As confidentially submitted to the U.S. Securities and Exchange Commission on March 17, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

__________________________________________

Industrial Tech Acquisitions II, Inc.

(Exact Name of Registrant as Specified in Its Charter)
__________________________________________

Delaware	6770	85-1213962
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5090 Richmond Ave, Suite 319
Houston, Texas 77056
Telephone: 713-599-1300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

E. Scott Crist
c/o Texas Ventures Mgmt, LLC
5090 Richmond Ave, Suite 319
Houston, Texas 77056
Telephone: 713-599-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Richard Anslow, Esq. Asher S. Levitsky P.C. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105	Ralph De Martino, Esq. Nick Tipsord, Esq. ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006

__________________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. ITAQ may not issue these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED
MARCH 17, 2023

INDUSTRIAL TECH ACQUISITIONS II, INC.
5090 Richmond Avenue, Suite 319
Houston, TX 77056

PROXY STATEMENT FOR SPECIAL MEETING IN LIEU OF 2023 ANNUAL MEETING OF STOCKHOLDERS OF INDUSTRIAL TECH ACQUISITIONS II, INC.

PROSPECTUS FOR UP TO [__] SHARES OF CLASS A COMMON STOCK OF INDUSTRIAL TECH ACQUISITIONS II, INC. IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS

To the Stockholders of Industrial Tech Acquisitions II, Inc.:

You are cordially invited to attend the special meeting of in lieu of the 2023 annual meeting of the stockholders (the “Special Meeting”) of Industrial Tech Acquisitions II, Inc., a Delaware corporation (“ITAQ”), which will be held at [•] [•].m., Eastern Time, on [•], 2023. The Board of Directors of ITAQ (the “ITAQ Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at [•]. Stockholders will NOT be able to attend the Special Meeting in-person. The accompanying proxy statement/prospectus includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. You or your proxy holder will be able to attend and vote at the Special Meeting by visiting https://www.cstproxy.com/[________] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Special Meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On November 21, 2022, ITAQ entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”) with NEXT Renewable Fuels, Inc., a Delaware corporation (“NEXT”), ITAQ Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of ITAQ (“Merger Sub”), for the purposes set forth in the Merger Agreement (all of the transactions contemplated by the Merger Agreement, including the issuances of securities thereunder, the “Business Combination”) name to NXTCLEAN Fuels Inc., and NEXT will be its wholly-owned subsidiary. ITAQ (renamed NXTCLEAN Fuels, Inc.) will continue as a public company and it will be a holding company, with NXTCLEAN’s operations being conducted by NEXT and its operating subsidiaries. In this proxy statement/prospectus we refer to the combined company after the Merger as “NXTCLEAN.”  You are being asked to vote on the Business Combination.

Pursuant to the terms of the Merger Agreement, at the Closing, Merger Sub will merge with and into NEXT (the “Merger”), with NEXT surviving the Merger as a wholly-owned subsidiary of ITAQ. As a result of and upon the Closing, among other things, (i) the holders of NEXT common stock (collectively, the “NEXT Stockholders”) will receive newly-issued shares of ITAQ Class A Common Stock based on a conversion ratio determined by dividing (i) $450,000,000 by (ii) the Redemption Price and dividing the result by the Total NEXT Shares, which result is the Conversion Ratio, (2) ITAQ will assume outstanding NEXT options, which will become options to purchase ITAQ Class A Common Stock and (3) ITAQ will assume each outstanding NEXT Warrant, which will become warrants to purchase shares of ITAQ Class A Common Stock, with the exercise price and the number of shares of ITAQ Class A Common Stock of the NEXT Options and NEXT Warrants to be adjusted by the Conversion Ratio.

NEXT is a developer and future operator of advanced biofuel refineries with a focus on renewable fuel. Through its wholly owned subsidiary, NEXT Renewable Fuels Oregon, LLC (“NRFO”), NEXT is in the process of permitting its first refinery (the “NEXT Refinery”) to produce renewable fuel. Until NEXT has (i) completed its FEED engineering, (ii) received all permits required by the State of Oregon and the United States federal government for the construction and operation of the NEXT Refinery, including the Section 404 Clean Water Act permit which is currently subject to a U.S. Army Corp of Engineers Environmental Impact Statement, (iii) selected an Engineering, Procurement and Construction (“EPC”) contractor, and (iv) raised sufficient debt and equity financing to allow construction of the facility, NEXT will not be able to make a positive Final Investment Decision, or FID with respect to its proposed refinery. If a positive FID is reached, NEXT plans to construct and operate the proposed NEXT Refinery at Port Westward, Oregon, a port located on the Columbia River in Oregon. If NEXT should, at any point, come to the conclusion that a positive FID to proceed with the NEXT Refinery cannot be made, or is not likely to be made, NEXT will evaluate the situation and seek alternative actions.

It is anticipated that upon completion of the Business Combination, the ITAQ public stockholders would retain a percentage ownership interest dependent upon the number of ITAQ public stockholders who exercise their redemption rights. If there are no redemptions, the ITAQ public stockholders will own approximately            % in NXTCLEAN, the Sponsor of ITAQ will retain an ownership interest of approximately            % of NXTCLEAN, and the NEXT stockholders will own approximately            % of NXTCLEAN. In a Maximum Redemption Scenario, which occurs when all ITAQ public shares are redeemed except that number of ITAQ public shares as would have a value, based on the redemption price, of $5,000,001, which we are estimating at 500,000 shares, the ITAQ public stockholders will own approximately            % in NXTCLEAN, the Sponsor of ITAQ will retain an ownership interest of approximately            % of NXTCLEAN, and the NEXT pre-merger stockholders will own approximately            % of NXTCLEAN. These percentages may change to the extent that ITAQ issues shares of Class A Common Stock in connection with financing transactions, which may be negotiated. The ownership and voting power percentages with respect to NXTCLEAN does not take into account (i) the actual amount of redemptions by ITAQ public stockholders, (ii) the issuance of any additional shares upon the under the Incentive Plan or (iii) the issuance of any additional shares underlying Assumed Options or Assumed Warrants. If the actual conditions are different from these assumptions (which they are likely to be), the percentage ownership retained by the ITAQ stockholders will be different. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Also, at the Special Meeting you will also be asked to vote on a restated certificate of incorporation for ITAQ which will change ITAQ’s corporate name to NXTCLEAN Fuels Inc. and eliminate provisions that are designed for a SPAC, an equity incentive plan and the election of seven directors, constituting the entire board.

ITAQ’s Class A Common Stock, Units and ITAQ Public Warrants are each traded on Nasdaq under the symbols “ITAQ,” “ITAQU,” and “ITAQW,” respectively. On [            ], 2023, the record date for Special Meeting, the closing sale prices of such securities were $[            ], $[            ] and $[            ], respectively. Upon the Closing, ITAQ’ units will be separated into their component securities and cease to exist as separate securities. ITAQ intends to apply for the listing of the Class A Common Stock and Warrants of NXTCLEAN on the Nasdaq effective upon completion of the Business Combination. ITAQ and NEXT have each advised the other that it will not close the Merger in the event ITAQ does not obtain Nasdaq approval of its continued listing at the effective time of the Merger.

Only holders of record of shares of ITAQ Common Stock at the close of business on [_____], 2023 (the “Record Date”), are entitled to notice of the Special Meeting and the right to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

The accompanying proxy statement/ prospectus provides ITAQ stockholders with detailed information about the Business Combination and other matters to be considered at the Special Meeting. ITAQ urges its stockholders to carefully read this entire document and the documents incorporated herein by reference. ITAQ stockholders should also carefully consider the risk factors described in “Risk Factors” beginning on page 48 of the accompanying proxy statement/prospectus.

ITAQ files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access ITAQ’s filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, ITAQ’s corporate website at [ ]. ITAQ’s website and the information contained on, or that can be accessed through, ITAQ’s website or any other website is not a part of this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the ITAQ Special Meeting, you should contact ITAQ by telephone or in writing at the following address and telephone number:

E. Scott Crist
Chief Executive Officer
5090 Richmond Ave, Suite 319
Houston, Texas 77056
(713) 599-1300

You may also obtain these documents by requesting them in writing or by telephone from ITAQ’s proxy solicitation agent at the following address and telephone number:

[      ]

If you are a stockholder of ITAQ and would like to request documents, please do so by [____], 2023, in order to receive them before the Special Meeting. If you request any documents from ITAQ, ITAQ will mail them to you by first class mail. You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by [__________], 2023 in order to receive them before the Special Meeting.

The ITAQ Board formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the ITAQ Board whether to pursue the Business Combination and, if so, on what terms and conditions.

After careful consideration, the ITAQ Board, based in part on the unanimous recommendation of the Special Committee, has unanimously approved the Merger Agreement and the Business Combination and determined that each of the Proposals described in the accompanying proxy statement/prospectus is in the best interests of ITAQ and recommends that you vote “FOR” each of these Proposals.

The accompanying proxy statement/ prospectus provides ITAQ stockholders with detailed information about the Business Combination and other matters to be considered at the Special Meeting. ITAQ urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety. In particular, when you consider the recommendation regarding these Proposals by the Special Committee and the ITAQ Board, you should keep in mind that ITAQ’ directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a ITAQ stockholder. For instance, rather than liquidating ITAQ, the Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to stockholders of ITAQ. In addition, you should carefully consider the matters discussed under “Risk Factors” beginning on page 48 of the accompanying proxy statement/prospectus. See also the section entitled “The Business Combination Proposal — Certain Interests of ITAQ’ Directors and Officers and Others in the Business Combination” for additional information.

Your vote is very important.    To ensure your representation at the ITAQ Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual ITAQ Special Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

Very truly yours,
E. Scott Crist
Chief Executive Officer and Chairman of ITAQ

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals and for the election of the directors proposed by ITAQ for election.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD SHARES OF ITAQ CLASS A COMMON STOCK THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF ITAQ CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE ITAQ SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR STOCK CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL

AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS.    IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE ITAQ SPECIAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS PROXY STATEMENT/PROSPECTUS, THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE OF SPECIAL MEETING IN LIEU OF 2023 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [            ], 2023

TO THE STOCKHOLDERS OF INDUSTRIAL TECH ACQUISITIONS II, INC.:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2023 annual meeting of stockholders (the “Special Meeting”) of Industrial Tech Acquisitions II, Inc., a Delaware corporation (“ITAQ”), will be held virtually at [            ] Eastern time on [            ], 2023, or on such other date to which the meeting may be adjourned or postponed. The Board of Directors of ITAQ (the “ITAQ Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at [•]. Stockholders will NOT be able to attend the Special Meeting in-person. The accompanying proxy statement/prospectus includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. You or your proxy holder will be able to attend and vote at the Special Meeting by visiting https://www.cstproxy.com/[________] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Special Meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.”). The Special Meeting, which will be held for the following purposes:

(1)    to consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of November 21, 2022 (attached hereto as Annex A and as may be amended or supplemented from time to time, the “Merger Agreement”), by and among ITAQ, NEXT Renewable Fuels, Inc., a Delaware corporation (“NEXT”) and ITAQ Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ITAQ (“Merger Sub”), which provides for, among other things, the merger (the “Merger”) of Merger Sub with and into NEXT, with NEXT surviving as a wholly-owned subsidiary of ITAQ, and in connection with the Merger (i) the holders of NEXT common stock (collectively, the “NEXT Stockholders”) will receive newly-issued shares of ITAQ Class A Common Stock based on a conversion ratio determined by dividing (i) $450,000,000 by (ii) the Redemption Price and dividing the result by the Total NEXT Shares, which result is the Conversion Ratio, (2) ITAQ will assume outstanding NEXT options, which will become options to purchase ITAQ Class A Common Stock and (3) ITAQ will assume each outstanding NEXT Warrant, which will become warrants to purchase shares of ITAQ Class A Common Stock, with the exercise price and the number of shares of ITAQ Class A Common Stock of the NEXT Options and NEXT Warrants to be adjusted by the Conversion Ratio (the Merger and the other transactions contemplated by the Merger Agreement, the “Transactions” or the “Business Combination”), which is referred to as the “Business Combination Proposal.”

(2)    to consider and vote upon a proposal to amend, immediately following and in connection with the closing of the Merger, ITAQ’s existing amended and restated certificate of incorporation (the “Existing ITAQ Charter”) by adopting the second amended and restated certificate of incorporation attached hereto as Annex B (the “Restated ITAQ Charter”). This Proposal, which is referred to as the “ITAQ Charter Proposal” is conditioned on the approval of the Business Combination Proposal.

(3)    to consider and vote upon, on an advisory and non-binding basis, a separate Proposal to approve the provisions of the Restated ITAQ Charter that provide for a classified board with three classes of directors. This separate vote is not otherwise required by Delaware law, separate and apart from the ITAQ Charter Proposal, but is required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Advisory Charter Proposal (separate and apart from approval of the ITAQ Charter Proposal). The Advisory Charter Proposal is described in more detail in this proxy statement/prospectus under the heading “The Advisory Charter Proposal.”

(4)    to consider and vote upon a proposal to adopt an equity incentive plan (the “Incentive Plan”) in the form of Annex D to this proxy statement/prospectus, which is referred to as the “Incentive Plan Proposal”;

(5)    to elect seven directors constituting the entire board of directors of ITAQ (the “Post-Closing ITAQ Board”), which is referred to as the “Director Election Proposal”; and

(6)    to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the ITAQ Charter Proposal, the Advisory Charter Proposal, the Incentive Plan Proposal, or the Director Election Proposal, which is referred to as the “Adjournment Proposal.”

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ITAQ Class A common stock and ITAQ Class B Common Stock (the “ITAQ Common Stock”) at the close of business on [        ], 2023, the record date for the Special Meeting, are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and at any adjournments or postponements of the Special Meeting.

The ITAQ Board formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the ITAQ Board whether to pursue the Business Combination and, if so, on what terms and conditions. After careful consideration, the Special Committee approved the terms of the Merger Agreement, and, following such approval, the ITAQ Board determined that each of (i) the Business Combination Proposal, (ii) the ITAQ Charter Proposal, (iii) the Advisory Charter Proposal, (iv) the Incentive Plan Proposal, (v) the Director Election Proposal, and (vi) the Adjournment Proposal are advisable and fair to and in the best interest of ITAQ and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the ITAQ Charter Proposal, “FOR” the Advisory Charter Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, and “FOR” the Adjournment Proposal, if presented.

The Merger is conditioned on the approval of each of the Business Combination Proposal, the ITAQ Charter Proposal, the Incentive Plan Proposal, and the Director Election Proposal (the “Condition Precedent Proposals”) at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety. If the Business Combination Proposal is not approved by ITAQ’s stockholders, the Merger will not be consummated, the Restated ITAQ Charter will not be adopted and the Directors Election Proposal and the Advisory Charter Proposal will not be effected. Additionally, if either the Director Election Proposal or the Incentive Plan Proposal is not approved by ITAQ’s stockholders, the Merger will not be consummated and the Restated ITAQ Charter will not be adopted unless NEXT waives these conditions.

All of ITAQ’s stockholders are cordially invited to attend the Special Meeting virtually. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of ITAQ Common Stock, you may also cast your vote virtually at the Special Meeting. If your shares are held in an account at a brokerage firm or bank or other nominee, you must instruct your broker or bank or nominee on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the Business Combination Proposal, the Advisory Charter Proposal and the ITAQ Charter Proposal, but will not have an effect upon the Incentive Plan Proposal, the Director Election Proposal, or the Adjournment Proposal, provided that a quorum is present.

A complete list of ITAQ stockholders of record entitled to vote at the Special Meeting will be available for ten days immediately prior to the Special Meeting at the principal executive offices of ITAQ for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted. The Merger is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of the proposals is more fully described in the accompanying proxy statement/prospectus, which each ITAQ stockholder is encouraged to read carefully and in its entirety.

Thank you for your participation. We look forward to your continued support.

This proxy statement/prospectus is dated [            ], and is first being mailed to ITAQ stockholders on or about [            ].

By Order of the Board of Directors

E. Scott Crist
Chief Executive Officer and Chairman of the Board
Houston, Texas
[ ]

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals and for the election of the directors proposed by ITAQ for election.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD SHARES OF ITAQ CLASS A COMMON STOCK THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF ITAQ CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE ITAQ SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR STOCK CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/ PROSPECTUS.    IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE ITAQ SPECIAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Industrial Tech Acquisitions II, Inc., a Delaware corporation (“ITAQ”), constitutes a prospectus under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (i) the ITAQ Class A Common Stock to be issued under the agreement and plan of merger (the “Merger Agreement”) to the stockholders of NEXT Renewable Fuels, Inc. (“NEXT”) in connection with the consummation of the Merger, (ii) the ITAQ Class A Common Stock to be used upon exercise of the Options to purchase ITAQ Class A Common Stock to be issued to holders of options and (iii) the ITAQ Class A Common Stock to be issued to the holders of the ITAQ Warrants to be issued to holders of NEXT warrants. This document also constitutes a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the Special Meeting at which ITAQ stockholders will be asked to consider and vote upon a proposal to approve the Merger by the adoption and approval of the Merger Agreement, the ITAQ Charter Proposal, the Incentive Plan Proposal, and the Director Election Proposal, among other matters.

Information in this proxy statement/prospectus relating to the number of outstanding shares of NEXT Common Stock and per share information, unless otherwise provided, reflects the present capitalization of NEXT. As a result of the Recapitalization described in this proxy statement/prospectus, the number of shares of outstanding NEXT common stock will change immediately prior to the Closing pursuant to the Recapitalization.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, we present industry data, information and statistics regarding the markets in which NEXT competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with NEXT’s own internal estimates, taking into account publicly available information about other industry participants and NEXT’s management’s judgment where information is not publicly available. This information appears in “Summary of the Proxy Statement/Prospectus,” “NEXT’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Information About the Companies — NEXT’s Business” and other sections of this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

ITAQ and NEXT own or have rights to trademarks, trade names and service marks that it uses in connection with the operation of its business. In addition, NEXT’s name, logos and website names and addresses are its trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable “©”, “SM” and “TM” symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “NEXT” refer to NEXT Renewable Fuels, Inc., a Delaware corporation, the term “ITAQ” refers to Industrial Tech Acquisitions II, Inc., a Delaware corporation, the term “Merger Sub” refers to ITAQ Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ITAQ, and the term “NXTCLEAN” refers to ITAQ following the merger, which will be renamed NXTCLEAN Fuels Inc., which will be the name of ITAQ following the effectiveness of the Merger, and the business of NXTCLEAN will be the business of NEXT, with NEXT continuing as a wholly-owned subsidiary of NXTCLEAN.

In addition, in this proxy statement/prospectus:

“Adjournment Proposal” means the proposal to adjourn the Special Meeting of the stockholders of ITAQ to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the ITAQ Charter Proposal, the Advisory Charter Proposal, the Incentive Plan Proposal, or the Director Election Proposal.

“Advisory Charter Proposal” means the proposal for advisory vote to approve the amendment to the Existing ITAQ Charter to provide for a classified board of directors, which proposal is separate from the ITAQ Charter Proposal.

“Assumed Options” and “Assumed Warrants” are the NEXT options and warrants that are assumed by ITAQ pursuant to the Merger Agreement.

“Broker Non-Vote” means the failure of an ITAQ stockholder who holds shares in “street name,” whether through a broker or another nominee, to give voting instructions to such broker, bank or other nominee with the result that the broker cannot vote the ITAQ stockholder’s shares.

“Business Combination” means the Merger and all the other transactions contemplated by the Merger Agreement.

“Business Combination Proposal” means the proposal to adopt and approve the Merger Agreement and approve the Transactions contemplated thereby.

“Closing” shall mean the closing of the Merger Agreement and Business Combination.

“Conversion Ratio” means such number of shares of ITAQ Class A Common Stock to be issued in respect of each share of Company Common Stock, determined by first dividing $450,000,000 by the Redemption Price, and dividing such result by the Total NEXT Shares, determined after completion of the Recapitalization.

“Deadline Date” means the date by which ITAQ must complete a business combination failing which it is required to liquidate, with the Trust Account being paid over to the holders of the Public Shares. Such date is April 14, 2023, which date, by resolution of the ITAQ Board if requested by the Sponsor, may be extended an additional three months (for a total of up to 18 months to complete a business combination until July 14, 2023), subject to the sponsor depositing into the Trust Account, upon five days advance notice prior to the applicable deadline, $1,725,000 ($0.10 per unit) to finance the three-month extension, and which date may be further extended in accordance with the terms of the Existing ITAQ Charter. ITAQ proposes to schedule a meeting of its stockholders to consider an amendment to the Existing ITAQ Charter to extend the Deadline Date to December [    ]. 2023. If the amendment to the Existing Charter is approved, the Deadline Date will mean December [    ], 2023, and the Existing ITAQ Charter will mean ITAQ’s certificate of incorporation as so amended.

“DGCL” means the Delaware General Corporation Law.

“DTC” means The Depository Trust Company.

“Effective Time” means the effective time of the Merger pursuant to the Merger Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing NEXT Charter” means the Certificate of Incorporation of Next Renewable Fuels, Inc., as in effect on the date of this proxy statement/prospectus.

“Existing ITAQ Charter” means ITAQ’s amended and restated certificate of incorporation as in effect on the date of this proxy statement/prospectus.

“FID” means the final investment decision by NXTCLEAN to proceed with the construction of the NEXT Refinery after NEXT has (i) completed its FEED engineering, (ii) received all permits required by the State of Oregon and the United States federal government for the construction and operation of the NEXT Refinery, (iii) selected an EPC contractor acceptable to the financial community, and (iv) raised sufficient debt and equity financing to allow construction of the refinery.

“FEED” means front end engineering design, which means the basic engineering studies that are conducted at an early stage. These studies are intended to resolve technical issues and estimate in broad terms the investment cost.

“Founder Shares” means the shares of ITAQ Class B Common Stock initially purchased by the Sponsor in a private placement prior to the IPO, and the shares of ITAQ Class A Common Stock issuable upon the conversion thereof.

“GAAP” means generally accepted accounting principles in the United States.

“Incentive Plan” means the new equity incentive plan for ITAQ pursuant to which ITAQ may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes, as attached to this proxy statement/prospectus as Annex D.

“Incentive Plan Proposal” means the proposal to adopt the Incentive Plan).

“Insiders” means the executive officers and directors of ITAQ or NEXT, as the context implies.

“Interested Parties” means three parties who were interested in considering a potential transaction involving the Refinery.

“Interim Period” means the period prior to the Closing.

“Investor Notes” refers to the notes that United Airline Ventures, Ltd. (“United”) and other strategic investors are expected to agree to purchase in the maximum aggregate principal amount of $50,000,000.

“IPO” means the initial public offering of Units of ITAQ that was consummated on January 14, 2022, pursuant to ITAQ’s prospectus filed on January 13, 2022.

“IPO Registration Statement” means the Registration Statement on Form S-1 initially filed with the SEC on March 22, 2021, as amended, and declared effective on January 11, 2022 (File No. 333-254594).

“ITAQ Board” means the board of directors of ITAQ prior to the consummation of the Merger and Business Combination.

“ITAQ Charter Proposal” means the proposal to amend and restate the Existing ITAQ Charter to change the corporate name of ITAQ to NXTCLEAN Fuels Inc., to provide for a classified board with three classes of directors, to remove and change certain provisions in the Certificate of Incorporation related to ITAQ’s status as a blank check company, such amendment and restatement to become effective upon the effectiveness of the Merger.

“ITAQ Class A Common Stock” means ITAQ’s Class A common stock, par value $0.0001 per share, each having one vote per share.

“ITAQ Class B Common Stock” means ITAQ’s Class B common stock, par value $0.0001 per share, each having one vote per share, which pursuant to the Existing ITAQ Charter, are automatically converted into an equal number of shares of ITAQ Class A Common Stock upon completion of the Merger.

“ITAQ Common Stock” means ITAQ Class A Common Stock and ITAQ Class B Common Stock.

“ITAQ Private Placement Warrants” (or “Private Warrants”) means the ITAQ Warrants sold to the Sponsor in a private placement simultaneously with closing of the IPO, and all other ITAQ Warrants which, other than the ITAQ Public Warrant, are outstanding at the Effective Time.

“ITAQ Public Warrants” means the ITAQ Warrants sold as part of the Units in ITAQ’s IPO (whether purchased in ITAQ’s IPO or thereafter in the open market).

“ITAQ Stockholder” means a holder of ITAQ Common Stock, all of which holders are, collectively, the “ITAQ Stockholders.”

“ITAQ Stockholder Approval Matters” means (i) the adoption and approval of Business Combination Proposal; (ii) the adoption and approval of the ITAQ Charter Proposal; (iii) the adoption and approval of the Advisory Charter Proposal; (iv) the adoption and approval of the Incentive Plan Proposal; (v) the adoption and approval of the Director Election Proposal; (vi) the adoption and approval of the Adjournment Proposal, if there are insufficient votes at the Special Meeting to approve the Business Combination Proposal, the ITAQ Charter Proposal, the Incentive Plan Proposal, or the Director Election Proposal, and (vi) such other matters as NEXT and ITAQ shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the Business Combination contemplated by the Merger Agreement.

“ITAQ Warrants” means the warrants to purchase ITAQ Class A common stock to be issued to the holders of NEXT Warrants in connection with the consummation of the Merger.

“Letter Agreement” means the Letter Agreement, dated January 11, 2022, by and between ITAQ, its officers and directors, and the Sponsor, pursuant to which the Sponsor and ITAQ’s officers and directors agreed, among other things, to vote in favor of any proposed business combination, not to seek any redemption of any shares of ITAQ Common Stock owned by them, and to certain lock-up provisions.

“Maximum Redemption Scenario” means a redemption scenario where all but such number of ITAQ Public Stockholders holding a number of ITAQ Shares with a value, based on the Redemption Price, of $5,000,001, exercise their redemption rights. For purposes of making computations in the proxy statement/prospectus, we are assuming the Maximum Redemption Scenario assumes that all 500,000 ITAQ Public Shares will be outstanding after redemptions.

“Merger” means the merger of Merger Sub with and into NEXT, with NEXT surviving the Merger and becoming a wholly-owned subsidiary of ITAQ, along with the other transactions contemplated by the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 21, 2022, by and among ITAQ, NEXT and Merger Sub, as such agreement may be amended or modified from time to time in accordance with its terms.

“Merger Consideration” means the total number of shares of ITAQ Class A Common Stock to be issued to the NEXT stockholders, including shares issuable to holders of NEXT Options and NEXT Warrants which hare outstanding at the Effective Time, pursuant to the Merger Agreement.

“Merger Sub” means ITAQ Merger Sub Inc.

“Minimum Funding” means that the total of the proceeds from the PIPE Offering plus the amount remaining in the Trust Account after Redemptions, net of Expenses, shall not be less than $50,000,000

“Nasdaq” means the Nasdaq Stock Market.

“NEXT Equity Financing” means a private placement of NEXT securities pursuant to subscription agreements entered into between NEXT and investors prior to the Closing on terms reasonably acceptable to ITAQ.

“NEXT Lock-up Agreement” means the agreements dated as of November 21, 2022, pursuant to which certain of NEXT’s significant stockholders (“Significant Company Holders”) agreed not to sell restricted ITAQ securities, subject to specified release provisions, including ITAQ Class A common stock, Assumed Options, and Assumed Warrants, during the one-year period commencing on the Closing Date.

“NEXT Common Stock” means NEXT’s common stock, par value $0.001 per share, having one vote per share.

“No Redemption Scenario” means a scenario in which no Public Stockholder elects to have his or her Public Shares redeemed in connection with the Merger.

“NEXT Securityholders” means each stockholder holder of NEXT.

“No Redemption Scenario” means a scenario in which no Public Stockholders elect to have their Public Shares redeemed in connection with the Merger.

“NRFO” means NEXT Renewable Fuels Oregon, LLC, a Delaware limited liability company, a wholly-owned subsidiary of NEXT and the entity that is to operate NEXT’s refinery.

“Outstanding NEXT Options” means options to purchase NEXT Common Stock that are outstanding at the Effective Time “Outstanding NEXT Warrants” means the warrants to purchase NEXT Common Stock that are outstanding at the Effective Time.

“Outstanding ITAQ Warrants” means, collectively, the ITAQ Private Placement Warrants and the ITAQ Public Warrants that are outstanding immediately prior to the Effective Time.

“PIPE Investment” means the purchases of PIPE Securities pursuant to PIPE Subscription Agreements with the PIPE Investors, such purchases to be consummated immediately prior to the consummation of the Merger.

“PIPE Investors” means certain accredited investors who, subsequent to the date of the Merger Agreement, shall have executed PIPE Subscription Agreements pursuant to which they agreed, in the aggregate, to purchase the PIPE Securities.

“PIPE Offering” means the private placement for an aggregate investment of at least $50 million of PIPE Securities.

“PIPE Securities” means ITAQ securities subscribed for and to be purchased by the PIPE Investors pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” means the subscription agreements entered into by the PIPE Investors, pursuant to which the PIPE Investors shall have committed to subscribe for PIPE Securities; it being understood that as of the date of the submission of this draft registration statement, there were no PIPE Subscription Agreement and at such date, neither the terms of any PIPE Subscription Agreements nor the amount of the PIPE investment have been determined.

“Post-Closing ITAQ Board of Directors” means the board of directors of the ITAQ elected pursuant to the Director Election Proposal, effective on the Closing Date.

“Prospectus” means the prospectus dated January 13, 2021 included in the Registration Statements on Form S-1 (Registration No. 333-254594) filed by ITAQ with the SEC in connection with the IPO.

“Public Shares” means shares of ITAQ Class A Common Stock sold as part of the Units sold in the IPO (whether they were purchased in ITAQ’s initial public offering or thereafter in the open market).

“Public Stockholders” means the holders of the Public Shares.

“RD” means renewable diesel, as developed, produced, refined, and otherwise processed by NEXT and its subsidiaries.

“Recapitalization” means the recapitalization whereby all of NEXT’s convertible debt will be converted into NEXT Common Stock, so that at the Closing the NEXT Common Stock shall be the only class of NEXT’s capital stock outstanding.

“Redemption” means ITAQ’s acquisition of Public Shares in connection with the Merger pursuant to the right of the holders of Public Shares to have their shares redeemed in accordance with the procedures described in this proxy statement/prospectus

“Redemption Price” means the price to be paid from the Trust Account upon redemption of one share of ITAQ Class A Common Stock held by the Public Stockholders pursuant to the Existing ITAQ Charter.

“Registration Rights Agreement” means the Registration Rights Agreement, dated January 11, 2022, by and among NEXT and the Sponsor.

“Restated ITAQ Charter” means the amended and restated certificate of incorporation of ITAQ in the form attached as Annex B to this proxy statement/prospectus which, among other things, (i) changes the corporate name of ITAQ to NXTCLEAN Fuels Inc., (ii) provides for a classified Board with three classes of directors, and (iii) removes provisions related to ITAQ’s status as SPAC, all as described in “Proposal No. 2. The ITAQ Charter Proposal.”

“SAF” means sustainable aviation fuel developed, refined, or otherwise processed by NEXT and its subsidiaries.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Special Committee” means a special committee of ITAQ’s board of directors to consist of the three directors and to have full authority of the board to evaluate and approve or reject the proposed business combination with NEXT.

“Special Meeting” means the Special Meeting of the stockholders of ITAQ, to be held virtually on [            ] at [            ] Eastern time, accessible at https://www.cstproxy.com/XXXXXXXXXXXXX2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

“Sponsor” means Industrial Tech Partners II, LLC, a Delaware limited liability company.

“Sponsor Shares” means 4,312,500 shares of ITAQ Class B Common Stock owned by the Sponsor.

“Total NEXT Shares” shall mean the sum of (i) the number of shares of NEXT Common Stock outstanding after giving effect to the Recapitalization (excluding (x) any shares of NEXT Common Stock owned by NEXT or a subsidiary of NEXT and (y) any shares of NEXT Common Stock issuable upon conversion or exercise of the Investor Notes and the United Warrants), (ii) the number of shares of NEXT Common Stock issued pursuant to the NEXT Equity Financing, (iii) the number of shares of NEXT Common Stock issuable upon exercise of Outstanding NEXT Options, and (iv) the number of shares of NEXT Common Stock issuable upon exercise of Outstanding NEXT Warrants (excluding the United Warrants). No fractional shares of ITAQ Class A Common Stock shall be issued to holders of Company Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of ITAQ Class A Common Stock.”

“Transaction” or “Transactions” means the transactions contemplated by the Merger Agreement and the PIPE Subscription Agreements to occur at or immediately prior to the Closing, including the Recapitalization and the Merger, and is used interchangeably with “Business Combination.”7

“Transaction Expenses” means all fees and expenses of any of NEXT or ITAQ incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the Merger and Business Combination, including, without limitation, any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of ITAQ or NEXT, including all deferred expenses (excluding all deferred fees and commissions payable to the Wells Fargo, the representative of the underwriters of ITAQ’s IPO).

“Trust Account” means the trust account that holds proceeds from the IPO and the concurrent sale of the ITAQ Private Warrants pursuant to the Trust Agreement.

“Trust Agreement” means the investment management trust agreement effective January 11, 2022, between ITAQ and Continental Stock Transfer & Trust Company, LLC.

“Underwriting Agreement” means the Underwriting Agreement, dated January 11, 2022, by and between NEXT and Wells Fargo, as representative of the several underwriters.

“United” means United Airlines Ventures Ltd.

“United Warrants” means the series of warrants issued by NEXT to United to purchase an aggregate of 4,000,000 shares of NEXT Common Stock (with such series consisting of (i) a warrant to purchase 1,000,000 shares of NEXT Common Stock, (ii) a warrant to purchase 2,000,000 shares of NEXT Common Stock, and (iii) a warrant to purchase 1,000,000 shares of NEXT Common Stock), each of which is exercisable at a future date at an exercise price of $5.00 per share.

“Units” means Units issued in the IPO, each consisting of one share of ITAQ Class A Common Stock and one-half of one Public Warrant.

“U.S. dollar,” “USD,” “US$” and “$” mean the legal currency of the United States.

“U.S.” means the United States of America.

“Voting Agreements” means the agreements pursuant to which certain holders of NEXT Common Stock and/or NEXT Preferred Stock agreed to vote their shares of NEXT in favor of the Merger.

“Wells Fargo” means Wells Fargo Securities, LLC, the representative of the several underwriters of ITAQ’s IPO.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Merger and the Business Combination, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus. The Merger Agreement is the legal document that governs the Merger, Business Combination, and all transactions contemplated by the Merger Agreement. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.”

Information About the Companies

NEXT

NEXT, a Delaware corporation, is a developer and future operator of advanced biofuel refineries with a focus on renewable fuel. Through its wholly owned subsidiary, NEXT Renewable Fuels Oregon, LLC (“NRFO”), NEXT is in the process of permitting its first refinery to produce renewable fuel. Until NXTCLEAN has (i) completed its FEED engineering, (ii) received all permits required by the State of Oregon and the United States federal government for the construction and operation of the NEXT Refinery, including the Section 404 Clean Water Act permit which is currently subject to a U.S. Army Corp of Engineers Environmental Impact Statement, (iii) selected an EPC contractor acceptable to the financial community, and (iv) raised sufficient debt and equity financing to allow construction of the facility, NEXT will not be able to make a positive Final Investment Decision, or FID. If a positive FID is reached, NEXT plans to construct and operate its proposed refinery at Port Westward, Oregon, a port located on the Columbia River in Oregon (the “NEXT Refinery”). NEXT does not expect to generate revenue before 2026, and it can give no assurance that it will meet this timetable. If NEXT should, at any point, come to the conclusion that a positive FID to proceed with the NEXT Refinery cannot be made or is not likely to be made, then NEXT will evaluate the situation and seek alternative actions.

NEXT anticipates that the proposed NEXT Refinery, if permitted and built, will have the capacity to produce up to 50,000 barrels per day of RD and SAF. Following completion of the NEXT Refinery, which is not expected to be completed and generating revenue before 2026, NEXT plans to develop and operate several refineries of advanced biofuel with a focus on renewable fuel, however, no assurance can be given as to when or whether it will operate additional refineries. NEXT gives no assurance as to if and when the NEXT Refinery would be operating and generating revenue or whether or when NEXT would construct and operate additional refineries. Accordingly, NEXT expects to incur losses and negative cash flow from operating activities for the foreseeable future and to incur significant capital expenditures in the construction and commencement of operations at its proposed Refinery. NEXT cannot be assured that NXTCLEAN can or will operate profitably or that it will be able to sustain or increase profitability.

NEXT faces hurdles to become an income-generating business, including hurdles which are dependent on future decisions of NEXT and its management. NEXT may never obtain the approvals or funding needed to build the NEXT Refinery. NEXT does not currently have the funding necessary to build and operate the NEXT Refinery. Furthermore, the terms of any financing may include covenants which may affect NEXT’s ability to obtain additional financing and may affect the terms on which NXTCLEAN can purchase feedstock and sell renewable fuel. NEXT management does not have experience in the commercial space which NEXT occupies. NEXT has not yet designed the NEXT Refinery, and there is no guarantee a contractor would be able or willing to do so. The estimated build costs of the NEXT Refinery are based on preliminary engineering studies, which could be inaccurate. Once the NEXT Refinery is built and produces fuel, the fuel cannot be sold until it receives EPA approval, which may not be obtained for years, if ever. NEXT may also face substantial delay in obtaining regulatory approvals, which are necessary for NEXT to commence construction of its refinery. Any delay in obtaining the necessary permits and other regulatory approvals could result in delays and increased costs in constructing its refinery, which could impair its ability to develop its business. NXTCLEAN may be unable to successfully negotiate final, binding terms related to its current non-binding renewable fuel supply and distribution agreements, which could harm NXTCLEAN’s commercial prospects. NEXT’s renewable fuel may also be less compatible with existing transportation infrastructure than NEXT believes, which may hinder its ability to market its renewable fuel product on a large scale.

ITAQ

ITAQ is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. ITAQ was incorporated under the laws of Delaware on January 4, 2021. ITAQ’s IPO was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-254594) that became effective on January 11, 2022.

On January 14, 2022, ITAQ consummated its IPO of 17,250,000 Units, which included 2,250,000 Units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Each Unit consists of one share of ITAQ Class A Common Stock and one-half of one ITAQ Public Warrant. The Units were sold at a price of $10.00 per unit, generating gross proceeds to ITAQ of $172,500,000. Simultaneously with the closing of ITAQ’s IPO, it completed the private sale of an aggregate of 8,037,500 ITAQ Private Placement Warrants to ITAQ’s Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to ITAQ of $8,037,500.

A total of $175,950,000, comprised of $169,050,000 of the proceeds from the IPO (which amount includes $2,668,260 of the underwriters’ deferred discount) and $6,900,000 of the proceeds from the sale of the ITAQ Private Placement Warrants, was placed in the Trust Account maintained by the Continental Stock Transfer & Trust Company, acting as trustee. As of December 31, 2022, there was approximately $[            ] in the Trust Account.

ITAQ’s Class A Common Stock, Units and ITAQ Public Warrants are each traded on Nasdaq under the symbols “ITAQ,” “ITAQU,” and “ITAQW,” respectively. ITAQ’s units began trading on Nasdaq on January 12, 2022, and the ITAQ Class A Common Stock and Public Warrants began trading on Nasdaq on March 4, 2022.

Transaction costs amounted to $10,799,030 and consisted of $3,450,000 of underwriting commissions, $6,900,000 of deferred underwriting commissions, and $449,030 of other offering costs, partially offset by the reimbursement of $1,035,000 of offering expenses by the underwriters. The Company’s remaining cash after payment of the offering costs is held outside of the Trust Account for working capital purposes. In connection with the Merger Agreement the underwriter has waived payment of the deferred underwriters’ discount.

ITAQ has selected December 31 as its fiscal year end date. As of the date of this proxy statement/prospectus, ITAQ had not commenced any operations. All activity for the period from January 4, 2021 (inception) to the date of this proxy statement/prospectus relates to ITAQ’s formation, the IPO, and subsequent to the IPO, identifying target companies for a Business Combination, including the negotiations with NEXT with respect to the Business Combination and the filing of this proxy statement/prospectus. ITAQ has generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and the private placement of warrants contemporaneously with the IPO. ITAQ has not generated revenue to date and, if the merger is completed, will not generate revenue until NEXT’s operations generate revenue. See “NEXT’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” which begins on page [166].

ITAQ’s certificate of incorporation provides that ITAQ must complete its initial business combination by April 14, 2023, ITAQ may, by resolution of its Board if requested by our Sponsor, extend the period of time to consummate an initial business combination by an additional three months, which is until July 14, 2023, subject to the Sponsor depositing into the Trust Account the sum of $1,725,000 ($0.10 per unit). Such payment would be made from the proceeds of one or more non-interest bearing loan from the Sponsor or its affiliates or designees.

Although ITAQ has the right to extend the date by which it must complete its initial business combination without stockholder approval, ITAQ has scheduled a meeting of stockholder to approve an amendment of its certificate of incorporation to extend the date by which it must complete its initial business combination to December 14, 2023. In connection with such extension, the ITAQ public stockholders will have right to have their Public Shares redeemed. ITAQ’s sponsor will deposit to Trust Account a monthly payment in an amount that will be set forth in the proxy statement relating to the meeting of stockholders to approve the amendment to the certificate of incorporation, subject to a maximum monthly payment. The monthly payment will be based on the number of public shares that are not redeemed.

ITAQ’s executive offices are located at 5090 Richmond Ave, Suite 319, Houston, Texas 77056, and its telephone number is (713) 599-1300.

Merger Sub

Merger Sub is a newly formed Delaware corporation and a wholly owned subsidiary of ITAQ. Merger Sub was formed solely for the purpose of effecting the Merger and has not carried on any activities other than those in connection with the Merger. The address and telephone number for Merger Sub’s principal executive offices are the same as those for ITAQ.

The Merger Agreement (page 120)

The descriptions below of the material terms of the Merger are intended to be summaries of such terms. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

The parties to the Merger Agreement are NEXT, Merger Sub and ITAQ. Pursuant to the Merger Agreement:

i.       Pursuant to the Recapitalization, prior to, and contingent upon, the Closing, all NEXT convertible debt, which was $4,500,000 at December 31, 2022, will be converted into NEXT common stock such that, at Closing, NEXT common stock will be the only class of NEXT capital stock outstanding, and no convertible debt will be outstanding;

ii.      Immediately prior to the Effective Time, but after giving effect to the Recapitalization, all shares of NEXT common stock issued and outstanding will automatically be cancelled and cease to exist in exchange for the right of each NEXT stockholder to receive the Merger Consideration. The total number of shares of ITAQ Class A Common Stock (“ITAQ Class A Common Stock”) to be issued to the NEXT stockholders, including holders of Outstanding NEXT Options and Outstanding NEXT Warrants (other than the United Warrants and shares issuable pursuant to the Investor Notes) (the “Merger Consideration”) shall be determined by dividing (i) 450,000,000, which is the value of the Merger Consideration, by (ii) the Redemption Price. The Conversion Ratio shall be determined after completion of the Recapitalization by dividing the Merger Consideration by the Total NEXT Shares. The “Total NEXT Shares” shall mean the sum of (i) the number of shares of NEXT Common Stock outstanding after giving effect to the Recapitalization (excluding (x) any shares held by NEXT or a subsidiary of NEXT, and (y) any shares of NEXT Common Stock issuable upon conversion or exercise of the United Warrants and the Investor Notes), (ii) the number of shares of NEXT Common Stock issued pursuant to a proposed equity financing by NEXT, (iii) the number of shares of NEXT Common Stock issuable upon exercise of Outstanding NEXT options, and, with Outstanding NEXT Warrants (other than the United Warrants or the Investor Notes). No fractional shares of ITAQ Class A Common Stock shall be issued to holders of NEXT Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of ITAQ Class A Common Stock.

iii.     At the Effective Time, by virtue of the Merger, each Outstanding NEXT Option and Outstanding NEXT Warrant shall be assumed by ITAQ and shall become an Assumed Option or Assumed Warrant to purchase the number of shares of ITAQ Class A Common Stock determined by multiplying the number of shares of NEXT Common Stock subject to the Outstanding NEXT Options or Warrant by the Conversion Ratio, and the exercise price per share of which shall be determined by dividing the exercise price of the Outstanding NEXT Option or Warrant by the Conversion Ratio, and the Assumed Option shall reflect ITAQ as the issuer of the Assumed Option. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in its applicable Non-Statutory Stock Option Agreement (except any references therein to NEXT or NEXT Common Stock, or will instead refer to ITAQ and the ITAQ Class A Common Stock, respectively). ITAQ shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation, for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of ITAQ Class A Common Stock for delivery upon the exercise of such Assumed Option.

iv.      At the Effective Time, by virtue of the Merger, each outstanding Investor Note together with all accrued and unpaid interest shall be converted into the right to receive a number of shares of ITAQ Class A Common Stock determined in accordance with the terms of the Investor Note, which terms shall be reasonably acceptable to ITAQ.

v.       The Existing ITAQ Charter shall be amended and restated in the form of the Restated ITAQ Charter.

vi.     The Incentive Plan shall be adopted and approved

vii.    The post-Closing ITAQ Board shall consist of seven directors, who shall be elected by the ITAQ stockholder at the Special Meeting and shall consist of one individual designated by ITAQ and six individuals designated by NEXT, four of whom shall be independent director under the Nasdaq definition of independent directors, as described in the Director Election Proposal, with such appointments to become effective at and subject to the Closing.

Pursuant to the Merger, ITAQ will change its name to NXTCLEAN Fuels Inc., and will remain publicly traded on Nasdaq. During the Interim Period, ITAQ agreed to keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and to use its commercially reasonable efforts prior to the Closing to maintain the listing of the Units, the ITAQ Class A Common Stock and the ITAQ Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that, from and after the Closing, the Parties intend to list on Nasdaq only the ITAQ Class A Common Stock and the ITAQ Public Warrants.

While trading on Nasdaq is intended to begin reasonably promptly after the consummation of the Merger, there can be no assurance that ITAQ’s Class A Common Stock and the ITAQ Public Warrants will satisfy the Nasdaq’s listing requirements or that a viable and active trading market in these ITAQ securities will develop following the consummation of the Merger and Business Combination.

ITAQ and NEXT agreed to take all actions necessary, including causing ITAQ’s executive officers to resign, so that the individuals serving as NEXT’s chief executive officer and chief financial officer, respectively, immediately prior to the Closing shall become the chief executive officer and chief financial officer of ITAQ on the Closing Date (unless, at its sole discretion, NEXT desires to appoint another qualified person reasonably acceptable to ITAQ to either such role, in which case, such other person identified by NEXT shall serve in such role) (each a “Post-Closing Officer,” and collectively, the “Post-Closing Officers”). Additionally, effective on the Closing, ITAQ and certain key employees of NEXT will enter into employment agreements, effective as of the Closing, in form and substance reasonably acceptable to ITAQ and NEXT. The agreement with NEXT’s Post-Closing Chief Executive Officer will include the grant of options, which are not included in the Total NEXT Shares used to compute the Conversion Ratio. For further information, please see the section entitled “Management of ITAQ Following the Merger.” ITAQ will provide indemnification agreements at or prior to the Closing.

The Merger Agreement contains representations and warranties made by NEXT and ITAQ as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined in the Merger Agreement), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the Business Combination contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions. The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

NEXT agreed to use its commercially reasonable efforts to enter into agreements with accredited investors with respect to the NEXT Equity Financing, the proceeds of which may be used by NEXT for working capital. A NEXT Equity Financing means a private placement of NEXT securities pursuant to subscription agreements entered into between NEXT and investors prior to the Closing on terms reasonably acceptable to ITAQ. To the extent that the NEXT Equity Financing involves the issuance of convertible securities, all such convertible securities shall be converted into NEXT Common Stock on or prior to the Closing Date. Such shares of NEXT Common Stock and any shares of NEXT Common Stock issuable upon exercise of any Outstanding NEXT Warrants that are issued as part of the Company Equity Financing and not exercised prior to the Closing Date shall be included in computing the Total NEXT Shares. As of the date of this submission, NEXT did not enter into any agreements with respect to a NEXT Equity Financing.

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effectuate the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the delivery of certain specified financial statements by NEXT to ITAQ, including the delivery by December 15, 2022 of audited financial statements for the year ended December 31, 2021; (iv) ITAQ’S public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. During the Interim Period, ITAQ, with the assistance of NEXT, will use its commercially reasonable efforts to enter into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors will agree to purchase from ITAQ at the Closing the PIPE Securities, which shall have such terms and conditions as shall be acceptable to ITAQ, subject to the approval of NEXT, which approval shall not be unreasonably withheld, delayed or conditioned, of up to $50,000,000 or such other amount as may be acceptable to ITAQ, and ITAQ agreed to obtain the waiver of the deferred underwriters’ fees due to the underwriters of its IPO. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. As of the date of this submission, neither ITAQ nor NEXT had entered into any PIPE Subscription Agreements.

The Merger Agreement also contains certain customary post-Closing covenants regarding (a) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (b) use of Trust Account proceeds. In addition, NEXT agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement and the Business Combination, and NEXT agreed to enforce the Voting Agreements in connection therewith.

The Merger Agreement contains conditions to Closing customary for a transaction of this nature, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of ITAQ and NEXT; (ii) approvals of any filings required to be made with any governmental authorities (“Regulatory Approvals”) and completion of any antitrust expiration periods, in each case, as applicable; (iii) no law or order preventing the Business Combination; (iv) upon the Closing, ITAQ having net tangible assets of at least $5,000,001 after redemptions and any PIPE investment; (v) the members of the Post-Closing ITAQ Board of Directors shall have been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement, and (vi) the Registration Statement shall have been declared effective by the SEC and a no stop order or similar order shall be in effect.

In addition, unless waived by ITAQ, the obligations of ITAQ and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by NEXT of customary certificates and other Closing deliverables: (i) the representations and warranties of NEXT being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) NEXT having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to NEXT and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the execution of the Lock-Up Agreements, Employment Agreements and Non-Competition Agreements being in full force and effect and the Recapitalization having been completed as required under the Merger Agreement.

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (a) by mutual written consent of ITAQ and NEXT; (b) by either ITAQ or NEXT if any of the conditions to Closing have not been satisfied or waived by July 14, 2023 (the “Outside Date,” (provided that, if (A) ITAQ obtains an extension of the period of time in which it is required to complete an initial business combination, ITAQ may extend the Outside Date for additional periods equal to the shortest of (i) three additional months in the aggregate, (ii) the period ending on the last date for ITAQ to consummate a business combination pursuant to the latest of any such extensions, or (iii) such period as determined by ITAQ, and (B) if, on or prior to July 14, 2023, the SEC has not declared the Registration Statement effective, the Outside Date shall be automatically extended to August 31, 2023, provided that a breach or violation of the Merger Agreement shall not give rise to a right of termination of the Merger Agreement by either party)); (c) by either ITAQ or NEXT if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable; (d) by either ITAQ or NEXT in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (e) by ITAQ if there has been a Material Adverse Effect on NEXT and its subsidiaries following the date of the Merger Agreement that is uncured and continuing; (f) by either ITAQ or NEXT if the stockholders of ITAQ do not approve the Merger Agreement, the Business Combination, and the Condition Precedent Proposals at the Special Meeting; and (g) by either ITAQ or NEXT if NEXT holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Transaction and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of ITAQ, NEXT, and Merger Sub under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees. ITAQ and NEXT agreed to each be responsible for 50% of any filing fees and expenses under any applicable antitrust laws.

Pursuant to the Merger Agreement, NEXT agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in ITAQ’s Trust Account held for its Public Stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Pursuant to the Merger Agreement, ITAQ and NEXT have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of NEXT whereby each NEXT Stockholder party to the Voting Agreements unconditionally and irrevocably agreed to vote all of such NEXT Stockholder’s shares of NEXT (i) in favor of the Merger, the Merger Agreement and the Business Combination, and the other matters to be submitted to the NEXT Stockholders for approval in connection with the Business Combination, and each NEXT Stockholder party thereto has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, and (ii) to vote the shares in opposition to: (A) any acquisition proposal and any and all other proposals (x) for the acquisition of NEXT, or (y) which are in competition with or materially inconsistent with the Merger Agreement or the Ancillary Documents, in each case in the manner and subject to the conditions set forth in the Voting Agreements. The Voting Agreements prevent transfers of the NEXT shares held by the NEXT Stockholder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Pursuant to the Merger Agreement, the Significant Company Holders entered into Lock-Up Agreements with ITAQ. Pursuant to the Lock-Up Agreements, each Significant Company Holder party thereto agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the one (1) year anniversary of the Closing (subject to early release if NEXT consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ITAQ restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ITAQ restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the ITAQ restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

Pursuant to the Merger Agreement, NEXT agreed that, promptly following the execution and delivery of the Merger Agreement, certain NEXT Securityholders and NEXT executive officers will enter into Non-Competition and Non-Solicitation Agreements (the “Non-Competition Agreements”) in favor of NEXT, ITAQ, and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the NEXT Securityholders and NEXT executive officers signatory thereto will agree not to compete with ITAQ, NEXT, or their respective affiliates during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Prior to signing the Merger Agreement, NEXT executed an agreement (the “United Agreement”) with United Airlines Ventures Ltd (“United”), pursuant to which United purchased 500,000 shares of NEXT common stock at $5.00 per share (the “United Shares”), and NEXT issued to United a series of warrants (the “United Warrants”) to purchase an aggregate of 4,000,000 shares of NEXT Common Stock at an exercise price of $5.00 per share, a portion of which is subject to vesting provisions. Pursuant to the United Agreement, United could invest as much as a total of $37.5 million into NEXT’s equity and debt, as long as NEXT meets certain milestone targets. The United Shares will be included in the Total NEXT Shares and United will receive registered shares of ITAQ Class A Common Stock pursuant to the Merger.

In connection with the initial United investment, NEXT and NRFO agreed to co-issue to United up to $15 million in secured convertible notes (the “United Secured Notes”). United may purchase the United Secured Notes in an aggregate principal amount of $15 million to be co-issued by NEXT and NRFO, although it is not obligated to do so. The United Secured Notes would be convertible into ITAQ Class A Common Stock at an agreed upon discount. Pursuant to the Merger Agreement, NEXT will issue notes of like tenor to strategic investors and other approved investors as part of an issuance of notes in the maximum principal amount of $50 million or such other amount for the purpose of satisfying the Minimum Funding Requirement. The terms of the United Secured Notes shall be acceptable to NEXT and subject to the consent of ITAQ, with such consent not to be unreasonably delayed, denied or conditioned. Additionally, to the extent Investor Notes are issued to strategic investors besides United that are competitive with United’s business (i.e., other airlines), United will benefit from a most-favored nation provision in the United Investor Rights Letter (as defined below). As of the date of this submission, NEXT has not entered into any agreements with respect to Investor Notes.

Also in connection with the United Agreement, NEXT and United entered into an investor rights letter agreement providing United with certain rights with respect to the NEXT securities that United may hold from time to time (the “United Investor Rights Letter Agreement”), a registration rights agreement (the “United Registration Rights Agreement”), and a right of first refusal and co-sale agreement (the “ROFR Agreement,” and collectively with the Registration Rights Agreement and the United Investor Rights Letter Agreement, the “United Side Agreements”). Certain of the United Side Agreements, such as the ROFR Agreement, will automatically terminate upon the consummation of a business combination (like the Merger and Business Combination) or upon the consummation of a Liquidation Event (as defined in the United Warrants). Additionally, United’s rights under the United Registration Rights Agreement shall terminate upon the closing of a Liquidation Event (as defined in the Warrants) or upon the fifth anniversary of the effectiveness of this proxy statement/prospectus. However, the parties will enter new side agreements with terms similar to the United Side Agreements following the consummation of a business combination.

Pursuant to the Merger Agreement, and prior to Closing, NEXT agreed to use its commercially reasonable efforts to enter into agreements with accredited investors with respect to the NEXT Equity Financing, the proceeds of which may be used by NEXT for working capital. A NEXT Equity Financing means a private placement of NEXT securities pursuant to subscription agreements entered into between NEXT and investors prior to the Closing on terms reasonably acceptable to ITAQ. To the extent that the NEXT Equity Financing involves the issuance of convertible securities, all such convertible securities shall be converted into NEXT Common Stock on or prior to the Closing Date. Such shares of NEXT Common Stock and any shares of NEXT Common Stock issuable upon exercise of any warrants issued as part of the NEXT Equity Financing and not exercised prior to the Closing Date shall be included in computing the Total NEXT Shares.

Pursuant to the Merger Agreement, ITAQ agreed to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the registration under the Securities Act of the shares of ITAQ Class A Common Stock to be issued pursuant to the Merger Agreement as the Merger Consideration. The Registration Statement will contain ITAQ’s proxy statement to solicit proxies from ITAQ’s stockholders to approve, among other things, (i) the Merger Agreement and the Business Combination, including the Merger and the issuance of ITAQ securities in connection with the Business Combination; (ii) the amendment of the ITAQ Certificate of Incorporation to change the name of ITAQ to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by ITAQ and NEXT, to provide for a staggered board with three classes of directors, to eliminate provisions relating to ITAQ’s status as a SPAC; (iii) the adoption the Incentive Plan with terms acceptable to ITAQ and NEXT; and (iv) the election of the members of the Post-Closing ITAQ Board of Directors following the Closing, as described below.

The terms and conditions of the Merger of Merger Sub with and into NEXT, with NEXT surviving the Merger as a wholly-owned subsidiary of ITAQ, are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. ITAQ encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Merger. A comprehensive summary of the material provisions of the Merger Agreement can be found at “Proposal No. 1 — The Business Combination Proposal” and “Description of the Merger Agreement.”

Merger Consideration

Prior to and contingent upon the Closing, NEXT will effect the Recapitalization pursuant to which all convertible debt issued by NEXT that remains outstanding prior to the Closing (the “Outstanding NEXT Convertible Debt”) shall be converted into NEXT Common Stock. At December 31, 2022, ITAQ had outstanding convertible debt of $4,550,000.

The total number of shares of ITAQ Class A Common Stock to be issued to the NEXT stockholders, including holders of Outstanding NEXT Options and Outstanding NEXT Warrants (other than the United Warrants and shares issuable pursuant to the Investor Notes), which is the Merger Consideration, shall be determined by dividing (i) $450,000,000, which is the value of the Merger Consideration, by (ii) the Redemption Price. The Conversion Ratio shall be determined after completion of the Recapitalization by dividing the total number of shares of ITAQ Class A Common Stock to be issued as the Merger Consideration by the Total NEXT Shares. The “Total NEXT Shares” shall mean the sum of (i) the number of shares of NEXT Common Stock outstanding after giving effect to the Recapitalization (including the United Shares and excluding (x) any shares held by NEXT or a subsidiary of NEXT, and (y) any shares of NEXT Common Stock issuable upon conversion or exercise of the United Warrants and the Investor Notes), (ii) the number of shares of NEXT Common Stock issued pursuant to a proposed equity financing by NEXT, (iii) the number of shares of NEXT Common Stock issuable upon exercise of Outstanding NEXT options and Outstanding NEXT Warrants (other than the United Warrants or con conversion of the Investor Notes).. No fractional shares of ITAQ Class A Common Stock shall be issued to holders of NEXT Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of ITAQ Class A Common Stock. As of the date of this submission, no agreements had been entered into with respect to any Investor Notes.

Pursuant to the Merger Agreement, at the Effective Time of the Merger, (i) each outstanding share of NEXT Common Stock, will be converted into the right to receive a shares of ITAQ Class A Common Stock based on the Conversion Ratio, (ii) each Outstanding NEXT Option shall be assumed by ITAQ and shall become an Assumed ITAQ Option to purchase a certain number of shares of ITAQ Class A Common Stock at the exercise price determined in accordance with the Merger Agreement, subject to the terms and conditions set forth in the applicable Non-Statutory Stock Option Agreement underlying the Outstanding NEXT Option and Outstanding NEXT Warrant shall be assumed by ITAQ and shall become an Assumed Option or Assumed Warrant to purchase a of ITAQ Class A Common Stock, with the exercise price and number of shares of ITAQ Class A Common Stock to reflect the Conversion Ratio. Subject to the same terms and conditions as the Outstanding NEXT Option and Warrant, except that the issuer shall be ITAQ and not NEXT.

The pro forma equity valuation of NEXT upon consummation of the Merger, assuming a No Redemption Scenario is estimated to approximate $722 million post-money. NEXT estimates that, upon consummation of the Merger, assuming the No Redemption Scenario, the pre-closing NEXT stockholders, after the Recapitalization, will own approximately [        ] of the outstanding ITAQ Common Stock, and the ITAQ stockholders, including the Public Stockholders, the Sponsor and the PIPE Investors, will own the remaining ITAQ Common Stock.

For a summary of the comparison of material rights of NEXT Common Stock as compared to ITAQ Common Stock, please see “Proposal No. 2 — The ITAQ Charter Proposal — Comparison of Stockholder Rights.”

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of ITAQ and NEXT; (ii) approvals of any filings required by any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no adverse law or order preventing the Merger and Business Combination; (v) ITAQ having net tangible assets of at least $5,000,001 after the Redemption and any PIPE investment as of the Closing; (vi) the members of the post-Closing ITAQ board of directors shall have been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement, (vii) the Registration Statement shall have been declared effective by the SEC and no stop order or similar order shall be in effect; (viii) no material uncured breach by the other party; and (ix) no occurrence of a Material Adverse Effect with respect to the other party.

In addition, unless waived by NEXT, the obligations of NEXT to consummate the Merger and Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAQ of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAQ being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) ITAQ having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement that are required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to ITAQ since the date of the Merger Agreement that is continuing and uncured; (iv) the total of the proceeds from the PIPE Offering plus the amount remaining in the Trust Account after Redemptions, net of expenses, not being less than $50,000,000.

Unless waived by ITAQ, the obligations of ITAQ and Merger Sub to consummate the Merger and Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by NEXT of customary certificates and other Closing deliverables: (i) the representations and warranties of NEXT being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) NEXT having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to NEXT and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the execution of the Lock-Up Agreements, Employment Agreements and Non-Competition Agreements being in full force and effect and the Recapitalization having been completed as required under the Merger Agreement.

The ITAQ Board of Directors’ Reasons for the Merger (page 101)

Because Scott Crist, who is Chairman of the ITAQ Board and ITAQ’s current Chief Executive Officer, is also a director at and an investor in NEXT, the ITAQ Board appointed a special committee (the “Special Committee”) to consist of three directors — R. Greg Smith, Andrew Clark and Aruna Viswanathan — to have full authority of the ITAQ Board to evaluate and approve or reject the proposed Merger and Business Combination with NEXT. The Special Committee was authorized and empowered to engage, on behalf of ITAQ, such advisors as it deemed necessary in order to evaluate NEXT and the Merger.

In evaluating the Merger and Business Combination, the Special Committee consulted with ITAQ’s management and legal and financial advisors. The Special Committee reviewed various industry and financial data to determine that the consideration to be paid was reasonable and that the Merger was in the best interests of ITAQ’s stockholders. In addition, ITAQ, on behalf of the Special Committee, engaged the services of Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) for an independent valuation of NEXT and an opinion that the Purchase Price to be paid by ITAQ for NEXT in the Transaction was fair to ITAQ from a financial point of view. The financial data reviewed included the historical and projected financial information of NEXT, analyses of comparable publicly traded company, and an analysis of pro forma capital structure and trading multiples prepared by management and ITAQ’s advisor, England & Co.

ITAQ’s management conducted a due diligence review of NEXT that included an industry analysis, an analysis of NEXT’s existing business model, and an analysis of NEXT’s historical and projected financial results. In conducting its due diligence, ITAQ’s management was aware that NEXT expected that its first full year of operations would be no earlier than 2026. ITAQ’s management, including the Special Committee and its advisors, have years of experience in both operational management and investment and financial management and analysis and, in the opinion of the Special Committee, was qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a business combination target. A detailed description of the experience of ITAQ’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “ITAQ Business — Directors and Executive Officers.”

The Special Committee and ITAQ’s management spent considerable time meeting and evaluating NEXT’s management and considering future planned executive hires as the project commenced operation. The reality is that the first full year of operation will likely be, at the earliest, 2026, and during the period between the Closing and the start of revenue, NEXT will be incurring heavy capital expenditures and losses as it constructs its refinery in Oregon. Accordingly, the Special Committee felt that NEXT’s management’s experience and background would be key to the successful completion and launch of the project. Moreover, NEXT’s management team has extensive experience working with leading companies in the energy industry, such as BP, Exxon Mobil, Kinder Morgan, American Electric Power and Valero, which experience provides NEXT’s management with helpful perspectives and specific skills relevant for energy project execution and operation.

Certain key material issues and key negotiated terms included the receipt of the certain permits necessary to begin construction and the finalization of the key off-take agreements with super-major energy customers as well as the feedstock agreements with a super-major energy provider.

As part of the negotiation, ITAQ considered the amount and structure of the capital requirements for the construction of the refinery and the development of NEXT’s and business. The letter of intent reflected a valuation of $400 million, which was increased to $450 million in the Merger Agreement. ITAQ felt that the agreement with United, which included an initial investment in NEXT along with a potential participation in a major financing and was completed prior to the execution of the Merger Agreement along with the involvement or investments from BP and Shell confirmed their strategic interest and commitment to NEXT, which could help facilitate discussions with strategic investors and other capital sources. In discussions with NEXT’s management and various bankers in the industry, ITAQ felt that a significant majority of NEXT’s cash requirements could be financed with debt facilities, which is typical in construction projects such as NEXT’s refinery. In addition, ITAQ felt that the capital required to finance and close the transaction could be accomplished at either the parent level and or project subsidiary level. There are several international companies that have a strategic interest in the project, either on the supply/ feedstock side, or on the offtake/ customer side. Some of these companies have expressed interest in potentially investing at some level in NEXT. As such, ITAQ feels confident in the ability to obtain sufficient resources to fulfill NEXT’s business plan, However, ITAQ recognized that NEXT is an early-stage company, with no history of constructing or operating refineries and that there is a risk that NEXT will not be able to complete its refinery or that the completion may be delayed considerably.

Also, in negotiating the value of NEXT, it was important to understand the various components of the capital structure, in terms of debt, equity and hybrid financial instruments. After analyzing the instruments and financing history of NEXT, ITAQ decided to value NEXT from a pre-money perspective, assuming an internal collapsing of hybrid instruments. This perspective allows for more straightforward discussions with investors on potential PIPE investment into NEXT. There is a $50 million minimum cash requirement to close the transaction. ITAQ currently feels the financing can be reasonably accomplished since the project is of national importance not only to the industry but also to the country from an environmental and sustainability perspective. Furthermore, ITAQ feels more assured since the IPO underwriter has advised NEXT that it will waive is deferred underwriting fees, bring more direct capital into NEXT, and the Merger Agreement reflects that such fees will be waived.

During the process of evaluating NEXT, the valuation increased from $400 million (at the time of LOI) to $450 million as reflected in the Merger Agreement due to considerations including but not limited to the United’s agreement, which contemplates both an investment and the purchase or SAF from NEXT. In addition, NEXT received the crucial Air Permit, which significantly increased the value of NEXT. While NEXT still has additional permitted requirements, the Air Permit from Oregon was a significant milestone in the permitting requirements and ITAQ believed it was positive indication with respect to other required permits, including federal permits.

As discussed above, during the process between the execution of the letter of intent and the execution of the Merger Agreement, NEXT finalized and announced the agreement with United, which included an initial equity investment in NEXT. NEXT and United also contemplate a five-year off-take contract for SAF, with the purchase volume to be agreed upon in a definitive agreement. ITAQ’s Special Committee had to access the technical, legal and financial due diligence along with ITAQ’s outside legal counsel as well as evaluate the work product of ITAQ’s financial advisors.

The Special Committee met with Marshall & Stevens to discuss Marshall & Steven’s valuation analysis and its Fairness Opinion that the purchase price to be paid by ITAQ for NEXT under the Merger Agreement was fair, from a financial point of view, to ITAQ.

In reaching its unanimous resolution (i) that the terms and conditions of the Merger Agreement, including the proposed Merger and Business Combination, are advisable, fair to and in the best interests of ITAQ and its stockholders, and (ii) to recommend that its stockholders adopt and approve the Merger Agreement and the Business Combination contemplated therein, the Special Committee considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors, the Special Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Special Committee’s resolution is based on all of the information available and the factors presented to and considered by it within and without the Valuation Analysis. In addition, individual directors may have given different weight to different factors. This explanation of ITAQ’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Forward-Looking Statements.”

In considering the Merger, the Special Committee gave considerable weight to the factors described under “— Background of the Merger.”

The Special Committee determined that NEXT satisfied the above criteria. The Special Committee further considered the following positive factors, among others, which are not weighted or presented in any order of significance:

•        Public company-readiness.    The Special Committee believes that NEXT has commenced sufficient preparations for an initial public offering of its equity, or for an acquisition by a special purpose acquisition company (such as ITAQ), and that NEXT had demonstrated a desire to implement certain corporate governance, financial controls and reporting policies in view of its existing independent investor base. NEXT’s management, including its CEO and CFO, have previous experience working at public companies, such as [            ], [            ]. Further, prior to its entry into the Merger Agreement, NEXT had already engaged outside independent advisors to start auditing its financial statement for inclusion in this proxy statement/prospectus.

•        Strong value proposition for public investors.    The Special Committee believes that the Merger and Business Combination will create a large scale, pure-play public company focused on the development of RD and SAF. NEXT has been in discussions with major participants in the renewable fuels industry and has created strategic relationships with companies including BP, Shell and United, which relationships and agreements will provide that NEXT has raw materials for processing the RD and SAF. The Special Committee understood that in order to obtain the necessary project financing for NEXT’s proposed refinery, NEXT will need to demonstrate to the funding sources that NEXT has commitments for offtake, feedstock supply and pricing. The Special Committee recognized that in in order for any party to an offtake agreement or a feedstock supply agreement to provide the necessary comfort to the financing sources, NEXT may have to provide favorable pricing to the parties to the offtake agreements and feedstock supply agreements. NEXT also has obtained key environmental permits from the State of Oregon and is in the process of obtaining its final state and federal permits. As such, the Special Committee believes that NEXT has the ability to become a leading supplier and producer of RD and SAF.

•        Reduction of carbon emissions.    ITAQ believes that transitioning to RD and SAF is one of the quickest, most effective, most certain methods of meaningfully reducing carbon emissions. As the markets and most governments around the world have recognized a global need to reduce carbon emissions, RD and SAF are considered to be among the most attractive fuel alternatives to help achieve climate and sustainability goals.

•        Urgent demand.    The Special Committee believes that the production of RD and SAF will provide highly profitable liquid transportation fuels worldwide and that there is an urgent global need for more of these fuels. In addition, NEXT’s future plans may include hydrogen and clean renewable natural gas (“RNG”) production, as well as proprietary feedstock aggregation, both of which are in significant demand, although these projects are more long term than the RD and SAF projects, and the Special Committee’s evaluation of NEXT was not based on the assumption that any revenue would be derived from hydrogen or RNG in the near future.

•        First mover advantage.    ITAQ believes that NEXT has established itself as a reputable player in the renewables sector in key markets on the US west coast, and to NEXT’s knowledge and belief, its facility in Oregon will be the first new refinery of its kind on the west coast in forty years. NEXT has negotiated long-term offtake agreements and memoranda of understanding (“MOUs”) for 90% of production, implying approximately $10 billion of future revenue under the first five years of operation. All of feedstock supply is contracted from BP.

•        Permitting status.    The permitting process has taken nearly 10 years for NEXT to complete. The need to obtain permits presents an extremely high barrier to NEXT’s competitors’ entry in the market, especially on the west coast. In addition, west coast states are demanding a transition to clean, renewable fuels to be used in the transportation and aviation industries, with aggressive targets necessitating rapid increases in clean fuel supplies.

•        Pre-money valuation of NEXT.    The Special Committee believes that this valuation could potentially be less than projected EBITDA for the first full year of operations, which is not likely to be earlier than 2027

•        Enhanced margins.    Through Renewable Identification Numbers (“RINS”), Low Carbon Fuel Standard (“LCFS”), Clean Fuels Program (“CFP”), and the newly instated US Inflation Reduction Act (“IRA”) hydrogen production credits, the Special Committee believes NEXT has the potential to realize increased earnings and margins.

•        Experienced management team.    NEXT’s management team is highly experienced in working with public companies, boasting skills and acumen pertaining to energy, renewable fuel generation, technology, and entrepreneurship. See the section of this proxy statement/prospectus entitled “Management of NXTCLEAN Following the Merger.”

ITAQ’s management, the Special Committee, and the ITAQ Board as a whole are comprised of highly experienced senior executive leaders boasting more than 30 years of collective experience in technology, energy and industrial products and services. In addition, they have collectively completed and integrated dozens of mergers and acquisitions. Given this depth of operating experience, ITAQ originally focused on NEXT’s geographic, scale and technological advantages, and the Special Committee concluded that NEXT boasts competitive and defensible advantages over the competition.

With this assessment, ITAQ’s management and the Special Committee turned their attention to understanding the commercial traction that NEXT was generating with its leading feedstock and offtake providers in order to analyze NEXT’s initial facility and total addressable market (“TAM”) opportunity. The Special Committee found that NEXT had demonstrated a substantial TAM opportunity sufficient to achieve the projected future financial results over the next five years, and the Special Committee believes that this TAM opportunity will result in NEXT become a market-leading producer of RD and SAF.

The Special Committee further evaluated and benchmarked NEXT’s operating metrics against those of its public company peers in the renewables sector. The Special Committee concluded that NEXT’s operating metrics compared favorably to those of its public competitors in the renewables sector.

ITAQ’s management and the Special Committee analyzed NEXT’s primary operating metrics, evaluating them in comparison to the public peer groups’ year-over-year revenue growth percentage for the projected time period of 2025 and 2026. The Special Committee also analyzed the gross margin percentage for the projected period of 2026 and EBITDA margin percentage for the projected period of 2026.

Additionally, ITAQ’s management and the Special Committee benchmarked valuations across these same peer groups. Specifically, the Special Committee benchmarked its post money enterprise value to the forward revenue for the projected period of 2026 for peer groups, and its post money enterprise value to projected period of 2026 forward EBITDA for the sector. The Special Committee believes that EBITDA is an appropriate metric to consider, even though it is a non-GAAP measurement, in view of the heavy depreciation and amortization resulting from the construction of its refinery. In this connection, the Special Committee evaluated assumptions underlying the valuation and the Special Committee’s opinion that management will be able to address problems that will arise as NEXT implements its business plan.

NEXT was within the targeted range for year over year revenue growth rate for the projected period of 2026, the first year in which revenue is projected, to 2027. NEXT was within the computed gross margin percentage and computed EBITDA margin percentage for the projected period of 2027. NEXT was within the computed post money enterprise value as a multiple of projected EBITDA value.

With a large and growing demand opportunity, a geographical location which is good for scale, and key industry relationships with leading industry participants, including BP, Shell and United, the Special Committee was able to determine what it believes to be a fair valuation of NEXT that represents an attractive discount to the peer groups discussed above. Prior to approving the Merger, the Special Committee met with Marshall & Stevens, which advised the Special Committee that, based upon its valuation analysis and its opinion described in the Fairness Opinion, the Purchase Price for NEXT was fair, from a financial point of view, to ITAQ.

Accordingly, investors will be relying solely on the judgment of the Special Committee, which consulted with various experts in valuing NEXT’s business, and said investors will be assuming the risk that the Special Committee may not have properly valued NEXT.

In considering the Merger and Business Combination with NEXT, the Special Committee also considered a number of uncertainties and risks and other potentially negative factors concerning NEXT and the Transaction, including, but not limited to, the following, although not weighted or presented in any order of significance:

•        ITAQ’s Public Stockholders will hold a minority share position in NXTCLEAN following the Merger.

•        ITAQ’s Public Stockholders may object to and challenge the Merger and take actions that may prevent or delay the consummation of the Merger, including voting against the proposals at the Special Meeting or exercising their redemption rights.

•        The potential for diversion of the attention of NEXT’s management and employees during the period prior to completion of the Merger, and the potential resulting negative effects on NEXT’s business.

•        The risk that, despite the efforts of ITAQ and NEXT prior to the consummation of the Merger, NEXT may lose key personnel, and the potential resulting negative effects of any such losses on NEXT’s business.

•        NEXT is an early-stage and development company that is still in growth mode and does not have any history of revenue, earnings or cash flow.

•        The possibility that NEXT might not achieve its projected financial results.

•        Risks associated with macroeconomic uncertainty, including risks related to the inflation, present and future global conflicts, fuel prices, pandemics or major outbreaks of diseases, including any diseases not presently known, government responses to such outbreaks and the effects they could have on the global energy business and the market for renewable fuels.

•        The risk that ITAQ will not retain sufficient cash to satisfy the Minimum Funding Requirement in the Merger Agreement.

•        The fact that the Merger Agreement prohibits ITAQ from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Transaction without NEXT’s consent.

•        The risks and costs to ITAQ if the Business Combination is not completed, including the risk of liquidation.

•        Potential changes in the regulatory landscape or new industry developments, including, for example, changes in client and customer preferences, that may adversely affect the business.

•        Those other risks and uncertainties of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors” (beginning on page 48).

The Special Committee concluded that the potential benefits that it expected to achieve as a result of the Merger and Business Combination outweighed any potentially negative factors associated with the Merger and Business Combination. Accordingly, the Special Committee unanimously determined that the Merger Agreement and the Merger and Business Combination contemplated therein are advisable, fair to and in the best interests of ITAQ and its stockholders.

The foregoing discussion of material factors considered by the Special Committee and ITAQ’s management is not intended to be exhaustive but does set forth the principal factors considered.

The Special Committee also considered whether members of ITAQ’s management and the ITAQ Board may have interests in the Merger that are different from, or are in addition to, the interests of ITAQ’s Stockholders generally, including the matters described under the subsection entitled “— Interests of ITAQ’s Officers and Directors in the Merger” below. However, the Special Committee concluded that (a) these interests were disclosed in ITAQ’s IPO prospectus and are included in this proxy statement/prospectus, (b) these disparate interests would exist with respect to a business combination with any target company other than NEXT, (c) ITAQ’s Public Stockholders will have the opportunity to redeem their Public Shares in connection with the Merger, and (d) shares of NEXT beneficially owned by Mr. Crist will be subject to lock-up restrictions following the Merger. For these reasons, the Special Committee concluded that these different or additional interests in the Business Combination held by ITAQ’s management and members of the ITAQ Board did not outweigh the benefits to be attained as a result of the Merger and Business Combination.

Interests of ITAQ’s Officers and Directors in the Merger (page 101)

When you consider the recommendation of the Special Committee in favor of approval of the Business Combination Proposal, you should keep in mind that ITAQ’s initial stockholders, including its directors and executive officers, have interests in the Business Combination Proposal that are different from, or in addition to, the interests of ITAQ’s Public Stockholder and the holders of ITAQ Private and Public Warrants. These interests include, among other things:

•        ITAQ’s Chairman and CEO, E. Scott Crist, is the managing member of Sponsor and has an economic interest in the Sponsor. Additionally, Mr. Crist is the general partner of a partnership that holds a small equity interest in NEXT, and he is a director of NEXT. Finally, Mr. Crist may be deemed to have beneficial ownership of the ITAQ Common Stock held directly by the Sponsor (4,312,500 shares of ITAQ Class B Common Stock).

•        All of ITAQ’s other directors and executive officers are members of the Sponsor. As a group, all five of ITAQ’s executive officers and directors may be deemed to have beneficial ownership of the ITAQ Common Stock held directly by the Sponsor, even though four of these five individuals (R. Greg Smith, Andrew Clark, Aruna Viswanathan, and Harvin Moore) do not have voting or dispositive power with respect to the shares of ITAQ Common Stock held by the Sponsor.

•        If the Merger with NEXT or another business combination is not consummated by the Deadline Date (as it may be extended pursuant to the Existing ITAQ Charter and the DGCL), ITAQ will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the ITAQ Board, dissolving and liquidating. In such event, the shares of ITAQ Common Stock and ITAQ Private Warrants held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, with respect to the Common Stock, $8,037,500 for the 8,037,500 Private Warrants contemporaneously with the IPO, and would all expire worthless, because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[            ] based upon the closing price of the ITAQ Class A Common Stock of $[            ] per share on Nasdaq on [            ], 2023, and such Warrants had an aggregate market value of $[ ] based on the closing price of the Public Warrant on Nasdaq on [            ], 2023. On the other hand, if the Merger is consummated, shares of ITAQ Common Stock and ITAQ Private Warrants owned by the Sponsor will continue to be outstanding.

•        Although the Public Warrants are subject to redemption under certain conditions, the ITAQ Private Placement Warrants are not subject to redemption as long as they are held by ITAQ’s Sponsor, the underwriters of ITAQ’s IPO, or their permitted transferees.

•        E. Scott Crist is a director of ITAQ and NEXT, and he will be ITAQ’s designee to the Post-Closing ITAQ Board upon the Effective Date of the Merger. As a director on the Post-Closing ITAQ Board, Mr. Crist may receive cash fees, stock options or stock awards that the Post-Closing ITAQ Board determines to pay to its directors, as well as indemnification.

•        If ITAQ is unable to complete an initial business combination by the Deadline Date (as it may be extended, and with the ITAQ Public Stockholders having the right to have their Public Shares redeemed in connection with any extension being submitted to the stockholders for a vote), the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business(es), vendors, or other entities that are owed money by ITAQ for services rendered or products purchased below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the cash and cash equivalents in the Trust Account, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under ITAQ’s indemnity of the underwriters of ITAQ’s IPO against certain liabilities, including liabilities under the Securities Act. However, ITAQ has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations, and ITAQ believes that the Sponsor’s only assets are ITAQ. Therefore,

ITAQ cannot assure you that the Sponsor would be able to satisfy those obligations. None of ITAQ’s officers or directors will indemnify ITAQ for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

•        The Sponsor, as ITAQ’s initial stockholder, and the Sponsor’s affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ITAQ’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ITAQ fails to consummate an initial business combination by the Deadline Date (as it may be extended pursuant to the Existing ITAQ Charter and the DGCL), the Sponsor and its affiliates will not have any claim against the Trust Account for reimbursement. The Sponsor and its affiliates have waived all rights to the cash and the cash equivalents in the Trust Account. Accordingly, ITAQ may not be able to reimburse these expenses if the Merger and Business Combination with NEXT, or an alternative business combination, is not completed by the Deadline Date, as it may be extended as described earlier in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, there are no such unpaid reimbursable expenses.

•        The Merger Agreement provides that, following the Merger and Business Combination, both of ITAQ and NEXT will maintain, for a period of no less than six years from the Closing, provisions in the Restated ITAQ Charter and in the NEXT’s organizational documents (the “Post-Closing NEXT Charter”) regarding the indemnification and exculpation of and advancement of expenses to current or former directors and officers of ITAQ or Merger Sub, and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of either ITAQ or Merger Sub, with such provisions to be no less favorable to such persons than the applicable provisions in the Existing ITAQ Charter and the Existing Merger Sub Charter.

•        The Merger Agreement provides that ITAQ may purchase a tail directors’ and officers’ liability insurance policy covering persons (the “D&O Tail Policy”), currently covered by ITAQ’s directors’ and officers’ liability insurance policies on terms no less favorable in the aggregate than the terms of such current directors’ and officers’ liability insurance policies or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If purchased, ITAQ’ shall maintain D&O Tail Policy in full force in effect, and shall timely perform or otherwise honor all of its obligations thereunder, including the obligation to timely pay or cause to be paid all premiums with respect to the D&O Tail Policy. ITAQ is likely to purchase such insurance since the insurance would cover ITAQ’s indemnification obligations to its directors and officers.

•        E. Scott Crist, ITAQ’s Chairman and Chief Executive Officer, and R. Greg Smith, chief financial officer and a director of ITAQ, hold the same positions with another SPAC, that has submitted a draft registration statement with the SEC which has not, as of the date of this proxy statement/prospectus, been declared effective. ITAQ’s other three directors are nominees for directors of that SPAC. If the Merger and Business Combination is not completed for any reason, ITAQ’s directors and the Sponsor would have a potential conflict of interest in determining which SPAC would negotiate with a particular target company.

•        The Sponsor has a different economic interest in the completion of the Merger and Business Combination than the Public Stockholders. The Sponsor paid $25,000 for its ITAQ Class B Common Stock and paid $8,037,500 for 8,037,500 ITAQ Private Placement Warrants, or $1.00 per Private Placement Warrant, in the Private Placement that occurred simultaneously with the IPO. If no consideration is allocated to the ITAQ Private Placement Warrants, the Sponsor would have paid $1.87 per share for 4,312,500 shares of ITAQ Common Stock. If ITAQ consummates the Merger and Business Combination, the Sponsor may recoup its investment and could even make a profit. If the price of ITAQ’s Common Stock, which was trading at [            ] per share as of [            ], were to drop to $1.88 per share, the Sponsor would make a profit if it were able to sell its shares at that price, while the ITAQ Public Stockholders would suffer a significant loss in value. If ITAQ does not complete the Merger and Business Combination, the Sponsor will lose its entire investment. In contrast, the holders of ITAQ’s Public Shares paid $10 per share in the IPO, and may have paid a higher price in the after-market, and if they choose to hold their shares after the Merger, they may not make a profit or recoup their investment unless the shares trade at a price higher than the price originally paid by the Public Stockholder. However, Public Stockholders can instead choose to redeem their Public Shares in the Redemption at the Redemption Price. As a result of these different economic positions, the Sponsor and the Public Stockholders may have conflicting interests in seeing the Merger and Business Combination completed. The Sponsor may be inclined to vote for a business combination that would not trade well post-business combination (so long as the price would not drop below $1.92 per share), as opposed to having no business combination. But the Public Stockholders may prefer that ITAQ liquidate and disburse the proceeds of the Trust Account to the ITAQ public stockholder and not complete a business combination that fails to trade at a premium to the initial purchase price. In order to protect themselves against any such conflicting interests, Public Stockholders should carefully consider whether the Merger and Business Combination is likely to result in the market price of the Public Shares trade at a premium to their purchase price, or whether to redeem their Public Shares in the Redemption. Thus, Public Stockholders may choose to redeem their Public Shares whether or not they vote in favor of the Merger.

•        The IRA imposes a 1% non-deductible excise tax on stock buybacks by publicly-traded corporations, which does not apply if there is a complete liquidation and which is subject to offset if a business combination or financing is completed within the same fiscal year.

Potential Purchases by Related Parties

At any time prior to the Special Meeting, and on the condition that they are not then aware of any material non-public information regarding ITAQ or ITAQ Securities, the Sponsor, as an initial stockholder of ITAQ, ITAQ’s officers and directors, NEXT, the NEXT officers and directors, and/or their respective affiliates, or NEXT stockholders (the “Related Parties”), may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or any of the Condition Precedent Proposals. The Related Parties may execute agreements to purchase such shares from such dissenting ITAQ stockholders in the future, or they may enter into transactions with such dissenting investors or third parties in consideration for the dissenting investors’ Public Shares or their agreement to vote their shares in favor of the Business Combination Proposal or any Condition Precedent Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the requisite number of holders of ITAQ Common Stock, present in person or represented by proxy, and entitled to vote at the Special Meeting, vote to adopt and approve the Business Combination Proposal and each of the Condition Precedent Proposals, in the event that approval of any of the Condition Precedent Proposals seems unlikely. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such dissenting investors or holders against a potential loss in value of their shares, such as the granting of put options, or the sale or transfer to such dissenting investors of the Public Shares or ITAQ Private Placement Warrants owned by the Sponsor for nominal value.

The execution of or entry into any such Related Party agreements may have a depressive effect on the price of ITAQ Common Stock prior to the Merger and Business Combination. As a result of such Related Party agreements, an investor or holder (including dissenting investors) may be able to purchase ITAQ Common Stock at a price lower than the current market price as of the date of this proxy statement/prospectus, giving them an incentive to sell their shares prior to or promptly after the Special Meeting to the extent that the price of ITAQ Common Stock recovers.

These Related Party Agreements could cause the Merger and Business Combination to be approved, and could cause the adoption of any Condition Precedent Proposal, in circumstances where such approval or adoption would not have been obtained but for the Related Party Agreements. Related Party Agreements resulting in purchases of ITAQ Common Stock by the Related Parties would allow the Related Parties to exert more influence over the approval of each of the Condition Precedent Proposals. As the Related Parties have an interest in the consummation of the Merger and Business Combination, this would likely increase the chances that the Merger and Business Combination will be consummated.

As of the date of this proxy statement/prospectus, there have been no such discussions between Related Parties and dissenting ITAQ Stockholders, and no Related Party Agreements to such effect have been entered into with any such dissenting ITAQ Stockholder. ITAQ will file a Current Report on Form 8-K to disclose and describe any Related Party Agreements or similar arrangements entered into or significant purchases made by any of the Related Parties that could have a material effect on ITAQ Stockholders’ voting on the Business Combination Proposal and other Condition Precedent Proposals, or that could prevent the satisfaction of any closing conditions to the extent of ITAQ’s and NEXT’s knowledge.

Agreements entered into in connection with the Merger Agreement

In connection with the Merger and Business Combination, certain related agreements have been, or will have been, entered into on or prior to the Closing Date. A list of these related agreements and descriptions thereof is provided below. The descriptions below are intended to be summaries of the terms of the agreements described below, are not purported to be complete, and are qualified in their entirety by reference to the terms of the described agreements, all of which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. The related agreements include:

•        Letter Agreement, which the Sponsor and the Insiders (as defined in the Letter Agreement) entered into on January 11, 2022, in connection with ITAQ’s IPO, pursuant to which, among other things, (i) the Sponsor and the Insiders agreed that, if ITAQ seeks stockholder approval of a proposed business combination, then in connection with such proposed business combination, the Insider will vote any shares of capital stock owned by such Insider in favor of any proposed business combination and shall not redeem any shares of ITAQ Common Stock owned by such Insider in connection with such stockholder approval, (ii) each of the Sponsor and the Insiders agrees that it, he or she will not transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earlier of (a) one year after the completion of ITAQ’s initial Business Combination or (b) subsequent to the Business Combination, (x) if the last sale price of the ITAQ Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after ITAQ’s initial business combination or (y) the date on which ITAQ completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of ITAQ’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (c) each Insider agrees that it, he or she will not Transfer any Founder Shares, ITAQ Private Warrants or shares of Common Stock issued or issuable upon the conversion of the Founder Shares or exercise of the ITAQ Private Warrants, until 30 days after the completion of a business combination. The Letter agreement also provides that each of ITAQ’s officers and directors agrees not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Securities Exchange Act of 1934, as amended, until ITAQ has entered into a definitive agreement regarding an initial Business Combination or until ITAQ has liquidated the Trust Account. Since ITAQ has entered into the Merger Agreement, this provision is no longer applicable. ITAQ’s officers are officers of, and the other directors are nominees for director of, Industrial Tech Acquisitions II, Inc., a proposed SPAC which has filed a registration statement on Form S-1 with respect to initial proposed public offering.

•        Voting Agreements, which NEXT and ITAQ entered into contemporaneously with the execution of the Merger Agreement with certain significant stockholders of NEXT pursuant to which such NEXT stockholders are, subject to the terms and conditions set forth therein, required to approve the Transaction, and each NEXT stockholder party thereto agreed to vote all of such stockholder’s shares of NEXT in favor of the Merger Agreement and the Transaction and to otherwise take certain other actions in support of the Merger Agreement and the Transaction and the other matters submitted to the NEXT stockholders for their approval in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to NEXT to vote such NEXT shares accordingly. The Voting Agreements prevent transfers of the NEXT shares held by the NEXT stockholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

•        Lock-up Agreements, which were entered into pursuant to, but subsequent to, the execution of the Merger Agreement, pursuant to which certain significant and/or insider NEXT stockholders, who will hold a total of [            ] shares of NEXT Class A Common Stock agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the one (1) year anniversary of the Closing (subject to early release if NEXT consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ITAQ restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ITAQ restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the ITAQ restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement.

Redemption Rights

Pursuant to the Existing ITAQ Charter, a holder of Public Shares may demand that ITAQ redeem such shares for cash if the Merger is consummated. You will be entitled to receive cash for your Public Shares regardless of whether you vote for or against the Business Combination Proposal or whether you vote at all on the Business Combination if you demand that ITAQ redeem your shares for cash no later than 5:00 p.m. Eastern time on [            ], 2023 (two (2) business days prior to date of the Special Meeting) by (A) submitting your redemption request, which includes the name of the beneficial owner of the Public Shares to be redeemed, in writing to Continental Stock Transfer & Trust Company and (B) delivering your stock certificate to ITAQ’s transfer agent, Continental Stock Transfer & Trust Company, physically or electronically using DTC’s DWAC (Deposit Withdrawal at Custodian) System. In order to redeem Public Shares, if the holder’s Public Shares are held as part of Units, the Units must first be separated into the Public Shares and the Warrant, and the Public Shares must be submitted for redemption. If the Merger is not completed, these shares will not be redeemed for cash. In such case, ITAQ will promptly return any shares delivered by holders of Public Shares for redemption and such holders may only share in the assets of the Trust Account upon the liquidation of ITAQ. This may result in holders receiving less than they would have received if the Merger was completed and they had exercised their redemption rights in connection therewith due to potential claims of creditors. If a holder of Public Shares properly demands redemption, ITAQ will redeem each Public Share for a full pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Merger. As of [            ], 2023, the record date for the Special Meeting, this would amount to approximately $[            ] per share. If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of ITAQ Common Stock for cash and will no longer own the shares. See the section entitled “Special Meeting of ITAQ Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares of ITAQ Common Stock into cash.

Holders of Warrants and Units do not have redemption rights with respect to such securities.

Appraisal Rights

Under Section 262 of the DGCL, the holders of ITAQ Common Stock do not have appraisal rights in connection with the Merger.

ITAQ Charter Proposal

If the Business Combination Proposal is approved, ITAQ stockholders will be asked to approve an amendment to the Existing ITAQ Charter that will change the corporate name of change the name of ITAQ to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by ITAQ and NEXT, to provide for a classified board with three classes of directors, and to eliminate provisions relating to ITAQ’s status as a SPAC.

Advisory Charter Proposal

In connection with the Business Combination, ITAQ is asking its stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Restated ITAQ Charter. This separate vote is not otherwise required by Delaware law separate and apart from the ITAQ Charter Proposal but, pursuant to SEC guidance, ITAQ is required to submit this provision to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder vote regarding this proposal is an advisory vote, and is not binding on ITAQ or the ITAQ Board (separate and apart from the approval of the ITAQ Charter Proposal). The Business Combination is not conditioned on the separate approval of the Advisory Charter Proposal (separate and apart from approval of the ITAQ Charter Proposal), as described under “Proposal No. 3 — The Advisory Charter Proposal, which begins on Page 109.

Incentive Plan Proposal

If the Business Combination Proposal is approved, ITAQ stockholders will be asked to approve the Incentive Plan, including the authorization of the initial share reserve of [            ] shares of ITAQ Common Stock under the Incentive Plan, as described under “Proposal No. 4 — The Incentive Plan Proposal, which begins on Page 110. The ITAQ Board adopted the Incentive Plan on [•], subject to its approval by the ITAQ stockholders.

Director Election Proposal

If the Business Combination Proposal is approved, ITAQ stockholders will be asked to elect seven directors, constituting the entire board, the election to be contingent upon the complete of the Merger. Based on the amended ITAQ charter, the directors will be elected in three classes. See “Proposal No. 5 — The Director Election Proposal,” which being on page 117. In the event that the Merger is not completed, the current ITAQ directors will continue to serve as ITAQ’s directors.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to authorize ITAQ to consummate the Merger, the ITAQ Board may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. Please see the section entitled “Proposal No. 6 — The Adjournment Proposal,” which begins on page 118.

Date, Time and Place of Special Meeting of ITAQ’s Stockholders

The Special Meeting of the stockholders of ITAQ will be held virtually at 10:00 a.m. Eastern time on [            ], 2023, and accessible at [https://www.cstproxy.com/XXXXXXXXXXXX/2023], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed, to consider and vote upon the Business Combination Proposal, the ITAQ Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and, if necessary, the Adjournment Proposal.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of ITAQ Common Stock at the close of business on [            ], 2023, which is the record date for the Special Meeting. Stockholders will have one vote for each share of ITAQ Common Stock owned at the close of business on the record date. The holders of the ITAQ Class A Common Stock and Class B Common Stock vote as a single class.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Warrants do not have voting rights. On the Record Date, there were 21,562,500 shares of ITAQ Common Stock outstanding, of which 17,250,000 shares were Public Shares.

Quorum and Vote of ITAQ Stockholders

A quorum of ITAQ Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the outstanding shares entitled to vote at the meeting are represented virtually or by proxy. As of the Record Date, there were 21,562,500 shares of ITAQ Common Stock outstanding, of which 17,250,000 shares are Public Shares and 4,312,500 are shares of Class B Common Stock, and a quorum is 10,781,251 shares of ITAQ Common Stock. Abstentions will count as present for the purposes of establishing a quorum; Broker Non-Votes will not. Pursuant to the DGCL, the proposals presented at the Special Meeting will require the following votes:

•        The Business Combination Proposal, requires the approval of a majority of the outstanding shares of ITAQ Common Stock, voting as a single class.

•        The ITAQ Charter Proposal and the Advisory Charter Proposal require the approval of the holders of a majority of the outstanding shares of ITAQ Class A Common Stock and Class B Common Stock.

•        The Incentive Plan Proposal and, if presented, the Adjournment Proposal require the approval of a majority of the shares of ITAQ Common Stock, voting as a single class, present and voting at the Special Meeting, assuming a quorum is present.

•        The approval of the Director Election Proposal shall be determined by a plurality of the votes cast by ITAQ’s Stockholders present in person or represented by proxy at the meeting and entitled to vote thereat, assuming that a quorum is present.

Abstentions and Broker Non-Votes will have the same effect as a vote “AGAINST” the Business Combination Proposal, the ITAQ Charter Proposal and the Advisory Charter Proposal, but will have no effect on the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal provided a quorum is present.

The Merger is conditioned on the approval of each of the Condition Precedent Proposals. The Condition Precedent Proposals are cross-conditioned on the approval of each other. The Advisory Charter Proposal and the Adjournment Proposal are not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety. In the absence of a quorum, the chairman of the meeting has power to adjourn the Special Meeting.

Certain Voting Arrangements

As of the record date, the Sponsor beneficially owned and was entitled to vote 4,312,500 shares of ITAQ Common Stock, which represents 20% of the issued and outstanding shares of ITAQ Common Stock. The Sponsor has entered into the Letter Agreement pursuant to which it agreed to vote its shares in favor of, and take certain other actions in support of, the Merger, which includes a vote FOR each of the proposals.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. ITAQ will engage [            ] to assist in the solicitation of proxies.

If a stockholder grants a proxy, the stockholder may still vote its shares virtually if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of ITAQ Stockholders — Revoking Your Proxy.”

Recommendation to Stockholders

The ITAQ Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are fair to and in the best interest of ITAQ’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the ITAQ Charter Proposal, “FOR” the Advisory Charter Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, and “FOR” the Adjournment Proposal, if presented.

Comparison of Rights of Stockholders of ITAQ and Stockholders of NXTCLEAN (Page 105)

Both ITAQ and NEXT are Delaware corporations and NXTCLEAN will continue as a Delaware corporation. The principal changes in the Restated ITAQ Charter will be the elimination of the provisions that relate to ITAQ’s status as a SPAC, the provision for a classified board of directors and the change in ITAQ’s name to NXTCLEAN Fuels, Inc. In addition, since, upon the completion of the Merger, the ITAQ Class B Common Stock is automatically converted into ITAQ Class A Common Stock and there is, therefore, only one class of common stock, the name of that class will be changed to Common Stock, with no designation as to class. In addition, the by-laws will be changed to provide that, upon the effectiveness of the Merger, a quorum shall consist of one-third of the outstanding shares of Common Stock, rather than a majority of the outstanding shares, which is ITAQ’s current quorum requirement. See the section titled “Proposal No. 2 — The ITAQ Charter Proposal — Comparison of Stockholder Rights” in this proxy statement/prospectus.

Emerging Growth Company

Each of ITAQ and NEXT is, and consequently, following the Merger, NXTCLEAN (the name of ITAQ following the Merger) will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, NXTCLEAN will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find NXTCLEAN’s securities less attractive as a result, there may be a less active trading market for NXTCLEAN’s securities and the prices of NXTCLEAN’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. ITAQ has elected, and such election shall continue after the Merger, not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NXTCLEAN, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NXTCLEAN’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

NXTCLEAN will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the ITAQ’s IPO, (b) in which NXTCLEAN has total annual gross revenue of at least $1.325 billion, or (c) in which NXTCLEAN is deemed to be a large accelerated filer, which means the market value of NEXT’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which NXTCLEAN has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Regulatory Matters

The Merger is not subject to any federal or state regulatory requirement or approval, except for filings with the State of Delaware necessary to effectuate the Merger.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with US GAAP. Under this method of accounting, ITAQ will be treated as the “acquired” company for financial reporting purposes and NEXT will be treated as the acquirer for financial statement reporting purposes. This determination was primarily based on NEXT’s business comprising the only ongoing operations of NXTCLEAN, NEXT’s senior management comprising the senior management of NXTCLEAN, NEXT’s directors comprising a majority of the NXTCLEAN Board following the Merger, with ITAQ having the right to designate one director, who is presently a director of NEXT, and NEXT’s stockholders having a majority of the voting power of NXTCLEAN. For accounting purposes, NEXT will be deemed the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of NEXT (i.e., a capital transaction involving the issuance of stock by NEXT for the stock of ITAQ). Accordingly, the consolidated assets, liabilities, and results of operations of NEXT will become the historical financial statements of the combined company, and ITAQ’s assets, liabilities, and results of operations will be consolidated with NEXT beginning on the effective date, and the shares of ITAQ common stock issued to the NEXT stockholders will be treated as the issued and outstanding shares for fiscal periods prior to the effective time of the Merger, and the shares of ITAQ Common Stock that are outstanding at the effective time, other than shares that are redeemed, will be deemed to have been issued at the effective time of the Merger.

Risk Factors

In evaluating the proposals to be presented at the Special Meeting, ITAQ’s stockholders should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to NEXT and ITAQ are summarized below:

In evaluating the proposals to be presented at the Special Meeting, ITAQ stockholders should carefully read this proxy statement/prospectus, including the annexes attached hereto. Stockholders should especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors.” Some of these risks related to NEXT and ITAQ are summarized below:

Risks Related to NEXT’s Business and Strategy

•        NEXT is a development stage company with a history of net losses, does not expect to generate revenue before 2026 and may not achieve or maintain profitability or positive cash flow.

•        NEXT has significant cash requirements in order to construct its refinery, and the failure to obtain such financing may impair its ability to commence its business of producing renewable fuel and may not be able to continue in business. Further, the terms of any financing may include covenants which may affect our ability to obtain additional financing and may affect the terms on which NXTCLEAN can purchase feedstock and sell renewable fuel.

•        NEXT may face substantial delay in obtaining regulatory approvals, which are necessary for NEXT to commence construction of its refinery. Any delay in obtaining the necessary permits and other regulatory approvals could result in delays and increased costs in constructing its refinery, which could impair its ability to develop its business.

•        NEXT requires additional permits in order for it to construct its refinery, and any delay in obtaining the necessary permits and other regulatory approvals could result in delays and increased costs in constructing its refinery, which could impair its ability to develop its business, and the failure to obtain all required permits or approvals will prevent NXTCLEAN from completing its refinery and selling its products.

•        NXTCLEAN may be unable to successfully negotiate final, binding terms related to its current non-binding renewable fuel supply and distribution agreements, which could harm NXTCLEAN’s commercial prospects.

•        NEXT’s renewable fuel may be less compatible with existing transportation infrastructure than NEXT believes, which may hinder its ability to market its renewable fuel product on a large scale.

•        Raising additional capital may cause dilution to our existing stockholders or restrict our operations.

•        Changes to existing regulations and policies may present technical, regulatory and economic barriers, all of which may significantly reduce demand for biofuels or our ability to supply renewable fuel.

•        Compliance with stringent laws and regulation, including environmental laws and regulations, may be time consuming and costly, which could adversely affect the commercialization of our biofuels products and the failure to comply with such regulations could result in penalties and restrict its ability to operate.

•        The use by NXTCLEAN’s customers of its fuel may subject NXTCLEAN to product liability risks, and NXTCLEAN may have difficulties obtaining product liability insurance.

•        If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Risks Related to Investing in ITAQ and Ownership of ITAQ Securities

•        If the Merger is completed, NXTCLEAN does not intend to pay dividends for the foreseeable future.

•        If, following the Merger, securities or industry analysts do not publish or cease publishing research or reports about NXTCLEAN, its business, or its market, or if they change their recommendations regarding the ITAQ Common Stock adversely, then the price and trading volume of the ITAQ Common Stock could decline.

Risks Related to Being a Public Company

•        The requirements of being a public company may strain NXTCLEAN’s resources, divert management’s attention and affect its ability to attract and retain senior management and qualified board members.

•        NXTCLEAN will be obligated to develop and maintain a system of effective internal controls over financial reporting. These internal controls may be determined to be not effective, which may adversely affect investor confidence in NXTCLEAN and, as a result, the value of its common stock.

Risks Related to the Business Combination

•        The Merger remains subject to conditions that ITAQ may not be able to control, and if such conditions are not satisfied or waived, the Merger may not be consummated.

•        Because NXTCLEAN’s officers and directors and their affiliates will own or control approximately 59.80% of the NXTCLEAN Common Stock upon completion of the Merger on a No-Redemption Scenario, which percentage will increase as the number of redemptions increases, they may be able to control any action requiring the approval of the NXTCLEAN’s stockholders.

•        Because ITAQ will have a classified board of directors, it may be more difficult for a third party to obtain control of ITAQ and NEXT.

•        If the PIPE Investments are not consummated and NEXT does not waive the Minimum Funding Requirement, the Merger Agreement may be terminated.

•        ITAQ may not be able to complete the Merger and Business Combination or an alternative business combination by the Deadline Date (as it may be extended), in which case ITAQ would cease all operations except for the purpose of winding up, redeem all outstanding ITAQ Public Shares, and liquidate.

•        ITAQ Stockholders may be held liable for claims by third parties against ITAQ to the extent of distributions received by them upon redemption of their shares in a liquidation.

•        Nasdaq may not list or maintain the listing of the ITAQ Class A Common Stock and Public Warrants, which could limit investors’ ability to engage in transactions involving ITAQ’s securities and could subject such ITAQ securities to additional trading restrictions, and if ITAQ does not meet Nasdaq’s initial listing requirement upon the effectiveness of the Merger, the Merger will not be completed.

•        If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of ITAQ’s securities may decline prior to and/or following the Closing as a result of factors out of the control of ITAQ and the combined company.

•        The Sponsor has a different economic interest in the completion of the Merger and Business Combination than the Public Stockholders.

Risks Related to Redemptions of Public Shares

•        You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your Public Shares, potentially at a loss.

•        If an ITAQ Public Stockholder fails to properly demand redemption of his or her Public Shares, he or she will not be entitled to redeem his or her Public Shares for a pro rata portion of the Trust Account.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/prospectus?

A. ITAQ and NEXT have agreed to pursue and consummate the Merger and Business Combination in accordance with the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and ITAQ encourages its stockholders to read it in its entirety. ITAQ’s stockholders are being asked to consider and vote upon a proposal to approve the Merger Agreement and the Business Combination, which, among other things, provides for Merger Sub to be merged with and into NEXT, with NEXT being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of ITAQ, and the holders of NEXT Common Stock and NEXT Warrants becoming holders of shares of ITAQ Class A Common Stock and ITAQ Warrants, respectively. See “Proposal No. 1 — The Business Combination Proposal” and “Description of the Merger Agreement.”

Q. In addition to the Business Combination Proposal, what is being voted on at the Special Meeting?

A. In addition to the Business Combination Proposal, ITAQ’s stockholders are being asked to vote to adopt the Restated ITAQ Charter, which changes the name of ITAQ to NXTCLEAN Fuels Inc., provides for a classified board of three classes of directors, removes provisions relating to ITAQ’s status as a blank-check company. Following the consummation of the Merger, NEXT will become a wholly-owned subsidiary of ITAQ. See the “Proposal No. 2 — ITAQ Charter Proposal.”

Additionally, ITAQ’s stockholders are being asked to vote to adopt the Incentive Plan with terms mutually acceptable to ITAQ and NEXT, which will provide for awards for a number of shares of ITAQ Common Stock equal to ten percent (10%) of the aggregate number of shares of ITAQ Common Stock issued and outstanding immediately after the Closing (after giving effect to the Recapitalization, the Redemption and the PIPE Offering, as defined in the Merger Agreement). See “Proposal No. 3 — The Incentive Proposal.”

ITAQ’s stockholders are also being asked to consider and vote upon a proposal to elect seven directors, one of which to be designated by ITAQ prior to the Closing, and six of which to be designated by NEXT prior to the Closing, and at least four of which to qualify as independent directors under NASDAQ rules. See “Proposal No. 4 — The Director Election Proposal.”

The ITAQ stockholders may also be asked to consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Special Meeting, ITAQ would not have been authorized to consummate the Merger and Business Combination. See the section entitled “Proposal No. 5 — The Adjournment Proposal.”

ITAQ will hold the Special Meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Merger and the other matters to be acted upon at the Special Meeting. Stockholders should read it, including the documentation annexed hereto, carefully.

The vote of stockholders is important. Stockholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.
Q. Why is ITAQ proposing the Merger?	A. ITAQ was organized to effect a merger, capital stock exchange, asset acquisition or other business combination similar to the Merger with one or more businesses or entities.

ITAQ completed its IPO of 17,250,000 Units (including 2,250,000 additional Units issued pursuant to the full exercise of the underwriters’ over-allotment option) on January 14, 2022, with each Unit consisting of one share of ITAQ Class A Common Stock and one-half of one ITAQ Public Warrant, generating gross proceeds to ITAQ of $172,500,000, concurrently with a private placement of 8,037,500 ITAQ Private Warrants to the Sponsor, which generated additional gross proceeds of $8,037,500. Each ITAQ warrant (both the ITAQ Public Warrants and the ITAQ Private Warrants) entitles the warrant holder to purchase one-half share of ITAQ Class A Common Stock. Thus, two ITAQ Warrants are necessary to purchase one share of ITAQ Class A Common Stock at an exercise price of $11.50 per whole share.

On January 14, 2022, following the closing, which included the full exercise by the underwriters of the over-allotment option, an aggregate amount of $175,950,000, comprised of $169,050,000 of the proceeds from the IPO and $6,900,000 of the proceeds of the sale of the ITAQ Private Warrants, was placed in the Trust Account maintained by Continental, acting as trustee. Since the IPO, ITAQ’s activity has been limited to the evaluation of Merger candidates.

NEXT is a next generation fuels company dedicated to sustainably producing clean, low-carbon fuels from organic feedstock. With its strategically positioned facility in the Pacific Northwest, years of management experience working in the Pacific Northwest, and various secured permits, NEXT seeks to become one of the largest US-based suppliers of clean fuels for the transportation and aviation industries across the West Coast states. NEXT is leveraging advantages from its renewable diesel (“RD”) and sustainable aviation fuel (“SAF”) projects to access complementary markets and capitalize on its strategic relationships, a product of which is the strategic investment agreement between NEXT and United that, among other things, provides for a series of debt and equity investments by United in NEXT and its subsidiary.

Based on ITAQ’s due diligence investigations of NEXT and the industry in which it operates, including the financial and other information provided by NEXT in the course of their negotiations, ITAQ believes that NEXT has an appealing growth profile and that the proposed Merger presents a compelling valuation. The Special Committee reviewed the terms of the Merger Agreement and unanimously approved the Merger Agreement. ITAQ believes that the proposed Merger with NEXT will provide ITAQ’s Public Stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled “Proposal No. 1 — The Business Combination Proposal — The ITAQ Board of Directors’ Reasons for the Merger.”

Q. What will happen to ITAQ’s securities upon consummation of the Merger?

A. Each outstanding ITAQ Unit will be separated into its components — one share of ITAQ Class A Common Stock and one-half ITAQ Warrant. As a result, the ITAQ Units will cease to trade at the Closing. The ITAQ Units, ITAQ Class A Common Stock and the Outstanding ITAQ Warrants are currently listed on Nasdaq under the symbols “ITAQU,” “ITAQ” and “ITAQW,” respectively. ITAQ’s Class A Common Stock and the ITAQ Public Warrants will continue trading following the consummation of the Merger. Trading in the Units will cease upon completion of the Merger.

While trading on Nasdaq is expected to begin on the first business day following the consummation of the Merger, there can be no assurance that ITAQ’s securities will be listed on Nasdaq and will remain listed on Nasdaq, or that a viable and active trading market will develop. See “Risk Factors — Risks Related to the Merger” for more information.

Q. What will happen in the Merger?

A. Subject to the terms and conditions set forth in the Merger Agreement, at the Closing, Merger Sub will merge with and into NEXT, with NEXT surviving as a wholly-owned subsidiary of ITAQ. Each share of NEXT Common Stock issued and outstanding prior to the Effective Time (after giving effect to the Recapitalization) will automatically be cancelled and cease to exist in exchange for each NEXT stockholder’s right to receive its pro rata share of the Merger Consideration allocable to the NEXT Common Stock. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled, cease to exist, and shall thereafter represent only the right to receive the applicable payments as set forth in the Merger Agreement and the DGCL. Each Outstanding NEXT Option and Outstanding NEXT Warrant shall be assumed by ITAQ and will be assumed by ITAQ and will become an Assumed Option or Assumed Warrant, respectively, that may be exercised to purchase a certain number of shares of ITAQ Class A Common Stock based on the Conversion Ratio as provided by the Merger Agreement.

More specifically, immediately following Closing, assuming the “No Redemption Scenario,” there will be outstanding:

•   All of the outstanding shares of ITAQ Common Stock, consisting of (i) 17,250,000 shares of ITAQ Class A Common Stock, all of which are held by Public Stockholders, and (ii) 4,312,500 shares ITAQ Class B Common Stock, all of which are held by the Sponsor.

• A total of [ ] ITAQ Class A Common Stock will be held by the holders of NEXT Common Stock following the completion of the Recapitalization, immediately prior to the Closing.

•   A total of [            ] ITAQ Class A Common Stock issuable upon exercise of Outstanding NEXT Options and Outstanding NEXT Warrants will become and be converted into a total of (i) [            ] Assumed Options to purchase a total of [            ] shares of ITAQ Class A Common Stock and (ii) Assumed Warrants to purchase a total of [       ] shares of ITAQ Class A Common Stock.

•   In addition, the Sponsor or an affiliate of ITAQ’s Sponsor may, but is not obligated to, lend funds to ITAQ as may be required for working capital (“Working Capital Loans”) in connection with the Merger and Business Combination. Up to $1,500,000 of such Working Capital Loans may be convertible into ITAQ Private Placement Warrants at a price of $1.00 per warrant at the option of the lending Sponsor or affiliate of ITAQ’s Sponsor, as applicable (which, for example, would result in the Sponsor or affiliate of ITAQ’s Sponsor being issued 1,500,000 ITAQ Private Warrants, assuming that $1,500,000 of notes were converted) at the option of the Sponsor or affiliate of our Sponsor providing the Working Capital Loans. As of the date of the submission of this draft registration statement, no Working Capital Loans had been made.

•   ITAQ anticipates that ITAQ will not be able to consummate the Business Combination by April 14, 2023. ITAQ may, by resolution of the ITAQ Board if requested by ITAQ’s Sponsor, extend the period of time to consummate an initial business combination by an additional three months, which is until July 14, 2023, subject to the Sponsor depositing into the trust account, upon five days advance notice prior to the deadline, the sum of $1,725,000 ($0.10 per unit) Such payment would be made from the proceeds of a one or more non-interest bearing loan from the Sponsor or its affiliates or designees.

If ITAQ completes the Business Combination or another initial business combination, ITAQ will, at the option of its Sponsor, repay the loan out of proceeds of the Trust Account released to ITAQ. If ITAQ does not complete the Merger and Business Combination or any other initial business combination, ITAQ will not likely have the funds to pay the loan.

As an alternative to making payment described in the previous paragraph, ITAQ has scheduled a stockholders’ meeting at which ITAQ will seek an amendment to ITAQ’s Existing Articles to extend the date by which ITAQ must complete its initial business combination to December 14, 2023. In connection with this meeting of stockholders, ITAQ’s Public Stockholders will have the right to have their Public Shares redeemed, as well as the right to vote their Public Shares either in favor of or against such extension. In connection with any such extension, our Sponsor would make loans to ITAQ for ITAQ to make a monthly payment to the Trust Account based on the number of shares outstanding after redemptions. The loans would be repaid at the closing of the Merger.

•   After the Recapitalization, at the Effective Time, the NEXT stockholders will hold a total of [            ] shares of ITAQ Class A Common Stock, and holders of Outstanding NEXT Options and Outstanding NEXT Warrants would hold Assumed Options and Assumed Warrants to purchase a total of [            ] shares of ITAQ Class A Common Stock and [       ] shares of ITAQ Class A Common Stock, respectively. The outstanding ITAQ Common Stock and Outstanding ITAQ Warrants would be unchanged as a result of the Merger except to the extent that ITAQ Public Stockholders exercise their right of redemption.

•   The Merger Agreement provides that ITAQ, with the assistance of NEXT, will use its commercially reasonable efforts to enter into the PIPE Subscription Agreements with PIPE Investors. Pursuant to the PIPE Subscription Agreements, the PIPE Investors will agree to purchase, at the Closing, securities of ITAQ with an aggregate purchase price of $50,000,000, or such other amount as may be acceptable to ITAQ, which securities of ITAQ will be issued on such terms and conditions as shall be acceptable to ITAQ, subject to the approval of NEXT, such approval not to be unreasonably withheld, delayed or conditioned. As of March [    ], 2023, ITAQ had not entered into any PIPE Subscription Agreements. To the extent that ITAQ enters into any PIPE Subscription Agreements, the outstanding securities of ITAQ will reflect any shares of ITAQ Class A Common Stock to be issued pursuant to the PIPE Subscription Agreement or issuable upon the exercise or conversion of the PIPE Securities.

Q. Are the proposals conditioned on one another?

A. Yes, they are. The Merger is conditioned on the approval of each of the Business Combination Proposal, the ITAQ Charter Proposal, the Incentive Plan Proposal, and the Director Election Proposal (the “Condition Precedent Proposals”) at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q. What will be the relative equity stakes of ITAQ’s public stockholders, the Sponsor, and NEXT’s existing stockholders in ITAQ upon completion of the Merger?

A. Pursuant to the Existing ITAQ Charter, in connection with the completion of the Merger, each ITAQ Public Stockholder may elect to have its shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing ITAQ Charter. Payment for such redemptions will come from the Trust Account. To the extent that ITAQ’s Public Stockholders elect to have their shares redeemed, the consideration to be paid and the relative ownership table described below will be modified accordingly. A final ownership calculation will be disclosed following the effectiveness of the Merger.

The Merger Agreement provides that ITAQ with the assistance of NEXT, will use its commercially reasonable efforts to enter into PIPE Subscription Agreements pursuant to which PIPE Investors up to $50,000,000, or such other amount as may be acceptable to NEXT. Although as of March 13, 2023, ITAQ had not entered into any PIPE Subscription Agreements, the PIPE investors are included in the table assuming that they purchased [            ] shares of ITAQ Class A Common Stock at $[            ] per share.

The Merger Agreement also provides that NEXT will use its commercially reasonable efforts to enter into agreements with United and other strategic investors pursuant to which the noteholders agree to purchase Investor Notes in the aggregate principal amount of $50,000,000 or such other amount as is acceptable to the NEXT, ITAQ and, if the amount is less than $50,000,000, United. Although as of March 13, 2023, NEXT did not have any agreements with respect to the purchase of Investor Notes, the holders of the Investor Notes are increased in the table assuming that they purchased $50,000,000 principal amount of Investor Notes, which are convertible into ITAQ Class A Common Stock at a conversion price of $            .

The following table shows the number and percentage of shares of ITAQ Common Stock that, following the Effective Time and the consummation of the Business Combination, will be held by (i) the ITAQ Public Stockholders, (ii) the Sponsor, (iii) NEXT stockholders, (iv) the PIPE Investors and (v) the holders of the Investor Notes in five alternate scenarios — No Redemption, 33.3% redemption, 50% redemption, 66.7% redemption and Maximum Redemption.

Upon consummation of the Merger, the post-Closing share ownership of outstanding ITAQ Common Stock would be as follows based on five redemption scenarios.:
	No Redemption		33.3% Redemption		50% Redemption		66.7% Redemption		Maximum Redemption(1)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
ITAQ Public Stockholders(1)
Sponsor(2)
NEXT stockholders(3)
PIPE Investors
Holders of Investor Notes

____________

(1)      Includes [            ] shares of ITAQ Common Stock issuable upon exercise of Outstanding ITAQ Warrants or the underwriter’s unit purchase option.

(2)      Includes 8,037,500 shares of ITAQ Common Stock issuable upon exercise of ITAQ Private Warrants.

(3)      Includes [            ] shares of ITAQ Common Stock issuable upon exercise of the Assumed Options and Assumed Warrants issuable to the holders of Outstanding NEXT Options and Outstanding NEXT Warrants pursuant to the Merger Agreement.

See “The Merger Agreement.”

Q. What are the U.S. Federal income tax consequences of the Merger to U.S. holders of ITAQ Common Stock and/or Public Warrants?

A. U.S. Holders of ITAQ Common Stock and/or Public Warrants will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger because no such securities are being exchanged for the securities of any other company. See the section entitled “Material U.S. Federal Income Tax Consequences — U.S. Holders — Material U.S. Federal Income Tax Consequences of the Merger.”

Q. What are the U.S. federal income tax consequences of exercising my redemption rights?

A. Whether the redemption is subject to U.S. federal income tax depends on the particular facts and circumstances. Please see the section entitled “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to ITAQ Common Stock” or “Material U.S. Federal Income Tax Consequences — Non-U.S. Holders — Non-U.S. Holders Exercising Redemption Rights with Respect to ITAQ Common Stock” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q. Did the ITAQ Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A. Yes. The ITAQ Special Committee obtained an independent third-party fairness opinion (the “Valuation Analysis”) in connection with the determination by the Special Committee to approve the Merger with NEXT and enter into the Merger Agreement. The officers and directors of ITAQ have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and selected Marshall & Stevens as its independent valuation opinion provider. Marshall & Stevens concluded that their experience and backgrounds, together with the experience and sector expertise of ITAQ’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Merger with NEXT. Marshall & Stevens explained key factors driving important updates to the models of its valuation analysis, including, but not limited to, an update to the projected capital expenditures of NEXT, revised revenue projections to reflect the recently signed agreement between NEXT and United, and a federal tax credit. The Special Committee considered the Fairness Opinion, which explained the various components comprising the estimated equity valuations of NEXT, all of which met or exceeded the total consideration of $450 million proposed in the Business Combination. The valuation analysis included in the Fairness Opinion described the various discount rates used and assumptions regarding the timing of NEXT’s generating revenue. In addition, ITAQ’s officers and directors, including the members of the Special Committee, and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying on the information contained herein and on the judgment of Special Committee in reviewing the presentation by Marshall & Stevens. Investors will be assuming the risk that the Special Committee may not have properly valued NEXT’s business.

Q. How many votes do I have at the Special Meeting?

A. The holders of ITAQ Common Stock are entitled to one vote at the Special Meeting for each share of ITAQ Common Stock held of record as of [ ], 2023, the record date for the Special Meeting. As of the close of business on the record date, there were 21,562,500 shares of ITAQ Common Stock outstanding. This number includes 17,250,000 shares of ITAQ Class A Common Stock and 4,312,500 shares of ITAQ Class B Common Stock. The holders of the ITAQ Class A Common Stock and the Class B Common Stock vote together as a single class of ITAQ Common Stock.

Q. What vote is required to approve the proposals presented at the Special Meeting?

A. The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ITAQ Common Stock. The approval of the ITAQ Charter Proposal and the Advisory Charter Proposal require the affirmative vote of the holders of a majority of the outstanding shares of ITAQ Class A Common Stock and the holders of a majority of the outstanding shares of ITAQ Class B Common Stock. The Incentive Plan Proposal requires the approval of a majority of the holders of ITAQ Common Stock voting as a single class present in person or represented by proxy at the Special Meeting and entitled to vote thereat, assuming a quorum is present at the Special Meeting. The approval of the Director Election Proposal shall be determined by a plurality of the votes cast by the holders of ITAQ Common Stock voting as a single class present in person or represented by proxy at the Special Meeting and entitled to vote thereat, assuming the presence of a quorum. The approval of the Adjournment Proposal, if presented, will require the affirmative vote of a majority of the votes cast by holders of shares of ITAQ Common Stock present and entitled to vote at the Special Meeting, assuming a quorum. The holders of the ITAQ Common Stock, which includes the ITAQ Class A Common Stock and ITAQ Class B Common Stock, vote as a single class. A stockholder’s failure to vote by proxy or to vote virtually at the Special Meeting and a broker non-vote will have the same effect as voting “Against” the Business Combination Proposal and the ITAQ Charter Proposal, but will not affect the Advisory Charter Proposal, Incentive Plan Proposal and the Director Election Proposal, assuming a quorum is established, will have no effect on the Adjournment Proposal.

Q. What constitutes a quorum at the Special Meeting?

A. The presence, in person or by proxy, at the Special Meeting of the holders of a majority in voting power of ITAQ Common Stock issued and outstanding and entitled to vote at the Special Meeting constitutes a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Special Meeting. As of the Record Date, the presence, in person or by proxy, of 10,781,251 shares of ITAQ Common Stock is required to achieve a quorum.

Q. How do the insiders of ITAQ intend to vote on the proposals?	A. The Sponsor beneficially owns and is entitled to vote 20% of the outstanding shares of ITAQ’s Common Stock. The Sponsor has agreed to vote its securities in favor of each of the proposals.
Q. What interests do the Sponsor and the current officers and directors of ITAQ have in the Merger?

A. In considering the recommendation of the ITAQ Board to vote in favor of the Merger and Business Combination, ITAQ Stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of ITAQ’s directors and officers have interests in the Merger that are different from, or in addition to, those of other stockholders generally. ITAQ’s directors were aware of and considered these interests, among other matters, in evaluating the Merger and Business Combination, in recommending to ITAQ’s Stockholders that they approve the Merger and Business Combination, and in Agreeing to vote their shares in favor of the Merger and Business Combination. ITAQ Stockholders should take these interests into account in deciding whether to approve the Merger and Business Combination. These interests include, among other things, the interests listed below, including a combination of investments with initial outlay from the Sponsor of $8,062,500 (representing purchase price of the Private Placement Warrants and the Founder Shares), having an aggregate market value of approximately $[        ] million as of [    ], 2023. If ITAQ does not complete the Merger or another business combination and is required to liquidate pursuant to the Existing ITAQ Charter, the Sponsor will lose its entire investment.

•   ITAQ’s chief executive officer is the managing member of the Sponsor and has an economic interest in the Sponsor, and the other directors of ITAQ are all members of the Sponsor or have an equity interest in the Sponsor.

•        If the Merger and Business Combination with NEXT (or another business combination) is not consummated by ITAQ by the Deadline Date, which is April 14, 2023 or December 14, 2023 if the amendment to the Existing Charter is approved, unless that date is further extended, as described in this proxy statement/prospectus. In connection with the proposed extension to December 14, 2023, ITAQ’s Sponsor has agreed to make loans to ITAQ to provide funds to make monthly payments to the Trust Account. If ITAQ completes the Business Combination, or otherwise complete another initial business combination, ITAQ will, at the option of its Sponsor, repay such extention payments out of the proceeds of the Trust Account released to us. If ITAQ does not complete a business combination, ITAQ will repay such extension payments only from funds held outside of the Trust Account. In the event of ITAQ’s liquidation, the ITAQ Common Stock held by the Sponsor, which was acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[          ] based upon the closing price of the ITAQ Class A Common Stock of $[          ] per share on Nasdaq on [     ], 2023, the Record Date for the Special Meeting. On the other hand, if the Merger and Business Combination are consummated, the outstanding shares of ITAQ Common Stock and the ITAQ Private Warrants held by the Sponsor will be unchanged as a result of the Merger and Business Combination.

•   The Sponsor purchased in a private placement 8,037,500 ITAQ Private Warrants from ITAQ for $1.00 per ITAQ Private Warrant. This purchase took place simultaneously with the consummation of the IPO. A total of $175,950,000 of the net proceeds of the IPO (including the net proceeds of the underwriters’ full exercise of the over-allotment option) and the simultaneous private placement of the ITAQ Private Warrants was placed in the Trust Account. Such ITAQ Private Warrants had an aggregate market value of [          ] based upon the closing price of [          ] per Public Warrant on Nasdaq on [     ], the Record Date for the Special Meeting. The ITAQ Private Warrants and the ITAQ Common Stock underlying the ITAQ Private Warrants will become worthless if ITAQ does not consummate an initial business combination by the Deadline Date. On the other hand, if the Merger is consummated, each Outstanding ITAQ Warrant, including the ITAQ Private Placement and ITAQ Public Warrants, will remain outstanding.

•        The Sponsor has a different economic interest in the completion of the Merger and Business Combination than the Public Stockholders. The Sponsor paid $25,000 for its ITAQ Class B Common Stock and paid $8,037,500 for 8,037,500 ITAQ Private Placement Warrants, or $1.00 per Private Placement Warrant, in the Private Placement that occurred simultaneously with the IPO. If no consideration is allocated to the ITAQ Private Placement Warrants, the Sponsor would have only paid $1.91 per share for 4,312,500 shares of ITAQ Common Stock. If ITAQ consummates the Merger and Business Combination, the Sponsor may recoup its investment and could even make a profit even if the price of the ITAQ Common Stock decreased significantly following completion of the Merger. If the price of ITAQ’s Common Stock, which was trading at [          ] per share as of [     ], were to drop to $1.92 per share, the Sponsor would make a profit if it were able to sell its shares at $1.92, while the ITAQ Public Stockholders would suffer a significant loss in value.

•   If ITAQ is unable to complete an initial business combination by the Deadline Date (April 14, 2023 or December 14, 2023 if the extension is approved by ITAQ’s stockholders), or such later date to which the Deadline Date may be extended, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of a target business (such as NEXT) or claims of vendors or other entities that are owed money by ITAQ for services rendered or good and products sold to ITAQ, but only if such a vendor or target business has not executed a waiver.

•   The Merger Agreement provides that, for a period of six (6) years after the Effective Time of the Merger, ITAQ and the Surviving Corporation, NEXT, shall cause their respective organizational documents to contain provisions no less favorable with respect to the exculpation, indemnification of and advancement of expenses to their indemnified directors and officers than those set forth in the Existing ITAQ Charter, which provides that all rights to exculpation, indemnification, and advancement of expenses currently in effect shall survive the Closing in accordance with the terms of the relevant indemnity agreement and the DGCL.

•   E. Scott Crist, ITAQ’s chief executive officer and a director of ITAQ, is also a director of NEXT and he will be ITAQ’s designee to the Post-Closing ITAQ Board. As a director, he may be entitled to receive certain cash fees, stock options or stock awards that the Post-Closing ITAQ Board may decide to pay its directors, as well as indemnification rights.

Q. Do I have redemption rights?

A. If you are a holder of Public Shares, you have the right to request that ITAQ redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus, regardless of whether you vote in favor or against the Merger and the Condition Precedent Proposals or whether you vote at all. Public Stockholders may elect to redeem all or a portion of the Public Shares held by them regardless of how they vote in respect of the Business Combination Proposal or any other proposal set forth herein.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. This restriction on redemption does not restrict the ability of such stockholders to vote all of their shares for or against the proposals submitted at the Special Meeting. In addition, pursuant to ITAQ’s Charter, in no event will ITAQ redeem Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. In such case, ITAQ would not proceed with the redemption of Public Shares or the Merger, and instead may search for an alternate initial business combination.

Under the Letter Agreement, the Sponsor and ITAQ’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our Merger and Business Combination.

See the section titled “Special Meeting of ITAQ Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q. How do I exercise my redemption rights?

A. In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time on [ ], 2023 (two business days before the Special Meeting), (x) submit a written request, which shall include the name of the beneficial owner of the Public Shares to be redeemed, to ITAQ’s transfer agent, Continental Stock & Transfer Co. (the “Transfer Agent”) that ITAQ redeem your Public Shares for cash, and (y) deliver your stock to the Transfer Agent, either physically or electronically through the Depository Trust Company (“DTC”). The Transfer Agent’s address is listed under the question “Who can help answer my questions?” below.

Any demand for redemption, once made, may be withdrawn at any time until the date of the Special Meeting. After the date of the Special Meeting, a demand for redemption may only be withdrawn with ITAQ’s written consent. If you deliver your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares to you (either physically or electronically). You may make such request by contacting ITAQ’s transfer agent at the address listed under the question “Who can help answer my questions?” below.

Q. Do I have appraisal rights if I object to the proposed Merger?	A. Under Section 262 of the DGLC, neither the holders of ITAQ Common Stock nor the holders of ITAQ Warrants will have appraisal rights in connection with the Merger.
Q. If I am an ITAQ Warrant holder, can I exercise redemption rights with respect to my Warrants?	A. No. The holders of Outstanding ITAQ Warrants have no redemption rights with respect to such securities.
Q. If I am a Unit holder, can I exercise redemption rights with respect to my Units?	A. No. Holders of outstanding Units must separate the underlying shares of ITAQ Common Stock and ITAQ Public Warrants prior to exercising their redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to the Transfer Agent with written instructions to separate such Units into Public Shares and ITAQ Public Warrants. This must be completed far enough in advance to permit the mailing of the certificate for the Public Shares back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. You must exercise your redemption rights with respect to the Units by [          ], 2023, which is two (2) business days before the Special Meeting. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company, our Transfer Agent, is listed under the question “Who can help answer my questions?” below.

If a broker, bank, or other nominee holds your Units, you must instruct such broker, bank or nominee to separate your Units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of Units to be split and the name of the nominee holding such Units. Your nominee must also electronically initiate, using DTC’s deposit withdrawal at custodian (“DWAC”) system, a withdrawal of the relevant Units and a deposit of an equal number of shares of ITAQ Common Stock and ITAQ Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the ITAQ Public Shares from the Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation of the ITAQ Public Shares from the Units. If you fail to cause your ITAQ Public Shares to be separated from the Units in a timely manner, you will likely not be able to exercise your redemption rights with respect to your Units.

Q. I am an Outstanding ITAQ Warrant holder. Why am I receiving this proxy statement/prospectus?

A. Although holders of Outstanding ITAQ Warrants do not have voting rights, as a holder of an Outstanding ITAQ Warrant, ITAQ urges you to read the information contained in this proxy statement/prospectus carefully, since the information about the Merger, Business Combination, and Condition Precedent Proposals, and other disclosures made herein, may adversely affect the value of your Outstanding ITAQ Warrant.

Q. What happens to the funds deposited in the Trust Account after consummation of the Merger?

A. A total of $175,950,000 of the net proceeds of ITAQ’s IPO (including the net proceeds of the underwriters’ exercise of their over-allotment option) and the simultaneous private placement of the ITAQ Private Warrants was placed in the Trust Account. After consummation of the Merger and Business Combination, the funds in the Trust Account will first be released to pay holders of the Public Shares who exercise redemption rights, and the remaining balance shall thereafter be released to NEXT to pay fees and expenses incurred by ITAQ and NEXT in connection with the Merger and Business Combination, and to pay for other expenses incurred by ITAQ following the IPO. All remaining amounts will remain on the balance sheet of NEXT and utilized at the discretion of the NEXT’s management team and the Post-Closing ITAQ Board.

Q. What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A. ITAQ’s Public Stockholders will have redemption rights regardless of whether they vote “For” or “Against” the Merger or abstain from voting. Accordingly, the Merger may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemption by Public Stockholders. However, the Merger will not be consummated if, upon the Closing, and after giving effect to the Redemption and the PIPE Offering, ITAQ would not have at least $5,000,001 in net tangible assets. In the event of a significant amount of redemptions, the trading market for ITAQ Common Stock may be less liquid than prior to the Merger, and ITAQ may not be able to meet the continued listing standards for Nasdaq or another national securities exchange.

Q. What happens if the Merger is not consummated?

A. If the Merger Agreement is terminated and the Merger and Business Combination do not occur, the funds will remain in the Trust Account, and ITAQ may thereafter pursue an alternative business combination through and until the Deadline Date, as it may be extended, and in such instance, ITAQ will remain liable for any and all expenses that it incurred from and after the IPO, including the Transaction Expenses incurred in connection with ITAQ’s entry into the Merger Agreement. If ITAQ does not complete the Merger and Business Combination with NEXT (or another initial business combination) by the Deadline Date, ITAQ must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (approximately [$    ] per share as of [ ], 2023).

Q. When do you expect the Merger and Business Combination to be completed?

A. The Merger will be consummated by the filing of a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the Merger Agreement. It is currently anticipated that the Merger and Business Combination will be consummated promptly following the Special Meeting, which is scheduled for [          ], 2023, at [          ] Eastern Time. However, the Special Meeting could be adjourned, as described above. For a description of the conditions for the completion of the Merger and Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Merger.”

Q. When and where will the Special Meeting take place?

A. The Special Meeting will be held virtually on [          ], [          ], 2023, at [          ] Eastern time. You may attend the Special Meeting webcast by accessing the web portal located at [https://www.cstproxy.com/XXXXXXXXXXXX/2023] and following the instructions set forth below. Stockholders participating in the Special Meeting will be able to listen only and will not be able to speak during the Special Meeting webcast. However, in order to maintain the interactive nature of the Special Meeting, virtual attendees at the Special Meeting will be able to:

• vote via the web portal during the Special Meeting webcast; and
• submit questions or comments to ITAQ’s directors and officers during the Special Meeting via the Special Meeting webcast.

Q. What do I need to do now?

A. ITAQ urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Merger and the other proposals contained herein will affect you as a stockholder and/or warrant holder of ITAQ. ITAQ Stockholders are encouraged to vote as soon as possible after receipt of these materials in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?

If you are a holder of record of ITAQ Common Stock on the Record Date, you may vote virtually at the Special Meeting or by submitting a proxy for the Special Meeting in accordance with the instructions contained herein and on the proxy card. You may submit your proxy by completing, signing, dating, and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your ITAQ Common Stock in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank, or nominee to ensure that votes related to the ITAQ Common Stock you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote virtually, obtain a proxy from your broker, bank or nominee.

Q: How do I attend the Special Meeting?

A. The ITAQ Board has determined that the Special Meeting will be held virtually. Any ITAQ Stockholder wishing to virtually attend the Special Meeting must register in advance. To register for and attend the Special Meeting, please follow these instructions as applicable to the nature of your ownership of ITAQ Common Stock:

•   Shares Held of Record. If you are a record holder, and you wish to attend the virtual Special Meeting, go to [https://www.cstproxy.com/industrialtechacquisitionsii/XXXXXTBD], enter the control number you received on your proxy card or notice of the meeting, and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the Special Meeting, you will need to log back into the meeting site using your control number. You must register before the Special Meeting starts.

•   Shares Held in Street Name. If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you wish to attend the virtual Special Meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Special Meeting. You will receive an e-mail prior to the Special Meeting with a link and instructions for entering the Special Meeting. “Street name” holders should contact the Transfer Agent, Continental Stock Transfer & Trust Company, on or before [     ], 2023.

ITAQ Stockholders will also have the option to listen to the Special Meeting by telephone by calling:
• Within the U.S. and Canada: (toll-free): [ ]
• Outside of the U.S. and Canada: (standard rates apply): [ ]
The passcode for telephone access is: [ ]. You will not be able to vote or submit questions unless you register for and log in to the Special Meeting webcast as described above.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. No. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal or any of the Condition Precedent Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Failure to instruct your broker, bank or nominee on how to vote will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAQ Charter Proposal, but will have no effect on the Advisory Charter Proposal, Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal, provided a quorum is present.

Q. May I change my vote after I have mailed my signed proxy card?

A. Yes. ITAQ Stockholders may send a later dated, signed proxy card to ITAQ at the address set forth below so that it is received by ITAQ’s Chief Executive Officer prior to the vote at the Special Meeting. ITAQ Stockholders also may revoke their proxy by sending a notice of revocation to ITAQ’s Chief Executive Officer, who must receive said notice of revocation prior to the vote at the Special Meeting.

Q. What happens if I fail to take any action with respect to the Special Meeting?

A. If you fail to take any action with respect to the Special Meeting and the Merger is approved by the ITAQ Stockholders and subsequently consummated by the filing of the Certificate of Merger, you will remain a stockholder of ITAQ and your shares will not be redeemed.

As disclosed in this proxy statement/prospectus, failure to take any action with respect to the Special Meeting will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAQ Charter Proposal but will have no effect on the Advisory Charter Proposal, Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal, provided that a quorum is present.

Q. What should I do if I receive more than one set of voting materials?

A. ITAQ Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, as well as multiple proxy cards or voting instruction cards. For example, if you hold your ITAQ Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of ITAQ Common Stock. If you are a holder of record and your shares of ITAQ Common Stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of ITAQ Common Stock.

Q. What happens if I sell my ITAQ Common Stock before the Special Meeting?

A. The Record Date for the Special Meeting is earlier than the date of the Special Meeting. The Record Date is also earlier than the Effective Date of the Merger and the consummation of the Business Combination. If you transfer your shares after the applicable Record Date, but before the Special Meeting date, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting. Persons who purchase shares of ITAQ Common Stock after the Record Date but before the Special Meeting will not have the ability to vote at the Special Meeting.

Q. If I elect not to redeem, to what extent will I be subject to dilution?

If you elect not to have your ITAQ Public Shares redeemed, you will be subject to dilution as a result of the issuance of ITAQ Common Stock pursuant to the Merger Agreement and upon the exercise of the Outstanding ITAQ Warrants, as well as upon the exercise of the Assumed Options and Assumed Warrants issued in exchange for the presently Outstanding NEXT Options and Outstanding NEXT Warrants, and, additionally, upon the issuance of shares of ITAQ Common Stock pursuant to the Incentive Plan that is subject to the approval of holders of ITAQ Common Stock at the Special Meeting and the issuance of shares of ITAQ Common Stock to the PIPE Investors and the holders of the Investor Notes. You will also be subject to dilution in connection with any equity or convertible debt financing. The shares held by the NEXT stockholders reflect the Recapitalization and the shares of ITAQ Common Stock to be issued and outstanding upon the effectiveness of the Merger. In addition, you may be subject to further dilution if ITAQ issues shares of Common Stock in connection with a financing, in addition to the PIPE Offering and the Investor Notes, involves the issuance of equity or convertible securities, an acquisition, or other business transaction, and NXTCLEAN may issue Common Stock pursuant to a future equity incentive plan. Shares held by NEXT stockholders do not include any shares that may be issued pursuant to equity incentive plans, such as the Incentive Plan. See “NEXT’s Director and Executive Compensation — Equity Incentive Plans.”

	Assuming no redemption		Assuming 33.3% redemption		Assuming 50% redemption		Assuming 66.7% redemption		Assuming Max redemption
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Existing NEXT stockholders(1)		%		%		%		%		%
ITAQ Public Stockholders		%		%		%		%		%
ITAQ Sponsor		%		%		%		%		%
Holders of ITAQ warrants		%		%		%		%		%
Holders of Assumed Warrants and Assumed Options		%		%		%		%		%
PIPE Investors		%		%		%		%		%
Holders of Investor Notes		%		%		%		%		%
Total		%		%		%		%		%
Q. Are there conditions under which NXTCLEAN will not complete its refinery, and what alternatives will NXTCLEAN have if it cannot or does not complete the NEXT Refinery.

A. Until NEXT has (i) completed its FEED engineering, (ii) received all permits required by the State of Oregon and the United States federal government for the construction and operation of the NEXT Refinery, including the Section 404 Clean Water Act permit which is currently subject to a U.S. Army Corp of Engineers Environmental Impact Statement, (iii) selected an EPC contractor acceptable to the financial community, and (iv) raised sufficient debt and equity financing to allow construction of the refinery, NEXT will not be able to make a positive Final Investment Decision, or FID. If a positive FID is reached, NEXT plans to construct the NEXT Refinery and begin operations in 2026, however, it can give no assurance that it will meet this timetable. If NEXT should, at any point, come to the conclusion that a positive decision to proceed cannot be made or is not likely to be made, then NEXT will evaluate the situation and seek alternative actions. These alternative actions could include, but are not limited to:

1.      Marketing either the overall company, or just the facility site, along with the various permits that NEXT has received, for sale to a third party seeking to develop a renewable diesel or sustainable aviation fuel facility in the northwest United States;

2.      Potentially downsizing the overall development or otherwise changing its configuration in such a way to address engineering, permitting, or financial constraints identified as problematic as part of the FEED., permitting or funding process;

3.      Evaluating alternative uses for the site that would provide for a more straight forward path to permitting or funding and then evaluating the costs and benefits of such a strategic shift; and

4.      Abandoning the project in its entirety and shifting the focus of NEXT to opportunities involving feedstock or other areas of the renewable fuels value chain.

Q. Who can help answer my questions?	A. If you have questions about the Merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

R. Greg Smith, CFO
Industrial Tech Acquisitions II, Inc.
5090 Richmond Ave, Suite 319
Houston, Texas 77056
Telephone: (713) 599-1300
Email: greg@texasventures.com

You may also contact the proxy solicitor at:

[          ]

You may also obtain additional information about ITAQ from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to ITAQ’s Transfer Agent at the address below at least two (2) business days prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, New York 10004 Attn: Mark Zimkind E-mail: mzimkind@continentalstock.com

PRICE RANGE OF SECURITIES AND DIVIDENDS

ITAQ

ITAQ Units, ITAQ Class A Common Stock and ITAQ Warrants are currently listed on Nasdaq under the symbols “ITAQU,” “ITAQ” and “ITAQW,” respectively. Each ITAQ Unit consists of one share of ITAQ Class A Common Stock and one Public Warrant. Each ITAQ Warrant entitles its holder to purchase one-half share of ITAQ Class A Common Stock at a price of $11.50 per share. ITAQ is seeking to continue the listing of the ITAQ Common Stock and Public Warrants upon completion of the Merger. The Units will not be listed upon completion of the Merger.

Holders

As of March     , 2023, ITAQ had one holder of record of its units, two holders of record of its Class A common stock, one holder of record of its Class B common stock and two holders of record of its warrants. Management believes ITAQ has in more than [            ] beneficial holders of its securities as of [            ], 2023.

Dividends

ITAQ has not paid any dividends to its stockholders.

NEXT

There is no public market for NEXT’s securities. NEXT is applying to list its NEXT Ordinary Shares and NEXT Warrants on Nasdaq upon the Effective Time under the ticker symbols “NXCL” and “NXCLW,” respectively. There can be no assurance that NEXT will be able to meet those initial listing requirements.

Holders

As of the date of this proxy statement/prospectus, NEXT has [            ] holders of record of its capital stock.

Dividends

NEXT has not paid any dividends to its stockholders. Following the completion of the Merger, NEXT’s board of directors will consider whether or not to institute a dividend policy. NEXT anticipates that it will retain its earnings for use in business operations and, accordingly, does not anticipate that NEXT’s board of directors will declare dividends in the foreseeable future.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties and actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this proxy statement/prospectus.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in NEXT. Additional risks and uncertainties not currently known to NEXT or ITAQ or which NEXT or ITAQ currently deem immaterial may also have a material adverse effect on NEXT’s business, financial condition, results of operations, prospects and/or its share price. Stockholders should consult a legal adviser, an independent financial adviser or a tax adviser for legal, financial or tax advice prior to deciding whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. NEXT is under no duty to, and makes no undertaking that it will, update the risk factors contained herein.

Risks Related to NEXT’s Business and Strategy

NEXT is a development stage company with a history of net losses, and we may not achieve or maintain profitability.

NEXT is a development stage company and has not generated any revenue and has incurred net losses since its inception, including a net loss of approximately $4.6 million for the year ended December 31, 2021. As of December 31, 2021, NEXT had an accumulated deficit of approximately $8.4 million. NEXT is in the process of permitting its first refinery to produce renewable fuel. Until NXTCLEAN has (i) completed its FEED engineering, (ii) received all permits required by the State of Oregon and the United States federal government for the construction and operation of the NEXT Refinery, including the Section 404 Clean Water Act permit which is currently subject to a U.S. Army Corp of Engineers Environmental Impact Statement, (iii) selected an EPC contractor acceptable to the financial community, and (iv) raised sufficient debt and equity financing to allow construction of the facility, NEXT will not be able to make a positive FID. If a positive FID is reached, NEXT plans that NXTCLEAN will construct NEXT plans that NXTCLEAN will construct and operate its proposed refinery at Port Westward, Oregon, and, in any event. NEXT does not expect to generate revenue before 2026. However, it can give no assurance that NXTCLEAN will meet this timetable. Accordingly, NEXT expect to incur losses and negative cash flow from operating activities for the foreseeable future and to incur significant capital expenditures in the construction and commencement of operations at its proposed Refinery. NEXT cannot assure you that NXTCLEAN can or will be able to construct its proposed refinery or operate profitably. If NEXT should, at any point, come to the conclusion that a positive decision to proceed cannot be made or is not likely to be made, then NEXT will evaluate the situation and seek alternative actions.

If NEXT is unable to fund the development of its planned refinery, it will not be able to generate revenue and may not be able to continue in business.

NEXT intends to construct a refinery for the production of renewable fuel on 625 acres of land at Port Westward, Oregon. Since inception, most of NEXT’s resources have been dedicated towards securing its development site, engineering and permitting, as well as preparing for the construction of its refinery. NEXT believes that it will continue to expend substantial resources for the foreseeable future associated with paying lease and site costs for the construction of its refinery to produce renewable fuel, obtaining government and regulatory approvals, acquiring or constructing storage facilities and negotiating supply and offtake agreements for the renewable fuel we produce. In addition, other unanticipated costs may arise. Because the costs of developing our technology at a commercial scale are highly uncertain, NEXT cannot reasonably estimate the amounts necessary to successfully commence the production its refinery.

To date, NEXT has funded its operations primarily through private equity offerings, the issuance of debt, including convertible debt, and warrants and through proceeds received pursuant to the Exclusivity Agreement. NEXT estimates that it will require $2.0 to $2.5 billion to complete construction of its refinery and commence operations, although its cash requirement may be greater than that estimate. Moreover, NXTCLEAN’s plans and expectations may change as a result of factors currently unknown to NEXT or ITAQ, and NXTCLEAN may need additional funds sooner than planned. NXTCLEAN may also choose to seek additional capital sooner than required if there are favorable market conditions or strategic considerations.

At December 31, 2021, NEXT had a working capital deficiency of approximately $16.5 million. NEXT is continuing to incur operating losses and is making capital expenditures. NEXT’s cash and cash equivalents at December 31, 2021 were $425,000. NEXT has financed its operations through the placement of its debt and equity securities and through certain exclusivity fees from interested parties who may enter into offtake agreements, and NEXT requires substantial financing in order to complete the permitting and commence construction on the refinery. NEXT estimates that, in order to complete the refinery and continue operations until revenue is generated, it will require between $2.5 billion and $3 billion, with no assurance that its cash requirements prior to generation of revenue will not exceed that amount. NEXT expects to pay the costs of construction through additional project finance funding. Cost overruns or other unexpected difficulties could cause the construction to cost more than NEXT anticipates, which could increase its need for such funding. Such funds may not be available when we need them, on terms that are acceptable to us or at all, which could delay or prevent its initial commercial production of renewable fuel. NEXT does not presently have the facilities in place to fund even a modest portion of its anticipated capital requirement. NEXT can give no assurance that it will be able to fund the construction of its proposed refinery and its failure to obtain the necessary funding could cause it to cease operations, in which event NXTCLEAN’s equity could become worthless following the Merger and Business Combination. In addition, to the extent that NEXT issues equity securities in connection with its construction financing, holders of NXTCLEAN common stock could suffer substantial dilution in their equity interest in NXTCLEAN. We cannot assure you that NXTCLEAN will be able to obtain the required financing or complete the construction of its refinery which is necessary for NXTCLEAN to stay in business.

The requirements of funding sources may affect the price that NXTCLEAN pays for feedstock and receives for its renewable fuels.

As described in the previous Risk Factor, NXTCLEAN has very significant cash requirements in order to construct and commence operations of its proposed refinery. NEXT anticipates that any lender that is making significant financing to NXTCLEAN will need to be satisfied that NXTCLEAN’s customers have made a firm commitment to purchase NXTCLEAN’s fuel when its refinery becomes operational and/or that NXTCLEAN has a firm commitment for from its feedstock supplier, and that it may be necessary that the lender directly contact such purchasers and suppliers directly. The customers or suppliers may, as a condition to giving such assurance to the potential lender at a time which is significantly before NXTCLEAN is operating its refinery, with no assurance that NXTCLEAN will complete the refinery based on its current schedule if at all, NXTCLEAN may have to give both its customers and its suppliers more favorable terms that it would otherwise give, which may affect NXTCLEAN’s gross margin and net income when NXTCLEAN commences operations. NEXT can give no assurance that it will be able to obtain the required financing.

NEXT has no experience in either the construction or a renewal fuel refinery or in the operation of a renewable fuel business, which may impair its ability to construct its refinery or produce and sell renewable fuel.

As of the date of this proxy statement/prospectus, neither NEXT nor its management has fully constructed a renewable fuel refinery or developed or sold renewable fuel in any quantities, and it may not be successful in either completing its refinery or engaging in the business of developing and selling renewal fuel. The production of renewable fuel requires multiple integrated steps, including:

•        obtaining the feedstocks;

•        treatment of feedstocks to remove impurities;

•        hydrotreating of feedstocks to hydrogenate the feedstocks and remove oxygen;

•        catalytic conversion of the hydrogenated feedstocks into various renewable products;

•        distillation and or fraction of the resulting product mix to separate out specific products; and

•        storage and distribution of the resulting renewable fuels.

NXTCLEAN’s future success depends on its ability to produce commercial quantities of renewable fuel in a timely and economic manner following the Merger and Business Combination.

NEXT has estimated the construction and operating costs for its initial large-scale commercial renewable fuel facility based at Port Westward, OR, to be $2.5 billion to $3 billion. NEXT has never built or operated a commercial renewable fuel facility. NEXT assumes that it understands how the engineering and process characteristics of the construction of such facilities would occur, but these assumptions may prove to be incorrect. In addition, if existing tax credits, subsidies and other incentives in the US and foreign markets are phased out or reduced, the overall cost of commercialization of renewable fuel could increase. Accordingly, NEXT cannot be certain that NXTCLEAN can manufacture renewable fuel in an economical manner in commercial quantities following the Merger and Business Transaction. If NXTCLEAN fails to manufacture renewable fuel economically on a commercial scale or in commercial volumes, its commercialization of renewable fuel and its business, financial condition and results of operations will be materially adversely affected, which could reduce the value of NXTCLEAN’s Common Stock following the Merger and Business Combination.

NEXT may face difficulties constructing its proposed refinery, and it may not be able to construct such facility in a timely and cost-effective manner.

NXTCLEAN will be required to obtain numerous regulatory approvals and permits to construct and operate its Refiner and business. NEXT and NXTCLEAN will face many practical challenges in constructing its proposed NEXT Refinery, which could substantially increase its cost of business and harm its results of operations. For example, there is no guarantee that NXTCLEAN or any contractor it retains will be able to successfully design a commercially viable refinery, as NEXT has never built a full-scale commercial renewable fuel facility, and the cost of completing the proposed refinery could prove higher than anticipated. NEXT’s estimates of the capital costs that it and NXTCLEAN will need to incur are based upon initial engineering studies that will need to be refined. These estimates may prove to be inaccurate, and it may cost materially more to engineer and build than NEXT currently anticipates, which could adversely affect NXTCLEAN’s business and results of operations.

Additionally, the construction of NEXT’s refinery will be subject to the risks inherent in the build-out of any manufacturing facility, including risks of delays and cost overruns as a result of factors that may be out of our control, such as delays in the delivery of equipment and subsystems or the failure of such equipment to perform as expected once delivered. In addition, NXTCLEAN will depend on third-party relationships in expanding its renewable fuel production capacity and such third parties may not fulfill their obligations to NXTCLEAN under its arrangements with them. Delays, cost-overruns or failures in the construction process will impede NXTCLEAN’s commercial production of renewable fuel and harm our performance.

Furthermore, as further discussed below, NXTCLEAN will be required to obtain numerous regulatory approvals and permits to construct and operate its refinery, and it will not be able to commence construction until it has received all necessary permits. These include various Oregon land, air and water permits, fuel registration with the US Environmental Protection Agency, or EPA, approvals from the US Army Corp of Engineers, and others. Although NEXT has already received important permits from certain Oregon regulatory authorities, it still requires additional state and federal permits in order to commence construction, including a 401 Water Quality Certification from the Oregon Department of Environmental Quality and a 404 Clean Water Act Permit from the US Army Corp. of Engineers. These requirements may not be satisfied in a timely manner, or at all. Further, new federal or state governmental requirements may also substantially increase NXTCLEAN’s costs or delay or prevent the completion of construction, which could have a material adverse effect on our business, financial condition and results of operations, which may have an adverse effect on NXTCLEAN’s stock price.

NEXT may face substantial delay in getting regulatory approvals for use of its renewable fuel and for its refinery, which could substantially hinder our ability to commercialize our products.

Commercialization of NEXT’s renewable fuel will require approvals from state and federal agencies. Before NXTCLEAN can sell renewable fuel as a fuel, it must receive EPA fuel certification and the approval process may require significant time. Approval can be delayed for years, and there is no guarantee of receiving it. Any delay in receiving approval will slow or prevent the commercialization of NXTCLEAN’s renewable fuel for fuel markets, which could have a material adverse effect on its business, financial condition and results of operations.

Before any biofuel NXTCLEAN produces receives a “renewable identification number,” or RIN, it must register the fuel with the EPA and receive approval that the fuel meets specified regulatory requirements. Delay or failure in developing a fuel that meets the standards for advanced and cellulosic biofuels, or delays in receiving the desired RIN, will make NXTCLEAN’s fuel less attractive to refiners, blenders, and other purchasers, which could harm NXTCLEAN’s competitiveness. Approval, if ever granted, could be delayed for substantial amounts of time, which could significantly harm the development of NXTCLEAN’s business and prevent the achievement of its goals.

Further, while NEXT has obtained permits from the State of Oregon in order to progress the construction of its refinery, NEXT is still waiting on a 401 Water Quality Certification from the Oregon Department of Environmental Quality and a 404 Clean Water Act Permit from the US Army Corp. of Engineers. Approval of such permits, if ever granted, could be delayed for substantial amounts of time, which could significantly harm the development of NXTCLEAN’s business and prevent the achievement of its goals.

Additionally, NEXT’s conditional use permit relating to a portion of its railroad branchline on the Port Westward property was recently reversed and nullified by the Land Use Board of Appeals of the State of Oregon. Although the county’s separate decision to approve the construction of NEXT’s diesel facility was not challenged, NEXT and NXTCLEAN may either need to reconstruct the proposed rail facility or submit a new permit application in order to reobtain this permit.

Furthermore, there are various third-party certification organizations such as ASTM International, or ASTM, and Underwriters’ Laboratories, Inc. involved in standard-setting regarding the transportation, dispensing and use of liquid fuel in the US and abroad. These organizations may change their standards and additional requirements may be enacted or adopted that could prevent or delay approval of NXTCLEAN’s products. The process of seeking required approvals and the continuing need for compliance with applicable standards may require the expenditure of substantial resources, and there is no guarantee that NXTCLEAN will satisfy these standards in a timely manner, if ever.

NEXT has also entered into offtake agreements with certain major energy companies to purchase renewable fuel manufactured by NXTCLEAN. These fuels must meet various statutory and regulatory requirements before they may be used in transportation. In the case of diesel fuel for use in ground transportation, renewable diesel currently has the same ASTM number as petroleum diesel (ASTM 975) and can be blended up to 100% with traditional diesel fuel.

However, in the US, the use of specific jet fuels is regulated by the Federal Aviation Administration, or FAA. Rather than directly approving specific fuels, the FAA certifies individual aircraft for flight. This certification includes authorization for an aircraft to use the types of fuels specified in its flight manual. To be included in an aircraft’s flight manual, the fuel must meet standards set by ASTM. The current ASTM requirements do not permit the use of jet fuel derived from renewable fuel, and we will need to give ASTM sufficient data to justify creating a new standard applicable to our SAF. Failure to obtain regulatory approval in a timely manner, or at all, could have a significant negative effect on our operations. Additionally, any current or future offtake agreement with an airline will be subject to the FAA permitting our fuel to be used in its aircraft.

NXTCLEAN may be unable to successfully negotiate binding agreements related to its current non-binding renewable fuel supply and distribution agreements, which could harm NXTCLEAN’s commercial prospects

NEXT has entered a global term contract with BP Products North America pursuant to which BP Products North America will supply feedstock sufficient to produce 37,500 barrels of renewable diesel fuel per day and a right of first refusal to supply feedstock for the NEXT refinery in excess of that amount and for any of our future refineries. This feedstock supply contract has the following characteristics: The term of this contract will expire before NXTCLEAN commences operations of its proposed refinery. NEXT is engaged in negotiations with BP Products North America to extend the term of the agreement. NEXT cannot assure you that it will be able to negotiate an extension to the feedstock supply agreement or a new supply agreement or that, if an agreement is completed, the terms will be comparable to the terms of the present agreement or acceptable to NXTCLEAN. While NEXT believes that it will be successful in negotiating an acceptable feedstock supply agreement. NEXT is also negotiating off-take agreement with major purchasers of renewable fuel, include modifications of existing offtake agreement. There is a risk that NEXT’s current customers will not accept agree to NEXT’s revised terms or that the negotiations on the modifications will drag out for an extended period of time. NEXT’s potential customers are more experienced in negotiating offtake agreements than NEXT is, and NEXT or NXTCLEAN may fail to successfully negotiate these agreements in a timely manner or on favorable terms which, in turn, may force NXTCLEAN us to slow its production, delay its acquiring or construction of additional plants, dedicate additional resources to increasing its storage capacity and dedicate additional resources to sales in spot markets. Furthermore, should NXTCLEAN become more dependent on spot market sales, its profitability will become increasingly vulnerable to short-term fluctuations in the price and demand for petroleum-based fuels and competing substitutes. The failure of NEXT to enter into an extension of its feedstock supply agreement or a new agreement with BP Products North America or enter into amendments to existing offtake agreements or enter into new offtake agreement in a reasonable timeframe may impact NXTCLEAN’s ability to obtain financing for the construction of its refinery, which could impair NEXTs ability to continue in business.

NEXT’s renewable fuel may be less compatible with existing transportation infrastructure than NEXT believes, which may hinder its ability to market its renewable fuel product on a large scale.

NEXT developed its business model based on its belief that its renewable fuel is fully compatible with existing diesel and jet fuel distribution infrastructure. For example, NEXT believes that it will be able to pump its novel renewable fuel blends through pipes and blend it in their existing facilities without damaging our equipment. If NXTCLEAN’s renewable fuel proves unsuitable for such handling, it will be more expensive to use NXTCLEAN’s renewable fuel than NEXT anticipates, which could negatively affect NXTCLEAN’s business and harm its chances of realizing revenue off of its investment in the renewable diesel facility project and related negotiations.

Likewise, NEXT’s plans for marketing its renewable fuel are based upon its belief that the fuel will be compatible with the pipes, tanks and other infrastructure currently used for transporting, storing and distributing the petroleum-based fuels that NEXT’s fuel will be replacing. If its renewable fuel or products incorporating its renewable fuel cannot be transported with this equipment, NXTCLEAN will be forced to seek alternative transportation arrangements, which will make NXTCLEAN’s renewable fuel and products produced from our renewable fuel more expensive to transport and less appealing to potential customers. Reduced compatibility with either refinery or transportation infrastructure may slow or prevent market adoption of NXTCLEAN’s renewable fuel, which could substantially harm its performance.

Raising additional capital may cause dilution to ITAQ’s existing stockholders or restrict ITAQ’s and NXTCLEAN’s operations.

NXTCLEAN expects to seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and licensing arrangements. To the extent that NXTCLEAN raises additional capital through the sale or issuance of equity, including warrants or convertible debt securities, your ownership interest will be diluted, and the terms of any financing may include liquidation or other preferences that adversely affect your rights as a stockholder. If NXTCLEAN raises capital through debt financing, it may involve actions such as allocating our offtake at prices that may be below market or that may include covenants limiting or restricting its ability to take certain actions, or that include covenants limiting or restricting our ability to take certain actions such as incurring additional debt, making capital expenditures or declaring dividends. If NXTCLEAN raise additional funds through joint ventures or strategic partnerships, it may have to relinquish valuable market rights or percentages of revenue or profit, on terms that are not favorable to it. If NXTCLEAN is unable to raise additional funds when needed, it may be required to delay, limit, reduce or terminate our development and commercialization efforts.

NXTCLEAN’s quarterly operating results may fluctuate in the future, which could cause its stock price to decline.

NEXT is a development stage company, and its activities to date have been dedicated towards securing its development site, engineering and permitting, as well as preparing for the construction of its refinery. Until NXTCLEAN’s commences production, the amount of its loss will reflect the expenses incurred on an accrual basis during the quarter, which may vary significantly from quarter to quarter. Once NXTCLEAN commences production, its revenue and earnings may fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond NXTCLEAN’s control. Factors relating to its business that may contribute to these fluctuations are described elsewhere in this proxy statement/prospectus, including in these Risk Factors. NXTCLEAN’s stock price could decline as a result of quarterly declines in revenue, net income or other metric, even if the declines are anticipated. Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

For example, fluctuations in the price of feedstocks could affect our cost structure, thereby adversely affecting our operating results. NEXT’s and NXTCLEAN’s approach to the biofuels markets will be dependent on the price of various feedstocks that will be used to produce renewable fuel. A decrease in the availability of feedstocks or an increase in the price may have a material adverse effect on our financial condition and operating results. At certain levels, prices may make these products uneconomical to use and produce, as NXTCLEAN may be unable to pass the full amount of any feedstock cost increases on to its customers. The price and availability of feedstocks may be influenced by general economic, market and regulatory factors. These factors include weather conditions, farming decisions, government policies and subsidies with respect to agriculture and international trade, and global demand and supply. The significance and relative impact of these factors on the price of feedstocks is difficult to predict, especially without knowing what types of feedstock materials that NEXT may need to use.

Furthermore, petroleum prices and customer demand patterns that are out of NEXT’s and NXTCLEAN’s control may fluctuate, which could reduce demand for biofuels and, thereby, adversely affect NXTCLEAN’s operating results. NEXT and NXTCLEAN anticipate marketing its renewable biofuel as an alternative to petroleum-based fuels. Therefore, if the price of oil falls, any revenues that NEXT generates from biofuel products could decline, and NEXT may be unable to produce products that are a commercially viable alternative to petroleum-based fuels. Additionally, demand for liquid transportation fuels, including biofuels, may decrease due to economic conditions or otherwise. NEXT and NXTCLEAN will encounter similar risks in the chemicals industry, where declines in the price of oil may make petroleum-based hydrocarbons less expensive, which could reduce the competitiveness of our biobased alternatives.

NXTCLEAN anticipates marketing NEXT’s renewable biofuel as an alternative to petroleum-based fuels. Therefore, if the price of oil falls, any revenues that we generate from biofuel products could decline, and we may be unable to produce products that are a commercially viable alternative to petroleum-based fuels. Additionally, demand for liquid transportation fuels, including biofuels, may decrease due to economic conditions or otherwise. NEXT and NXTCLEAN will encounter similar risks in the chemicals industry, where declines in the price of oil may make petroleum-based hydrocarbons less expensive, which could reduce the competitiveness of NEXT’s biobased alternatives.

Reductions or changes to existing regulations and policies may present technical, regulatory and economic barriers, all of which may significantly reduce demand for biofuels or NEXT’s ability to supply renewable fuel.

The market for biofuels is heavily influenced by foreign, federal, state and local government regulations and policies concerning the petroleum industry. In the US and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. Any reduction in mandated requirements for fuel alternatives and additives may cause demand for biofuels to decline and deter investment in the production facilities for biofuels. Market uncertainty regarding future policies may also affect NEXT’s ability to develop new biofuels products. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on NEXT’s and NXTCLEAN’s biofuels business, financial condition and results of operations.

If NXTCLEAN engages in any acquisitions, it will incur a variety of costs and may potentially face numerous risks that could adversely affect our business and operations.

If appropriate opportunities become available, NXTCLEAN may expect to acquire businesses, assets, technologies or products to enhance its business in the future. In connection with any future acquisitions, NXTCLEAN could:

•        issue additional equity securities which would dilute the current stockholders;

•        incur substantial debt to fund the acquisitions; or

•        assume significant liabilities.

Acquisitions involve numerous risks, including problems integrating the purchased operations, technologies or products, unanticipated costs and other liabilities, diversion of management’s attention from NXTCLEAN’s core business, adverse effects on existing business relationships with current and/or prospective partners, customers and/or suppliers, risks associated with entering markets in which it has no or limited prior experience and potential loss of key employees, and does not have experience in managing the integration process. Therefore, NXTCLEAN may not be able to successfully integrate any businesses, assets, products, technologies or personnel that it might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. The integration process could divert management time from focusing on operating NXTCLEAN’s business, result in a decline in employee morale and cause retention issues to arise from changes in compensation, reporting relationships, future prospects or the direction of the business. Acquisitions may also require NXTCLEAN to record goodwill, non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets and incur large and immediate write-offs and restructuring and other related expenses, all of which could harm NXTCLEAN’s operating results and financial condition. In addition, NXTCLEAN may acquire companies that have insufficient internal financial controls, which could impair its ability to integrate the acquired company and adversely impact its financial reporting. If NXTCLEAN fails in its integration efforts with respect to any of its acquisitions and is unable to efficiently operate as a combined organization, its business, financial condition and results of operations may be materially adversely affected.

NEXT may face substantial competition, which could adversely affect its and NXTCLEAN’s performance and growth.

NEXT may face substantial competition in the markets for renewable fuel. NEXT competitors include companies in the incumbent petroleum-based industry as well as those in the biofuel industry. The incumbent petroleum-based industry benefits from a large established infrastructure, production capability and business relationships. The incumbents’ greater resources and financial strength provide significant competitive advantages that we may not be able to overcome in a timely manner.

The biofuel industry is characterized by rapid technological change. NEXT’s future success will depend on its ability to maintain a competitive position with respect to technological advances. Technological development by others may impact the competitiveness of its products in the marketplace. Competitors and potential competitors who have greater resources and experience than NEXT does may develop products and technologies that make NEXT’s technologies and products obsolete or may use their greater resources to gain market share at NEXT’s expense.

Large scale competitors in these areas include Valero, Inc., which is engaged with Darling Ingredients, Inc. in the large scale production of renewable fuel in Louisiana and Texas; Neste, Inc. which produces large quantities of renewable fuel both domestically and internationally and will soon begin producing additional volumes of biofuel domestically through a joint venture with Marathon, Inc.; Chevron, Inc. through its recent acquisition of Renewable Energy Group; World Energy, Inc. both through its existing southern California operation as well as the expansion of its original facility and expansion to additional locations, as well as numerous other potential production locations.

We also face challenges in marketing our renewable fuel. Though we intend to enhance our competitiveness through partnerships and joint development agreements, some competitors may gain an advantage by securing more valuable partnerships for developing their hydrocarbon products than we are able to obtain. Such partners could include major petrochemical, refiner or end-user companies. Additionally, petrochemical companies may develop alternative pathways for hydrocarbon production that may be less expensive, and may utilize more readily available infrastructure than that used to convert our renewable fuel into hydrocarbon products.

We plan to enter into joint ventures through which we will sell significant volumes of our renewable fuel to partners who will convert it into useful hydrocarbons or use it as a fuel or fuel blend stock. However, if any of these partners instead negotiate supply agreements with other buyers for the renewable fuel they purchase from us, or sell it into the open market, they may become competitors of ours in the field of renewable fuel sales. This could significantly reduce our profitability and hinder our ability to negotiate future supply agreements for our renewable fuel, which could have an adverse effect on our performance.

Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive than other products on the market. Many of our competitors have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, certain of our competitors may also benefit from local government subsidies and other incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation. Furthermore, to secure purchase agreements from certain customers, we may be required to enter into exclusive supply contracts, which could limit our ability to further expand our sales to new customers. Likewise, major potential customers may be locked into long-term, exclusive agreements with our competitors, which could inhibit our ability to compete for their business.

In addition, various governments have recently announced a number of spending programs focused on the development of clean technologies, including alternatives to petroleum-based fuels and the reduction of carbon emissions. Such spending programs could lead to increased funding for our competitors or a rapid increase in the number of competitors within those markets.

NXTCLEAN’s resources, which are limited compared with many of our competitors, may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and market share, adversely affect our results of operations and financial position and prevent us from obtaining or maintaining profitability.

Furthermore, if we and NXTCLEAN are unsuccessful in defending against claims by competitors or others that we or NXTCLEAN are infringing upon their intellectual property rights, that could adversely affect our ability to compete with our competitors. The various biofuel markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including the renewable energy industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement that may be asserted by our competitors against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively.

Our potential future involvement in litigation, interferences, opposition proceedings or other intellectual property proceedings inside and outside of the US may divert management time from focusing on business operations, could cause us to spend significant amounts of money and may have no guarantee of success. Any current and potential intellectual property litigation also could force us to do one or more of the following:

•        stop selling, incorporating, manufacturing or using our products that use the subject intellectual property;

•        obtain from a third party asserting its intellectual property rights, a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•        redesign those products or processes, such as our process for producing renewable fuel, that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be technically infeasible; or

•        pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights. We are aware of a significant number of patents and patent applications relating to aspects of our technologies filed by, and issued to, third parties. We cannot assure you that we will ultimately prevail if any of this third-party intellectual property is asserted against us.

If we lose key personnel, including key management personnel, or are unable to attract and retain additional personnel, it could delay the development of our facilities to produce renewable fuel.

Our business is complex and we intend to target a variety of markets. Therefore, it is critical that our management team and employee workforce are knowledgeable in the areas in which we operate. The loss of any key members of our management, including our present executive officers, or the failure to attract or retain other key employees who possess the requisite expertise for the conduct of our business, could prevent us from developing and commercializing our products for our target markets and entering into partnerships or licensing arrangements to execute our business strategy. Further, as of the date of this proxy statement/prospectus NEXT’s chief executive officer is also serving as acting chief financial officer. The hiring of an experience chief financial officer is crucial both for our operations and for our ability to develop and implement disclosure controls and controls over financial reporting, but we anticipate that NXTCLEAN will need to satisfy potential financing sources that that it has a capable chief financial officer. In addition, the loss of any key staff, or the failure to attract or retain other key employees, could prevent us from developing and commercializing our products for our target markets to execute our business strategy. We may not be able to attract or retain qualified executive officers, including a chief financial officer, and other key employees in the future due to the intense competition for qualified personnel, particularly in the advanced biofuels area, or due to the limited availability of personnel with the qualifications or experience necessary for our advanced biofuels business. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to meet the demands of our customers in a timely fashion and we may not be able to negotiate financing for our project or agreements with potential suppliers and customers. Competition for experienced personnel may limit our ability to attract and hire such individuals on acceptable terms.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

We rely in part on trade secret protection to protect our confidential and proprietary information and processes. However, trade secrets are difficult to protect. We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that know-how and inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nevertheless, these agreements may not be enforceable, our proprietary information may be disclosed, third parties could reverse engineer our biocatalysts and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Business interruptions could delay us in the process of developing our products and could disrupt our sales.

We are vulnerable to natural disasters such as floods, earthquakes, volcanic eruptions, forest fires as well as other events that could disrupt our operations, such as riot, civil disturbances, war, terrorist acts, and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages we incur could have a material adverse effect on our cash flows and success as an overall business. Furthermore, our customers and suppliers may terminate our agreements if a force majeure event interrupts our operations for a specified period of time.

Ethical, legal and social concerns about feedstocks grown on land that could be used for food production, could limit or prevent the use of our products, processes and technologies and limit our revenues.

Our feedstocks may be grown on land that could be used for food production, which subjects our feedstock sources to various ethical, legal, and social “food versus fuel” concerns. If we are not able to overcome the ethical, legal and social concerns relating to this, our products and processes may not be accepted. Any of the risks discussed below could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of products and processes dependent on our technologies or inventions. Furthermore, our ability to develop and commercialize one or more of our technologies, products, or processes could be limited by public attitudes and ethical concerns surrounding production of feedstocks on land which could be used to grow food, which could influence public acceptance of our technologies, products and processes and governmental reaction to negative publicity concerning feedstocks produced on land which could be used to grow food, which could result in greater government regulation of feedstock sources.

The subjects of food versus fuel criticism have received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of products or feedstocks grown on land suitable for food production.

Compliance with stringent laws and regulations may be time consuming and costly, which could adversely affect the commercialization of our biofuels products.

Any biofuels that we produce will need to meet a significant number of regulations and standards, including regulations imposed by the US Department of Transportation, the EPA, the FAA, various state agencies and others. Any failure to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay the commercialization of any biofuels developed using our technologies and subject us to fines and other penalties.

NXTCLEAN will use hazardous materials in its business and it must comply with environmental laws and regulations. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.

The production of renewable NXTCLEAN fuel at our refinery involves the use of hazardous materials, including chemical and biological materials. NXTCLEAN’s operations will also produce waste water, which it must properly dispose of, as well as residue from the pretreatment of feedstock that it must dispose of through licensed waste disposal facilities. NXTCLEAN cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of, and human exposure to, these materials. NXTCLEAN may be sued for any injury or contamination that results from its use or the use by third parties of these materials, and its liability may exceed its total assets. Although NEXT believes that NXTCLEAN’s activities will conform in all material respects with environmental laws, there can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present, or future laws could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and our liability may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business.

As renewable fuel has only recently started being used as a commercial fuel in significant amounts, its use subjects NXTCLEAN to product liability risks, and NXTCLEAN may have difficulties obtaining product liability insurance.

Renewable fuel has not been used as a commercial fuel for an extended period of time, and research regarding its impact on engines and distribution infrastructure is ongoing. There is a risk that such fuel may damage engines or otherwise fail to perform as expected. If renewable fuel degrades the performance or reduces the lifecycle of engines, or causes them to fail to meet emissions standards, market acceptance could be slowed or stopped, and we could be subject to product liability claims. Furthermore, due to renewable fuel’s lack of commercial history as a fuel, NEXT is uncertain as to whether NXTCLEAN will be able to acquire product liability insurance on reasonable terms, or at all. A significant product liability lawsuit could substantially impair its production efforts and could have a material adverse effect on its business, reputation, financial condition and results of operations.

We may not be able to use some or all of our net operating loss carry-forwards to offset future income.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitation on its ability to utilize its pre-change net operating loss carry-forwards, or net operating losses, to offset future taxable income. The issuance of shares in connection may itself trigger an ownership change; hence our ability to utilize our net operating losses to offset income if we attain profitability may be limited. In addition, these loss carry-forwards expire at various times through 2030. We believe that it is more likely than not that these carry-forwards will not result in any material future tax savings.

NEXT does not maintain adequate internal controls over financial reporting as is required for a public company, and the failure of NXTCLEAN to develop and implement effective disclosure controls and controls over financial reporting may materially harm NXTCLEAN.

NEXT, as a privately owned company, is not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and, therefore, NEXT is not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose, and it has not established internal controls over financial reporting as is required of a public company. NXTCLEAN may be unable to establish effective internal controls. Upon becoming a public company as a result of the Merger, NXTCLEAN will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in its quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. The failure to establish internal controls would leave NXTCLEAN without the ability to properly recognize revenues and account for important transactions accurately, and to reliably assimilate and compile its financial information and significantly impair its ability to prevent error and detect fraud. Any inability to provide reliable financial reports or prevent fraud could harm NXTCLEAN’s business and the price of its common stock. Any system of internal controls, however well designed and operated, is based in part on assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met, and may not prevent fraud.

If NXTCLEAN fails to remediate any identified material weaknesses, determines that its internal controls over financial reporting are not effective, discovers areas that need improvement in the future or discover new material weaknesses, its business and results of operations may be adversely impacted, and the trading price of NXTCLEAN’s shares may decline. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

If NXTCLEN cannot conclude that it has effective internal control over its financial reporting, investors could lose confidence in the reliability of its financial statements, which could lead to a decline in our shares’ price. Failure to comply with reporting requirements could also subject NXTCLEAN to sanctions and/or investigations by the SEC, the stock exchange or other regulatory authorities. If NXTCLEAN fails to remedy any deficiencies or maintain the adequacy of its internal controls, it could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our operating results or financial condition.

Since Christopher Efird, NEXT’s Chief Executive Officer, also holds the position of Acting Chief Financial Officer, and because NEXT does not employ any accounting personnel, duties may not be sufficiently separated as required to ensure NXTCLEAN’s effective controls over financial reporting, NXTCLEAN may not be able to establish adequate internal controls over financial reporting for this and other reasons. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of NXTCLEAN’s control systems to prevent error or fraud could materially adversely impact it. Implementing any appropriate changes to NEXT’s internal controls may require specific compliance training of NXTCLEAN’s directors and employees, entail substantial costs in order to modify NEXT’s existing accounting systems, take a significant period of time to complete, and divert management’s attention from other business concerns. These changes may not, however, be effective in developing or maintaining internal control. If NXTCLEAN is unable to conclude that it has effective internal controls over financial reporting, investors may lose confidence in its operating results, which could cause the price of NXTCLEAN’s common stock to decline. In such a case, NXTCLEAN could also, be subject to litigation or regulatory enforcement actions, which would have further adverse effects on its business and results of operations.

In addition, if NXTCLEAN is unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may not be able to satisfy the continued listing standards of Nasdaq, and its common stock may not remain listed on Nasdaq following the Merger and Business Combination. NXTCLEAN’s failure to satisfy Nasdaq requirements, whether due to inadequate internal controls or for any other reason, could negatively affect investors’ perception of the value of NXTCLEAN’s securities, which could cause the price of its common stock to decline.

We may be unable to effectively manage our growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.

Continued growth and expansion may increase the challenges we face in recruiting, training and retaining sufficiently skilled professionals and management personnel, maintaining effective oversight of personnel and technology, developing financial and management controls, coordinating effectively across geographies and business units, and preserving its culture and values. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our business strategy, our ability to attract and retain professionals, as well as its business, financial condition and results of operations.

In addition, as we increase the size and complexity of projects that we undertake with customers, introduce new products or enter into new markets, NEXT may face new market, technological, operational, compliance and administrative risks and challenges, including risks and challenges unfamiliar to us. We may not be able to mitigate these risks and challenges to achieve its anticipated growth or successfully execute large and complex projects, which could materially adversely affect our business, prospects, financial condition and results of operations.

Our management team may use our available capital in ways with which investors may not agree or in ways that do not enhance shareholder value.

After the Business Combination, NEXT or NXTCLEAN may use its sources of available capital (including cash and borrowings under its credit facilities) to acquire other complementary businesses, products, services or technologies. NEXT’s and NXTCLEAN’s management have considerable discretion in the deployment of available capital, and investors will not have the opportunity to assess whether such capital is being used in a manner that would enhance the value of NXTCLEAN’s common stock. NEXT and NXTCLEAN may use available capital for corporate purposes or investments that do not enhance shareholder value or generate losses.

The sustained outbreak of the COVID-19 pandemic has disrupted our business and operations and may continue to have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity and our ability to service its indebtedness.

The COVID-19 pandemic has had an unprecedented impact on the world, our industry and operations. Governmental authorities around the world, including those governing the jurisdictions in which we operate, have implemented numerous and varying orders, policies and initiatives to try to reduce the transmission of COVID-19, such as travel bans and restrictions, quarantines, shelter in place orders and business shutdowns. The difficult macroeconomic environment, which has included increased and prolonged unemployment and a decline in consumer confidence, as a result of the COVID-19 pandemic, and any resulting recession or prolonged declines in economic growth, as well as changes in consumer behavior in response to the COVID-19 pandemic, has had, and may continue to have, a negative impact on our business, financial condition, results of operations, cash flows and liquidity and our ability to service its indebtedness, and any such impact will be determined by the severity and duration of the continuing pandemic.

The ongoing impact of the COVID-19 outbreak is highly uncertain and cannot be predicted. The extent of the impact will depend on future developments, including actions taken to contain COVID-19. A sustained or prolonged COVID-19 pandemic or a resurgence, as a result of a new variant or otherwise, could exacerbate the impacts described above and affect our business, financial condition, results of operations, cash flows or liquidity or our ability to service its indebtedness. To the extent the COVID-19 pandemic adversely affects our business, financial condition, results of operations, cash flows or liquidity or our ability to service its indebtedness, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section of this proxy statement, and may reduce the value of NXTCLEAN’s common stock.

We may be subject to litigation or other proceedings which, if determined unfavorably to us, could have a material adverse effect on our business, results of operations or financial condition.

We may be subject to various litigations, regulatory actions and other proceedings that arise in the ordinary course of business. We cannot predict the outcome of these matters with certainty, and an adverse outcome in connection with one or more of these matters could have a material adverse effect on our business, results of operations or financial condition in any given quarter or annual period. In addition, regardless of monetary costs, these matters could have a material adverse effect on NEXT’s reputation, cause harm to its customer or employee relationships, or divert personnel and management resources.

While NEXT currently has insurance coverage for some of these potential liabilities, other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of any insurance claim, or insurance payouts may not be enough to cover the damages awarded. In addition, some types of damages may not be covered by insurance, and insurance coverage for all or some forms of liability may become unavailable or prohibitively expensive in the future.

Risks Related to Investing in ITAQ and Ownership of ITAQ Securities

If the Merger is completed, NXTCLEAN does not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your Common Stock or Warrants for a price greater than the price you paid for the Common Stock or Warrant, which may not be possible.

Prior to the completion of any business combination, ITAQ does not plan to pay any dividends. The payment of dividends will be dependent upon the operations of any business combination ITAQ may complete. If the Merger is completed, NXTCLEAN intends to retain all available funds for use in the permitting and construction of its proposed refinery. Considering that NEXT does not anticipate generating any revenues prior to 2026, it will not be in a position to pay dividends prior to that time. In addition, any financing agreement that NXTCLEAN may enter into may include restrictions on payment of dividends until the loans are repaid in full. ITAQ cannot predict whether or when NXTCLEAN will pay dividends. Consequently, you may be unable to realize a gain on your investment except by selling such shares after price appreciation, which may never occur.

Risks Related to Being a Public Company

The requirements of being a public company may strain NXTCLEAN’s resources, divert management’s attention and affect its ability to attract and retain senior management and qualified board members.

As a public company, ITAQ is and NXTCLEAN will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which our shares will be traded (i.e., Nasdaq) and other applicable securities rules and regulations. Compliance with these rules and regulations will increase NXTCLEAN’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on its systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, NXTCLEAN’s and NEXT’s management’s attention may be diverted from other business concerns, which could harm NEXT’s business and results of operations, thereby adversely affecting NXTCLEAN’s stock price. We also may need to hire more employees in the future or engage outside consultants, which will increase NEXT’s costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. NEXT’s failure to comply with these laws, regulations and standards could materially and adversely affect its business and results of operations, which could reduce the value of NXTCLEAN’s common stock following the Merger and Business Combination.

However, for as long as NXTCLEAN remains an “emerging growth company” as defined in the JOBS Act, it will take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. NXTCLEAN will take advantage of these reporting exemptions until it is no longer an “emerging growth company” under the JOBS Act. NXTCLEAN will cease to be an “emerging growth company” upon the earliest of (i) the first fiscal year following the fifth anniversary of the ITAQ initial public offering, (ii) the first fiscal year after our annual gross revenues are $1.3245 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our shares held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

NEXT and ITAQ also expect that NXTCLEAN’s status as a public company subject to these new rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and NXTCLEAN and NEXT may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for NXTCLEAN to attract and retain qualified members of our board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement and in filings required of a public company, NEXT’s business and financial condition will become more visible. NEXT and ITAQ believe that this may result in more litigation against NEXT and, potentially, NXTCLEAN, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially and adversely affected, even if the claims do not result in litigation or are resolved in NXTCLEAN’s favor. These claims, and the time and resources necessary to resolve them, could divert the resources and attention of our management and may materially and adversely affect NXTCLEAN’s business and results of operations.

Following the closing, NXTCLEAN will continue to incur costs as a result of operating as a public company, which costs may increase following the Merger.

Upon the completion of the Merger, NXTCLEAN will be subject to significant reporting requirements, and it will incur significant legal, accounting and other expenses that NEXT did not incur as a private company and that ITAQ did not incur since ITAQ was not engaged in any business operations, and these expenses may increase after NXTCLEAN is no longer an emerging growth company. As a public company, NXTCLEAN will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Management and other personnel will need to devote a substantial amount of time to these compliance initiatives. NXTCLEAN expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. NXTCLEAN expects it will be more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Neither ITAQ nor NEXT can predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for NXTCLEAN to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for NXTCLEAN’s securities may not develop or be sustained, which would adversely affect the liquidity and price of its securities.

Following the Merger and Business Combination, the price of NXTCLEAN’s securities may fluctuate significantly due to the market’s reaction to the Merger and Business Combination, NEXT’s business, and general market and economic conditions. An active trading market for NXTCLEAN’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of NXTCLEAN’s securities can vary due to general economic conditions and forecasts, NEXT’s general business condition and the release of NEXT’s financial reports. Additionally, if NXTCLEAN’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), or if NXTCLEAN’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of NXTCLEAN’s securities may be more limited than if NXTCLEAN was quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market for NXTCLEAN’s securities can be established or sustained following the Business Combination, which will depend largely on the financial success and profitability of NEXT, which cannot be assured.

Risks Related to the Business Combination

The ability of ITAQ stockholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow ITAQ to complete the Merger or optimize its capital structure.

If a larger number of ITAQ Public Shares are submitted for redemption than ITAQ currently expects and such redemptions or other conditions are determined to result in a failure to satisfy the net tangible asset requirement set forth in the ITAQ Charter, ITAQ may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Third-party financing may not be available to ITAQ. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until ITAQ liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or if ITAQ seeks an extension of the date by which it much complete its initial business combination in a manner which give you the right to have your Public Shares redeemed. If you are in need of immediate liquidity, you could attempt to sell your stock in the open market; however, at such time, ITAQ’s stock may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with ITAQ’s redemption until ITAQ liquidates, consummates an alternative initial business combination, effectuates an extension or takes certain other actions set forth in the Current Charter or you are able to sell your stock in the open market.

The Merger remains subject to conditions that ITAQ may not be able to control, and if such conditions are not satisfied or waived, the Merger may not be consummated.

The Merger is subject to a number of conditions, including, among other things and as more fully described in the Merger Agreement, the condition that (i) upon the Closing, after giving effect to the Redemption, and the PIPE Investment, ITAQ shall have $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-5(g)(1) of the Exchange Act) (ii) having the Minimum Funding Amount (as defined below), (iii) the absence of legal prohibition against consummation of the Merger, (iv) continued effectiveness of the registration statement of which this proxy statement/prospectus is a part, (v) the truth and accuracy of ITAQ’s and NEXT’s representations and warranties made in the Business Combination Agreement in all material respects, and (vi) no prior termination of the Merger Agreement. There are no assurances that all conditions to the Merger and Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected.

Furthermore, if the PIPE Investments are not consummated and NEXT does not waive the Minimum Funding Requirement, the Merger Agreement may be terminated. As a condition to Closing, the Business Combination Agreement provides that the total of the proceeds from the PIPE Investment, plus the amount remaining in the Trust Account after Redemptions, net of Expenses, shall not be less than $50,000,000 (such condition, the “Minimum Funding Requirement,” and such amount, the “Minimum Funding Amount”). As of [      ], 2023, no subscription agreement has been signed by any PIPE Investor, and ITAQ can give no assurance that it will be able to enter into PIPE Subscription agreement on reasonable terms, or on any terms. The failure of ITAQ to raise funds through the proposed PIPE Offering may result in the termination of the Merger Agreement and the failure to consummate the Merger and Business Combination, which could cause ITAQ’s Common Stock to decline in value unless it is able to proceed with an alternative business combination.

ITAQ may issue additional ITAQ Common Stock or other securities following the Merger and Business Combination without shareholder approval, which would dilute existing ownership interests and may depress the market price of ITAQ Common Stock, and NXTCLEAN may do the same, which would dilute existing ownership interests and may depress the market price of NXTCLEAN’s Common Stock.

ITAQ and NXTCLEAN may issue additional ITAQ Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, the PIPE Investment and the issuance of shares under the Incentive Plan and future equity incentive plans, without shareholder approval, in a number of circumstances. ITAQ’s issuance of additional ITAQ Common Stock or other equity securities of equal or senior rank would have the following effects:

•        ITAQ’s existing stockholders’ proportionate ownership interest in ITAQ may decrease;

•        NXTCLEAN’s stockholders’ proportionate ownership interest in NXTCLEAN may decrease following the Merger and Business Combination;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding ITAQ Common Stock may be diminished; and

•        the market price of ITAQ Common Stock may decline.

Any such issuance may be dilutive to the stockholders of ITAQ or may cause the stock price to decrease.

Because ITAQ’s officers and directors and their affiliates will own or control approximately 21.37% of the ITAQ Class A Common Stock upon completion of the Merger on a No-Redemption Scenario, they may be able to control any action requiring the approval of the NXTCLEAN’s Stockholders.

The individuals who will be ITAQ’s officers and directors and their affiliates following the Merger will own or control the voting rights with respect to approximately 47% of ITAQ’s Common Stock assuming a No Redemption Scenario, and will hold a larger percentage of ITAQ’s Common Stock if there are any redemptions. For this reason, the Post-Closing ITAQ Board and ITAQ’s management may be able to control any action for which shareholder approval is required or sought by NEXT or NXTCLEAN after the Merger and Business Combination. Assuming the approval and adoption of the Director Election Proposal, the directors of ITAQ following the Merger and Business Combination will [R. Greg Smith], who is a member of the Sponsor, which will own [ ] shares of ITAQ Class A Common Stock, and [, who will own 300,000 shares of ITAQ Common Stock pursuant to its PIPE Investment.]

Because ITAQ will have a classified board of directors following the Effective Time, it may be more difficult for a third party to obtain control of ITAQ and NEXT.

The Restated ITAQ Charter provides for a classified board with three classes of directors that serve three-year terms. As a result, ITAQ’s Stockholders will vote for only one-third of the Post-Closing ITAQ Board each year. A classified board of directors may make it more difficult for a third party of gain control of NXTCLEAN, which may affect the ability of ITAQ’s Stockholders to receive any potential benefit that could be available from a third party seeking to obtain control over NXTCLEAN and NEXT following the Merger and Business Combination.

The Sponsor has agreed to vote its shares in favor of the Merger and Business Combination, regardless of how ITAQ’s Public Stockholders vote.

The Sponsor agreed to vote all its shares of ITAQ Common Stock in favor of the Merger. Currently, the Sponsor owns approximately 20.0% of the outstanding shares of ITAQ Common Stock. The Sponsor agreed to vote its shares in favor of the Business Combination Proposal, the ITAQ Charter Proposal, the Advisory Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal, and the Adjournment Proposal. In addition to the shares of ITAQ Common Stock held by the Sponsor, ITAQ would need the votes of the holders of an additional 6,468,751 shares of ITAQ Common Stock, or approximately 37.5%, of the 17,250,000 shares of ITAQ Common Stock held by other ITAQ Stockholders as of the Record Date, all of which are Public Shares sold in the IPO, to be voted in favor of the Business Combination Proposal and the other Condition Precedent Proposals to consummate the Merger and Business Combination.

Although ITAQ has an April 14, 2023 deadline to complete its initial business combination and may have the right to a three month extension, it may seek stockholder approval either for a longer extension or for an extension at the end of the initial three month extension, which would give the holders of ITAQ Public Shares the right to demand that their ITAWQ Public Shares be redeemed.

Pursuant to the Existing ITAQ Charter, ITAQ has the right to a three-month extension, to July 14, 2023, without stockholder approval, upon payment by the Sponsor to the trust of $1,725,000. ITAQ may request a period longer than three months, either currently or, if ITAQ exercises it right for a three-month extension, upon the expiration of that extension. Any such extension would require stockholder approval by ITAQ’s stockholders and the holders of the ITAQ Public Shares would have the right to have their ITAQ Public Shares redeemed, the redemption payment being based on the funds in the Trust Account, after payment to ITAQ for taxes. ITAQ cannot predict the extent of the redemption requires, and such requests could significantly deplete the Trust Account so that ITAQ might not have funds to meet the closing conditions of the Merger. It may also be necessary for the ITAQ to enter into back stop agreements with buyers who would purchase shares that would otherwise be redeemed. We cannot assure you that ITAQ or the Sponsor will enter into backstop agreements or that such a large number of holders of

ITAQ Public Shares will seek redemption that ITAQ would not have sufficient funds to close the merger or meet NXTCLEAN’s immediate funding requirements, which could have a significant adverse effect upon the market for and the stock price of ITAQ’s Class A Common Stock or, post-closing, the market for the NXTCLEAN common stock.

Subsequent to the completion of the Merger and Business Combination, ITAQ and NEXT may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on their financial condition, results of operations and the price of ITAQ’s Common Stock, which could cause you to lose some or all of your investment.

Although ITAQ has conducted extensive due diligence on NEXT, ITAQ cannot assure you that it will discover through its due diligence all material issues that may be present in NEXT’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of NEXT’s business and outside of its control will not later arise. As a result of these factors, following the Merger and Business Combination, ITAQ or NEXT may be forced to take write-downs or write-off assets, restructure its operations, or incur impairment or other charges that could result in its reporting losses. Even if ITAQ’s due diligence successfully identified certain risks, unexpected risks may, and are likely to, arise, and previously known risks may materialize in a manner not consistent with ITAQ’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on NEXT’s or ITAQ’s liquidity, the reporting of such charges could contribute to negative market perceptions of ITAQ and its securities, and may worsen public perception of NEXT’s business. In addition, charges of this nature may cause ITAQ to violate net worth or other covenants to which ITAQ may be subject as a result of ITAQ obtaining post-combination debt financing. Accordingly, any stockholders who choose to remain shareholders of ITAQ following the Merger and Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

The ITAQ securities to be received by ITAQ’s securityholders as a result of the Merger will have different rights from the presently outstanding ITAQ securities.

Although ITAQ’s current securityholders will remain securityholders of ITAQ following the Merger and Business Combination (except to the extent that shares of ITAQ Common Stock are redeemed in the Redemption), ITAQ will be governed by the Restated ITAQ Charter following the Closing. There will be important differences between your current rights as an ITAQ securityholder and your rights as an ITAQ securityholder following the Closing. See “Proposal No. 2 — The ITAQ Charter Proposal — Comparison of Stockholder Rights” for a discussion of the different rights associated with the ITAQ securities.

Even if ITAQ consummates the Merger, there is no guarantee that the ITAQ Warrants will ever be “in the money,” and they may expire worthless.

There is no guarantee that the ITAQ Warrants, following the Merger, will ever be “in the money” prior to their expiration, in which event the warrants would expire worthless. The public warrants expire five years from the closing date. NXTCLEAN will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a Public Warrant, unless Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless, in which case the purchaser of a unit containing such warrants shall have paid the full purchase price for the unit solely for the shares of Class A Common Stock underlying such Unit. In no event will ITAQ be required to net cash settle any warrant. NXTCLEAN will have the right to redeem the Public Warrants at $0.01 per warrant if the price of the Class A Common Stock equals or exceeds $18.00 on each of 20 trading days within a 30-trading day period. If NXTCLEAN calls the Public Warrants for redemption, it could require the holders to exercise the Public Warrant on a cashless exercise basis.

The ITAQ Private Placement Warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of NXTCLEAN stock following the Merger and Business Combination.

The ITAQ Private Placement Warrants issued concurrently with the consummation of ITAQ’s IPO are treated as liabilities to the extent they are not indexed to ITAQ’s shares. As a result, the 8,037,500 ITAQ Private Placement Warrants held by the Sponsor are treated as liabilities. E. Scott Crist, one of the ITAQ Directors, is the managing member of the Sponsor, which will continue to hold its ITAQ Private Placement Warrants following the Merger and Business Combination.

The Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, as long as the ITAQ Private Placement Warrants are outstanding, ITAQ’s and NXTCLEAN’s financial statements and results of operations may fluctuate quarterly based on factors which are outside of its control. Due to the recurring fair value measurement, ITAQ and NXTCLEAN will likely recognize non-cash gains or losses on the ITAQ Private Placement Warrants each reporting period based on the change in the derivative liability, and the amount of such gains or losses could be material. Further, the gain or loss on the derivative liability, which will not be related to NXTCLEAN’s or NEXT’s operations, could result in NXTCLEAN reporting a loss in a period in which its or NEXT’s operations are profitable.

ITAQ’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to ITAQ’s Public Stockholders if the Merger and Business Combination, or an alternative business combination, is not consummated.

If proceeds in the Trust Account are reduced below $10.00 per public share and the Sponsor asserts that it is unable to satisfy its indemnification obligations, or asserts that it has no indemnification obligations related to a particular claim, ITAQ’s independent directors (all of whom have an interest in the Sponsor) will need to determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While ITAQ currently expects that its independent directors would take legal action on ITAQ’s behalf against the Sponsor to enforce the Sponsor’s indemnification obligations, it is possible that ITAQ’s independent directors, in the reasonable, good faith exercise of their business judgment, may choose not to do so in any particular instance. If ITAQ’s independent directors choose not to enforce these indemnification obligations against the Sponsor, the amount of funds in the Trust Account available for distribution to ITAQ’s Public Stockholders may be reduced below $10.00 per share. As a result, you may receive less cash per share in the Redemption than you initially paid for your ITAQ Common Stock.

The Sponsor, management of ITAQ or NEXT, and other stockholders of ITAQ or NEXT may take action to increase the likelihood that the Business Combination Proposal or any other Condition Precedent Proposal will be approved, such as waiving closing conditions, which could have a depressive effect on the price of ITAQ Common Stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ITAQ or its securities, the Sponsor, ITAQ’s officers and directors, NEXT, the NEXT officers and directors and/or their respective affiliates, ITAQ Stockholders, or NEXT Stockholders may purchase ITAQ Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or any other Condition Precedent Proposals, or they may execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ITAQ Common Stock or vote their shares of ITAQ Common Stock in favor of the Business Combination Proposal or other Condition Precedent Proposals.

The purpose of such purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal or Condition Precedent Proposals and ensure that, among other things, the Minimum Funding Amount            condition is satisfied, in order to cause the consummation of the Merger and Business Combination where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Sponsor for nominal value. The entry by these holders into any such arrangements may have a depressive effect on the price of the ITAQ Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares of ITAQ Common Stock at a price lower than market and may therefore be more likely to sell the ITAQ Common Stock that the holder owns, either prior to or immediately after the Special Meeting.

In addition, if such purchases are made, the public “float” of the NXTCLEAN Common Stock following the Merger and the number of beneficial holders of ITAQ securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of NXTCLEAN securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for the NXTCLEAN Common Stock. Any of the aforementioned actions may have a depressive effect on the price of the NXTCLEAN Common Stock and could cause the Merger to close when certain conditions precedent would not have otherwise been satisfied.

Additionally, in the period leading up to the closing of the Merger and Business Combination, events may occur that, pursuant to the Merger Agreement, would require ITAQ to agree to amend the Merger Agreement, to consent to certain actions taken by NEXT, or to waive rights that ITAQ is entitled to under the Merger Agreement. Such events could arise because of changes in the course of ITAQ’s or NEXT’s business, a request by NEXT that ITAQ undertake actions that would otherwise be prohibited by the terms of the Merger Agreement, or the occurrence of other events that would have an adverse effect on NEXT’s business (some of which may give rise to ITAQ’s ability to terminate the Business Combination Agreement). In any of those circumstances, it would be at ITAQ’s discretion, acting through the ITAQ Board, to grant its consent or waive those rights. Recall that E.Scott Crist, one of ITAQ’s directors, is the managing member of the Sponsor, and ITAQ’s other directors all have equity interests in the Sponsor, which agreed to vote all of its shares in favor of the Merger. The existence of the financial and personal interests of the ITAQ Directors may result in a conflict of interest on the part of one or more of the ITAQ Directors between what they may believe is best for ITAQ and what they may believe is best for themselves in determining whether or not to take the requested action.

While certain changes could be made without further stockholder approval, under certain circumstances, ITAQ would need to circulate a new or amended proxy statement/prospectus and resolicit its stockholders if material changes to the terms of the Merger Agreement, Merger, and Business Combination are required prior to the ITAQ Stockholders’ vote on the Business Combination Proposal and other proposals. This may give the Sponsor and ITAQ’s directors an incentive to not make material changes to the Merger Agreement that would likely be beneficial to ITAQ’s Stockholders so as to avoid this procedural requirement.

ITAQ Stockholders should keep in mind that the Sponsor has economic interests that differ from the Public Stockholders’ interests. To illustrate, the Sponsor paid a nominal amount for its 20% equity interest in ITAQ. If ITAQ consummates the Merger and Business Combination, the Sponsor may recoup its investment, and even make a profit, even if the ITAQ Common Stock were to trade at a price which is substantially less that the transaction value of the Merger and Business Combination. If ITAQ does not complete a business combination, the Sponsor will lose its entire investment. In contrast, the holders of ITAQ’s Public Shares will have paid $10 per share in the IPO (and may have paid more in the after-market), and if they choose to hold their Public Shares after the Merger, they may not recoup their investment or make a profit unless the shares trade at a price higher than their purchase price. However, Public Stockholders can instead choose to redeem their shares at the full Redemption Price.

The Merger may be completed even though material adverse effects may result from the announcement of the Merger, industry-wide changes, or other causes, which may adversely affect the value of ITAQ’s Common Stock following the Merger and Business Combination.

In general, either ITAQ or NEXT may refuse to complete the Merger and Business Combination if there is a material adverse effect affecting the other party between the signing date of the Merger Agreement and the planned Closing. However, certain types of changes do not constitute a “Material Adverse Effect” (as defined in the Merger Agreement) and therefor do not permit either party to refuse to consummate the Merger, even if such change could be said to have materially adversely impacted the business and operations of NEXT or ITAQ, including the following events (excepting cases where the event, occurrence, fact, condition, or change has a disproportionate effect on ITAQ, NEXT, or any of their subsidiaries relative to other participants in the industries in which ITAQ, NEXT, and their subsidiaries conduct business):

•        General changes in the financial or securities markets or general economic or political conditions in the country or region in which ITAQ, NEXT, or any of their Subsidiaries do business;

•        Changes, conditions or effects that generally affect the industries in which such ITAQ, NEXT, or any of their Subsidiaries principally operate;

•        Changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which ITAQ, NEXT, or any of their subsidiaries principally operate;

•        Conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19) or the worsening thereof; or

•        Any failure in and of itself by ITAQ, NEXT, or their Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), and

•        With respect to ITAQ, the consummation and effects of the Redemption (or any redemption in connection with the Extension).

Furthermore, ITAQ may waive the occurrence of a “Material Adverse Effect” (as defined in the Merger Agreement) with respect to NEXT without consent from ITAQ’s stockholders. NEXT may likewise waive the occurrence of a “Material Adverse Effect” (as defined in the Merger Agreement) with respect to ITAQ without the consent of NEXT stockholders. If a Material Adverse Effect occurs and the parties waive the occurrence thereof and nevertheless consummate the Merger, the market trading price of ITAQ’s Common Stock and the Assumed ITAQ Warrants may suffer following the Merger and Business Combination.

Delays in completing the Merger and Business Combination may substantially reduce the expected benefits of the Merger and Business Combination.

Satisfying the conditions to, and completion of, the Merger and Business Combination may take longer than, and could cost more than, the ITAQ Board had expected when evaluating the proposed Merger and Business Combination. Any delay in completing the Merger and Business Combination, and any additional conditions imposed in order to complete the Merger and Business Combination, may materially adversely affect the benefits that ITAQ and NEXT expect to achieve from the Merger and Business Combination. Furthermore, no assurance can be made as to the actual health of the industries in which ITAQ and NEXT operate, or as to the overall economy, at the time of closing of the Merger. To the extent that things change adversely to what was originally anticipated due to a delay in closing the Merger, such changes could negatively impact the business operations and prospects of ITAQ.

ITAQ and NEXT have no history operating as a combined company. The unaudited pro forma condensed combined financial information may not be an indication of NEXT’s or ITAQ’s financial condition or results of operations following the Merger, and accordingly, you have limited financial information on which to evaluate ITAQ, NEXT, and your decision to invest in ITAQ Common Stock.

ITAQ has a limited operating history. Furthermore, NEXT and ITAQ have no prior history as a combined entity, and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of ITAQ and NEXT; this information is presented for illustrative purposes only and should not be considered to be an indication of the results of ITAQ’s or NEXT’s operations. This information should not be considered a guarantee of ITAQ’s or NEXT’s future revenue or financial condition following the Merger and Business Combination. Certain adjustments and assumptions have been made regarding ITAQ and NEXT after giving effect to the Merger and Business Combination (including the Redemption, Recapitalization, and any PIPE Investment). NEXT and ITAQ believe these assumptions are reasonable; however, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect NEXT’s or ITAQ’s results of operations or financial condition following the consummation of the Merger and Business Combination. For these and other reasons, the historical and pro forma condensed combined financial information included in this proxy statement/prospectus does not necessarily reflect ITAQ’s or NEXT’s results of operations and financial condition, and the actual financial condition and results of operations of the combined company following the Merger may not be consistent with, or evident from, this pro forma financial information.

Any projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the Merger and Business Combination or ITAQ’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by ITAQ, NEXT, and their management teams. None of the projections and forecasts included in this proxy statement/prospectus (or provided to the ITAQ Board or the NEXT board of directors) have been prepared with a view toward public disclosure other than to certain parties involved in the Merger or toward complying with SEC guidelines or U.S. GAAP. The projections and forecasts were prepared based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of NEXT and ITAQ. Furthermore, the included projections and forecasts may exclude, among other things, certain material items, such as transaction-related expenses. Important factors that may affect actual results and results of NEXT’s and ITAQ’s operations following the Merger, or that could lead to such projections and forecasts not being achieved, include, without limitation: client demand for NEXT’s products, an evolving competitive landscape in ITAQ’s and NEXT’s industries, rapid technological change, margin shifts in the industries in which NEXT and ITAQ operate, regulatory and legal changes in a highly regulated environment, successful management and retention of key personnel, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual future results.

ITAQ may not be able to complete the Merger and Business Combination or an alternative business combination by the Deadline Date (as it may be extended), in which case ITAQ would cease all operations except for the purpose of winding up, redeem all outstanding ITAQ Public Shares, and liquidate.

As discussed in this proxy statement/prospectus, ITAQ must complete an initial combination by the Deadline Date, as it may be extended. ITAQ may not be able to consummate the Merger and Business Combination with NEXT or any alternative initial business combination by the Deadline Date. If ITAQ has not completed any initial business combination by such Deadline Date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses) (which interest will be net of taxes payable) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining ITAQ stockholders and ITAQ’s board of directors, dissolve and liquidate, subject in each case to ITAQ’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

ITAQ Stockholders may be held liable for claims by third parties against ITAQ to the extent of distributions received by them upon redemption of their shares in a liquidation.

If the Merger and Business Combination is not completed, then under the DGCL, ITAQ’s Stockholders may be held liable for claims by third parties against ITAQ to the extent of distributions received by them in any dissolution of ITAQ. If ITAQ does not complete an initial business combination and liquidates, the pro rata portion of ITAQ’s Trust Account distributed to ITAQ’s Public Stockholders upon the redemption of the Public Shares could be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Because ITAQ may not comply with Section 280, Section 281(b) of the DGCL requires ITAQ to adopt a plan, based on facts known to ITAQ at such time, that will provide for ITAQ’s payment of all existing and pending claims or claims that may be potentially brought against ITAQ within the 10 years following ITAQ’s dissolution. However, because ITAQ is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the only claims likely to arise would be from ITAQ’s vendors (such as lawyers, investment bankers and auditors) or prospective target businesses, including NEXT. If ITAQ’s plan of distribution complies with Section 281(b) of the DGCL, any liability of ITAQ’s Stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the ITAQ Stockholder, and any liability of the ITAQ Stockholder would likely be barred after the third anniversary of the dissolution. ITAQ cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, ITAQ’s Public Stockholders could potentially be liable for any claims solely to the extent of distributions received by them, and ITAQ’s Public Stockholders may continue to be liable beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to ITAQ’s Public Stockholders upon the redemption of its Public Shares in the event ITAQ does not complete an initial business combination by the Deadline Date, is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

ITAQ may be a target of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements or similar agreements. A possible change in accounting treatment of the warrants or restatement of ITAQ’s historical financial statements may be seen as a basis for such a lawsuit. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and may divert management time and resources, and the possibility of such a lawsuit may result in an increase in the cost of directors’ and officers’ liability insurance coverage. An adverse judgment could result in monetary damages, which could have a negative impact on ITAQ’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger and Business Combination, then that injunction may delay or prevent the Merger and Business Combination from being completed. As of the date of this proxy statement/prospectus, ITAQ is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Merger.

The sale by present ITAQ Stockholders (including the Sponsor) upon the expiration of their lock-up period may cause the market price of ITAQ’s securities to drop significantly, even if ITAQ’s business is doing well.

ITAQ has agreed to file the registration statement of which this proxy statement/prospectus is a part in connection with the registration under the Securities Act of the shares of ITAQ Class A Common Stock to be issued under the Merger Agreement as the Merger Consideration. Certain Significant NEXT Stockholders that are prospective holders of [    ] of these shares of ITAQ Class A Common Stock have signed a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they agreed not to sell the Merger Consideration, and/or the Assumed Options and all Purchaser Class A Common Stock underlying the Assumed Options received by Holder in the Merger, during the period the between the Closing and the earlier of (A) the one (1) year anniversary of the date of the Closing and (B) the date after the Closing on which Purchaser consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Purchaser’s stockholders having the right to exchange their equity holdings in Purchaser for cash, securities or other property.

Additionally, pursuant to the Letter Agreement, the Sponsor and each Insider (as defined in the Letter Agreement) are subject to a lock-up with respect to their Founder Shares, ITAQ Private Placement Warrants, and the shares of ITAQ Class A Common Stock issuable upon the conversion thereof. Specifically, the Sponsor and each Insider agreed not to sell or otherwise transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of ITAQ’s initial business combination or (B) subsequent to the initial business combination, if (x) the last sale price of the ITAQ Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after ITAQ’s initial business combination or (y) the date on which ITAQ completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of ITAQ’s Stockholders having the right to exchange their shares of ITAQ Common Stock for cash, securities or other property. Sponsor and each Insider agreed that not to transfer any Founder Shares, Private Placement Warrants or shares of Common Stock issued or issuable upon the conversion of the Founder Shares or exercise of the Private Placement Warrants, until 30 days after the completion of a Business Combination.

In addition to being subject to the same lock-up provisions that are applicable to the Significant NEXT Stockholders, the Sponsor is subject to enhanced lock-up restrictions with respect to [ ]. In addition to sales pursuant to a registration statement, the Sponsor and the Significant NEXT Stockholders (who are prospective holders of ITAQ Common Stock, Assumed Options, and Assumed Warrants) will be able to sell their ITAQ Class A Common Stock.

Upon expiration of the applicable lock-up periods, and upon effectiveness of the registration statement of which this proxy statement/prospectus is a part and all other requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the Sponsor and the Significant NEXT Stockholders may sell large amounts of ITAQ Class A Common Stock and Assumed Options in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in ITAQ’s Common Stock price and putting significant downward pressure on the price of ITAQ’s Common Stock. See the section entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements — Lock-up Agreements.”

If the Adjournment Proposal is not approved, and if an insufficient number of votes have been obtained to authorize the consummation of the Merger, the ITAQ Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, in which case the Merger would not be approved, and the value of your investment in ITAQ may suffer.

The ITAQ Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Merger and Business Combination. If the Adjournment Proposal is not approved, the ITAQ Board will not be able to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Merger and Business Combination. In such event, the Merger and Business Combination may not be completed, which could have an adverse effect on the value of your ITAQ Common Stock.

The exercise of ITAQ’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Merger may result in a conflict of interest when determining whether such changes to the terms of the Merger or waivers of conditions are appropriate and in ITAQ’s Stockholders’ best interest.

In the period leading up to the closing of the Merger and Business Combination, events may occur that, pursuant to the Merger Agreement, would require ITAQ to agree to amend the Merger Agreement, to consent to certain actions taken by NEXT, or to waive rights that ITAQ is entitled to under the Merger Agreement. Such events could arise because of changes in the course of ITAQ’s or NEXT’s business, a request by NEXT that ITAQ undertake actions that would otherwise be prohibited by the terms of the Merger Agreement, or the occurrence of other events that would have an adverse effect on NEXT’s business (some of which may give rise to ITAQ’s ability to terminate the Business Combination Agreement). In any of those circumstances, it would be at ITAQ’s discretion, acting through the ITAQ Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the ITAQ Directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the ITAQ Directors between what they may believe is best for ITAQ and what they may believe is best for themselves in determining whether or not to take the requested action. While certain changes could be made without further stockholder approval, under certain circumstances, ITAQ would need to circulate a new or amended proxy statement/prospectus and resolicit its stockholders if changes to the terms of the Merger and Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal (although any such recirculation is discretionary and would be made at the discretion of the ITAQ officers and directors).

Because NEXT is going public through a merger with ITAQ, public stockholders will not have the protections that they would have if NEXT went public through an underwritten public offering.

Going public through a merger with a SPAC does not provide public stockholders with protections that would be available with an underwritten initial public offering.

In an underwritten public offering the underwriter purchases the securities sold in the IPO from the issuer and sells the securities to the public at the public offering price, which is a price negotiated between the issuer and the managing underwriter. The managing underwriter negotiates the terms of the offering, including the valuation of the company, and the underwriter performs due diligence on the issuer. Underwritten public offerings of securities conducted by a licensed broker-dealer are subject to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed.

If NEXT were to become a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time . . . the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to advise the underwriters that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as ITAQ, and no auditor comfort letters or opinion of counsel or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by ITAQ and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering. Accordingly, it is possible that defects in NEXT’s business or problems with NEXT’s management that would have been discovered in connection with an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the NXTCLEAN Common Stock following the closing.

Unlike an underwritten initial public offering, the initial trading of the combined company’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of the combined company’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for the combined company’s securities during the period immediately following the listing.

Furthermore, the Sponsor and certain of ITAQ’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of ITAQ’s shareholders generally which would be present if NEXT went public through an IPO. Such interests may have influenced ITAQ’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

In underwritten offering, underwriter does not price the offering or commence the offering if it is not satisfied that offering price is justified by market conditions. In a SPAC merger agreement, such as the Merger Agreement among NEXT, ITAQ and Merger Sub, the Sponsor’s economics are such that the Sponsor has an interest in the completion of the Merger. The Sponsor paid $25,000 for its ITAQ Class B Common Stock and paid $8,037,500 for 8,037,500 ITAQ Private Placement Warrants, or $1.00 per Private Placement Warrant, in the Private Placement that occurred simultaneously with the IPO. If no consideration is allocated to the ITAQ Private Placement Warrants, the Sponsor would have paid $1.87 per share for 4,312,500 shares of ITAQ Common Stock. If ITAQ consummates the Merger and Business Combination, the Sponsor may recoup its investment and could even make a profit. If the price of ITAQ’s Common Stock were to drop to $1.88 per share, the Sponsor would make a profit if it were able to sell its shares at that price, while the ITAQ Public Stockholders would suffer a significant loss in value. Thus, the Sponsor has an incentive to complete the Merger, whereas the underwriter of an initial public offering does not have an incentive to complete the offering unless the offering is priced at a level that it believes is justified by market conditions, although there is no assurance that stock at an IPO will sell at or above the initial public offering price.

In an underwritten public offering, the issuer knows both the number of shares in the public float following the offering and the net proceeds from the offering. In a SPAC transaction, because all of the public stockholders have the right to have their public shares redeemed, NEXT and ITAQ will not know what the public float will be or how much money is in the trust account until the number of shares being redeemed has been determined. Further, the higher the number of public shares being redeemed, the greater the Sponsor’s percentage is in the post-closing entity.

See “Risk Factors — If the Business Combination is not approved, then the ordinary shares and Private Placement Warrants of ITAQ that are beneficially owned by ITAQ’s current directors, executive officers and initial shareholders will be worthless, the expenses incurred by such persons may not be reimbursed or repaid and the offers of employment with Pubco that are anticipated by certain of such persons will not be extended. Such interests may have influenced their decision to approve the Business Combination with NEXT.” and the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of ITAQ’s Directors and Officers in the Business Combination.”

If the Business Combination is not approved, then the ordinary shares and Private Placement Warrants of ITAQ that are beneficially owned by ITAQ’s current directors, executive officers and initial shareholders will be worthless, the expenses incurred by such persons may not be reimbursed or repaid and the offers of employment with the combined company that are anticipated by certain of such persons will not be extended. Such interests may have influenced their decision to approve the Business Combination with NEXT.

ITAQ’s officers, directors and Initial Shareholders and/or their affiliates beneficially own or have a pecuniary interest in Founder Shares and Private Placement Warrants that they purchased prior to, or simultaneously with, ITAQ’s Initial Public Offering. ITAQ’s Initial Shareholders, officers and directors and their affiliates have no Redemption rights with respect to these securities in the event a business combination is not effected in the required time period under ITAQ’s organizational documents. Therefore, if the Business Combination with NEXT or another business combination is not approved within the required time period, such securities held by such persons will be worthless. Such securities had an aggregate market value of approximately $[    ] million outstanding as of [    ], 2023, based on the closing price per ordinary share of ITAQ as of [    ], 2023 of $[    ] per share and the closing price of ITAQ’s units of $[    ] per unit on Nasdaq on [    ], 2023.

In addition, ITAQ’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ITAQ’s behalf, such as identifying and investigating possible business targets and business combinations. These expenses will be repaid upon completion of the Business Combination with NEXT. However, if ITAQ fails to consummate the Business Combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, ITAQ may not be able to repay or reimburse these amounts if the Business Combination is not completed.

Nasdaq may not list or maintain the listing of the ITAQ Class A Common Stock and Assumed ITAQ Warrants, which could limit investors’ ability to engage in transactions involving ITAQ’s securities and could subject such ITAQ securities to additional trading restrictions.

ITAQ intends to list the NXTCLEAN Common Stock and Public Warrants on the Nasdaq Capital Market (“Nasdaq”) upon consummation of the Merger. Because of the Merger, ITAQ will be required to meet the initial and continued listing requirements of Nasdaq upon the effectiveness of the Merger in order to maintain the ITAQ Class A Common Stock and Public Warrants on Nasdaq. There can be no assurance that ITAQ will be able to satisfy those continued listing requirements. Even if ITAQ’s securities are so listed, ITAQ may be unable to maintain the listing of its securities in the future. If ITAQ does not meet the Nasdaq initial listing requirements at the effective time, the Merger will not close.

If NXTCLEAN fails to meet the Nasdaq continued listing requirements, then NXTCLEAN and its stockholders could face significant material adverse consequences, including but not limited to:

•        the need to comply with state blue sky or securities law provisions, which is not required for a Nasdaq-listed security, and which may significantly delay the completion of the Merger;

•        a reluctance on the part of brokers to process transaction for OTC companies;

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for the company;

•        a reduced liquidity for ITAQ’s securities; and

•        a decreased ability to issue additional ITAQ securities or obtain additional financing in the future.

If the benefits of the Merger and Business Combination do not meet the expectations of investors or securities analysts, the market price of ITAQ’s securities may decline prior to and/or following the Closing as a result of factors out of the control of ITAQ and the combined company.

If the perceived benefits of the Merger and Business Combination do not meet the expectations of investors or securities analysts, the market price of ITAQ’s securities prior to (or following) the Closing may decline. The market values of the ITAQ Common Stock at the time of the Merger and Business Combination may vary significantly from the price of the ITAQ Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which ITAQ Stockholders vote on the Merger and Business Combination.

In addition, following the Merger and Business Combination, fluctuations in the price of ITAQ’s securities could contribute to the loss of all or part of your investment. If an active market for NXTCLEAN’s securities develops and continues, the trading price of the NXTCLEAN securities following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond NXTCLEAN’s control. Any of the factors listed below could have a material adverse effect on your investment in NXTCLEAN’s securities, and the NXTCLEAN securities may trade at prices significantly below the price you paid for ITAQ securities prior to the Merger.

Factors affecting the trading price of NXTCLEAN’s securities may include:

•        actual or anticipated fluctuations in NXTCLEAN’s quarterly financial results or the quarterly financial results of companies perceived to be similar to or connected to NXTCLEAN;

•        changes in the market’s expectations about NXTCLEAN’s or operating results or prospects;

•        success of competitors;

•        NXTCLEAN’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning NXTCLEAN, or the renewable energy industry in general;

•        operating and share price performance of other companies that investors deem comparable to NXTCLEAN;

•        the market’s perception as to NXTCLEAN’s ability to complete its proposed refinery and develop is renewable fuel business;

•        actions by social media users to seek to increase activity in NXTCLEAN’s securities;

•        changes in laws and regulations affecting the business of NXTCLEAN;

•        NXTCLEAN’s ability to meet compliance requirements, including compliance with Nasdaq’s continued listing requirements;

•        commencement of, or involvement in, litigation involving NXTCLEAN or the renewable energy industry in general;

•        changes in NXTCLEAN’s capital and debt structure;

•        the volume of NXTCLEAN’s Common Stock available for public sale;

•        changes in trading patterns resulting from social media action not related to the results of NXTCLEAN’s business;

•        any major change in the board of directors or management of NXTCLEAN;

•        general economic and political conditions, such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of ITAQ’s securities irrespective of ITAQ’s or the combined company’s operating performance. Particularly since the onset of the COVID-19 pandemic, global stock markets in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ITAQ securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other company which investors perceive to be similar to ITAQ or the combined company (NEXT) could depress ITAQ’s share price regardless of ITAQ’s or the combined company’s business, prospects, financial conditions or results of operations. A decline in the market price of ITAQ’s securities also could adversely affect ITAQ’s ability to issue additional securities and ITAQ’s ability to obtain additional financing in the future.

The Sponsor has a different economic interest in the completion of the Merger and Business Combination than the Public Stockholders.

ITAQ’s chief executive officer and a Chairman of the ITAQ Board is the managing partner of the Sponsor, and the other four directors have an equity interest in the Sponsor. The Sponsor paid a nominal amount for its 20% equity interest in ITAQ. If ITAQ consummates the Merger and Business Combination, the Sponsor may recoup its investment, and even make a profit, even if the ITAQ Common Stock were to trade at a price which is substantially less that the transaction value of the Merger and Business Combination. If ITAQ does not complete a business combination, the Sponsor will lose its entire investment. In contrast, the holders of ITAQ’s Public Shares will have paid $10 per share in the IPO (and may have paid more in the after-market), and if they choose to hold their Public Shares after the Merger, they may not recoup their investment or make a profit unless the shares trade at a price higher than their purchase price. However, Public Stockholders can instead choose to redeem their shares at the full Redemption Price.

As a result of these different economic positions, the Sponsor and ITAQ’s directors and officers may have interests that conflict with those of the Public Stockholders with respect to the consummation of the Merger and Business Combination. The Sponsor may prefer to complete a business combination that would not trade well post-business combination, rather than have no business combination at all. But the Public Stockholders may prefer no business combination at all to a business combination that fails to trade at a premium to their purchase price. In order to protect themselves against any such conflicting interests, Public Stockholders should consider carefully whether they believe that ITAQ’s securities are likely to trade at a premium to their purchase price following the Merger and whether to redeem their Public Shares. Thus, Public Stockholders may choose to redeem their Public Shares whether or not they vote in favor of the Merger and Business Combination.

ITAQ maintains its cash and cash equivalents, and, following the Closing, NCTCLEAN we will deposit the proceeds from the Trust Account and any proceeds from any financial by either TIAQ or NEXT in connection with the Closing with a limited number of financial institution in the United States and, therefore, our cash and cash equivalents could be adversely affected if the financial institution in which we hold our cash and cash equivalents fails.

ITAQ currently maintains our cash, which is principally the Trust Account, which is managed by the Trustee, with one major United States financial institution. We will deposit the funds available at the Closing, whether from the Trust Account or any financing with a limited number of financial institutions in the United States. We anticipate that cash balance with such financial institution in the United States will be in excess of the Federal Deposit Insurance Corporation insurance (“FDIC Insurance”) limit. As a result, we may not be able to recover a substantial portion of these cash and cash equivalents in the event of the failure of one or more of such financial institution. The failure of one or more of the financial institutions in which our cash and cash equivalents are held, any resulting inability for us to obtain the return of our funds from any of those financial institutions, or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Risks Related to Redemptions of Public Shares

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your Public Shares, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) ITAQ’s completion of the Merger (or, if the Merger is not completed, an alternative business combination), and then only in connection with those shares of ITAQ Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein, and (ii) the redemption of ITAQ’s Public Shares if ITAQ is unable to complete an initial business combination by the April 14, 2023 Deadline Date (subject to extension and subject to applicable law and as further described herein). In addition, if ITAQ plans to redeem its Public Shares because it is unable for any reason to complete an initial business combination by the Deadline Date, as such date may be extended, compliance with

Delaware law may require that ITAQ submit a plan of dissolution to ITAQ’s then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Public Stockholders may be forced to wait beyond the Deadline Date (as it may be extended) before they receive funds from the Trust Account. In no other circumstances will ITAQ’s Public Stockholders have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

If an ITAQ Public Stockholder fails to properly demand redemption of his or her Public Shares, he or she will not be entitled to redeem his or her Public Shares for a pro rata portion of the Trust Account.

ITAQ Public Stockholders may demand that ITAQ redeem their Public Shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the Special Meeting. ITAQ stockholders may exercise this redemption right regardless of whether they vote for or against the Business Combination or do not vote on the Business Combination Proposal and deliver their Public Shares (either physically or electronically) to ITAQ’s transfer agent, Continental Stock & Transfer Company, prior to the vote at the Special Meeting. Any ITAQ Public Stockholder who fails to properly demand redemption of such stockholder’s Public Shares will not be entitled to redeem his or her Public Shares for a pro rata portion of the Trust Account. See the section entitled “Special Meeting of ITAQ Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

If ITAQ’s Public Stockholders redeem a significant number or Public Shares, it may be more difficult to close the Merger.

Pursuant to the Existing ITAQ Charter, as well as the terms of the Merger Agreement, ITAQ must have net tangible assets of at least $5,000,001 in the Trust Account immediately prior to or upon the consummation of the Merger and Business Combination. In no event will ITAQ redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Merger and Business Combination.

Consequently, if accepting any significant number of properly submitted redemption requests would cause ITAQ’s net tangible assets to be less than $5,000,001, ITAQ could not proceed with the Merger and Business Combination and may instead search for an alternate business combination. If the Merger and Business Combination are unsuccessful and ITAQ is not able to consummate another business combination by the Deadline Date (as it may be extended), ITAQ’s Public Stockholders will not receive their pro rata portion of the Trust Account until ITAQ liquidates the Trust Account.

If ITAQ’s Public Stockholders are in need of immediate liquidity, they could attempt to sell their shares of ITAQ Common Stock on the open market; however, at such time ITAQ’s Common Stock may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, ITAQ’s Public Stockholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with redemption until ITAQ liquidates or they are able to sell their shares in the open market.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” that are subject to risks and uncertainties. Statements that are not historical facts, including statements about ITAQ and NEXT and the transactions contemplated by the Merger Agreement, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding possible or anticipated future results of ITAQ’s and NEXT’s business, financial condition, results of operations, liquidity, plans and objectives, as well as expectations with respect to anticipated financial impacts of the transactions contemplated by the Merger Agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The statements contained in this proxy statement/prospectus regarding the following matters are forward-looking by their nature. The forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of ITAQ and are difficult to predict, and include the following.

•        NXTCLEAN’s ability to generate revenue and operating results in the time and to the extent that we projection of revenue and other operating results and costs;

•        NEXT’s belief that NXTCLEAN will be able to obtain all permits necessary both to construct its refinery and to sell its fuel;

•        NEXT’s belief that it can and has accurately estimated the costs of construction of its initial refinery;

•        NEXT’s belief that NXTCLEAN will be able to obtain the financing that it will require both for the construction of its refinery and its operations;

•        NEXT’s belief that NXTCLEAN will be able to construct its initial refinery and produce fuels in the refinery that meet the required standards for SAF and RD;

•        NEXT’s belief that it will be able to negotiate both offtake agreements for the sale of its fuel and agreements for the purchase of feedstock and other materials to be converted into its fuel and that these agreements will provide terms which enable NXTCLEAN to operate profitably;

•        NEXT’s belief that there is a substantial market for RD and SAF and that NXTCLEAN will be able to sell its fuel at competitive prices;

•        NEXT’s belief that RD and SAF is rapidly becoming the biofuel of choice for the key purchasers in the airline and other industries which will lead to a demand for such fuels;

•        NEXT’s belief that airlines will consider SAF as an acceptable fuel;

•        NEXT’s belief that NXTCLEAN will be able to purchase sufficient quantities for feedstock and other materials for the manufacture of SAF and RD.

•        NEXT’s and ITAQ’s expectation that using renewable fuels will assist in airlines and other transportation industries being better able to meet clean air standards, which will lead to growth in demand for renewable fuels; and

•        NEXT’s belief that NXTCLEAN will keep pace with technological developments to provide new and innovative products;

•        NEXT’s belief that NXTCLEAN will attract new customers and retain existing customers in order to continue to expand;

•        NEXT’s belief that costs to comply with current or future environmental laws and regulations will not adversely affect NXTCLEAN’s competitive position with other U.S. renewable fuel producers;

•        Whether the total proceeds for a PIPE offering plus the amount in the Trust Account, after expenses, will meet the $50,000,000 requirement in the Merger Agreement;

•        Whether ITAQ will be able to obtain meet the Nasdaq initial listing requirement so that the NXTCLEAN common stock and public warrants will be listed on Nasdaq.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described under “Risk Factors” and “NEXT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

NXTCLEAN’s actual results may differ from NEXT’s expectations, estimates and projections. Although ITAQ believes that the expectations reflected in the forward-looking statements are reasonable, ITAQ cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, ITAQ undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus, to conform these statements to actual results or to changes in our expectations.

SPECIAL MEETING OF ITAQ STOCKHOLDERS

General

ITAQ is furnishing this proxy statement/prospectus to ITAQ’s stockholders as part of the solicitation of proxies by the ITAQ Board for use at the Special Meeting of ITAQ stockholders to be held virtually at [            ] Eastern time on [            ], 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus provides ITAQ’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting of stockholders will be held on [            ], 2023, at [            ] Eastern time, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed, and is virtually accessible at [https://www.cstproxy.com/industrialtechacquisitions/XXXXTBD].

At the Special Meeting, ITAQ is asking holders of ITAQ Common Stock to:

•        Consider and vote upon the Business Combination Proposal;

•        Consider and vote upon the ITAQ Charter Proposal;

•        Consider and vote upon the Advisory Charter Proposal;

•        Consider and vote upon the Incentive Plan Proposal;

•        Consider and vote upon the Director Election Proposal; and

•        Consider and vote upon the Adjournment Proposal, if presented.

Recommendation of the ITAQ Board

The ITAQ Board has unanimously determined that each of the Business Combination Proposal, the ITAQ Charter Proposal, and the Adjournment Proposal presented at the Special Meeting is in the best interests of ITAQ and its stockholders, and unanimously recommends that ITAQ stockholders vote “FOR” each of the proposals.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

ITAQ has fixed the close of business on [            ] as the “Record Date” for determining ITAQ stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the Record Date, there were 21,562,500 shares of ITAQ Common Stock outstanding and entitled to vote. Each share of ITAQ Common Stock is entitled to one vote at the Special Meeting., with the ITAQ Class A Common Stock and Class B Common Stock voting as a single class. Holders of ITAQ Warrants do not have voting rights.

Quorum

The presence, virtually or by proxy, of the holders of 10,781,251 shares of ITAQ Common Stock, which represents a majority of all the outstanding shares of ITAQ Common Stock, who are entitled to vote at the Special Meeting constitutes a quorum at the Special Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain,” shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals or a broker non-vote so long as the stockholder has given the bank, broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the Special Meeting may adjourn the Special Meeting.

Vote Required

The approval of the Business Combination Proposal requires the approval of a majority of the outstanding shares of ITAQ Common Stock, voting as a single class. The ITAQ Charter Proposal and the Advisory Charter Proposal require the approval of the holders of a majority of both the ITAQ Class A Common Stock and ITAQ Class B Common Stock. The Incentive Plan Proposal and the Adjournment Proposal (if presented) require the affirmative vote of the holders of a majority of the shares of ITAQ Common Stock, voting as a single class, present in person or represented by proxy at the Special Meeting and entitled to vote thereat, assuming a quorum is present at the Special Meeting.

The approval of the Director Election Proposal shall be determined by a plurality of the votes cast by the holders of ITAQ Common Stock, voting as a single class, present in person or represented by proxy at the Special Meeting and entitled to vote thereat, assuming the presence of a quorum.

A stockholder’s failure to vote by proxy or to vote virtually at the Special Meeting will have the same effect as voting “Against” the Business Combination Proposal and the Charter Amendment Proposal, but will not have an effect on the Advisory Charter Proposal, Incentive Plan Proposal and the Director Election Proposal, on the Adjournment Proposal, assuming a quorum is present.

The Merger and Business Combination Proposal are conditioned on the approval of each of the Condition Precedent Proposals. The Condition Precedent Proposals are cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety. The Business Combination Proposal is not conditioned upon the approval of the Advisory Charter Proposal, which is an advisory proposal, not binding on ITAQ’s board of directors.

Voting Your Shares

Each share of ITAQ Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of ITAQ Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of ITAQ Common Stock at the Special Meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the ITAQ Board, “FOR” the Business Combination Proposal, the ITAQ Charter Proposal and the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

You Can Virtually Attend the Special Meeting and Vote Online.    You will be able to vote virtually at [www.cstproxyvote.com]. However, if your shares are held in the name of your broker, bank or another nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way ITAQ can be sure that the broker, bank or nominee has not already voted your shares.

Certain Voting Arrangements

As of [            ], 2023, the Record Date for the Special Meeting, the Sponsor beneficially owned and was entitled to vote 4,312,500 shares of ITAQ Class B Common Stock, representing 20% of the issued and outstanding shares of ITAQ Common Stock. The Sponsor is a party to the Letter Agreement pursuant to which it committed to ITAQ to vote any shares it owns in favor of the Business Combination Proposals.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify ITAQ’s secretary, in writing, before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of ITAQ Common Stock, you may call Laurel Hill Advisory Group, LLC, ITAQ’s proxy solicitor, at (888) 742-1305.

Redemption Rights

Holders of Public Shares may seek to have their shares redeemed for cash, provided that they vote their Public Shares either for or against the Business Combination Proposal. Any stockholder holding Public Shares as of the record date may demand that ITAQ redeem such shares into a full pro rata portion of the Trust Account (which was $[            ] per share as of [            ], 2023, the record date for the Special Meeting), calculated as of two business days prior to the anticipated consummation of the Merger. If a holder properly seeks redemption as described in this section and the Merger is consummated, ITAQ will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares. A holder of Public Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act) may not seek to have more than 15% of the aggregate Public Shares redeemed without the consent of ITAQ.

The Sponsor and ITAQ’s officers and directors will not have redemption rights with respect to any shares of ITAQ Common Stock owned by them, directly or indirectly.

Holders demanding redemption are also required to (A) submit their redemption request, which includes the name of the beneficial owner of the Public Shares to be redeemed, in writing to Continental Stock Transfer & Trust Company, ITAQ’s transfer agent, at 1 State Street, 30th Floor, New York, New York 10004, Attn: Mark Zimkind, E-mail: mzimkind@continentalstock.com, and (B) deliver their stock, either physically or electronically using DTC’s DWAC System, to ITAQ’s transfer agent no later than 5:00 p.m. Eastern time on [            ], 2023 (two (2) business days prior to the Special Meeting). If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares represented by certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to have Public Shares redeemed, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal, but only with the consent of ITAQ. If a Public Stockholder delivers Public Shares for redemption and later decides prior to the Special Meeting not to elect redemption, such holder may request that ITAQ consent to the return of such shares to such holder. Such a request must be made by contacting Continental Stock Transfer & Trust Company, ITAQ’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

If the Merger is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights will not be entitled to have their shares redeemed. ITAQ will thereafter promptly return any shares delivered by Public Stockholders. In such case, Public Stockholders may only share in the assets of the Trust Account upon the liquidation of ITAQ. This may result in Public Stockholders receiving less than they would have received if the Merger was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors.

The closing price of ITAQ Class A Common Stock on [            ], 2023, the record date for the Special Meeting, was $[            ]. The cash held in the Trust Account on such date was approximately $[            ] million (approximately $[      ] per Public Share). Prior to exercising redemption rights, holders of Public Shares should verify the market price of ITAQ Class A Common Stock as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ITAQ cannot assure its stockholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

Appraisal Rights

None of the stockholders, Unit holders or warrant holders of ITAQ have appraisal rights in connection the Merger under the DGCL.

Proxy Solicitation Costs

ITAQ is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. ITAQ and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ITAQ will bear the cost of the solicitation.

ITAQ will hire [            ] to assist in the proxy solicitation process, and ITAQ will pay such firm a fee of $[            ], plus disbursements.

ITAQ will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ITAQ will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Holders of ITAQ Common Stock are being asked to adopt and approve the Merger Agreement and approve the Transactions contemplated thereby, including the Merger. ITAQ stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

ITAQ may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of ITAQ Common Stock as of the record date for the Special Meeting.

General

Transaction Structure and Merger Consideration

The Merger Agreement is described under the heading “The Merger Agreement” on Page 120. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, following the closing (the “Closing”) of the Business Combination, Merger Sub will merge with and into NEXT, with NEXT continuing as the surviving entity and wholly-owned subsidiary of ITAQ, and with each stockholder holder of NEXT (collectively, the “NEXT Securityholders”) receiving newly-issued ITAQ securities, including, as applicable, shares of ITAQ Class A Common Stock and/or options or warrants pursuant to which ITAQ Class A common stock will be issued, as further described below.

Prior to, and contingent upon, the Closing, NEXT is to effect a recapitalization (the “Recapitalization”) pursuant to which all convertible debt shall be converted into common stock. The total number of shares of ITAQ Class A Common Stock to be issued to the NEXT stockholders, including holders of Company Options and Company Warrants (other than the United Warrants and shares issuable pursuant to the Investor Notes) (the “Merger Consideration”) shall be determined by dividing (i) $450,000,000, which is the value of the Merger Consideration, by (ii) the Redemption Price, which is an amount equal to the price at which each Public Share of ITAQ may be redeemed pursuant to the redemption provisions of ITAQ’s certificate of incorporation. The number of shares of ITAQ Class A Common Stock to be issued in respect of each share of Company Common Stock, determined after completion of the Recapitalization (the “Conversion Ratio”), shall be determined by dividing the Merger Consideration by the Total Company Shares. The “Total NEXT Shares” shall mean the sum of (i) the number of shares of NEXT Common Stock outstanding after giving effect to the Recapitalization (excluding (x) any shares held by NEXT or a subsidiary of NEXT, and (y) any shares of NEXT Common Stock issuable upon conversion or exercise of the United Warrants and the Investor Note), (ii) the number of shares of NEXT Common Stock issued pursuant to a proposed equity financing by NEXT, (iii) the number of shares of NEXT Common Stock issuable upon exercise of outstanding Company Options, and, with certain exclusions, NEXT Warrants (other than the United Warrants or the Investor Notes). No fractional shares of ITAQ Class A Common Stock shall be issued to holders of NEXT Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of ITAQ Class A Common Stock.

Each option or warrant exercisable for NEXT Common Stock that is not exercised prior to the Closing will be assumed by ITAQ and automatically converted into an option or warrant exercisable for shares of ITAQ Class A Common Stock, in each case subject to the equivalent terms and conditions as the option or warrant exercisable for NEXT Common Stock, with the number of shares of ITAQ Class A Common Stock and the exercise price being adjusted to reflect the Conversion Ratio.

Pro Forma Capitalization

The pro forma equity valuation of NEXT upon consummation of the Merger, assuming a No Redemption Scenario, is estimated to be approximately $722 million. We estimate that at the Effective Time, in the No Redemption Scenario, the securityholders of NEXT will own approximately [            ]% of the outstanding ITAQ Common Stock and the securityholders of ITAQ, namely the Public Stockholders and the Sponsor, will own the remaining ITAQ Common Stock.

Background of the Merger

The following is a discussion of the formation of ITAQ, the background of ITAQ’s efforts to effect an initial business combination, and its negotiations with and evaluation of NEXT, the Merger Agreement and related matters.

ITAQ is a blank check company formed on January 2, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ITAQ’s efforts to identify a prospective target business were not limited to any particular industry or geographic region, although it focused its search on targets operating in the industrial and energy focused technology areas, including software, mobile and Internet of Things (“IoT”) applications, cloud communications and ultra-high bandwidth services, including LTE and 5G communications. The Transaction with NEXT is a result of a thorough search for a potential transaction using the extensive network and investing and operating experience of ITAQ’s management team and board of directors. The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of ITAQ and NEXT.

On January 14, 2022, ITAQ completed its IPO of 17,250,000 Units, including Units issued upon the full exercise by the underwriters of their over-allotment option, each Unit consisting of one ITAQ Public Share and one ITAQ Public Warrant, at a price of $10.00 per Unit, generating total gross proceeds to ITAQ of $172,500,000. Simultaneously with the closing of ITAQ’s IPO, ITAQ completed the private sale of an aggregate of 8,037,500 ITAQ Private Warrants to its Sponsor at a price of $1.00 per ITAQ Private Warrant, generating gross proceeds to ITAQ of $8,037,500. A total of $175,950,000, comprised of $172,500,000 of the proceeds from ITAQ’s IPO and $3,450,000, representing a portion of the $8,057,500 proceeds of the sale of the ITAQ Private Warrants, was placed in the Trust Account.

Except for a portion of the interest earned on the funds held in the Trust Account that may be released to ITAQ to pay taxes, none of the funds held in the Trust Account will be released until the earliest to occur of (a) the completion of an initial business combination by ITAQ, (b) the redemption of any ITAQ Public Shares properly submitted in connection with a stockholder vote to amend ITAQ’s amended and restated certificate of incorporation to modify the substance or timing of ITAQ’s obligation to redeem 100% of the Public Shares if ITAQ does not complete an initial business combination by April 14, 2023, which date may be extended for three months upon payment into the Trust Account of an extension payment of $1,725,000 for such three-month extension,

Prior to the consummation of its IPO, neither ITAQ, nor anyone on its behalf, contacted or was in contact with any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with ITAQ.

Immediately after closing the IPO on January 11, 2022, the officers and directors of ITAQ began to contact potential candidates for a business combination. In addition, ITAQ was contacted by a number of individuals and entities with respect to potential business combination opportunities.

ITAQ viewed the potential acquisition targets based on the criteria discussed below and used them in evaluating the Business Combination. These criteria included experienced management teams, strong competitive positions with, or with the potential for, revenue and earnings. ITAQ focused on sectors exhibiting growth or the potential for a near-term cyclical uptick, and focused on companies that ITAQ’s management believed would benefit from being a publicly traded company

Between January 14, 2022, and June 4, 2022, ITAQ reviewed in varying degrees approximately forty-two potential business combination candidates, engaged in negotiations with eight of them and submitted preliminary proposals to four of them, including NEXT. ITAQ’s management team had frequent discussions regarding the various targets both internally and with a wide range of management teams of the potential targets and specialists in a variety of different fields.

The eight potential targets with which ITAQ engaged in negotiations but did not pursue a business combination are:

Candidate One:    On January 14, 2022, ITAQ was introduced to Candidate One by a third party based in Texas. The candidate is a leading provider of media content, based in the USA. A non-disclosure was executed on January 19, 2022 and a subsequent video conference was conducted the same day between ITAQ’s management team, the candidate’s investment banker, and the candidate’s management team. On February 7, 2022, ITAQ’s CEO flew out to visit the candidate’s facilities and to undertake further due diligence. Multiple calls and subsequent due diligence were undertaken. On February 22, 2022, ITAQ’s CEO flew to New York to meet with an asset management firm that is familiar with the candidate for further due diligence. After additional discussions, the candidate’s board decided that it was not sure in which direction it wanted to go in or its level of interest in going public, so candidate one was dismissed as a potential target.

Candidate Two:    On January 17, 2022, one of ITAQ’s board members was contacted by a third party in New York to discuss a potential candidate. Candidate Two is a delivery services company based in Canada. Introductions were made to ITAQ’s management team on January 26, 2022, and a pitchbook was received that same day. A financial model was requested on February 9, 2022. A non-disclosure was sent to the candidate on February 11, 2022, and executed the same day. ITAQ’s management team was provided with access to the candidate’s data room. The candidate requested a meeting with ITAQ for the week of February 14th, however ITAQ wanted to undertake further due diligence prior to scheduling a meeting. The candidate advised ITAQ that it had received a lot of interest from other parties and so ITAQ decided not to proceed from the deal.

Candidate Three:    On January 19, 2022, ITAQ became aware of Candidate Three and initiated contact with the candidate. The candidate is a provider and supplier of products for the aerospace industry, based in the United States. ITAQ’s management team had an initial call with Candidate Three on January 21, 2022. ITAQ provided a non-disclosure agreement, which was executed on January 24, 2022. Access to the candidate’s data room was granted on January 25, 2022. The candidate was presented to ITAQ’s management team and board members, by a video conference on January 26, 2022. ITAQ’s management and two board members met with the candidate’s management at the candidate’s offices on February 3, 2022 to perform further due diligence. On February 15, 2022, a video conference call was initiated with a New York-based investment banking firm, who is familiar with the candidate and has expertise in the space sector. A subsequent due diligence video conference call was undertaken on February 23, 2022 between the investment bank, the candidate’s management team and ITAQ’s management team and board members. The investment bank provided another presentation to NEXT on February 23, 2022 to discuss its extensive due diligence findings and analysis. Another due diligence presentation to ITAQ was undertaken on February 28, 2022 with a subsequent meeting scheduled for March 3, 2022 between ITAQ, the candidate’s management team and the investment bank. A video conference between ITAQ’s management and the investment bank was held on March 7, 2022 to discuss a letter of intent. ITAQ had a discussion with the candidate’s legal counsel on March 7, 2022, to review the letter of intent. A preliminary, non-binding letter of intent was presented to the candidate on March 8, 2022. The candidates acknowledged receipt of the letter of intent on March 9, 2022, but did not execute the letter of intent. A tour of the candidate’s facility was scheduled and undertaken with ITAQ’s management team and the investment bank on March 11, 2022. Ultimately, the candidate was offered a separate SPAC opportunity with a significantly higher valuation, so negotiations ceased between the candidate and ITAQ.

Candidate Four:    On February 12, 2022, Candidate Four was introduced to ITAQ’s CEO by a mutual third party based in Texas. The candidate is a solar power provider based in the United States. ITAQ’s CEO and CFO had a management pitch call with the candidate on February 18, 2022. A non-disclosure was provided to the candidate on February 21, 2022 and was executed and returned the same day. ITAQ’s management team was provided with access to the candidate’s data room on February 21, 2022. ITAQ evaluated the management and growth of the candidate and determined it wasn’t mature enough to be a public company at that time.

Candidate Five:    On February 16, 2022, Candidate Five reached out to ITAQ with initial due diligence documents. The candidate is a US-based company in the oil and gas sector. ITAQ’s management team had an initial due diligence video conference meeting with the candidate’s management team on February 21, 2022. The candidate provided access to its data room on March 8, 2022. ITAQ met with two investment banking firms with expertise in the sector to discuss the candidate. A subsequent meeting was scheduled for March 13, 2022 between the investment bank, the candidate and ITAQ to undertake further due diligence. The candidate’s management team flew to Houston to meet with ITAQ’s management team on April 4, 2022. An initial non-binding letter of intent was issued to the candidate on April 7, 2022. An updated corporate presentation was received on April 8, 2022 from the candidate in preparation for a video conference scheduled for the same day. ITAQ’s CEO had a several calls with the candidate in April and May. The situation stalled as ITAQ started gravitating towards another natural gas production candidate, and candidate five needed more time to collaborate with its owners and board on the possibility of going public via a SPAC.

Candidate Six:    On March 21, 2022, ITAQ was introduced to Candidate Six by a third party based in Texas, which led to a call between ITAQ’s management and the candidate. The candidate is a US based industrial printing company. A non-disclosure was sent to the candidate on March 22, 2022. ITAQ received initial due diligence documents on March 22, 2022. The executed non-disclosure agreement was received by NEXT on March 24,

2022. The candidate’s financials were received on March 24, 2022, and a subsequent Zoom meeting took place on March 25, 2022, between ITAQ’s management, the candidate and an independent investment firm that had experience in the sector to provide insight into the potential of Candidate Six. A provisional, non-binding LOI was sent to Candidate Six on March 30, 2022. The letter of intent was not executed, and the candidate decided to go in another direction for its capital needs.

Candidate Seven:    Candidate Seven was previously known to ITAQ. It is a biotech company based in the United States. The candidate was introduced to ITAQ through Wells Fargo Securities, the managing underwriter for ITAQ’s IPO, on March 30, 2022 with an initial teaser. On April 8, 2022, a call was set up with the underwriter, its healthcare team and ITAQ’s management team. The candidate gave a lengthy presentation via video conference. Ultimately the underwriter advised ITAQ that it did not believe that the candidate was not mature enough for the SPAC.

Candidate Eight:    On April 15, 2022, a third party based in Texas introduced Candidate Eight to ITAQ. Candidate Eight is an oil and gas company based in the United States. ITAQ’s management team had a video conference with the candidate on April 15, 2022. A non-disclosure agreement was sent to the candidate along with an IPO deck for their review. The candidate returned the executed non-disclosure on April 18, 2022. The candidate indicated that it is currently talking to a number of SPACs, two of which are of interest to the candidate. ITAQ’s management planned a further lunch meeting, and in the meantime, the candidate forwarded numerous documents, including financials for due diligence purposes on April 26 and 27, 2022. ITAQ’s CEO had a lunch meeting with the candidate on April 27, 2022. The candidate had a number of SPAC offers, and the parties decided not to proceed at this time.

Selection of NEXT:    Through its process of evaluating prospective companies, ITAQ determined that NEXT met all of its criteria and rose to the lead candidate to pursue as a merger target. Certain compelling reasons leading to this decision included, but are not limited to (i) NEXT being a clean fuel company that is targeting the 2nd generation biofuels market with a renewable diesel drop-in replacement product that is chemically identical to existing fossil-fuel based diesel products and yet is far less carbon intense than existing products on the market today, (ii) NEXT having already secured a very strategic physical location for its refinery at mile 53 on the Columbia River at Port Westward on the Oregon and Washington state border with deep water access and adjacent to two power plants, (iii) NEXT having secured certain necessary permits to begin final engineering planning prior to construction, (iv) NEXT having secured both off-take agreements with customers for its renewable diesel and SAF from super-major energy companies as well as feedstock agreements from a super-major energy provider, (v) renewable diesel’s strong strategic position in the energy transition value-chain, (vi) low technology risk for such lower carbon-intense refining given that hydro processing is a +50 year-old proven and reliable technology, and (vii) NEXT interest from bulge-bracket financial entities capable of financing the substantial construction costs of the refinery.

Certain key material issues and key negotiated terms included the receipt of the certain permits necessary to begin construction and the finalization of the key off-take agreements with super-major energy customers as well as the feedstock agreements with a super-major energy provider.

As part of the negotiation, ITAQ considered the amount and structure of the capital requirements for the construction of the refinery and the development of NEXT’s and business. The letter of intent reflected a valuation of $400 million, which was increased to $450 million in the Merger Agreement. ITAQ felt that the agreement with United, which included an initial investment in NEXT along with a potential participation in a major financing and was completed prior to the execution of the Merger Agreement along with the involvement or investments from BP and Shell confirmed their strategic interest and commitment to NEXT, which could help facilitate discussions with strategic investors and other capital sources. In discussions with NEXT’s management and various bankers in the industry, ITAQ felt that a significant majority of NEXT’s cash requirements could be financed with debt facilities, which is typical in construction projects such as NEXT’s refinery. In addition, ITAQ felt that the capital required to finance and close the transaction could be accomplished at either the parent level and or project subsidiary level. There are several international companies that have a strategic interest in the project, either on the supply/feedstock side, or on the offtake/customer side. Some of these companies have expressed interest in potentially investing at some level in NEXT. As such, ITAQ feels confident in the ability to obtain sufficient resources to fulfill NEXT’s business plan, However, ITAQ recognized that NEXT is an early-stage company, with no history of constructing or operating refineries and that there is a risk that NEXT will not be able to complete its refinery or that the completion may be delayed considerably.

Also, in negotiating the value of NEXT, it was important to understand the various components of the capital structure, in terms of debt, equity and hybrid financial instruments. After analyzing the instruments and financing history of NEXT, ITAQ decided to value NEXT from a pre-money perspective, assuming an internal collapsing of hybrid instruments. This perspective allows for more straightforward discussions with investors on potential PIPE investment into NEXT. There is a $50 million minimum cash requirement to close the transaction. ITAQ currently feels the financing can be reasonably accomplished since the project is of national importance not only to the industry but also to the country from an environmental and sustainability perspective. Furthermore, ITAQ feels more assured since the IPO underwriter has advised NEXT that it will waive is deferred underwriting fees, bring more direct capital into NEXT, and the Merger Agreement reflects that such fees will be waived.

During the process of evaluating NEXT, the valuation increased from $400 million (at the time of LOI) to $450 million as reflected in the Merger Agreement due to considerations including but not limited to the United agreement, which contemplates both an investment and the purchase or SAF from NEXT. In addition, NEXT received the crucial Air Permit, which significantly increased the value of NEXT. While NEXT still has additional permitted requirements, the receipt of Air Permit from Oregon was a significant milestone in the permitting requirements, and ITAQ believed it was positive indication with respect to other required permits, including federal permits.

As discussed above, during the process between the execution of the letter of intent and the execution of the Merger Agreement, NEXT finalized and announced the agreement with United, which included an initial equity investment in NEXT. NEXT and United also contemplate a five-year off-take contract for SAF, with the purchase volume to be agreed upon in a definitive agreement. ITAQ’s Special Committee had to access the technical, legal and financial due diligence along with ITAQ’s outside legal counsel as well as evaluate the work product of ITAQ’s financial advisors.

Opinion of Marshall & Stevens as an Independent Professional Valuation Advisor to ITAQ

On July 6, 2022, ITAQ engaged Marshall & Stevens to evaluate the fairness, from a financial point of view, to ITAQ of the consideration to be received by ITAQ in consideration of the issuance of its equity securities to the equity holders of NEXT in connection with the anticipated acquisition by ITAQ of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business (the “business”) of NEXT. On November 18, 2022, ITAQ’s board of directors met to review the proposed merger. During this meeting, Marshall & Stevens reviewed with ITAQ’s board of directors certain financial analyses as described below and rendered its oral opinion to ITAQ’s board of directors, which opinion was confirmed by delivery of a written opinion, dated November 18, 2022 (the “M&S Opinion”), to the effect that, as of November 18, 2022 and based on and subject to the matters described in the M&S Opinion, the purchase price being paid by ITAQ for NEXT in the transaction was fair, from a financial point of view, to ITAQ.

The full text of M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex D and is incorporated into this proxy statement by reference in its entirety. Holders of the Class A Common Stock are encouraged to read this opinion carefully in its entirety. M&S Opinion was provided to ITAQ’s Special Committee for its information in connection with its evaluation of the consideration to be received by ITAQ for the issuance of its equity securities to the equity holders of NEXT in the merger and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. The summary of Marshall & Stevens’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Marshall & Stevens:

•        reviewed the LOI dated June 4, 2022;

•        reviewed certain operating and financial information relating to NEXT’s business and prospects, including financial statements for the two years ended December 31, 2020 and December 31, 2021, internal financial records year to date ended July 31, 2022, and projections for the years ending December 31, 2022 through December 31, 2035, all as prepared by NEXT’s management and provided to Marshall & Stevens;

•        spoke with certain members of NEXT’s management regarding NEXT’s operations, financial condition, future prospects and projected operations and performance and regarding the merger;

•        participated in discussions with the board and its counsel regarding NEXT’s projected financials results, among other matters;

•        reviewed certain business, financial and other information regarding NEXT that was furnished to it by NEXT through its management;

•        reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;

•        performed a discounted cash flow analysis based on the projected financial information provided by NEXT’s management; and

•        conducted such other financial studies, analyses and inquiries as it deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, NEXT’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that NEXT’s projected financial information provided to Marshall & Stevens was reasonably prepared on bases reflecting the best currently available estimates and judgments of NEXT’s future financial results and condition. In evaluating fairness, Marshall & Stevens assumed a fair market value for ITAQ shares of $10.00 per share (the estimated redemption value of such shares). This value was used, with the consent of ITAQ’s board of directors, due to the fact that ITAQ is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalent and an as yet to be approved merger agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the common stock to be issued pursuant to the Merger Agreement.

Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in NEXT’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that NEXT is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the merger), recapitalization, acquisition or merger, divestiture or spin-off (other than the merger or other publicly disclosed transactions).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the merger will be satisfied without waiver thereof and (d) the merger will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of NEXT, ITAQ or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which NEXT or ITAQ is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, of the consideration to be received by ITAQ in consideration of the issuance of its equity securities to the equity holders of NEXT in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Marshall & Stevens’ opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to ITAQ, nor did it address ITAQ’s underlying business decision to proceed with the merger. Except as described herein, ITAQ’s board of directors imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

In preparing its opinion to ITAQ’s board of directors, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with ITAQ’s board of directors in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond NEXT’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to NEXT or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined between ITAQ and NEXT, and the decision to enter into the merger was solely that of ITAQ’s board of directors. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by ITAQ’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of ITAQ’s board of directors or ITAQ’s management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with ITAQ’s board of directors in connection with Marshall & Stevens’ opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.

Fees Paid to Marshall & Stevens

Marshall & Stevens was engaged on a fixed fee basis and its compensation is not contingent upon the completion of the transaction. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for the Sponsor.

Financial Projections

Using financial projections provided by NEXT’s management, Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that NEXT’s business is forecasted to generate for the financial years 2022 through 2035, plus the present value of the terminal value of NEXT’s business in year 2035. The NEXT financial projection are described below under “NEXT Financial Projections.”

Discounted Cash Flow Analysis

The major inputs and assumptions used in Marshall & Stevens’s discounted cash flow method were as follows:

•        As discussed above, NEXT provided a forecast through 2035 as the basis for the Discounted Cash Flow analysis. The duration of the projection provided assumes a time period by which NEXT believes it would achieve a stabilized long term growth rate.

•        A weighted average cost of capital (WACC) was used as the discount rate in Marshall & Stevens’s analysis and applied to debt free, after-tax cash flows. The WACC was calculated to be approximately 17.00% and was determined based upon a cost of equity of 19.67% and an after-tax cost of debt of 4.44%.

•        A cost of equity was determined using a 20-year U.S. Treasury Rate (4.10%), Equity Risk Premium of 6.22% (Kroll Cost of Capital Navigator 2022 (“KCOC”)), Re-levered Equity beta of 0.96 based upon the Guideline Companies discussed below, a size premium of 2.10% based upon KCOC data for the 9th decile, and a company specific risk premium of 7.50% based upon anticipated forecast risk.

•        After-tax cost of debt was determined using BBB rated bond yields and a tax rate of 27.00%.

•        The debt-to-capital ratio was estimated at 20.00% and the equity-to-capital ratio was estimated at 80.00% using input from the Guideline Companies discussed below.

•        Estimated income tax expense of 27.00% of pre-tax income;

•        Capital expenditures for projected years 2022 through 2035 based upon NEXT management estimates;

•        Working capital requirements were based upon NEXT management estimates and reflects the Company’s normal debt-free, cash-free working capital levels;

•        A terminal year multiple of approximately 6.67 (rounded) was calculated using the Gordon Growth Model and based upon a WACC of 17.00% and terminal growth rate of 2.00%.

Marshall & Stevens performed sensitivity analyses, by varying the terminal growth rate, the WACC rate, and the revenue growth rate. Marshall & Stevens also performed a project cost scenario ensitivity by varying the terminal growth rate and the WACC rate. The project cost scenario reflects the total project cost (facility startup costs + initial working capital funding) discounted at the 5-Year BBB Bond Yield and the facility’s projected cash flows discounted at the WACC rate.

Marshall & Stevens first determined the enterprise value of NEXT, which is defined as the market value of invested capital, less cash. Marshall & Stevens subsequently determined the fair value of equity by adding the estimated cash balance ($0) and subtracting the estimated debt balance ($0) as of the valuation date. The indication of enterprise value under the project cost scenario were used for sensitivity testing only and were assigned no weight in the final value conclusion. Thus, the indication of enterprise value for Next Fuel using the discounted cash flow method was estimated to be between approximately $470,000,000 and $680,000,000. As of the Merger date, the debt to be assumed by ITAQ is $0 and the cash to be transferred to ITAQ is $0. Thus, the concluded indication of equity value for NEXT using the discounted cash flow method was estimated to be between approximately $470,000,000 and $680,000,000.

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about NEXT provided by Next Fuels’ management and compared this information to certain financial information of seven (7) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to NEXT (each a “Guideline Company” and, collectively, the “Guideline Companies”). The initial Guideline Companies were provided by NEXT, and Marshall & Stevens reviewed these Guideline Companies to determine the comparability to NEXT. Marshall & Stevens also performed their own independent search for other Guideline Companies, but they did not find any other viable Guideline Companies aside from those provided by NEXT. The criteria for selecting the Guideline Companies were mainly based upon each Guideline Company’s industry and business description.

Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Shareholders are referred to, and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.

•        Aemetis, Inc. (NasdaqGM:AMTX)

Aemetis, Inc. operates as a renewable natural gas and renewable fuels company in North America and India. It operates through three segments: California Ethanol, Dairy Renewable Natural Gas, and India Biodiesel. The company focuses on the acquisition, development, and commercialization of negative carbon intensity products and technologies that replace traditional petroleum-based products. It sells biodiesel primarily to government oil marketing companies, transport companies, resellers, distributors, and private refiners through its own sales force and independent sales agents, as well as to brokers who resell the product to end-users. The company also produces and sells ethanol; and wet distillers grains, distillers corn oil, and condensed distillers solubles to dairies and feedlots as animal feed. In addition, it produces dairy biogas; produces and sells high-grade alcohol and various feed products, as well as hand sanitizers; and researches and develops conversion technologies using waste feedstocks to produce biofuels and biochemicals. The company was formerly known as AE Biofuels, Inc. and changed its name to Aemetis, Inc. in November 2011. Aemetis, Inc. was founded in 2005 and is headquartered in Cupertino, California.

•        Calumet Specialty Products Partners, L.P. (NasdaqGS:CLMT)

Calumet Specialty Products Partners, L.P. manufactures, formulates, and markets slate of specialty branded products to various consumer-facing and industrial markets in North America and internationally. Its Specialty Products and Solutions segment offers various solvents, waxes, customized lubricating oils, white oils, petrolatums, gels, esters, and other products. The company’s Montana/Renewables segment focuses on processing renewable feedstocks into renewable hydrogen, renewable natural gas, renewable propane, renewable naphtha, renewable kerosene/aviation fuel, and renewable diesel. This segment also processes Canadian crude oil into conventional gasoline, diesel, jet fuel, and specialty grades of asphalt. Its Performance Brands segment blends, packages, and markets high performance products through Royal Purple, Bel-Ray, and TruFuel brands. Calumet GP, LLC serves as the general partner for Calumet Specialty Products Partners, L.P. The company was founded in 1916 and is headquartered in Indianapolis, Indiana.

•        HF Sinclair Corporation (NYSE:DINO)

HF Sinclair Corporation operates as an independent energy company. It produces and markets gasoline, diesel fuel, jet fuel, renewable diesel, specialty lubricant products, specialty chemicals, specialty and modified asphalt, and others. The company also owns and operates refineries located in Kansas, Oklahoma, New Mexico, Utah, Washington, and Wyoming; and markets its refined products principally in the Southwest United States and Rocky Mountains, Pacific Northwest, and in other neighboring Plains states. In addition, it supplies fuels to approximately 1,300 independent Sinclair-branded stations and licenses the use of the Sinclair brand at approximately 300 additional locations, as well as engages in the growing renewables business. Further, the company produces base oils and other specialized lubricants; and provides petroleum product and crude oil transportation, terminalling, storage, and throughput services to the petroleum industry. HF Sinclair Corporation was incorporated in 2021 and is headquartered in Dallas, Texas.

•        Delek US Holdings, Inc. (NYSE:DK)

Delek US Holdings, Inc. engages in the integrated downstream energy business in the United States. The company operates through three segments: Refining, Logistics, and Retail. The Refining segment processes crude oil and other feedstock for the manufacture of various grades of gasoline, diesel fuel, aviation fuel, asphalt, and other petroleum-based products that are distributed through owned and third-party product terminal. It owns and operates four independent refineries located in Tyler, Texas; El Dorado, Arkansas; Big Spring, Texas; and Krotz Springs, Louisiana, as well as three biodiesel facilities in Crossett, Arkansas, Cleburne, Texas, and New Albany. The Logistics segment gathers, transports, and stores crude oil, intermediate, and refined products; and markets, distributes, transports, and stores refined products for third parties. It owns or leases capacity on approximately 400 miles of crude oil transportation pipelines, approximately 450 miles of refined product pipelines, an approximately 900-mile crude oil gathering system, and associated crude oil storage tanks with an aggregate of approximately 10.2 million barrels of active shell capacity; and owns and operates ten light product distribution terminals, as well as markets light products using third-party terminals. The Retail segment owns and leases 248 convenience store sites located primarily in West Texas and New Mexico. Its convenience stores offer various grades of gasoline and diesel under the DK or Alon brand; and

food products and service, tobacco products, non-alcoholic and alcoholic beverages, and general merchandise, as well as money orders to the public primarily under the 7-Eleven and DK or Alon brand names. It serves oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, the U.S. government, and independent retail fuel operators. Delek US Holdings, Inc. was founded in 2001 and is headquartered in Brentwood, Tennessee.

•        Gevo, Inc. (NasdaqCM:GEVO)

Gevo, Inc. operates as a renewable fuels company. It operates through four segments: Gevo, Agri-Energy, Renewable Natural Gas, and Net-Zero. The company commercializes gasoline, jet fuel, and diesel fuel to achieve zero carbon emissions, and reduce greenhouse gas emissions with sustainable alternatives. Its products also include renewable gasoline and diesel, isooctane, isobutanol, sustainable aviation fuel, renewable natural gas, isobutylene, ethanol, and animal feed and protein. Gevo, Inc. has a strategic alliance with Axens North America, Inc. for ethanol-to-jet technology and sustainable aviation fuel commercial project development. The company was formerly known as Methanotech, Inc. and changed its name to Gevo, Inc. in March 2006. Gevo, Inc. was incorporated in 2005 and is headquartered in Englewood, Colorado.

•        Neste Oyj (HLSE:NESTE)

Neste Oyj provides renewable and oil products in Finland and other Nordic countries, Baltic Rim, other European countries, North and South America, and internationally. The company operates in four segments: Renewable Products, Oil Products, Marketing & Services, and Others. The Renewable Products segment produces, markets, and sells renewable diesel, renewable jet fuels and solutions, and renewable solvents, as well as raw material for bioplastics based on its technology to wholesale markets. The Oil Products segment produces, markets, and sells diesel fuel, gasoline, aviation and marine fuels, light and heavy fuel oils, base oils, gasoline components, small engine gasoline, solvents, liquid gases, and bitumen. This segment serves retailers and distributors, oil majors and trading companies, petrochemicals companies, and companies marketing lubricants and solvents. The Marketing & Services segment markets and sells petroleum products and associated services to private motorists, industry, transport companies, farmers, and heating oil customers through a network of 947 service stations, as well as direct sales. The Others segment offers engineering and technology solutions. The company also manufactures raw materials for polymers and chemicals materials. The company was formerly known as Neste Oil Oyj and changed its name to Neste Oyj in June 2015. Neste Oyj was founded in 1948 and is headquartered in Espoo, Finland.

•        Valero Energy Corporation (NYSE:VLO)

Valero Energy Corporation manufactures, markets, and sells transportation fuels and petrochemical products in the United States, Canada, the United Kingdom, Ireland, and internationally. The company operates through three segments: Refining, Renewable Diesel, and Ethanol. It produces conventional, premium, and reformulated gasolines; gasoline meeting the specifications of the California Air Resources Board (CARB); diesel fuels, and low-sulfur and ultra-low-sulfur diesel fuels; CARB diesel; other distillates; jet fuels; blendstocks; and asphalts, petrochemicals, lubricants, and other refined petroleum products, as well as sells lube oils and natural gas liquids. As of December 31, 2021, the company owned 15 petroleum refineries with a combined throughput capacity of approximately 3.2 million barrels per day; and 12 ethanol plants with a combined ethanol production capacity of approximately 1.6 billion gallons per year. It sells its refined products through wholesale rack and bulk markets; and through approximately 7,000 outlets under the Valero, Beacon, Diamond Shamrock, Shamrock, Ultramar, and Texaco brands. The company also produces and sells ethanol, dry distiller grains, syrup, and inedible corn oil primarily to animal feed customers. In addition, it owns and operates crude oil and refined petroleum products pipelines, terminals, tanks, marine docks, truck rack bays, and other logistics assets; and owns and operates a plant that processes animal fats, used cooking oils, and inedible distillers corn oils into renewable diesel. The company was formerly known as Valero Refining and Marketing Company and changed its name to Valero Energy Corporation in August 1997. Valero Energy Corporation was founded in 1980 and is headquartered in San Antonio, Texas.

The following is a table including details regarding the industry, size, and profitability along with further detail regarding revenue forecasts and the specific multiples considered for each Guideline Company:

Company Name Industry	Aemetis, Inc.Oil & Gas Refining & Marketing	Calumet Specialty Products Partners, L.P. Oil & Gas Refining & Marketing	HF Sinclair Corporation Commodity Chemicals	Delek US Holdings, Inc. Oil & Gas Refining & Marketing	Gevo, Inc. Commodity Chemicals	Neste Oyj Oil & Gas Refining & Marketing	Valero Energy Corporation Oil & Gas Refining & Marketing	25th Percentile	Median	75th Percentile
Enterprise Value	$531	$3,156	$15,767	$4,438	$187	$37,198	$62,578

LTM EBITDA Margin	(5.9)%	2.9%	11.7%	4.1%	(7109.3)%	12.4%	9.4%

EBITDA Calendar Year + 6	277.1	835.0	1,636.0	321.0	91.0	NA	4,060.0	230.6	578.0	2,242.0

Enterprise Value/EBITDA Calendar Year + 6	1.9x	3.8x	9.6x	13.8x	2.1x	NA	15.4x	2.0x	6.7x	14.2x

Enterprise Value/EBITDA: Size Adjusted Calendar Year + 6	2.0x	3.7x	8.4x	12.3x	2.1x	NA	11.4x	2.0x	6.0x	11.6x

Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of EBITDA for the sixth year forecast for each Guideline Company. The size adjusted multiples of enterprise value to EBITDA for the Guideline Companies ranged from 2.0x to 12.3x. The multiples were size adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 9th decile utilized for NEXT. After selecting the appropriate multiple to consider in the valuation, we gathered relevant financial information on size and expected growth, and calculated liquidity, profitability, asset turnover and leverage ratios, to establish a range of performance for each ratio. We then compared NEXT’ size, expected growth and financial ratios to those of the Guideline Companies. Based on the quantitative and qualitative comparative analysis, we concluded that it would be most reasonable to apply multiple of 3.50x for the low value indication, 3.75x for the base value indication, and 4.00x for the high value indication.

Given the expected growth profile of NEXT, the year ending December 31, 2027 forecasted value indication was considered to arrive at the final range of value. The selected multiples were as follows:

Low Value Enterprise Value/EBITDA	Base Value Enterprise Value/EBITDA	HighValue Enterprise Value/EBITDA
Projected 12/31/2027	Projected 12/31/2027	Projected 12/31/2027
$1,008,530	$1,008,530	$1,008,530
3.50x	3.75x	4.00x
$3,529,856	$3,781,988	$4,034,121

100.0%	100.0%	100.0%
$3,529,856	$3,781,988	$4,034,121

$3,529,856	$3,781,988	$4,034,121
(2,884,952)	(2,884,952)	(2,884,952)
(217,431)	(217,431)	(217,431)
$427,473	$679,605	$931,738
$427,500	$679,600	$931,700

The indication of enterprise value for NEXT using the guideline public company method was estimated to be between approximately $427,500,000 and $931,700,000. Subsequently, the indication of equity value for NEXT using the guideline public company method in the final value conclusion was estimated to be between approximately $427,500,000 and $931,700,000.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method and the guideline public company method. A 75.0% weighting was placed on the discounted cash flow method given the detailed forecast provided by NEXT management. A 25.0% weighting was placed on the guideline public company method due to the discrepancies in financial size, growth potential, service offerings between the guideline companies and NEXT.

Given the weighting discussed above, Marshall & Stevens concluded to a final equity value range of approximately $459,000,000 to $743,000,000.

NEXT Financial Projections

Using financial projections provided by NEXT’s management, Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that NEXT’s business is forecasted to generate for the financial years ending December 31, 2023 through December 31, 2035, plus the present value of the terminal value of NEXT’s business in the year 2035.

NEXT does not, as a matter of principle, publicly disclose long-term forecasts or internal projections of its future performance, revenue, earnings, financial condition or other results, except when presenting to potential investors or partners. Through the course of the due diligence process with ITAQ, NEXT management reviewed, updated, assessed and adjusted various assumptions which affected the NEXT forecasts. The NEXT forecasts contained herein were first provided to Marshall & Stevens in July 2022. The projections were subsequently updated and finalized as of mid November 2022 and were delivered on to ITAQ and Marshall & Stevens on November 17, 2022] and have not been updated to reflect events after that date. Further, the projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In fact, the NEXT forecasts were prepared utilizing NEXT’s internal forecast approach and did not give deference to the impact of adoption or effectiveness of any new accounting pronouncements that may occur during the periods presented. Accordingly, none of Marcum LLP, both ITAQ and NEXT’s independent registered public accounting firm (though it must be stated that NEXT and ITAQ are not served by the same set of accountants within Marcum LLP) nor any other independent accountants, has compiled, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such projections or their achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of the independent registered public accounting firm of NEXT contained in NEXT’s audited financial statements for the year ended December 31, 2021, which is included in this proxy statement/prospectus, relates to historical financial information of NEXT and such report does not extend to the financial projections included below and should not be read to do so.

However, in the view of NEXT’s management, the NEXT forecasts were prepared by NEXT’s management for its internal use in making business decisions for the growth of NEXT, including decisions relating to its negotiations for offtake agreement and supply agreement and to evaluate the financing requirements, both debt and equity, which were independent of its entering into the Merger Agreement, and the projections were not made with the view of use in a public financing. NEXT’s management believes that the projections were made on a rational and judicious basis, reflected estimates and judgments available at the time of preparation, and to NEXT management’s knowledge, opinion and judgment at the time of preparation, represented a reasonable current projection of the future financial performance of NEXT as of the end of October 2022. The projections are subjective in many respects and therefore susceptible to significantly varying interpretations and the need for frequent updating based on actual experience as well as business, market and competitive landscape developments. The projected revenue is largely based on of the expected production capacity of the NEXT Refinery and certain spot rates, tolling rates and tax credits for the renewable fuel products. The projected cost of goods sold is primarily based on the cost of renewable feedstock. The estimated capital expenditures of the NEXT Refinery are based on preliminary engineering studies, which could be inaccurate. All projections are dependent on NXTCLEAN’s ability to secure the necessary project financing to complete construction of the NEXT Refinery, which is estimated to require $3.1 billion of funding over the life of the project. The projected information should not be construed as fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to rely on the prospective financial information in making a decision regarding the transaction, as actual results are likely to differ materially from the projections.

The projections reflect many quantitative and qualitative estimates and assumptions made as of November 2022, including significant assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict in whole or in part and many of which are beyond NEXT’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” For example, the projections assumed, among other things, that global business, financial and regulatory conditions will not worsen during the projected period, that currently anticipated market opportunities will not vary from expectations, that all of NEXT’s ongoing design and construction plans will show to be successful as and when planned, that NEXT will receive all permitting and regulatory approvals necessary to construct and operate the NEXT Refinery, and that no events outside management’s current plans will occur, for example, the occurrence of significant macroeconomic downturns.

The financial projections for revenue, EBITDA, which is a non-GAAP measurement, capital expenditures and working capital investment and NEXT’s projected commercial development timeline constitute forward-looking statements that were based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NEXT’s control. All projections are innately and necessarily speculative, and NEXT management believes that the prospective financial information in this section covering periods including and beyond 2022 carries high levels of uncertainty and should be read in that context. Because of these assumptions and uncertainties, NEXT anticipates that there is a possibility that the actual results will be materially different from those contained in the projections, including the potential to be materially lower. The inclusion of the projections and anticipated timeline in this proxy statement/prospectus should not be regarded as an indication that ITAQ, NEXT, their respective managements and boards of directors, or their respective representatives considered or currently consider the projections to be an unfailing prediction of future events, and undue reliance should not be placed on the projections.

BY INCLUDING THE PROSPECTIVE FINANCIAL INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS, NEITHER NEXT NOR ITAQ UNDERTAKES ANY OBLIGATION, AND EACH OF THEM EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING BOTH UNANTICIPATED EVENTS AND EVENTS DESCRIBED UNDER “RISK FACTORS” AND IN THE POTENTIAL NEGATIVE FACTORS DESCRIBED IN THE DISCUSSION OF ITAQ’S BOARD APPROVAL OF THE MERGER, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR CHANGE, IN EACH CASE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS ACTUAL RESULTS ARE LIKELY TO DIFFER MATERIALLY FROM THE PROSPECTIVE FINANCIAL INFORMATION. NONE OF NEXT, ITAQ NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY NEXT SHAREHOLDER, ITAQ SHAREHOLDER OR ANY OTHER PERSON THAT THE RESULTS ANTICIPATED BY THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION, OR ANY OTHER RESULTS, WILL BE ACHIEVED. NEXT DOES NOT INTEND TO REFERENCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

The table below includes material revised projected financial information which NEXT management provided to ITAQ and Marshall & Stevens as part of their due diligence (in millions of dollars).

($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Revenue	$0	$0	$0	$0	$1,930	$3,048	$3,255	$3,467	$3,305	$3,358	$3,412	$3,467	$3,523	$3,581
EBITDA	—	(2)	(2)	(14)	588	1,009	1,031	1,044	854	878	888	896	903	912
[Net Cash Flow]
Net Unlevered Free Cash Flow	—	(66)	(994)	(1,541)	11	707	781	787	660	670	676	683	690	696

The material assumptions used by NEXT to prepare the projected financial information included:

•        The projections assumed the NEXT Refinery would be designed and constructed with two Honeywell UOP Ecofining production trains, with each train having nameplate production capacity of 21,000 barrels per day.

•        The projections assumed that the facility will operate on 95% of nameplate capacity during the first year of production, 100% of the nameplate capacity during second year of production, 105% of name capacity during the third year of production, and 110% of nameplate capacity going forward.

•        The projections assumed that the average operating days per year will be 350 days.

•        The projections assumed annual yield outputs on feedstock will be 63.1% Renewable Diesel, 33% SAF 4.72% liquefied petroleum gas (“LPG”), and 4.70% naphtha.

•        The projections assumed that SAF volume will be under a tolling arrangement where NXTCLEAN charges a processing fee of $1.5 per gallon.

•        The projections assumed, for the tolling volume arrangements, that NXTCLEAN’s clients will retain 100% of the value of applicable RIN, LCFS and Blender Tax Credits.

•        The projections assumed prices for Renewable Diesel offtake prices based on the New York Mercantile Exchange (NYMEX) Heating Oil Index and that NXTCLEAN’s offtake clients receive a weighted average index discount of 6.54%.

•        The projections assumed the production of RD will generate D4 (biomass-based diesel) RIN with a forecasted RIN Credit price (per gallon) of $1.92 based on a D4 RIN multiplier of 1.7.

•        The projections assumed that NXTCLEAN’s clients will pay NXTCLEAN a weighted average of 78.3% of the RIN value under offtake contract terms.

•        The projections assumed that NXTCLEAN’s clients will pay a weighted average of 78.27% of LCFS value to NXTCLEAN for contracted (non-tolling) offtake agreements.

•        The projections assumed the current Federal Blenders Tax Credit of $1 per gallon for Renewable Diesel will remain in place during all production years.

•        The projections assumed a California LCFS credit price of $96 per metric ton.

•        The projections assumed the following compositions of feedstock for the applicable production years:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Soybean oil-Midwest	60.0%	60.0%	50.0%	40.0%	35.0%	30.0%	30.0%	30.0%	30.0%	30.0%
Other Vegetable oil-foreign	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Used cooking oil (UCO)	5.0%	5.0%	10.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Animal tallows-high energy	7.5%	7.5%	10.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
White/Yellow Greases	7.5%	7.5%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
U.S. Distillers Corn oil	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Other (emerging oils) 0%	0%	0%	0%	5%	10%	10%	10%	10%	10%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

•        The projections assumed that BP will supply 100% of NXTCLEAN’s feedstock supply on substantially the terms of its existing feedstock supply agreement with BP.

•        The projections assumed that NXTCLEAN will increase the use of low carbon intensity feedstock and decrease the use of soybean oil as a feedstock gradually, which will increase the LCFS value for NXTCLEAN ’s products. Soybean oil has the highest carbon intensities (“CI”) in the mix and it is most accessible feedstock in the market. If NXTCLEAN utilizes higher percentages of low CI feedstock, NXTCLEAN ’s profitability will improve accordingly.

•        The projections assumed that NXTCLEAN will use LPG and naphtha as feed instead of selling for revenue, with such use expected to further decrease the CI by an average of 5.5%.

•        The projections assumed that NXTCLEAN’s carbon capture system will further decrease the CI by an average of 12 (gCO2/MJ).

•        The projections assumed NXTCLEAN’s carbon capture system will capture more than 2,000 metric tons of carbon dioxide (CO2) per day, and that NXTCLEAN will receive section 45Q federal income tax credits with an assumed value of $85 per metric ton.

•        Capital expenditures will decrease heavily in 2026 after completion of construction for the NEXT Refinery.

The key changes in the financial projection revisions from the projections initially provided to ITAQ related to the following items:

•        NEXT’s commercial operations are scheduled to shift to the 1st quarter of 2026 from the 4th quarter 2025, providing an extended time for construction, which reduced some risk, but increased upfront capital costs.

•        An increase in NEXT’s costs over the next three years from $2.1 billion to $2.9 billion reflecting the increased cost of engineering.

•        The announcement of Next’s SAF deal with United.

•        Tax credits anticipated by NEXT due to the Inflation Reduction Act.

NEXT’s initial reported growth being paired back. A further factor affecting EBITDA (due to increased CAPEX) has to do with NEXT’s ongoing need to [    ].

Approval by the Special Committee

The projections were one factor considered by the Special Committee, The Special Committee considered its view that the agreement with United, which included a $5.0 million investment in NEXT along with a potential participation in a major financing, which was signed prior to the execution of the Merger Agreement along with the involvement or investments from BP and Shell confirmed the strategic interest and commitment of major strategic companies to NEXT, which could help facilitate discussions with strategic investors and other capital sources. In discussions with NEXT’s management and various bankers in the industry, ITAQ felt that a significant majority of NEXT’s cash requirements could be financed with debt facilities, which is typical in construction projects such as NEXT’s refinery. In addition, ITAQ felt that the capital required to finance and close the transaction could be accomplished at either the parent level and or project subsidiary level. The Special Committee also considered its view that fuel derived from feedstock could represent a major change in the way airlines purchase fuel. The Committee also considered the possibility that the projections may not be met, in which case the NXTCLEAN stock could lose most if not all of its value. The Special Committee recognized that NEXT faces hurdles to become an income-generating business. NEXT may never obtain the approvals or funding needed to build the NEXT Refinery. NEXT does not currently have the funding necessary to build and operate the NEXT Refinery. Furthermore, the terms of any financing may include covenants which may affect NXTCLEAN’s ability to obtain additional financing and may affect the terms on which NXTCLEAN can purchase feedstock and sell renewable fuel. NEXT management does not have experience in the commercial space which NEXT occupies. NEXT has not yet designed the NEXT Refinery, and there is no guarantee a contractor would be able or willing to do so. The estimated build costs of the NEXT Refinery are based on preliminary engineering studies, which could be inaccurate. Once the NEXT Refinery is built and produces fuel, the fuel cannot be sold until it receives EPA approval, which may not be obtained for years, if ever. NEXT may also face substantial delay in obtaining regulatory approvals, which are necessary for NEXT to commence construction of its refinery. Any delay in obtaining the necessary permits and other regulatory approvals could result in delays and increased costs in constructing its refinery, which could impair its ability to develop its business. NXTCLEAN may be unable to successfully negotiate final, binding terms related to its current non-binding renewable fuel supply and distribution agreements, which could harm NXTCLEAN’s commercial prospects, and the possibility that if NEXT should, at any point, come to the conclusion that a positive FID to proceed with the NEXT Refinery cannot be made, or is not likely to be made, NXTCLEAN will evaluate the situation and seek alternative actions. In addition, NEXT’s renewable fuel may also be less compatible with existing transportation infrastructure than NEXT believes, which may hinder its ability to market its renewable fuel product on a large scale.

Following receipt of the fairness opinion from Marshall & Stevens and its evaluation of the risks and benefits of the acquisition, the Special Committee unanimously approved the Merger Agreement. Because the Special Committee had the authority to approve the Merger Agreement, further approval by ITAQ’s board of directors was not required or obtained.

Timeline of the Business Combination

ITAQ’s CEO had been familiar with NEXT for a few years and is an investor with less than a 1% interest in NEXT. ITAQ’s CEO also has a business relationship with NEXT’s CEO, who is holds a passive investor of approximately 2% in ITAQ’s sponsor and held a passive interest of approximately 2% in the sponsor of a former SPAC controlled by ITAQ’s CEO which consummated its business combination in October 2021.

In February 2022, ITAQ’s CEO refamiliarized himself with NEXT and was impressed with the business traction that NEXT had achieved. He ultimately joined the board of directors to assist with business introductions and company growth. After a couple of months of education and due diligence, the CEO thought there could be some possibilities for NEXT as a SPAC target for ITAQ.

On April 18, 2022, ITAQ’s CEO travelled to Oregon for board meetings and to perform due diligence on NEXT. He met with the other board members and NEXT’s management team over dinner.

On April 19, 2022, full team meetings were conducted throughout the day with NEXT’s management team, its lawyers and consultants.

On April 20, 2022, ITAQ’s CEO attended the board meeting and then travelled to the site to tour Port Westward (site of the proposed facility), and the surrounding area. That evening, NEXT hosted a public relations event with local dignitaries and politicians that are supporting the project. That same day, NEXT provided ITAQ’s management and board with a detailed letter containing significant updates for NEXT.

On April 25, 2022, ITAQ was presented with NEXT’s financial model and a summary deck for ITAQ and its board of directors to review.

On May 3, 2022, a PowerPoint investor presentation was provided to ITAQ from NEXT.

On May 5, 2022, ITAQ’s CEO and NEXT’s CEO undertook a meeting with an investment bank that was being consider by NEXT to discuss Next renewable fuels.

On May 6, 2022, ITAQ’s CEO sent the latest investor presentation to Wells Fargo Securities, the managing underwriter for ITAQ’s IPO for its review and to share with their energy team in preparation for a subsequent meeting.

On May 11, 2022, NEXT’s CEO and CFO made a presentation to ITAQ and its board via video conference.

On May 15, 2022 a non-disclosure agreement was executed with NEXT.

On May 18, 2022, ITAQ’s CEO and NEXT’s CEO undertook a zoom meeting with Goldman Sachs, NEXT’s advisor, to discuss NEXT.

On May 19, 2022, a presentation was scheduled between NEXT, ITAQ’s CEO and another investment banking firm that was being considered by ITAQ to take place on June 1, 2022.

On May 20, 2022, a zoom presentation was made by NEXT to Wells Fargo Securities and its energy team for further due diligence.

On May 23, 2022, NEXT provided ITAQ’s CFO with updated financial models for due diligence purposes.

On May 25, 2022, NEXT provided ITAQ with a video presentation that the army corps of engineers had asked them to produce for due diligence purposes.

That same day, ITAQ’s management and Ellenoff Grossman & Schole (“EGS”), counsel for ITAQ, discussed NEXT. They decided that to manage the potential conflict of interest with ITAQ’s CEO, ITAQ should form a special committee (“Special Committee”) comprised of three of ITAQ’s board members to consider a potential merger with NEXT and that the CEO should recuse himself from all negotiations and voting related to NEXT.

A board consent was discussed with EGS for ITAQ to authorize the formation of the Special Committee.

On June 1, 2022 the Special Committee was formed via a meeting between ITAQ and proposed members of the Special Committee.

On June 2, 2022, a unanimous written consent in lieu of a Board of Directors meeting was prepared by EGS and executed by all members of the board of directors confirming the creation of the Special Committee and detailing its authority. On the same day a meeting was held between ITAQ’s CFO and EGS to discuss a draft Letter of Intent (“LOI”).

On June 3, 2022, a meeting was held with EGS to discuss the terms of the LOI. On the same day a draft LOI was sent to ITAQ’s Special Committee for review and consent to the terms therein. The committee members unanimously agreed to move forward.

On June 4, 2022, the LOI was executed by both parties and weekly due diligence meetings were established between ITAQ, EGS, NEXT and its counsel, ArentFox Schiff (“AFS”).

On June 5, 2022, EGS provided ITAQ with their initial retainer agreement to perform necessary and appropriate due diligence, review and analyze the corporate reorganization of the Proposed Transaction by local counsel for NEXT, prepare and review all of the necessary documentation with respect to the debt or equity financing related to the Proposed Transaction, prepare all of the necessary business combination transaction documentation to effectuate the Proposed Transaction, prepare and review the form of proxy statement, which will require submission to the U.S. Securities and Exchange Commission for its review and comments, review and respond to requests for information by Nasdaq in connection with the Proposed Transaction, and related work.

On June 6, 2022, an initial weekly zoom meeting was held between ITAQ, EGS, NEXT and AFS to discuss the next steps.

On June 8, 2022, ITAQ discussed with EGS potential companies to undertake a fairness opinion.

On June 9, 2022, ITAQ was introduced to MVS Consulting LLC (“MVS”), a leading advisory firm that specializes in energy production and refineries, by one of its board members. A non-disclosure agreement was sent, and a subsequent consulting agreement was executed by ITAQ’s CFO, contracting MVS to perform due diligence and produce a technical review of NEXT.

On the same day, a non-disclosure agreement was executed by the independent investment banking and advisory firm England & Company (“England).

On June 13, 2022, a video conference was held between ITAQ, NEXT, EGS and AFS to discuss the SEC’s proposed new rules for SPACs.

One June 14, 2022, a due diligence meeting was held in Houston between ITAQ’s Special Committee, NEXT’s management team, England and MVS to better understand the chemistry and manufacturing processes utilized to produce NEXT’s renewable diesel.

A subsequent meeting was held between MVS and ITAQ’s Special Committee to gain MVS’s opinion on several items that had been discussed in the meeting with NEXT.

That same day EGS sent its initial legal due diligence request list to NEXT and requested access to its data room.

On June 16, 2022, NEXT and ITAQ held a meeting in Houston with an investment banking firm being considered by NEXT to discuss financing options.

On June 17, 2022, ITAQ had a call with EGS to confirm wall-crossing procedures in connection with a proposed financing.

On June 20, 2022, ITAQ, EGS, NEXT and AFS had their all-hands weekly call to discuss the potential merger. A subsequent call between ITAQ and EGS was held to discuss the initial draft of the merger agreement which was presented to ITAQ by EGS. Also on June 20, ITAQ began working with England on the roadshow presentation for a potential PIPE investment.

On or about June 21, 2022, EGS sent a draft of the Merger Agreement to ITAQ, NEXT and AFS.

On June 23, 2022, ITAQ sent a non-disclosure agreement to Marshall & Stevens prior to engaging them to undertake a fairness opinion to evaluate the potential merger with NEXT. Upon receipt of the executed non-disclosure agreement, a video conference call was undertaken between NEXT, ITAQ and M&S and subsequently M&S was provided with access to NEXT’s data room.

On the same day, ITAQ’s CFO provided ITAQ’s board members with NEXT’s latest financial model which will be the basis for the Special Committee’s due diligence and the review by M&S.

On June 27, 2022, the weekly meeting was held between ITAQ, NEXT and their respective counsels. EGS provided Over the Wall documents to both ITAQ and NEXT.

On June 30, 2022, ITAQ met with England to discuss financing objectives.

On July 5, 2022, an all-hands meeting was held with ITAQ, NEXT, EGS and AFS to discuss the merger, financing and Next’s permit update. It was noted that the LOI was going to expire, so all parties agreed to extend the terms by 30 days.

On July 6, 2022, the M&S engagement letter was executed by ITAQ’s CFO, and the initial due diligence meeting took place between M&S, NEXT, and ITAQ regarding the fairness opinion and a subsequent meeting was scheduled for July 12.

M&S have continued to be in contact with both NEXT and the CFO of ITAQ in making further inquiries.

On July 11, 2022, England provided an engagement letter for England to act as an exclusive placement agent for ITAQ in connection with the proposed private placement. The engagement letter was executed by both parties on the same day. A subsequent financing strategy meeting was held with England and followed up by the weekly all-hands meeting.

During the period from June 21, 2022 to July 19, 2022, AFL and EGS exchanged comments on the June 21, 2022 draft of the Merger Agreement, and on July 19, 2022, EGS sent a revised draft of the Merger Agreement to ITAQ, NEXT and AFS.

Subsequent meetings were held every Monday through the initial filing of the S-4 registration statement to discuss due diligence, timelines, legal and accounting issues.

On August 12, 2022, ITAQ’s audit committee met with management, EGS and ITAQ’s independent auditors, Marcum LLP (“Marcum”) to review the June 30, 2022 10-Q and authorize the filing of the 10-Q.

On August 26, 2022 a zoom meeting was held between ITAQ and England to discuss Wall Crossing procedures and non-disclosure agreements for PIPE investors, requiring any potential Pipe Investor to agree to non-disclosure prior to the filing of an 8-K which included a presentation that was to be provided to potential PIPE investors.

During the last week of August, England’s management travelled to Oregon to meet with the NEXT team, tour its property, conduct further due diligence, and attend meetings with local dignitaries and government members to celebrate the approval of NEXT’s air permit.

On August 30, 2022, ITAQ, NEXT, EGS and AFS approved the extension of the LOI deadline until October 2022.

On August 31, 2022, a meeting was held between Meteora Capital Management (“Meteora”), an investment advisor specializing in SPACs, and ITAQ to discuss redemptions, timing and the implications of the Inflation Reduction Act, including the excise tax on purchases by issuers of its securities, which included redemption payments.

On September 1, 2022 AFS circulated a revised draft of the Merger Agreement for comment.

On September 2, 2022, a meeting was held between NEXT management and ITAQ management to discuss progress towards finalizing a merger agreement.

On September 7, 2022, a zoom meeting was scheduled between M&S and ITAQ’s board and management team to discuss the latest developments with NEXT.

On September 9, 2022, there was a working group session between England and ITAQ to discuss financing issues and the finalization of a deck for PIPE investors.

On September 15, 2022, a revised deck for PIPE investors was provided to ITAQ by England for comment. A subsequent meeting was held between ITAQ management, the CEO of NEXT and England to review and revise the deck and it was forwarded to EGS for review and comment. On the same day an initial draft of the subscription agreement for PIPE investors was circulated by EGS.

On September 29, 2022, England, and the CEOs of NEXT and ITAQ had a meeting in Houston to discuss the PIPE and progress towards the merger agreement. However, as of the date of this filing, the terms of the proposed PIPE have not been determined and no active steps have been taken with respect to the PIPE financing.

On October 3, 2022, EGS circulated the latest draft of the merger agreement to ITAQ, NEXT and AFS for comment. On the same day, an extension of the LOI was agreed to between NEXT and ITAQ and their legal counsels.

On October 11, 2022, ITAQ had a video conference with the accountants and auditors to discuss timing for the 3rd quarter 10-Q.

On October 21, 2022, AFS circulated a revised draft of the Merger Agreement.

On October 21, 2022, England had a meeting with ITAQ and NEXT management teams to discuss PIPE progress.

On November 2, 2022, a video conference took place between ITAQ and Meteora to discuss the potential need for an extension of the date by which ITAQ must complete its initial business combination.

On November 7, 2022 an all-hands meeting was called to get a legal perspective on the potential need to file for an extension.

On November 9, 2022, EGS provided a revised draft merger agreement for review by ITAQ, NEXT and AFS. A draft press release was also circulated between ITAQ, England, NEXT and their investor relations firm prior to final approval by EGS and AFS. On the same day a meeting of ITAQ’s audit committee, with management and the independent auditors, was held via video conference to approve the third quarter financials and the filing of the 10-Q.

On November 10, 2022, M&S provided their draft Phase One Fairness Opinion for the NEXT prospective merger transaction. The Special Committee was given time to review the opinion in preparation for ITAQ’s Special Committee Meeting scheduled for the next day.

On November 11, 2022, M&S presented their findings in Phase One of their Fairness Opinion to ITAQ’s Special Committee via video conference.

On November 12 and 13 2022, a number of video conferences were held between ITAQ, Next, EGS, AFS and England to discuss the timing for executing and filing the definitive Merger Agreement and accompanying exhibits.

On November 18, 2022, M&S presented its formal Fairness Opinion based upon revised financial projections provided by NEXT. The Special Committee voted in favor of accepting the opinion of M&S. The Special Committee also approved the execution of the Merger Agreement on behalf of ITAQ.

On November 19, 2022, EGS provided ITAQ with its due diligence summary on NEXT for review by ITAQ. Numerous drafts of the business combination agreement were circulated among EGS, ITAQ, NEXT, AFS, and all the parties engaged in discussions relating to the final terms and status of the Business Combination Agreement, which were substantially the terms reviewed by M&S in connection with their report.

On November 20, 2022, a video conference was held between ITAQ, NEXT, EGS and AFS to prepare the 8-K and exhibits for submission to the SEC.

On November 21, 2022, the Merger Agreement was executed, and ITAQ filed its Form 8-K, including the exhibits, submitted the press release and the investor presentation as exhibits to the Form 8-K. On the same day, a press release announcing the Business Combination Agreement was issued. On the same day a meeting was held between ITAQ, NEXT, Marcum, EGS, AFS and England to commence preparation of the S-4.

On December 2, 2022, EGS provided ITAQ with board minutes reflecting the November 18th board meeting resolving to accept the opinion of M&S and to proceed with the execution of the Merger Agreement.

On December 12, 2022, weekly all hands meetings commenced between ITAQ, NEXT, EGS, AFS, England and Marcum to discuss the timing and preparation of the S-4.

On December 17, 2022, EGS, in concert with ITAQ began drafting the S-4 document.

Between December 17, 20222 and January 13, 2023, EGS and AFS exchanged drafts the S-4 and discussed the drafts with ITAQ and NEXT and their respective accountants and investment bankers.

Interests of ITAQ’s Officers and Directors in the Merger

When you consider the recommendation of the ITAQ Board in favor of approval of the Business Combination Proposal, you should keep in mind that ITAQ’s initial stockholders, including its directors and executive officers, have interests in the Business Combination Proposal that are different from, or in addition to, the interests of a Public Stockholder or an ITAQ Warrant holder. These interests include, among other things:

•        ITAQ’s chief executive officer, E. Scott Crist, is the managing member of Sponsor and has an economic interest in the Sponsor and, together with a partnership in which he is the general partner, has an equity interest in NEXT. Two of ITAQ’s directors, Aruna Viswanathan and Harvin Moore, are small investors in the Sponsor, and the remaining two directors of ITAQ, R. Greg Smith and Andrew Clark, have a non-voting interest in the Sponsor.

•        If the Merger with NEXT or another business combination is not consummated by April 7, 2023 (15 months from the closing of ITAQ’s IPO) unless such date is extended to up to 18 months from the closing of ITAQ’s IPO or otherwise extended by a vote of the stockholders of ITAQ, ITAQ will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the shares of ITAQ Common Stock held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[            ] based upon the closing price of the ITAQ Class A Common Stock of $[            ] per share on Nasdaq on January            , 2023. On the other hand, if the Merger is consummated, shares of ITAQ Common Stock and ITAQ Private Warrants owned by the Sponsor will continue to be outstanding.

•        The Sponsor purchased 8,037,500 Private Warrants for $8,037,500, or $1.00 per warrant. This purchase took place in a private placement simultaneously with the consummation of the IPO. The net proceeds of the IPO and a portion of the purchase price of the warrants, a total of $175,950,000, representing the proceeds for the IPO and a portion of the purchase price of the Private Warrants was placed in the Trust Account. Such ITAQ Private Warrants had an aggregate market value of $[            ] based upon the closing price of $[            ] per Public Warrant on Nasdaq on January [ ], 2023. The ITAQ Private Warrants and the ITAQ Common Stock underlying the ITAQ Private Warrants will become worthless if ITAQ does not consummate an initial business combination by April 7, 2023, subject to an extension of up to three months (or such later date as may be approved by ITAQ stockholders). On the other hand, if the Merger is consummated, each outstanding ITAQ Warrant will remain outstanding, the value of which will be based on the market price of the warrants. Although the Public Warrants are subject to redemption under certain conditions, the Private Warrants are not subject to redemption as long as they are held by ITAQ’s sponsor, the underwriters of ITAQ’s IPO and their permitted transferees.

•        E. Scott Crist is a director of NEXT and he will be ITAQ’s designee to continue on the NEXT board of directors upon the effectiveness of the Merger. As a director, in the future Mr. Crist may receive cash fees, stock options or stock awards that the NEXT board of directors determines to pay to its directors.

•        If ITAQ is unable to complete an initial business combination by April 7, 2023 or such later date either pursuant to a three month extension which does not require stockholder approval or such later date as may be approved by ITAQ’s stockholders, with ITAQ’s Public Stockholders having the right to have their Public Shares redeemed in connection with any extension being submitted to the stockholders for a vote, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business(es) or claims of vendors or other entities that are owed money by ITAQ for services rendered or contracted for or products sold to ITAQ, but only if such a vendor or target business has not executed a waiver.

•        The Sponsor, as ITAQ’s initial stockholder, and the Sponsor’s affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ITAQ’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ITAQ fails to consummate an initial business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, ITAQ may not be able to reimburse these expenses if the Merger with NEXT or another business combination is not completed by the last day on which a business combination may be completed. As of the date of this proxy statement/prospectus, there are no such unpaid reimbursable expenses.

•        The Business Combination Agreement provides that following the Merger, NEXT will maintain for not less than six years from the Closing provisions in its organizational documents regarding the indemnification and exoneration of current and former officers and directors that are no less favorable to such persons than the provisions in the Existing ITAQ Charter.

•        The Business Combination Agreement provides that a six-year “tail” directors’ and officers’ liability insurance policy covering persons currently covered by ITAQ’s directors’ and officers’ liability insurance policies on terms no less favorable than the terms of such current directors’ and officers’ liability insurance policies will be purchased, and NEXT will or will maintain such “tail” policy for its full term.

•        E. Scott Crist, chief executive officer, chairman and a director, and R. Greg Smith, chief financial officer, hold the same positions with another SPAC, which has submitted a draft registration statement with the SEC that has not, as of the date of this proxy statement/prospectus, been declared effective. ITAQ’s other three directors are nominees for directors of this SPAC. If the Merger is not completed for any reason, ITAQ’s directors and the Sponsor would have a potential conflict of interest in determining which SPAC would negotiate with a particular target company.

•        The Sponsor has a different economic interest in the completion of the Merger than the Public Stockholders. The Sponsor paid nominal consideration for its ITAQ Common Stock and paid $8,037,500 for 8,037,500 warrants. If no consideration is allocated to the warrants, the Sponsor paid $1.87 per share for 4,312,500 shares of common stock. If ITAQ consummates the Merger, the Sponsor may recoup its investment, and even make a profit. If the price of the ITAQ Common Stock drops to $1.88 per share, the Sponsor would make a profit if it sold its shares at that price while the ITAQ Public Stockholders would suffer a significant loss in value. If ITAQ does not complete the Merger, the Sponsor will lose its entire investment. In contrast, the holders of ITAQ’s Public Shares will have paid $10 per share in the IPO or may have paid a higher price in the after-market, and if they choose to hold their shares after the Merger, they may not recoup their investment or make a profit, unless the shares trade at price higher than their purchase price. However, Public Stockholders can instead choose to redeem their Public Shares at the Redemption Price. As a result of these different economic positions, the founders and the public shareholders may have conflicting interests in seeing the Merger completed. The Sponsor may prefer to complete a business combination that would not trade well post-business combination, rather than have no business combination at all. But the Public Stockholders may prefer no business combination at all to a business combination that fails to trade at a premium to their purchase price. In order to protect themselves against any such conflicting interests, Public Stockholders may consider carefully whether they consider the Merger likely to trade at a premium to their purchase price and whether to redeem their Public Shares. Thus, Public Stockholders may choose to redeem their Public Shares whether or not they vote in favor of the Merger.

•        The Inflation Reduction Act of 2022 imposes a 1% non-deductible excise tax on stock buybacks by publicly-traded corporations. Although final regulations have not been issued by the Internal Revenue Service, the redemption by ITAQ of the public shares in connection with the liquidation of ITAQ is likely

•        not to generate an excise tax obligation, but the final determination is subject to complex rules. If there is a partial liquidation as a result of the redemption of ITAQ Public Shares, it most likely will be offset by issuance to the NEXT stockholders and the issuances pursuant to the PIPE Investment and the Investor Notes if the issuances are in the same fiscal year.

Potential Purchases by Related Parties

At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding ITAQ or its securities, the Sponsor, as an initial stockholder of ITAQ, ITAQ’s officers and directors, NEXT, the NEXT officers and directors and/or their respective affiliates, or NEXT stockholders may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ITAQ Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the shares outstanding and entitled to vote at the Special Meeting to approve the Business Combination Proposal vote in its favor, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against a potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or ITAQ Private Warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the price of ITAQ Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase ITAQ Common Stock at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of ITAQ Common Stock by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and would likely increase the chances that such proposal would be approved.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. ITAQ will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions and are known by ITAQ or NEXT. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Satisfaction of the 80% Test

It is a requirement under the Existing ITAQ Charter that any business acquired by ITAQ have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account).

As of March 18, 2021, the date of the execution of the Merger Agreement, the balance of the funds in the Trust Account, without deducting the items described above, was approximately $77.0 million, and 80% thereof represents approximately $61.6 million. In reaching its conclusion on the 80% asset test, the ITAQ Board used as a fair market value the implied post-money pro forma enterprise value of approximately $573 million and an equity value of approximately $722 million at closing, assuming no redemptions by ITAQ Public Stockholders.

The ITAQ Board determined that the consideration being paid in the Merger, which amount was negotiated at arm’s-length, was fair to and in the best interests of ITAQ and its stockholders and appropriately reflected NEXT’s value. The ITAQ Board based this conclusion on a range of qualitative and quantitative factors, such as NEXT’s market position, management experience and opportunities for future growth.

The ITAQ Board believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of NEXT met the 80% requirement. Based on the fact that the fair market value of NEXT, as described above, is in excess of the threshold of approximately $61.6 million, representing 80% of the balance of the funds in the Trust Account without deducting the items described above, the ITAQ Board determined that the fair market value of NEXT was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was met.

Anticipated Accounting Treatment of the Merger

The Business Combination will be accounted for as a reverse recapitalization in accordance with US GAAP. Under this method of accounting, ITAQ will be treated as the “acquired” company for financial reporting purposes and NEXT will be treated as the acquirer for financial statement reporting purposes. This determination was primarily based on NEXT’s business comprising the only ongoing operations of NXTCLEAN, NEXT’s senior management comprising the senior management of NXTCLEAN, NEXT’s directors comprising a majority of the NXTCLEAN Board following the Merger, with ITAQ having the right to designate one director, who is presently a director of NEXT, and NEXT’s stockholders having a majority of the voting power of NXTCLEAN. For accounting purposes, NEXT will be deemed the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of NEXT (i.e., a capital transaction involving the issuance of stock by ITAQ for the stock of NEXT). Accordingly, the consolidated assets, liabilities, and results of operations of NEXT will become the historical financial statements of NXTCLEAN, and ITAQ’s assets, liabilities, and results of operations will be consolidated with NEXT beginning on the effective date, and the shares of ITAQ common stock issued to the NEXT stockholders will be treated as the issued and outstanding shares for fiscal periods prior to the effective time of the Merger, and the shares of ITAQ Common Stock that are outstanding at the effective time, other than shares that are redeemed, will be deemed to have been issued by NEXT at the effective time of the Merger.

Regulatory Matters

The Merger is not subject to any federal or state regulatory requirement or approval, except for the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part, and the filing with the State of Delaware necessary to effectuate the Merger.

No Appraisal Rights

Under Section 262 of the DGCL, the holders of ITAQ Common Stock do not have appraisal rights in connection with the Merger.

Stock Exchange Listing

NEXT will use commercially reasonable efforts to cause, prior to the Effective Time, the ITAQ Common Stock and Warrants to be approved for listing on Nasdaq under the symbols “NXCL” and “NXCLW,” respectively, subject to official notice of issuance. Although ITAQ is presently listed on Nasdaq, because of the Merger it is necessary that ITAQ meet the Nasdaq initial listing requirements at the Effective Time. Approval of the listing on Nasdaq of the ITAQ Common Stock (subject to official notice of issuance) is a condition to each party’s obligation to complete the Merger, and neither party will waive this condition.

ITAQ’s Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

ITAQ is, and following the Merger, ITAQ, renamed NXTCLEAN, will continue to be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, ITAQ will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, ITAQ is a non-accelerated filer and, following the Merger, ITAQ will continue to be a non-accelerated filer. A non-accelerated filer is a company that has either a public float of less the $75 million or a public float from $75 million to less than $700 million and annual revenues of less than $100 million. As long as ITAQ remains a non-accelerated filer, it will be exempt from the auditor attestation requirement. If some investors find ITAQ’s securities less attractive as a result, there may be a less active trading market for ITAQ’s securities and the prices of ITAQ’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. ITAQ has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, ITAQ, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ITAQ’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

ITAQ will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of ITAQ’s initial public offering, (b) in which ITAQ has total annual gross revenue of at least $1.325 billion, or (c) in which ITAQ is deemed to be a large accelerated filer, which means the market value of ITAQ’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which ITAQ has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/prospectus have the meaning associated with that term in the JOBS Act.

Comparison of Rights of NXTCLEAN Stockholders and ITAQ Stockholders

Both ITAQ and NEXT are Delaware corporations and NXTCLEAN will continue as a Delaware corporation. The principal changes in the Restated ITAQ Charter will be the elimination of the provisions that relate to ITAQ’s status as a SPAC, the provision for a classified board of directors and the change in ITAQ’s name to NXTCLEAN. In addition, since, upon the completion of the Merger, the ITAQ Class B Common Stock is automatically converted into ITAQ Class A Common Stock and there is, therefore, only one class of common stock, the name of that class will be changed to Common Stock, with no designation as to class. In addition, the by-laws will be changed to provide that, upon the effectiveness of the Merger, a quorum shall consist of one-third of the outstanding shares of Common Stock, rather than a majority of the outstanding shares, which is ITAQ’s current quorum requirement. See the section titled “Proposal No. 2 — The ITAQ Charter Proposal — Comparison of Stockholder Rights” in this proxy statement/prospectus.

Required Vote

The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ITAQ Common Stock. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” the Business Combination Proposal.

Recommendation of the ITAQ Board of Directors

THE ITAQ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAQ STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE ITAQ CHARTER PROPOSAL

Assuming the Business Combination Proposal is approved, ITAQ stockholders are being asked to adopt the Restated ITAQ Charter by approving the ITAQ Charter Proposal. The ITAQ Charter Proposal, if approved, will provide that ITAQ will amend and restate the Existing ITAQ Charter to change the corporate name of ITAQ to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by ITAQ and NEXT, to provide for a classified board with three classes of directors, to eliminate provisions relating to ITAQ’s status as a SPAC. In addition, since the ITAQ Class B Common Stock automatically converts into Class A Common Stock, which will be the only class of common stock, the name of the common stock will be common stock, with no reference to class.

A copy of the Restated ITAQ Charter, as will be in effect upon consummation of the Merger, is attached as Annex B to this proxy statement/prospectus, and the discussion of the Restated ITAQ Charter is qualified in its entirety by reference to Annex B.

Comparison of Stockholder Rights

The following table sets forth a summary of the differences between the Existing ITAQ Charter and the Restated ITAQ Charter:

Provision	Existing ITAQ Charter	Restated ITAQ Charter
Classification of the Board of Directors

Subject to the special rights of the holders of any series of preferred stock to elect directors, the ITAQ board shall be divided into two classes, as nearly equal in number as possible and designated Class I and Class II. The ITAQ board is authorized to assign members of the Board already in office to Class I and Class II. At each succeeding annual meeting of the stockholders of ITAQ, successors to the class of directors whose term expires at that annual meeting shall be elected for a two-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

The Restated ITAQ Charter provides that its board of directors will be divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term.
Removal of Directors

Subject to the special rights of the holders of any series of preferred stock to elect directors, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of ITAQ entitled to vote generally in the election of directors, voting together as a single class.

The directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of NXTCLEAN’s stockholders entitled to vote generally in the election of directors, voting together as a single class.

Dual Class Structure and Conversion

The current ITAQ Charter provides that the ITAQ Class B common stock shall be convertible into shares of Class A common stock on a one-for-one basis on the Closing of the Business Combination, and under certain circumstances being subject to a different conversion ratio into shares of ITAQ Class A common stock.

The Restated Charter will provide for one class of common stock.

Provision	Existing ITAQ Charter	Restated ITAQ Charter
Stockholder Actions

The Existing ITAQ Charter gives the holders of ITAQ Class B Common Stock veto rights with respect to any amendment to the Existing ITAQ Charter that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the holders of ITAQ Class B Common Stock.

The Restated Charter provides for one class of stock.
Name of the Company	The name of the Corporation is “Industrial Tech Acquisitions II, Inc.”	The name of the Company will be changed to “NXTCLEAN Fuels Inc.”
Provisions Specific to a Blank Check Company and Variation of Rights of Shares Prior to a Business Combination

ITAQ Charter contains provisions relating to the operation of ITAQ as a blank check company prior to the consummation of its initial business combination, including, for example, provisions pertaining to the Trust Account of ITAQ, redemption and time limits within which it must consummate an initial business combination.

The Restated ITAQ Charter will delete the provisions previously included as Article IX in the Restated ITAQ Charter in their entirety because, upon consummation of the Business Combination, ITAQ will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of ITAQ and the terms governing ITAQ’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Common Stock; Preferred Stock

The ITAQ Charter authorized 111,000,000 shares, consisting of (a)110,000,000 shares of common stock, including (i) 100,000,000 shares of ITAQ Class A common stock, and (ii) 10,000,000 shares of ITAQ Class B common stock, and (b) 1,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

NXTCLEAN will be authorized to issue [  ] shares of capital stock, consisting of (a) [  ] shares of Class A Common Stock and (b) 10,000,000 shares of preferred stock. Upon consummation of the Business Combination and assuming no ITAQ Class A common stock are redeemed, it is expected that there will be approximately [  ] shares of NXTCLEAN Common Stock. Following consummation of the Business Combination, NXTCLEAN is not expected to have any preferred stock outstanding.

The ITAQ Charter Proposal is conditioned upon the approval and completion of the Business Combination Proposal and the other Condition Precedent Proposals. If the Business Combination Proposal or any Condition Precedent Proposal is not approved, this ITAQ Charter Proposal will have no effect, even if approved by the ITAQ stockholders. In addition, the effectuation of the Merger is conditioned upon, among other things, the approval of this proposal. If this proposal is not approved, the Merger will not be completed.

Required Vote

The approval of the ITAQ Charter Proposal will require the affirmative vote by the holders of a majority of the outstanding shares of ITAQ Class A Common Stock and the holders of a majority of the outstanding shares of ITAQ Class B Common Stock. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” the ITAQ Charter Proposal.

Recommendation of the ITAQ Board of Directors

THE ITAQ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAQ STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ITAQ CHARTER PROPOSAL.

PROPOSAL NO. 3 — THE ADVISORY CHARTER PROPOSAL

In connection with the Business Combination, ITAQ is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Restated ITAQ Charter. This separate vote is not otherwise required by Delaware law separate and apart from the ITAQ Charter Proposal but, pursuant to SEC guidance, ITAQ is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding this proposal is an advisory vote, and is not binding on ITAQ or the ITAQ Board (separate and apart from the approval of the ITAQ Charter Proposal). The Business Combination is not conditioned on the approval of the Advisory Charter Proposal (separate and apart from approval of the ITAQ Charter Proposal).

ITAQ stockholders will be asked to approve, on a non-binding advisory basis, the amendment to the Existing ITAQ Charter to provide for a classified board with three classes of directors, which is being presented in accordance with the requirements of the SEC (the “Advisory Charter Proposal”).

Required Vote

The approval of the Advisory Charter Proposal will require the affirmative vote by the holders of a majority of the outstanding shares of ITAQ Class A Common Stock and a majority of the holders of the Class B Common Stock. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” the Advisory Charter Proposal.

Recommendation of the ITAQ Board of Directors

THE ITAQ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAQ STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY CHARTER PROPOSAL.

PROPOSAL NO. 4 — THE INCENTIVE PLAN PROPOSAL

Overview

ITAQ is asking ITAQ stockholders to vote upon a proposal to approve the Incentive Plan, including the authorization of the initial share reserve under the Incentive Plan. The ITAQ Board adopted the Incentive Plan on [•], subject to its approval by the ITAQ stockholders. If the stockholders approve the Incentive Plan, it will become effective upon the Closing of the Business Combination.

Purposes of the Incentive Plan

The purposes of the Incentive Plan are (i) to align the interests of NXTCLEAN stockholders and the recipients of awards under the Incentive Plan by increasing the proprietary interest of such recipients in NXTCLEAN’s growth and success, (ii) to advance the interests of NXTCLEAN by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of NXTCLEAN and its stockholders.

Description of the Incentive Plan

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex D to this proxy statement/prospectus and incorporated into this proxy statement/prospectus by reference and the discussion in of the plan is qualified in its entirety by the plan document attached as Annex D.

Administration

The Incentive Plan will be administered by the compensation committee of the NXTCLEAN Board, or a subcommittee thereof, or such other committee designated by the NXTCLEAN Board (the “Plan Committee”), in each case consisting of two or more members of the NXTCLEAN Board. Each member of the Plan Committee is intended to be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) “independent” within the meaning of the rules of the Nasdaq Capital Market. The Compensation Committee will serve as the Plan Committee.

Subject to the express provisions of the Incentive Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such provisions not inconsistent with the Incentive Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the Incentive Plan and to decide questions of interpretation or application of any provision of the Incentive Plan. The Plan Committee may take any action such that (i) any outstanding options and SARs become exercisable in part or in full, (ii) all or any portion of a restriction period on any outstanding awards lapse, (iii) all or a portion of any performance period applicable to any awards lapse, and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the Incentive Plan to the NXTCLEAN Board (or any members thereof), a subcommittee of the NXTCLEAN Board, a member of the NXTCLEAN Board, the Chief Executive Officer or other executive officer of the NXTCLEAN as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the NXTCLEAN Board, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Types of Awards

Under the Incentive Plan, NXTCLEAN may grant:

•        Non-qualified stock options;

•        Incentive stock options (within the meaning of Section 422 of the Code);

•        Stock appreciation rights (“SARs”); and

•        Performance awards.

Available Shares

Subject to the capitalization adjustment provisions contained in the Incentive Plan, the number of shares of NXTCLEAN Common Stock initially available for awards under the Incentive Plan is equal to [            ]. Subject to the capitalization adjustment provisions contained in the Incentive Plan, no more than [•] shares of NXTCLEAN Common Stock in the aggregate may be issued under the Incentive Plan in connection with incentive stock options. The number of shares available under the Incentive Plan shall increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2024, and continuing until (and including) the calendar year ending December 31, 2033, with such annual increase equal to the lesser of (i) 4% of the number of shares issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the NXTCLEAN Board. The number of shares that remain available for future grants under the Incentive Plan shall be reduced by the sum of the aggregate number of shares that become subject to outstanding options, outstanding free-standing SARs, outstanding stock awards and outstanding performance awards denominated in shares, in each case, other than substitute awards.

To the extent that shares subject to an outstanding option, SAR, stock award or performance award granted under the Incentive Plan or the Prior Plan, other than substitute awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related tandem SAR or shares subject to a tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares shall again be available under the Incentive Plan. In addition, shares subject to an award under the Incentive Plan or the Prior Plan shall again be available for issuance under the Incentive Plan if such shares are (x) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR or (y) shares delivered to or withheld by NXTCLEAN to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by NXTCLEAN on the open market with the proceeds of an option exercise shall not again be available for issuance under the Incentive Plan.

The number of shares available for awards under the Incentive Plan shall not be reduced by (i) the number of shares subject to substitute awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with NXTCLEAN (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under the Incentive Plan (subject to applicable stock exchange requirements).

Shares to be delivered under the Incentive Plan shall be made available from authorized and unissued shares, or authorized and issued shares reacquired and held as treasury shares or otherwise or a combination thereof.

As of [•], the closing share price of a share of ITAQ Class A Common Stock was $[•] per share.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control of NXTCLEAN, the NXTCLEAN Board (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level, in each case, on such terms and conditions and at such time or times as the Plan Committee shall determine. In addition, in the event of a change in control, the NXTCLEAN Board may, in its discretion, require that any outstanding award shall be assumed or continued or that shares of capital stock of the corporation resulting from or succeeding to the business of NXTCLEAN pursuant to such change in control (or a parent corporation thereof) or other property be substituted for some or all of the shares subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the NXTCLEAN Board, and/or require outstanding awards, in whole or in part, to be surrendered to NXTCLEAN in exchange for a payment of cash, shares of capital stock in the company resulting from the change in control, or the parent thereof, other property, or a combination of cash and shares or other property.

Under the terms of the Incentive Plan, a change in control is generally defined to include (i) certain acquisitions of more than 50% of NXTCLEAN’s then outstanding securities entitled to vote in the election of directors of NXTCLEAN, (ii) the consummation of any merger, consolidation or reorganization of NXTCLEAN, other than any such transaction that does not result in a change in (a) the majority of the directors constituting NXTCLEAN and (b) more than 50% of NXTCLEAN’s then outstanding securities entitled to vote in the election of directors of NXTCLEAN, (iii) any transaction or series of transactions in which all or substantially all of NXTCLEAN’s assets are disposed, or (iv) a change in the NXTCLEAN Board resulting in the incumbent directors ceasing to constitute at least a majority of the NXTCLEAN Board over a 24-month period.

Clawback of Awards

The awards granted under the Incentive Plan and any cash payment or shares of common stock delivered pursuant to an award are subject to forfeiture, recovery by NXTCLEAN or other action pursuant to the applicable award agreement or any clawback or recoupment policy which NXTCLEAN may adopt from time to time, including any such policy which NXTCLEAN may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

Effective Date, Termination and Amendment

The Incentive Plan will become effective as of the closing of the Business Combination and will terminate on the 10th anniversary of the effective date of the Incentive Plan, unless earlier terminated by the NXTCLEAN Board. The NXTCLEAN Board may amend the Incentive Plan or any award agreement at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including any rule of the Nasdaq, or any other stock exchange on which the shares are then traded and provided that no amendment may be made that seeks to modify the non-employee director compensation limit under the Incentive Plan or that materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Eligibility

Participants in the Incentive Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors, and agents of NXTCLEAN and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. The aggregate value of cash compensation and the grant date fair value of shares of common stock that may be awarded or granted during any fiscal year of NXTCLEAN to any non-employee director will not exceed $[•] (or, $[•], with respect to the fiscal year of a non-employee director’s initial service as a non-employee director); provided, however, that this limit shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by NXTCLEAN or compensation received by the director in his or her capacity as an executive officer or employee of NXTCLEAN. It is anticipated that, as of the closing of the Business Combination, approximately [•] employees and four non-employee directors will be eligible to participate in the Incentive Plan if selected by the Plan Committee to participate.

Stock Options and SARs

The Incentive Plan provides for the grant of stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than 10 years after its date of grant. If the option is an incentive stock option and the optionee owns greater than 10% of the voting power of all shares of capital stock of NXTCLEAN (a “ten percent holder”), then the option will be exercisable for no more than five (5) years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of NXTCLEAN Common Stock on the date of grant, unless the option is an incentive stock option and the optionee is a 10% holder, in which case the exercise price will not be less than the price required by the Code (currently 100% of fair market value).

No SAR granted in tandem with an option (a “tandem SAR”) will be exercised later than the expiration, cancellation, forfeiture or other termination of the related option, and no free-standing SAR will be exercised later than 10 years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of NXTCLEAN Common Stock on the date of grant, provided that the base price of a tandem SAR will be the exercise price of the related option. A

SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of NXTCLEAN Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of NXTCLEAN Common Stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant with or service to NXTCLEAN of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Plan Committee and set forth in the applicable award agreement. Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of the Common Stock subject to such option or SAR.

Stock Awards

The Incentive Plan provides for the grant of stock awards. The Plan Committee may grant a stock award as a restricted stock award either without consideration from the participant or for such amount of cash or other consideration as the Plan Committee deems appropriate. A restricted stock award is an award of actual shares of common stock which are subject to certain restrictions determined by the Plan Committee.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of NXTCLEAN, including the right to vote and receive dividends with respect to shares of restricted stock applicable to all holders of NXTCLEAN Common Stock; provided, however, that the Plan Committee shall have the discretion to have the Company accumulate and hold dividends and distributions and pay the same to the participant when the restrictions lapse. Such dividends and distributions attributable to a restricted stock award that is forfeited will also be forfeited.

Stock Award Units

The Incentive Plan provides for the grant of stock award units which may be settled in shares of NXTCLEAN Common Stock, cash or a combination thereof as specified in the applicable award agreement. Unless otherwise specified in the award agreement, the holder of a stock award unit will have no rights of a stock holder (including voting or dividends or other distribution rights) with respect to any stock award units prior to the date they are settled in shares of NXTCLEAN Common Stock. The award agreement may specify that the holder of a stock award unit will be entitled to receive, on a current or deferred basis, dividends or other distributions, with respect to the number of shares of NXTCLEAN Common Stock subject to such award. Any dividend equivalents with respect to stock award units that are subject to performance-based vesting conditions will be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a stock award or stock award unit, or the forfeiture and cancellation of a stock award or stock award unit (i) upon a termination of employment with or service to NXTCLEAN or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The Incentive Plan also provides for the grant of performance awards. A performance award is an award of shares of common stock or units that are only earned if certain conditions are met. The Committee has the discretion to determine the number of shares of common stock or stock-denominated units subject to a performance share award, the applicable performance period, the conditions that must be satisfied for a participant to earn an award, and any other terms, conditions, and restrictions of the award.

Performance Goals

Under the Incentive Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of New NEXT Common Stock subject to certain awards, may be made subject to the satisfaction of performance goals. The performance goals shall mean one or more goals established by the Plan Committee based upon business criteria or other performance measures determined by the Plan Committee in its discretion.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment with or service to NXTCLEAN or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Other Equity-Based Awards

The Plan Committee is authorized to grant other equity-based awards, in amounts and subject to conditions as determined by the Plan Committee as set out in an award agreement.

Vesting

The Plan Committee has the authority to determine the vesting schedule of each award, and to accelerate the vesting and exercisability of any award.

Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the Incentive Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the Incentive Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the Incentive Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Section 162(m)

Section 162(m) generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation’s (i) chief executive officer, (ii) chief financial officer, (iii) three most highly compensated executive officers other than the chief executive officer or chief financial officer and (iv) any employee of the corporation who was an individual described in clauses (i), (ii) or (iii) in any preceding taxable year beginning after December 31, 2016.

Stock Options

A participant will not recognize taxable income at the time an option is granted and NXTCLEAN will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two (2) years from the date the option was granted and one (1) year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and NXTCLEAN will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition, and (2) the fair market value of those shares on the date of exercise over the exercise price, and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and NXTCLEAN will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by NXTCLEAN, and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code. If the SARs are settled in shares, then when the shares are sold the participant will recognize capital gain or loss on the difference between the sale price and the amount recognized at exercise (whether the gain is long-term or short-term depends on how long the shares are held).

Stock Awards

A participant will not recognize taxable income at the time restricted stock (i.e., stock subject to restrictions constituting a substantial risk of forfeiture) is granted and NXTCLEAN will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by NXTCLEAN (or the applicable employer) as compensation expense, subject to the limitations under Section 162(m) of the Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

The tax consequences of any other type of stock award will depend on the structure and form of such award. A participant who is granted a stock award in the form of shares of NXTCLEAN Common Stock that are not subject to any restrictions under the Incentive Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares over the amount paid for the shares, and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Stock Award Unit

A participant will not recognize taxable income at the time a restricted stock unit is granted and NXTCLEAN will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by NXTCLEAN, and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and NXTCLEAN will not be entitled to a tax deduction at that time. Upon settlement of a performance award, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by NXTCLEAN, and NXTCLEAN (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Section 409A

Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Depending on how they are structured, certain equity-based awards may be subject to Section 409A of the Code, while others are exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest penalties. The Plan and awards granted under the Plan are intended to be exempt from or conform to the requirements of Section 409A of the Code.

New Plan Benefits

The number of stock options and other forms of awards that will be granted under the Incentive Plan is not currently determinable.

Equity Compensation Plan Information

Prior to the Effective Time, ITAQ has no equity compensation plans or outstanding equity awards.

Required Vote

The approval of the Incentive Plan Proposal will require the affirmative vote by the holders of a majority of the outstanding shares of ITAQ Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereat. Abstentions and Broker Non-Votes will not affect the vote, as long as a quorum is present.

The Merger is conditioned upon the approval of the Incentive Plan, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Plan, if the Merger is not consummated for any reason, the actions contemplated by the Incentive Plan will not be effected.

The Sponsor has agreed to vote all of its shares in favor of the Incentive Plan Proposal.

Recommendation of the ITAQ Board

THE ITAQ BOARD UNANIMOUSLY RECOMMENDS THAT ITAQ’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 — THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved at the Special Meeting, we are requesting that stockholders approve and adopt a proposal to elect the individuals below as directors to the NXTCLEAN Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following NXTCLEAN’s annual meeting of stockholders in 2023, each Class II director having a term that expires immediately following NXTCLEAN’s annual meeting of stockholders in 2024 and each Class III director having a term that expires immediately following NXTCLEAN’s annual meeting of stockholders in 2025, or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.

We are proposing [•] to serve as the Class I directors, [•] to serve as Class II directors and [•] to serve as Class III directors.

Information regarding each nominee is set forth in the section entitled “Management of the NXTCLEAN Following the Business Combination”.

Vote Required for Approval

If a quorum is present, directors are elected by a plurality of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.

If the Business Combination Proposal or the Charter Proposals are not approved and the applicable conditions in the Merger Agreement are not waived, the director election proposal will not be presented at the meeting.

The Closing is conditioned on the approval of each of the Condition Precedent Proposals. It is important for you to note that in the event that the Condition Precedent Proposals do not receive the requisite vote for approval, we will not consummate the Business Combination.

Following consummation of the Business Combination, the election of directors of NXTCLEAN will be governed by its charter documents and the laws of the State of Delaware.

The Sponsor and ITAQ’s directors and officers have agreed to vote the ITAQ Founder Shares and any ITAQ’s public shares owned by them in favor of the Director Election Proposal. See “Proposal 1 — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement” for more information.

Recommendation of the ITAQ Board

THE ITAQ BOARD UNANIMOUSLY RECOMMENDS THAT ITAQ’S STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH THE NOMINEES LISTED IN THIS PROXY STATEMENT/PROSPECTUS.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the ITAQ Board to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Business Combination Proposal or the ITAQ Charter Proposal. In no event will ITAQ solicit proxies to adjourn the Special Meeting or consummate the Merger beyond the date by which it may properly do so under the Existing ITAQ Charter and Delaware law. The purpose of the Adjournment Proposal is to provide more time for ITAQ’s stockholders, NEXT and the NEXT stockholders to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Proposal the ITAQ Charter Proposal and to meet the requirements that are necessary to consummate the Merger. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of ITAQ’s Directors and Officers in the Merger” and “— Potential Purchases by Related Parties.”

In addition to an adjournment of the Special Meeting upon approval of an Adjournment Proposal, the ITAQ Board is empowered under Delaware law to postpone the Special Meeting at any time prior to the meeting being called to order. In such event, ITAQ will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement of the Special Meeting.

Consequences if the Adjournment Proposal is Not Approved

If an Adjournment Proposal is presented to the Special Meeting and is not approved by the ITAQ stockholders, the ITAQ Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Proposal or the ITAQ Charter Proposal.

Required Vote

Adoption and approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of ITAQ Common Stock represented virtually or by proxy at the Special Meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal and Broker Non-Votes will have no effect on the Adjournment Proposal, assuming a quorum is present. Adoption of the Adjournment Proposal is not conditioned upon the adoption of the Merger Proposal.

Recommendation of the ITAQ Board of Directors

THE ITAQ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAQ STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

APPROVALS OF NEXT STOCKHOLDERS

On [      ], the stockholders of NEXT voted to approve the Merger Agreement and related transaction by a written consent signed by the holder of more than a majority of the NEXT Common Stock.

THE MERGER AGREEMENT

For a discussion of the Merger structure and Merger consideration provisions of the Merger Agreement, see the section entitled “Proposal No. 1 — The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. All ITAQ stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

The Merger Agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Merger Agreement and not to provide any other factual information regarding ITAQ, NEXT or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and the schedules to the Merger Agreement which are an integral part of the Merger Agreement and are not separated filed as an exhibit to the registration statement of which this proxy statement/proxy is a part.

The Merger

On November 21, 2022, Industrial Tech Acquisitions II, Inc., a Delaware corporation (“ITAQ”) entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with NEXT Renewable Fuels, Inc., a Delaware corporation (the “Company” or “NEXT”), and ITAQ Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ITAQ (“Merger Sub”), pursuant to which Merger Sub will be merged with and into NEXT, and NEXT will become a wholly-owned subsidiary of ITAQ, which will change its corporate name to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by the ITAQ and NEXT (the merger of Merger Sub into NEXT and the transactions contemplated by the Merger Agreement collectively, the “Transaction” or the “Business Combination”). ITAQ and NEXT, following effectiveness of the Business Combination are both referred to herein as the “Combined Company.”

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, following the Closing (of the Merger, Merger Sub will merge with and into NEXT, with NEXT continuing as the surviving entity and wholly-owned subsidiary of ITAQ, and with each stockholder holder of NEXT receiving newly-issued ITAQ securities, including, as applicable, shares of ITAQ Class A Common Stock and/or options or warrants pursuant to which ITAQ Class A common stock will be issued, as further described below.

Prior to, and contingent upon, the Closing, the Company is to effect the Recapitalization, pursuant to which all convertible debt shall be converted into common stock. The total number of shares of ITAQ Class A Common Stock to be issued to the Company stockholders, including holders of Outstanding NEXT Options and Outstanding NEXT Warrants (the “Merger Consideration”) shall be determined by dividing (i) $450,000,000, which is the value of the Merger Consideration, by (ii) the Redemption Price, which is an amount equal to the price at which each public share of ITAQ Class A Common Stock may be redeemed pursuant to the redemption provisions of ITAQ’s certificate of incorporation. The number of shares of ITAQ Class A Common Stock to be issued in respect of each share of Company Common Stock, determined after completion of the Recapitalization (the “Conversion Ratio”), shall be determined by dividing the Merger Consideration by the Total NEXT Shares. The Total NEXT Shares shall mean the sum of (i) the number of shares of NEXT Common Stock outstanding after giving effect to the Recapitalization (excluding (x) any shares held by the Company or a subsidiary of the Company, and (y) any shares of NEXT Common Stock issuable upon conversion or exercise of the United Warrants and the Investor Notes), (ii) the number of shares of NEXT Common Stock issued pursuant to a proposed equity financing by NEXT (iii) the number of shares of NEXT Common Stock issuable upon exercise of outstanding NEXT Options, and NEXT Warrants (excluding the United Warrants). No fractional shares of ITAQ Class A Common Stock shall be issued to holders of NEXT Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of ITAQ Class A Common Stock.

Each option or warrant exercisable for Company common stock that is not exercised prior to the Closing will be assumed by ITAQ and automatically converted into an option or warrant exercisable for shares of ITAQ Class A Common Stock, in each case subject to the equivalent terms and conditions as the option or warrant exercisable for Company common stock, with the number of shares of ITAQ Class A Common Stock and the exercise price being adjusted to reflect the Conversion Ratio.

Closing and Effective Time of the Merger

The closing of the Merger will take place on the second business day following the satisfaction or waiver of the conditions set forth in the Merger Agreement and summarized below under the subsection entitled “— Conditions to Closing of the Merger,” unless ITAQ and NEXT agree in writing to another time or unless the Merger Agreement is terminated pursuant to its terms.

Representations and Warranties

The Merger Agreement contains representations and warranties made by each of the Company and ITAQ as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Investor Notes

In November 2022, NEXT entered into a strategic investment agreement with United Airlines Ventures, a subsidiary of United Airlines Holdings, Inc. (“United”), pursuant to which NEXT issued to United 500,000 shares of NEXT Common Stock at $5.00 per share and warrants to purchase up to 4,000,000 shares of NEXT Common Stock at exercise price of $5.00 per share and United could continue to invest up to a total of $37.5 million, as long as NEXT meets certain milestones.

The agreement contemplates that NEXT and NRFO, would jointly issue to United $15 million in secured convertible notes (the “Investor Notes”). The Investor Notes would be convertible into ITAQ Class A Common Stock at an agreed upon discount, with NEXT issuing notes of like tenor to strategic investors and other approved investors as part of an issuance of notes in the maximum principal amount of $50,000,000 or such other amount as is acceptable to NEXT, ITAQ and, if the amount is less than $50,000,000, United. The terms of the Notes are to be acceptable to NEXT subject to the consent of ITAQ, such consent not to be unreasonably delayed, denied or conditioned. ITAQ agreed that it would consent to the issuance of the ITAQ Class A Common Stock in connection with the conversion of these notes. See “Investor Notes” above.

Covenants of the Parties

Under the Merger Agreement, during the period prior to the Closing (the “Interim Period”), NEXT has agreed, except as expressly contemplated by other provisions of the Merger Agreement, or as set forth in disclosure schedules, required by applicable law, or unless ITAQ otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts necessary or appropriate to maintain its business and organization, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

•        amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, except for certain exceptions as contemplated by the Merger Agreement, or engage in any hedging transaction with a third Person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $200,000 individually or $500,000 in the aggregate;

•        increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law;

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, in each case except as required by applicable law or in compliance with GAAP;

•        transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company intellectual property, Company licensed intellectual property or other Company intellectual property (excluding non-exclusive licenses of Company IP to customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

•        terminate, waive or assign any material right under any Company material contract or enter into any contract that would be a Company material contract, in any case outside of the ordinary course of business consistent with past practice;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary other than in the ordinary course of business as currently conducted or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with NEXT’s outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by NEXT, its subsidiaries or its Affiliates) not in excess of $200,000 individually or $500,000 in the aggregate;

•        close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than as provided in the Merger Agreement;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than as provided in the Merger Agreement;

•        enter into any agreement or understanding, including any informal agreement, which could result in the payment of a transaction bonus to any person whether prior to or subsequent to the Closing;

•        other than with respect to the Investor Notes voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a NEXT material contract or NEXT Benefit Plan or otherwise in the ordinary course of business;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of NEXT;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement, including, but not limited to the Key Environmental Permits;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

•        incur any Indebtedness unless such Indebtedness is convertible into NEXT Common Stock pursuant to the Recapitalization on terms reasonably acceptable to ITAQ;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•        authorize or agree to do any of the foregoing actions.

Additionally, under the Merger Agreement, during the Interim Period, ITAQ has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless NEXT otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

•        amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that ITAQ shall not be prevented from borrowing funds, including from Industrial Tech Partners II, LLC (the “Sponsor”) necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including the PIPE financing transactions and any Extension Expenses);

•        make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

•        make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

•        amend, waive or otherwise change the Trust Agreement in any manner adverse to ITAQ;

•        terminate, waive or assign any material right under any ITAQ material contract or enter into any Contract that would be a ITAQ material contract;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting ITAQ’s outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, ITAQ or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in ITAQ’s financials;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

•        except with respect to the PIPE financing, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of the Merger Agreement during the Interim Period;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        enter into any agreement, understanding or arrangement with respect to the voting of ITAQ securities;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

•        authorize or agree to do any of the foregoing actions.

Conditions to Closing of the Merger

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of ITAQ and NEXT; (ii) approvals of any filings required to be made with any governmental authorities (“Regulatory Approvals”) and completion of any antitrust expiration periods, in each case, as applicable; (iii) no law or order preventing the Transaction; (iv) upon the Closing, ITAQ having net tangible assets of at least $5,000,001 after redemptions and any PIPE investment; (v) the members of the Post-Closing ITAQ Board shall have been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement, and (vi) the Registration Statement shall have been declared effective by the SEC and no stop-order being in effect.

In addition, unless waived by NEXT, the obligations of NEXT to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAQ of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAQ being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) ITAQ having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to ITAQ since the date of the Merger Agreement which is continuing and uncured; (iv) the total of the proceeds from the PIPE Offering plus the amount remaining in the Trust Account after Redemptions, net of expenses, being not less than $50,000,000.

Unless waived by ITAQ, the obligations of ITAQ and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by NEXT of customary certificates and other Closing deliverables: (i) the representations and warranties of NEXT being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) NEXT having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to NEXT and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (iv) the termination of certain contracts; (v) the Lock-Up Agreements, Employment Agreements and Non-Competition Agreements being in full force and effect and the Recapitalization having been completed as required under the Merger Agreement; and (vi) key environmental permits being in full force and effect.

Fees and Expenses

All Transaction Expenses incurred in connection with the Merger Agreement and the Transactions contemplated thereby will be paid by the party incurring such expenses; provided, however, that, at or following the Closing, all expenses payable by the NEXT and ITAQ will be payable by the NEXT or Merger Sub and may be paid from the Trust Account.

Amendments

The Merger Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of such parties.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (a) by mutual written consent of ITAQ and NEXT; (b) by either ITAQ or NEXT if any of the conditions to Closing have not been satisfied or waived by July 14, 2023 (the “Outside Date,” (provided that, if (A) ITAQ obtains an extension of the period of time in which it is required to complete an initial business combination, ITAQ may extend the Outside Date for additional periods equal to the shortest of (i) three additional months in the aggregate, (ii) the period ending on the last date for ITAQ to consummate a business combination pursuant to the latest of any such extensions, or (iii) such period as determined by ITAQ, and (B) if, on or prior to July 14, 2023, the SEC has not declared the Registration Statement effective, the Outside Date shall be automatically extended to August 31, 2023, provided that a breach or violation of the Merger Agreement shall not give rise to a right of termination of the Merger Agreement by either party; (c) by either ITAQ or NEXT if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (d) by either ITAQ or NEXT in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (e) by ITAQ if there has been a Material Adverse Effect on NEXT and its subsidiaries following the date of the Merger Agreement that is uncured and continuing; (f) by either ITAQ or NEXT if the stockholders of ITAQ do not approve the Merger Agreement and the Transaction at a special meeting held by ITAQ; and (g) by either ITAQ or NEXT if NEXT holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Transaction and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees. ITAQ and NEXT agreed to each be responsible for 50% of any filing fees and expenses under any applicable antitrust laws.

Trust Account Waiver

NEXT agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in ITAQ’S Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).

Tax Consequences

For United States federal income tax purposes, U.S. Holders of ITAQ Common Stock and/or Public Warrants will not recognize gain or loss as a result of the Merger because no such securities are being exchanged for the securities of any other company. For a description of certain material U.S. federal income tax consequences of the Merger, see the section entitled “U.S. Federal Income Tax Consequences.”

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, ITAQ and NEXT entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of NEXT who are required to approve the Transaction. Under the Voting Agreements, each these stockholder unconditionally and irrevocably agreed to vote all of such stockholder’s shares of NEXT (i) in favor of the Merger, the Merger Agreement and the Transaction and the other matters to be submitted to NEXT Securityholder for approval in connection with the Transaction and they agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction, and (ii) to vote the shares in opposition to: (A) any acquisition proposal and any and all other proposals (x) for the acquisition of NEXT, or (y) which are in competition with or materially inconsistent with the Merger Agreement or the Ancillary Documents in each case in the manner and subject to the conditions set forth in the Voting Agreements. The Voting Agreements prevent transfers of NEXT shares held by the NEXT stockholder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Letter Agreement

In connection with ITAQ’s IPO, the Sponsor and ITAQ’s officers and directors entered into the Letter Agreement on January 11, 2022. Pursuant to the Letter Agreement, among other provisions, (i) the Sponsor and the Insiders agreed that if ITAQ seeks stockholder approval of a proposed business combination, then in connection with such proposed business combination, the Sponsor and the Insiders will vote any shares of capital stock owned by the Sponsor or such Insider in favor of any proposed business combination and not redeem any shares of ITAQ Common Stock owned by such person in connection with such stockholder approval, (ii) each of the Sponsor and the Insiders agrees that it, he or she will not transfer any Founder Shares (or shares of ITAQ Common Stock issuable upon conversion thereof) until the earlier of (a) one year after the completion of ITAQ’s initial business combination or (b) subsequent to the business combination, (x) if the last sale price of the ITAQ Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after ITAQ’s initial business combination or (y) the date on which ITAQ completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of ITAQ’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (c) the Sponsor and each Insider agrees that it, he or she will not Transfer any Founder Shares, ITAQ Private Warrants or shares of ITAQ Common Stock issued or issuable upon the conversion of the Founder Shares or exercise of the ITAQ Private Warrants, until 30 days after the completion of a business combination.

Lock-Up Agreements

Following the execution of the Merger Agreement, and pursuant to the Merger Agreement, certain stockholders of NEXT, who will hold [    ] shares of ITAQ Common Stock upon completion of the Merger, based on the currently outstanding NEXT common stock, entered into Lock-Up Agreements with ITAQ pursuant to which they agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the one (1) year anniversary of the Closing (subject to early release if NEXT consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ITAQ restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ITAQ restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the ITAQ restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences for (1) holders of shares of ITAQ Class A Common Stock that elect to have their ITAQ Class A Common Stock redeemed for cash if the Business Combination is completed and (2) holders of NEXT Common Stock. This discussion applies only to ITAQ Class A common stock, NXTCLEAN common stock or NEXT Common Stock, as applicable, that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to material U.S. federal income tax consequences and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker dealers;

•        insurance companies;

•        dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of ITAQ Class A Common Stock, NXTCLEAN Common Stock or NEXT Common Stock;

•        persons holding ITAQ Class A Common Stock, NXTCLEAN Common Stock or NEXT Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies or real estate investment trusts;

•        persons subject to the alternative minimum tax provisions of the Code;

•        persons who received their shares of ITAQ Class A Common Stock, NXTCLEAN Common Stock or NEXT Common Stock as compensation;

•        persons holding ITAQ Class A Common Stock or NEXT Common Stock eligible for the benefits of Sections 1045 or 1202 of the Code;

•        persons subject to the applicable financial statement accounting rules under Section 451(b) of the Code;

•        partnerships or other pass-through entities for U.S. federal income tax purposes; and

•        tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them under the circumstances described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Ellenoff Grossman & Schole LLP will deliver an opinion that the statements under this section titled “The Business Combination Proposal (Proposal 2) — Material U.S. Federal Income Tax Consequences” constitute the opinion of Ellenoff Grossman & Schole LLP. In rendering its opinion, counsel assumes that the statements and facts concerning the Business Combination set forth in this proxy statement/prospectus and in the Merger Agreement, are true and accurate in all respects, and that the Business Combination will be completed in accordance with this proxy statement/prospectus and the Merger Agreement. Counsel’s opinion also assumes the truth and accuracy of certain representations and covenants as to factual matters made by ITAQ, NEXT and Merger Sub in tax representation letters provided to counsel. In addition, counsel bases its tax opinion on the law in effect on the date of the opinion and assumes that there will be no change in applicable law between such date and the time of the Business Combination. If any of these assumptions is inaccurate, the tax consequences of the Merger could differ from those described in this proxy statement/prospectus.

ITAQ has not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of ITAQ Class A Common Stock, NXTCLEAN Common Stock or NEXT Common Stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•        an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

A “Non-U.S. holder” is a beneficial owner of ITAQ Class A Common Stock, NXTCLEAN Common Stock or NEXT Common Stock who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Redemption of ITAQ Class A Common Stock

In the event that a holder’s shares of ITAQ Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of ITAQ Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of ITAQ Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of ITAQ Class A Common Stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of ITAQ Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of ITAQ Class A Common Stock.” If the redemption does not qualify as a sale of shares of ITAQ Class A

Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of shares of ITAQ Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of ITAQ Common Stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of ITAQ’s stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of ITAQ’s shares outstanding both before and after the redemption. The redemption of ITAQ Class A Common Stock generally will be treated as a sale of ITAQ Class A Common Stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in ITAQ or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of ITAQ stock actually owned by the holder, but also shares of ITAQ stock that are constructively owned by the holder. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include ITAQ Class A Common Stock which could be acquired pursuant to the exercise of the Private Warrants or the Public Warrants. Moreover, any of ITAQ’s stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of ITAQ’s outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of ITAQ Class A Common Stock must, among other requirements, be less than 80% of the percentage of ITAQ’s outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of ITAQ Class A Common Stock and the ITAQ Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of ITA stock actually and constructively owned by the holder are redeemed or (2) all of the shares of ITAQ’s stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of ITAQ Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in ITAQ. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in ITAQ will depend on the particular facts and circumstances.

However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of ITAQ Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed ITAQ Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a U.S. holder.

Taxation of Distributions.    If ITAQ’s redemption of a U.S. holder’s shares of ITAQ Class A Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of ITAQ Class A common stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from ITAQ’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in ITAQ Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Common Stock and will be treated as described below under the section entitled “— Redemption of ITAQ Class A Common Stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of ITAQ Class A Common Stock.”

Dividends ITAQ pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends ITAQ pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the ITAQ Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of ITAQ Class A Common Stock.    If ITAQ’s redemption of a U.S. holder’s shares of ITAQ Class A Common Stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of ITAQ Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of ITAQ Class A Common Stock redeemed. A U.S. holder’s adjusted tax basis in its ITAQ Class A Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of ITAQ Class A Common Stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the ITAQ Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of ITAQ Class A Common Stock (shares of ITAQ Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. holder.

Taxation of Distributions.    If ITAQ’s redemption of a Non-U.S. holder’s shares of ITAQ Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A common stock,” to the extent paid out of ITAQ’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, ITAQ will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of ITAQ Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the ITAQ Class A Common Stock, which will be treated as described below under the section entitled “— Redemption of ITAQ Class A Common Stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of ITAQ Class A Common Stock.”

It may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and such determination will depend in part on a Non-U.S. holder’s particular circumstances, therefore ITAQ or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Accordingly, ITAQ or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s shares of ITAQ Class A Common Stock, unless (i) ITAQ or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of ITAQ Class A Common Stock”). There can be no assurance that ITAQ or any applicable withholding agent will establish such special certification procedures. If ITAQ or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, the Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of ITAQ Class A Common Stock.    If ITAQ’s redemption of a U.S. holder’s shares of ITAQ Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of ITAQ Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        ITAQ is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held ITAQ Class A common stock and, in the circumstance in which shares of ITAQ Class A Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of ITAQ Class A Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of ITAQ Class A Common Stock.

There can be no assurance that ITAQ Class A Common Stock will be treated as regularly traded on an established securities market for this purpose. Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30%.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, ITAQ may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. ITAQ believes that ITAQ is not, and has not been at any time since ITAQ’s formation, a United States real property holding corporation, and ITAQ does not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to ITAQ Class A Common Stock and proceeds from the sale, taxable exchange or taxable redemption of ITAQ Class A Common Stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on ITAQ Class A Common Stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of ITAQ Class A Common Stock.

INFORMATION ABOUT ITAQ

ITAQ’s Organization

ITAQ was incorporated on January 4, 2021, as a Delaware corporation, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. ITAQ’s efforts to identify a prospective target business were not limited to any particular industry or geographic region; however, given the experience of its management team and Board, ITAQ has generally focused its search on industrial technology companies with an enterprise value of approximately $200 million to $900 million. Specifically, ITAQ focused its search on targets operating in technology-focused areas that include software, mobile and IoT applications, digital and energy transformation, cloud and cyber communications, as well as high bandwidth services, like LTE, remote sensing and 5G communications. Prior to executing the Merger Agreement with NEXT, ITAQ’s efforts were limited to organizational activities, activities relating to its IPO and, since completing the IPO, the evaluation of possible targets with which to consummate an initial business combination.

The IPO Registration Statement was declared effective on January 11, 2022. On January 14, 2022, ITAQ consummated its IPO of 17,250,000 Units (including 2,250,000 Units issued pursuant to the full exercise of the underwriters’ over-allotment option) at $10.00 per Unit, with each Unit comprised of one share of ITAQ Class A Common Stock and one-half of a redeemable Public Warrant, generating gross proceeds of $172,500,000.

Simultaneously with the closing of the IPO, ITAQ consummated the sale of 8,037,500 ITAQ Private Warrants at a price of $1.00 per ITAQ Private Warrant in a private placement to the Sponsor, generating gross proceeds of $8,037,500.

In connection with ITAQ’s organization, ITAQ issued an aggregate of 4,312,500 Founder Shares to the Sponsor, for $25,000 in cash, of which up to 562,500 shares were subject to forfeiture to the extent that the underwriters do not exercise their overallotment option in full. As a result of the full exercise of the underwriters’ over-allotment option, no Sponsor shares were forfeited, and such Sponsor shares are no longer subject to forfeiture.

ITAQ’s principal executive office is located at 5090 Richmond Ave, Suite 319, Houston, Texas 77056, and its telephone number is 713-599-1300. After the consummation of the Merger, ITAQ’s principal executive office will be that of NEXT.

Trust Account

Following the closing of the IPO and the sale of Over-allotment Units to the underwriters on January 14, 2022, an amount of $175,950,000 (the “Proceeds”) comprised of $169,050,000 of the proceeds from the IPO and sale of Over-allotment Units and $6,900,000 of the proceeds of the sale of the ITAQ Private Placement Warrants was placed in the Trust Account maintained by Continental Stock & Transfer Co., acting as trustee. The Proceeds have been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the Proceeds held in the Trust Account that may be released to ITAQ to pay its franchise and income tax obligations (less up to $50,000 of interest to pay dissolution expenses), the Proceeds will not be released from the Trust Account until the earliest of (a) the completion of ITAQ’s initial business combination (such as the Merger and Business Combination with NEXT), (b) the redemption of any ITAQ Public Shares properly submitted in connection with a stockholder vote to amend the Existing ITAQ Charter, and (c) the redemption of ITAQ’s Public Shares if ITAQ is unable to complete an initial business combination by the Deadline Date (as it may be extended), subject to applicable law. The Proceeds deposited in the Trust Account could become subject to the claims of ITAQ’s creditors, if any, which could have priority over the claims of ITAQ’s Public Stockholders. Interest earned on the Proceeds held in the Trust Account may be used to pay NEXT’s franchise and income tax obligations.

Emerging Growth Company; Smaller Reporting Company

ITAQ is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, ITAQ is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find ITAQ’s securities less attractive as a result of ITAQ’s qualification as an “emerging growth company,” there may be a less active trading market for ITAQ’s securities, and the prices of ITAQ’s securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. ITAQ intends to take advantage of the benefits of this extended transition period.

If the Merger is not completed, ITAQ will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following January 14, 2026, (b) in which ITAQ has total annual gross revenue of at least $1.325 billion, or (c) in which ITAQ is deemed to be a large accelerated filer, which means the market value of ITAQ’s Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which ITAQ has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, ITAQ is a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. ITAQ will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of ITAQ’s common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) ITAQ’s annual revenues exceeded $100 million during such completed fiscal year and the market value of ITAQ’s common stock held by non-affiliates exceeds $700 million as of the prior June 30th.

Fair Market Value of Target Business

Nasdaq rules require that ITAQ complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the Proceeds and any other funds held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account, which were waived by Wells Fargo) at the time of ITAQ’s signing a definitive agreement in connection with ITAQ’s initial business combination.

NEXT must have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for its initial business combination (November 21, 2022) to comply with Nasdaq requirements. ITAQ’s board of directors has determined that this test is met in connection with the proposed Business Combination with NEXT.

Liquidation if No Business Combination

Under the Existing ITAQ Charter, if ITAQ does not complete a business combination by the Deadline Date of April 14, 2023, as it may be extended as described herein, ITAQ will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses) divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish ITAQ Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining ITAQ Stockholders and the ITAQ Board, liquidate and dissolve, subject in each case to ITAQ’s obligations under DGCL to provide for claims of creditors and the requirements of other applicable law.

ITAQ’s Existing Charter provides that ITAQ will only redeem its Public Shares so long as (after such redemption) its net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of an initial business combination and after payment of underwriters’ fees and commissions (so that ITAQ is not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to its initial business combination. The Merger Agreement with NEXT provides that ITAQ with the assistance of NEXT, will use its commercially reasonable efforts to enter into agreements with investors pursuant to which the Investors will agree to purchase from ITAQ at the Closing securities to have such terms and conditions as shall be acceptable to ITAQ subject to the approval of NEXT, such approval not to be unreasonably withheld, delayed or conditioned, of up to $50,000,000 or such other amount as may be acceptable to ITAQ.

The Existing ITAQ Charter provide that a Public Stockholder, together with any affiliate of such Public Stockholder and any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 2,587,500 shares, which is 15% of the Public Shares. Such restriction will also be applicable to ITAQ’s affiliates.

Each of the Sponsor and ITAQ’s officers and directors agreed to waive their rights to participate in any distribution from the Trust Account or other assets with respect to the Founder Shares and Public Shares they own. There will be no distribution from the Trust Account with respect to the Outstanding ITAQ Warrants, which will expire worthless if ITAQ is liquidated.

The proceeds deposited in the Trust Account could, however, become subject to the claims of ITAQ’s creditors that could would be prior to the claims of the ITAQ Public Stockholders. Although ITAQ has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses ITAQ has negotiated with, including NEXT, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, and although ITAQ will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such Agreements. The Sponsor has agreed, pursuant to an Agreement with ITAQ, that it will be personally liable to ensure that the proceeds in the Trust Account are not reduced to less than the lesser of $10.20 or the actual amount per Public Share held in the trust account as of the date of liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, by the claims of target businesses or claims of vendors or other entities that are owed money by ITAQ for services rendered or contracted for or products sold to ITAQ, but only if such a vendor or target business has not executed such a waiver. Moreover, the Sponsor will not be personally liable to the ITAQ Public Stockholders and instead will only have liability to ITAQ. However, the Sponsor may not be able to satisfy his indemnification obligations if it is required to do so as ITAQ has not required the Sponsor to retain any assets to provide for its indemnification obligations, nor has ITAQ taken any further steps to ensure that the Sponsor will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than $10.20, plus interest, due to claims of creditors. Additionally, if ITAQ is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and state debtor/creditor law, and may be included in ITAQ’s bankruptcy estate and subject to the claims of third parties with priority over the claims of ITAQ’s stockholders. For example, distributions received by stockholders could be viewed as either a “preferential transfer” or a “fraudulent conveyance” under such laws and, as a consequence, a bankruptcy court could seek to recover some or all amounts received by our stockholders. To the extent any bankruptcy claims deplete the Trust Account, ITAQ cannot assure you it will be able to return to the ITAQ Public Stockholders at least $10.20 per share. ITAQ’s Public Stockholders are entitled to receive funds from the Trust Account only in the event of its failure to complete a business combination by the Deadline Date (as it may be extended), or if the ITAQ Stockholders properly seek to have ITAQ redeem their respective shares upon a business combination which is actually completed by ITAQ. ITAQ cannot assure you that claims will not be brought against ITAQ for these reasons. To the extent that an excise tax is payable in connection with the partial liquidation of ITAQ, the tax is an obligation of ITAQ and it is possible that funds from the Trust Account may be used for that purpose if ITAQ has no other funds.

ITAQ will pay the costs of any subsequent liquidation from its remaining assets outside of the Trust Account, if any.

Employees

ITAQ currently has two officers. These individuals are not obligated to devote any specific number of hours to ITAQ’s matters, but they have devoted and intend to continue devoting as much of their time as they deem necessary to ITAQ’s affairs until ITAQ has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for its initial business combination and the stage of the initial business combination process it is in. ITAQ does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Set forth below is information concerning ITAQ’s officers and directors.

Name	Age	Position
E. Scott Crist	58	Chief Executive Officer, Chairman and Director
R. Greg Smith(1)	64	Chief Financial Officer and Director
Andrew Clark(1)	60	Independent Director
Harvin Moore	58	Independent Director
Aruna Viswanathan(1)	51	Independent Director

____________

(1)      Member of the Special Committee

E. Scott Crist, ITAQ’s Chairman and Chief Executive Officer since January 2021, has over 30 years of business experience and an extensive background as an entrepreneur, venture capitalist and chief executive officer. Mr. Crist has been a director of NEXT since January 2022. He has founded, built and successfully exited a number of businesses in the technology, telecommunications, and industrial sectors, including companies involved in emerging 5G, AI and IoT technologies. He has been a partner at Texas Ventures, a leading technology venture firm since March 2000, and the Chief Executive Officer of Osperity, Inc. a market leader in AI-assisted industrial computer vision since August 2019. In addition, Mr. Crist served as the CEO of Industrial Tech Acquisitions, Inc., a blank check company that raised over $75 million in its initial public offering in September 2020, consummating an initial business combination with Arbe Robotics Ltd. in October 2021. Following that business combination, Mr. Crist has been serving as a member of the board of directors of Arbe Robotics Ltd. In 2012, Mr. Crist founded VA-Gov Housing Fund, a partnership of profit and non-profit companies advocating for US veterans and their families, where he has since served as its Chairman. In this capacity, he became a large lender for the US government’s homeless shelter program for veterans while deploying significant capital and achieving a blended internal rate of return of approximately 15% for the “for-profit” limited partners. From April 2016 to September 2019, Mr. Crist was Chief Executive Officer and Chairman of Infrastructure Networks, a leading 4G and 5G-LTE wireless broadband provider for the energy industry, until its control position sale to Apollo Global Management, and has been serving as a member of its board since then. From 2000 to 2002, Mr. Crist was founding chairman of Asset Nation Inc., formerly known as SalvageSale, Inc., (“SalvageSale”) an ecommerce leader in the surplus and salvage industry for the insurance brokerage and underwriting industry. The company was acquired by Ritchie Bros Auctioneers Inc. (NYSE: RBA) (“Ritchie Brothers”) in May 2012. The original SalvageSale platform served as a cornerstone of the Ritchie Brothers ecommerce strategy. Earlier in his career, from 1994 to 2000, Mr. Crist was the founder and Chief Executive Officer of Telscape International Inc., a telecommunications company focused on emerging global markets and built Telscape from its start-up stage through multiple acquisitions, into a publicly traded industry leader with a market cap in excess of $100 million. From 1991 to 1995, he was President and Chief Executive Officer of Matrix Telecom, Inc., a long-distance telecommunications company, which ranked 7th on the list of the 500 fastest growing private companies in the US by Inc. Magazine in 1995. Mr. Crist was named an Ernst & Young Entrepreneur of the Year in 2000 for the Texas region, and holds a BS in Electrical & Computer Engineering from North Carolina State University. He has an MBA from the Kellogg School at Northwestern University, and is a former adjunct professor and current lecturer at Rice University’s Jones Graduate School of Business. ITAQ believes this experience makes ITAQ well suited to identify, source, negotiate and execute an initial business combination with the goal of pursuing exceptional risk-adjusted returns for our stockholders.

R. Greg Smith, ITAQ’s Chief Financial Officer since January 2021 and one of its directors since January 2022, has more than 30 years of corporate finance and management experience, including the last 25 years in capacities of Chief Financial Officer, Senior Vice President Mergers and Acquisitions, Executive Vice President and Director of venture and private equity-backed private and public companies and their respective subsidiaries. In addition, Mr. Smith served as the CFO of Industrial Tech Acquisitions, Inc., a blank check company that raised over $75 million in its initial public offering in September 2020 and which consummated an initial business combination with Arbe Robotics Ltd. In October 2021. He has extensive experience in mergers, acquisitions and divestitures, including due diligence, valuation analysis, transaction negotiations, term sheets, letters of intent and definitive agreements. He served as Chief Financial Officer for Infrastructure Networks, Inc., a leading 5G-LTE wireless & IoT communications platform digitizing the energy patch in North America from February 2017 through May 2020 and subsequently served as a special advisor. In his capacity as chief financial officer of Infrastructure Networks Inc., he helped grow the company organically during his tenure. From June 2004 to January 2017, he worked for various companies in the wireless broadband industry, including as the founder, Chief Executive Officer, Chief Financial Officer, Executive Vice president and member of its board of directors of ERF Wireless, Inc. (OTC:ERFB) from August 2004 through July 2015, which provided high-speed broadband and remote connectivity for mission-critical applications to energy companies, banks, and hospitals. Mr. Smith received a BBA degree in Finance and minor in Economics from Sam Houston State University.

Andrew Clark, an ITAQ director since January 2022, has over 30 years of business experience spanning many facets of technology, industrial and energy businesses. He has been a founder and principal with The Castell Group, an investment and advisory firm assisting companies in technology businesses, since 2003. He interacts with some of the region’s top entrepreneurs on a daily basis, assisting them with their businesses while identifying the best business and investment opportunities. In addition, Mr. Clark was a director of Industrial Tech Acquisitions, Inc., a blank check company that raised over $75 million in its initial public offering in September 2020 which consummated an initial business combination with Arbe Robotics Ltd. in October 2021. He also served as a director of Texas Halo Fund I, LLC since 2012, of AETolls, LLC since 2018 and of TapNpay, Inc. since 2020. Mr. Clark also served as a director of Surge Accelerator, LLC (2011 to 2013), Quarri, Inc. (2010 to 2017), Onit, Inc. (2010 to 2012), and Metal Networks (2013 to 2016). His corporate career includes positions at Reliant Energy (now NRG) as VP of Interactive Marketing from 2000 to 2003, Director of Strategy at Compaq Computer (now Hewlett Packard) from 1989 to 2000, and a consultant with Coopers & Lybrand (now Pricewaterhouse Coopers) 1985 to 1989. He began his private equity investment experience at Compaq Computer where he served as an observer on various boards. He is a graduate of The Wharton School of the University of Pennsylvania where he received his BS degree in Economics with a concentration in Entrepreneurship, and was both a Benjamin Franklin Scholar and a University Scholar.

Harvin Moore, an ITAQ director since January 2022, has been a principal of Frontera Technology Ventures (“Frontera”) since July 1991. From December 2018 until January 2021, Mr. Moore served on the governing board of the Houston Angel Network, a nonprofit organization dedicated to supporting startups with financial resources and mentorship. From June 2019 until July 2021, he served as a President, Director, member of the Audit Committee and Chief Executive Officer of Houston Exponential, an independent non-profit focused on accelerating the growth of the technology innovation ecosystem of Houston, Texas, and as the co-chairman of the Houston Aerospace and Aviation Regional Task Force, a committee of the Greater Houston Partnership, that pursues commercial arrangements in aerospace and aviation for the Houston region, from August 2020 until July 2021. In addition, Mr. Moore was a director of Industrial Tech Acquisitions, Inc., a blank check company that raised over $75 million in its initial public offering in September 2020 and which consummated an initial business combination with Arbe Robotics Ltd. in October 2021. Mr. Moore has been involved in the technology innovation movement in Texas since the 1990s as entrepreneur, advisor, and venture investor. As a Principal of Frontera, Mr. Moore has invested in and/or advised growth-stage technology companies, holding equity stakes in many of Frontera’s portfolio clients. Mr. Moore has also been a director of Frontera Furniture Company since October 1991 and Emeritus International Education since August 2017. In addition, Mr. Moore has been deeply involved with K12 education since 1996, having worked with several prominent education reform organizations, including KIPP, Inc., a public charter school network, as a founding director, Treasurer, and Vice Chairman from 1997 to 2003. Mr. Moore was elected to the Board of Education of Houston Independent School District in 2003, and was re-elected three subsequent times before retiring as the longest serving member in 2017. Mr. Moore was the Chief Operating Officer and Director of both Space Service Holdings, Inc. (2003-2015), and Sentinel Satellite Inc. (2008-2014). Mr. Moore currently serves on the governing boards of TXRX Labs, a non-profit makerspace and job training organization, since December 2018, The Manned Spaceflight Educational Foundation Inc, d/b/a Space Center Houston, a nonprofit which operates the visitor center for NASA’s Johnson Space Center Space Center Houston, since September 2012, and the Powell Foundation, a private charitable foundation supporting public education, arts, conservation and human services, since December 2000, where he also serves on the audit committee and as Treasurer. He holds a Master of Business Administration in Finance from

New York University, and a Bachelor of Arts in Economics from Northwestern University. ITAQ believes Mr. Moore is well qualified to serve on ITAQ’s Board due to his extensive operational and management experience in technology and finance related organizations.

Aruna Viswanathan, one of ITAQ’s directors since January 2022, has been serving as the Chief Operating Officer of AlphaX Decision Sciences (“AlphaX”), a provider of artificial intelligence software and cloud infrastructure solutions, since August 2017. In addition, Ms. Viswanathan was a director of Industrial Tech Acquisitions, Inc., a blank check company that raised over $75 million in its initial public offering in September 2020 and which consummated an initial business combination with Arbe Robotics Ltd. in October 2021. Prior to her position at AlphaX, from July 2016 to August 2017, she was the Chief Operating Officer of The RBR Group, a technology development and commercialization firm. From April 2006 through June 2016, Ms. Viswanathan was a partner at Clearspring Capital Group and involved in managing two private equity funds that provided growth financing across a broad range of industries. Notable exits from the funds includes BorderComm/XC Networks (acquired by Transtelco in 2013), Softlayer Technologies, Inc. (acquired by International Business Machines Corporation (IBM) (NASDAQ: IBM) in 2013), and Sweet Leaf Tea Company (acquired by Nestle S.A. (OTCMKTS: NSRGY in 2011). In addition, as the former Director of Operations and board member for the Houston Technology Center from 2001 through 2006, Ms. Viswanathan helped direct the growth of the organization and launched the Gulf Coast Regional Center for Innovation and Commercialization. She was employed by Motorola Solutions Inc’s (NYSE: MSI) Wireless Signal Processing Division from 1994 through 1999 and began her career at Advanced Micro Devices, Inc. (NASDAQ: AMD) as an Associate Engineer from 1991 to 1993. Appointed by Texas Governor Rick Perry, Ms. Viswanathan served a five-year term beginning in 2007 on the Texas Emerging Technology Fund Committee, is a former Director for the Houston Angel Network and has been a current board member and past-President of the Houston Chapter of The Indus Entrepreneurs (TiE) since January 2014, a global entrepreneurship organization, since 2014 and was on the Board of Advisors for the Cullen College of Engineering at the University of Houston from 2005 through 2013. Ms. Viswanathan is the 2018 recipient of the Indo American Chamber of Commerce “Women in Business Award” in Houston, the recipient of the 2011 Houston Business Journal’s 40 under 40 awards and the 2003 Women in Technology award from the Association of Women in Computing. Ms. Viswanathan, graduated with a Bachelor of Science and Master of Science in Electrical Engineering from University of Texas, Austin and a Master of Business Administration from Rice University. ITAQ believes Ms. Viswanathan is well qualified to serve on ITAQ’s Board due to her extensive operational and management experience in technology and finance related organizations.

Number and Terms of Office of Officers and Directors

ITAQ’s board consists of five directors divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to its first annual meeting of stockholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, ITAQ is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. The term of office of the first class of directors, consisting of Messrs. Clark and Moore will expire at its first annual meeting of stockholders, which ITAQ expects will be held in 2023. The term of office of the second class of directors, consisting of Messrs. Crist and Smith and Ms. Viswanathan, will expire at the second annual meeting of stockholders.

ITAQ’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. ITAQ’s board of directors is authorized to appoint persons to the offices set forth in its bylaws as it deems appropriate. ITAQ’s bylaws provide that its officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the ITAQ Board.

Nasdaq listing standards require that a majority of ITAQ’s Board be independent. Nasdaq will also require that a majority of the Post-Closing ITAQ Board be independent for ITAQ to remain listed. An “independent director” is defined generally as a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. ITAQ’s Board has determined that Messrs. Clark and Moore and Ms. Viswanathan are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. ITAQ’s independent directors have regularly scheduled meetings at which only independent directors are present. Mr. Clark, Mr. Moore and Ms. Viswanathan are minor investors with a non-voting equity interest in the Sponsor, and Mr. Smith and Mr. Clark have non-voting equity interests in the Sponsor. The ITAQ Board does not believe that this interest affects the status of Mr. Clark, Mr. Moore and Ms. Viswanathan as independent directors.

Executive Compensation

None of ITAQ’s officers has received any cash compensation for services rendered to it. Since consummating the IPO, ITAQ has been paying the Sponsor $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Merger and Business Combination (or its liquidation if it fails to consummate a business combination by the Deadline Date, as it may be extended), ITAQ will cease paying these monthly fees. Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by ITAQ to its officers and directors prior to, or in connection with, any services rendered in order to effectuate the consummation of its initial business combination (regardless of the type of transaction that it is).

However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on ITAQ’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations and targets. ITAQ does not have a policy that prohibits its sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. The audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, ITAQ does not expect to have any additional controls in place governing the reimbursement payments to directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of an initial business combination, such as the Merger and Business Combination, directors or members of ITAQ’s management team who remain with ITAQ may be paid consulting or management fees from the combined company (NXTCLEAN). All of these fees will be fully disclosed to ITAQ’s Stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to its stockholders in connection with a proposed initial business combination, such as the Business Combination with NEXT. ITAQ has not established any limit on the amount of such fees that may be paid by the combined company to its directors or members of management following the Merger. It is unlikely the amount of such compensation will be known at the time of the Merger and Business Combination, because the directors of NXTCLEAN will be responsible for determining officer and director compensation. Any compensation to be paid to ITAQ’s officers or directors following the Merger and Business Combination will be determined, or recommended to the Post-Closing ITAQ Board for determination, either by a compensation committee constituted solely of independent directors or of a majority of the independent directors on the Post-Closing ITAQ Board.

ITAQ does not intend to take any action to ensure that members of its management team maintain their positions with ITAQ after the consummation of its initial business combination, although it is possible that some or all of its officers and directors may negotiate employment or consulting arrangements to remain with ITAQ after its initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with ITAQ may influence ITAQ’s management’s motivation in identifying or selecting a target business. However, ITAQ does not believe that the ability of its current management to remain with it after the consummation of its initial business combination will be a determining factor in a decision to proceed with any potential business combination, and it is not a deciding factor in ITAQ’s decision to recommend for approval the Merger and Business Combination Proposal. ITAQ is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

Certain Relationships and Related Party Transactions

On January 12, 2021, ITAQ issued an aggregate of 4,312,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.006 per share. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares upon completion of the IPO. Up to 562,500 Founder Shares were subject to forfeiture by the Sponsor; however, as a result of the full exercise by the underwriters of their overallotment option, no Founder Shares are subject to forfeiture. The Founder Shares (including, for the avoidance of doubt, the Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 8,037,500 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $8,037,500. The private placement warrants are identical to the units sold in ITAQ’s IPO, except that the ITAQ Private Placement Warrants, so long as they are held by the Sponsor, the underwriters or their permitted transferees, (i) will not be redeemable by ITAQ, (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of its initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The private placement warrants (including the shares of Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. As discussed earlier, since the date of the IPO, ITAQ pays an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial business combination or our liquidation, ITAQ will cease paying these monthly fees.

Prior to the closing of the IPO, ITAQ’s Sponsor agreed to loan ITAQ up to $300,000 to be used for a portion of the expenses of its initial public offering. This loan was non-interest bearing, unsecured, and due at the earlier of December 31, 2022 or the closing of its IPO. The loan was repaid in full on January 14, 2022, upon the closing of the IPO out of the offering proceeds that have been allocated to the payment of offering expenses (other than the waived deferred underwriting commissions). ITAQ overpaid $26,615 to the Sponsor, which was returned by the Sponsor on January 19, 2022.

In addition, in order to finance transaction costs in connection with an intended initial business combination, such as the Merger and Business Combination, the Sponsor or an affiliate of the Sponsor or certain of ITAQ’s officers and directors may, but are not obligated to, loan ITAQ Working Capital Loans as may be required. As of December 31, 2021, there were no amounts outstanding under any Working Capital Loans. If Working Capital Loans are extended to ITAQ, it would repay such Working Capital Loans upon consummation of an initial business combination. If the Merger and Business Combination are not consummated and ITAQ does not consummate an alternative business combination, then ITAQ may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans, but no proceeds from the Trust Account would be used for such repayment.

Up to $1,500,000 of such Working Capital Loans may be convertible into ITAQ Private Placement Warrants or equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued warrants to purchase 1,500,000 shares if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the ITAQ Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such Working Capital Loans by the Sponsor or its affiliates, or its officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. ITAQ does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as ITAQ does not believe third parties will be willing to loan such funds or provide a waiver against any and all rights to seek access to funds in the Trust Account.

If the Merger and Business Combination are approved and consummated, members of ITAQ’s management team who remain with ITAQ may be paid consulting, management or other fees from the combined company, NEXT. Any and all such fees have been fully disclosed in this proxy statement/prospectus.

ITAQ Principal Stockholders

The following table sets forth information regarding the beneficial ownership of ITAQ’s common stock, based on information obtained from the persons named below, with respect to the beneficial ownership of common stock owned on [      ], as adjusted to give effect to the consummation of the Merger and the PIPE Investment, by:

•        each person known by ITAQ to be the beneficial owner of more than 5% of its outstanding common stock;

•        each of ITAQ’s executive officers and directors that beneficially owns ITAQ’s common stock; and

•        all ITAQ’s executive officers and directors as a group.

In the table below, (i) percentage ownership of outstanding ITAQ Common Stock is based on 21,562,500 shares of ITAQ Common Stock outstanding, and (ii) the percentage as adjusted is based on [            ] shares of ITAQ Common Stock outstanding in the No Redemption Scenario and [            ] shares of ITAQ Common Stock outstanding on a Maximum Redemption Scenario. For every Public Share redeemed, the number of Public Shares of ITAQ Common Stock outstanding upon completion of the Merger will decrease by one Public Share of ITAQ Common Stock. The table below does not include the ITAQ Common Stock underlying the Outstanding ITAQ Warrants because these securities are not exercisable within 60 days of the date of this proxy statement/prospectus.

Unless otherwise indicated, ITAQ believes that all persons named in the table have sole voting and investment power with respect to all common stock beneficially owned by them.

Name and Address(1)	No. Shares	Outstanding %	No Redemption Scenario %(5)	Maximum Redemption Scenario %(5)
Industrial Tech Partners II, LLC(2)	4,312,500	20.0%
E. Scott Crist(2)	4,312,500	20.0%
R. Greg Smith(3)	—	—	—	—
Andrew Clark(3)	—	—	—	—
Aruna Viswanathan(3)	—	—	—	—
Harvin Moore(3)	—	—	—	—
All executive officers and directors as a group (5 individuals)
Other 5% Stockholders
Saba Capital Management, LP(4)	1,225,000%

____________

(1)      Unless otherwise noted, the business address is c/o Industrial Tech Acquisitions II, Inc., 5090 Richmond Ave, Suite 319, Houston, Texas 77056.

(2)      Represents shares held by Industrial Tech Partners II, LLC, ITAQ’s sponsor. E. Scott Crist is the managing member of ITAQ’s sponsor and may be deemed to have beneficial ownership of the common stock held directly by ITAQ’s sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)      Mr. Clark, Mr. Moore and Ms. Viswanathan are minor investors with a non-voting equity interest in the Sponsor and Mr. Smith and Mr. Clark have non-voting equity interests in the Sponsor. Does not include any shares held by ITAQ’s Sponsor.

(4)      According to a Schedule 13G filed on January 21, 2022, Saba Capital Management, L.P., Boaz R. Weinstein, and Saba Capital Management GP, LLC acquired 1,225,000 shares of Class A common stock. The business address for the reporting persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174. The stock ownership of these stockholders is as of January 21, 2022.

(5)      The percentages under the No Redemption Scenario and Maximum Redemption Scenario reflect the issuance of ITAQ Class A Common Stock to the stockholders of NEXT and the issuance of a total of [              ] share of ITAQ Class A Common Stock pursuant to the PIPE Subscriptions and the conversion of the Investor Notes.

ITAQ SELECTED FINANCIAL INFORMATION

The following statements of operations data for the period from January 4, 2021 (inception) through December 31, 2021, balance sheet data as of December 31, 2021 and statements of cash flows data for the period January 4, 2021 (inception) to December 31, 2021 have been derived from ITAQ’s audited financial statements included elsewhere in this proxy statement/prospectus. You should read this Summary Financial Data section together with ITAQ’s financial statements as restated and the related notes and “ITAQ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.

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ITAQ’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of ITAQ’s financial condition and results of operations should be read in conjunction with the financial statements for the year ended December 31, 2021 and 2020 contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. See Cautionary Note Concerning Forward-Looking Statements.

Overview

ITAQ is a blank check company formed under the laws of the State of Delaware on January 4, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While ITAQ may pursue an initial Business Combination target in any business, industry or geographical location, ITAQ intended to focus its search on targets operating in the technology-focused areas including software, mobile and IoT applications, digital and energy transformation, cloud and cyber communications as well as high bandwidth services, including LTE, remote sensing and 5G communications. We have neither engaged in any operations nor generated any revenues to date.

On November 21, 2022, ITAQ entered into the Merger Agreement with NEXT and Merger Sub pursuant to which Merger Sub will be merged with and into NEXT, and NEXT will become a wholly-owned subsidiary of ITAQ, which will change its corporate name to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by the ITAQ and NEXT (the merger of Merger Sub into NEXT and the transactions contemplated by the Merger Agreement). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, following the Closing, Merger Sub will merge with and into NEXT, with NEXT continuing as the surviving entity and wholly-owned subsidiary of ITAQ, and with each NEXT Stockholder receiving newly-issued ITAQ securities, including, as applicable, shares of ITAQ Class A common stock and/or options or warrants pursuant to which ITAQ Class A common stock will be issued as described in this proxy statement/prospectus.

Prior to, and contingent upon, the Closing, NEXT is to effect the Recapitalization pursuant to which all convertible debt shall be converted into common stock, and the total number of shares of ITAQ Class A Common Stock to be issued to the NEXT stockholders, including holders of NEXT Options and NEXT Warrants (the “Merger Consideration”) shall be determined by dividing (i) $450,000,000, which is the value of the Merger Consideration, by (ii) the Redemption Price, which is an amount equal to the price at which each public share of ITAQ Class A Common Stock may be redeemed pursuant to the redemption provisions of ITAQ’s certificate of incorporation. The number of shares of ITAQ Class A Common Stock to be issued in respect of each share of Company Common Stock, determined after completion of the Recapitalization (the “Conversion Ratio”), shall be determined by dividing the Merger Consideration by the Total Company Shares. No fractional shares of ITAQ Class A Common Stock shall be issued to holders of Company Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of Purchaser Class A Common Stock.

Each option or warrant exercisable for NEXT Common Stock that is not exercised prior to the Closing will be assumed by ITAQ and automatically converted into an option or warrant exercisable for shares of ITAQ Class A Common Stock, in each case subject to the equivalent terms and conditions as the option or warrant exercisable for Company common stock, with the number of shares of ITAQ Class A Common Stock and the exercise price being adjusted to reflect the Conversion Ratio.

ITAQ expects to continue to incur significant costs in the pursuit of its acquisition plans. ITAQ cannot assure you that its plans to complete a Business Combination will be successful.

Results of Operations

For the period from January 4, 2021 (inception) through December 31, 2021, ITAQ had net loss of $3,758, which consisted of formation and operating costs.

The period January 4, 2021 (inception) to December 31, 2021

All activity for the period from January 4, 2021 (inception) through December 31, 2021 relates to ITAQ’s formation and the initial public offering. During this period, ITAQ generated a loss of $3,758, or $(0.00) per share (basic and diluted).

Liquidity and Capital Resources

On January 14, 2022, ITAQ consummated its IPO of 17,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000. Simultaneously with the closing of the IPO,ITAQ completed the private sale of an aggregate of 8,037,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $8,037,500.

Following the IPO, the full exercise of the over-allotment option, and the sale of the Private Placement Warrants, a total of $175,950,000 was placed in the Trust Account. ITAQ incurred $10,799,030 in the IPO related costs, including $3,450,000 of underwriting commissions, $6,900,000 of deferred underwriting commissions, and $449,030 of other offering costs, partially offset by the reimbursement of $1,035,000 of offering expenses by the underwriters.

ITAQ intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete the Merger. To the extent that its capital stock or debt is used, in whole or in part, as consideration to complete the Merger, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of NEXT and pursue its post-closing growth strategies.

As of December 31, 2021, ITAQ had $19,542 in its operating bank account, and working capital deficit of $191,888 (excluding deferred offering costs). Its liquidity needs up to December 31, 2021 had been satisfied through a payment from the sponsor of $25,000 for the founder shares and proceeds from a promissory note to its sponsor. ITAQ intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of ITAQ’s officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If ITAQ completes a Business Combination, including the Merger, it would repay such loaned amounts. In the event that a Business Combination does not close, ITAQ may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from ITAQ’s Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement-equivalent warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

In connection with ITAQ’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until April 2023, to consummate a Business Combination. It is uncertain that ITAQ will be able to consummate a Business Combination by this time. Additionally, ITAQ may not have sufficient liquidity to fund ITAQ’s working capital needs until one year from the issuance of these financial statements. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about ITAQ’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should ITAQ be required to liquidate in April 2023. ITAQ intends to complete the Merger before the mandatory liquidation date or either exercise its right to extend the date for three months or seek stockholder approval of a longer extension, and, in connection with any such extension, the holders of the ITAQ Public Shares will have the right to have their Public Shares redeemed.

Off-Balance Sheet Arrangements

ITAQ has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. ITAQ does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. ITAQ has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

ITAQ does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial Business Combination or liquidation, ITAQ will cease paying these monthly fees.

The underwriters are entitled to a deferred underwriting discount of 4.0% of the gross proceeds of the IPO upon the completion of ITAQ’s initial Business Combination. Pursuant to the Merger Agreement with NEXT, the underwriters are to agree to waive payment of his deferred underwriting discount.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. ITAQ has identified the following critical accounting policies:

Warrant Liability

ITAQ accounts for Private Placement Warrants for shares of its common stock that are not indexed to its own shares as liabilities at fair value on the balance sheet. The Private Placement Warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the warrants will be reclassified to additional paid-in capital.

Class A Common Stock Subject to Possible Redemption

ITAQ’s Class A common stock sold as part of the Units in the IPO contains a redemption feature which allows for the redemption of such Public Shares in connection with the ITAQ’s liquidation, or if there is a stockholder vote or tender offer in connection with ITAQ’s initial business combination, including the Merger with NEXT. In accordance with ASC 480-10-S99, the Company classifies such Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of ITAQ. The Public Shares sold as part of the Units in the IPO will be issued with other freestanding instruments (i.e., Public Warrants) and as such, the initial carrying value of Public Shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The Public Shares are subject to ASC 480-10-S99 and are currently not redeemable as the redemption is contingent upon the occurrence of events mentioned above. According to ASC 480-10-S99-15, no subsequent adjustment is needed if it is not probable that the instrument will become redeemable.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Remeasurement adjustment associated with the redeemable shares of Class A common stock is excluded from income (loss) per share of common stock as the redemption value approximates fair value.

Recent Accounting Standards

ITAQ’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on ITAQ’s condensed financial statements.

Factors That May Adversely Affect ITAQ’s Results of Operations

ITAQ’s results of operations and its ability to complete the Merger or another initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. ITAQ’s business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, changes in financial markets, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability. ITAQ cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination, including the Merger with NEXT.

Through December 31, 2021, ITAQ’s efforts have been limited to organizational activities, activities relating to its initial public offering and since the initial public offering, the search for a target business with which to consummate an initial business combination. ITAQ has engaged in limited operations and have not generated any revenues. ITAQ has not engaged in any hedging activities since its inception on January 4, 2021. ITAQ does not expect to engage in any hedging activities with respect to the market risk to which ITAQ is exposed.

The net proceeds of the initial public offering and the sale of the private placement warrants held in the trust account maintained by Continental, acting as trustee, have been invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, ITAQ believes there will be no associated material exposure to interest rate risk.

BUSINESS OF NEXT

Overview

NEXT was founded in June 2016 to commercialize opportunities that its founders had identified in the production of renewable diesel. These opportunities emerged following an approximately three-year pre-development period whereby Waterside Energy Development (“WED”), an affiliate of NEXT, investigated numerous refinery configurations and deep-water port locations, prior to settling on its current location at Port Westward, Oregon. During this period, WED looked at various port locations along the coasts of Washington and Oregon as well as along both the north and south sides of the Columbia River as far Inland as Pasco, WA. In addition, WED investigated several locations on the Pacific coast of Mexico, including Lazaro Cardenas and the port of Topolobampo.

During this period, WED explored the potential combination of a small traditional refinery with renewable aspects and performed preliminary development work on two potential sites on the Washington side of the Columbia River, of which neither site ultimately proved to be viable.

By June of 2016, the decision was made to move entirely away from any hydrocarbon co-processing or co-location. In addition, and based on off-take interest from a number of large potential customers, the founders of NEXT decided to spin out an affiliate company that would focus exclusively on renewable fuels. NEXT was formed to develop what NEXT believes will be one of the largest advanced biofuel production facilities in the world, located on the shores of the Columbia River at Port Westward, Oregon. Over the next several years, NEXT moved to secure lease and purchase agreements on sufficient land in and around Port Westward while also continuing to execute additional off-take and feedstock agreements as are more fully described below.

Once settled at Port Westward, NEXT began its initial, or Front-End Loading (“FEL”) (including FEL I and FEL II phases) engineering in support of its permitting. This work allowed initial permits to be file in late 2020 and early 2021.

If all permit applications are approved, as submitted, this refinery, will be permitted to produce up to 50,000 barrels per day (“bpd”) or 750 million gallons per year, of renewable fuels to fulfill long term supply contracts with three major energy companies and a major US airline who have either executed off-take agreements or memorandums of understanding. Feedstock for the refinery will be supplied from worldwide sources under an exclusive five-year feedstock supply agreement commencing when the advanced biofuel production facility at Port Westward (the “NEXT Refinery”) becomes operational. NEXT is negotiating an extension of the term of the supply agreement, however no assurance can be given that NEXT will be able to negotiate an extension or that the terms of any extension NEXT negotiation will be comparable to the present terms or other terms acceptable to NEXT. The NEXT Refinery will produce renewable diesel (“RD”), sustainable aviation fuel (“SAF”), renewable propane, and renewable naphtha.

The RD that NEXT plans to produce is a “drop-in” replacement for petroleum derived diesel. The SAF that NEXT plans to produce will be able to be used directly or blended with traditional jet fuel. The renewable propane and renewable naphtha (anticipated to constitute less than 10% of the total product mix), will be recycled and consumed into the production process at the NEXT Refinery to lower the carbon intensity or “CI” of the RD and SAF by reducing the amount of methane derived CO2 emissions of the NEXT Refinery. The aggregate value of the feedstock purchased and offtake agreement projected revenue over their initial terms is estimated by management to be in excess of $18 billion, although NEXT does not anticipate generating revenue prior to 2026, with no assurance that such date will be met.

As a drop-in replacement fuel that can utilize the same infrastructure as petroleum diesel, RD is rapidly becoming the biofuel of choice for the key companies in the transportation fuel distribution industry which, we believe, is leading to significant growth in demand for such RD.

The contemplated design of the NEXT Refinery will have two production lines. The manufacturer of the equipment estimates that each line is capable of producing 21,000 barrels per day (“bpd”) of renewable fuels (the “Nameplate Capacity”). However, NEXT expects, based on industry standards and the manufacturers allowance thresholds, that the actual yield will support operations of up to 50,000 bpd. Therefore, its balance of plant design, operations, staffing levels, permit applications, feedstock supply agreements and offtake commitments are planned to support the 50,000 bpd level.

The NEXT Refinery has been awarded all of its key preconstruction permits save for its Clean Water Act Section 401 Water Discharge Permit and Section 404 dredge and fill permit. These permit applications have been submitted and the US Army Corps of Engineers (“USACE”) is conducting an Environmental Impact Statement to inform its decision regarding the Section 404 permit. The permits yet awarded are expected to be issued in late 2023 or early 2024. In 2019, NEXT completed a Front-End Loading (FEL II), Pre-FEED engineering study that was led by the engineering firm, Fluor. NEXT is in the process of determining the engineering firm who will conduct the FEED engineering study. Once the engineering firm is selected, NEXT plans to launch the FEED engineering study by the second quarter of 2023. Assuming the foregoing activities proceed as currently scheduled, NEXT anticipates receiving all its permits by early 2024. If the permits are received, project funding is obtained on favorable terms, and the final decision is made to proceed, a 30-month period of construction will commence.

As discussed below, NEXT has secured the rights to approximately 655 acres as the site for the NEXT Refinery.

Note: The 145 acres referred to below (91 + 29 + 25) comprise NEXT’s principal development site upon which the NEXT Refinery will be located.

This land consists of:

1.      A 91-acre parcel of industrially zoned land. This parcel is subject to a Site Development and Option Agreement (“Site Development Agreement”) that allows NEXT to conduct its permitting, engineering, and construction efforts. In addition, NEXT has executed a thirty (30) year lease that will go into effect once construction of the NEXT Refinery is complete. NEXT has the option to extend the lease for up to an additional fifty (50) years, for a total term of eighty (80) years.

2.      Both the Site Development Agreement and the Lease also include 29 acres of land that are needed for various easements and right of ways.

3.      A 25-acre parcel of industrially zoned owned by NEXT.

4.      Approximately 510 acres of agriculturally zoned land that are required by the State of Oregon to mitigate the impact on the local wetlands caused by the planned development of NEXT Refinery on the 145 acres of industrial zoned land noted above. These 510 acres are a portion of a total of approximately 830 acres of agriculturally zoned that that a former director and current advisor of NEXT purchased for $1.7 million. NEXT is entering into a five-year option to purchase the 510 acres needed for the wetlands mitigation and will grant the owner a put on the remaining parcels.

Port Westward is a naturally deep-water port located at Columbia River 53 miles inland from the Pacific Ocean, which is then 53 miles downstream from Portland, OR. Port Westward has a dock that NEXT plans to use to receive feedstock and ship renewable fuels. In addition, the port has access to other required infrastructure including utilities, rail and roads that NEXT plans to use during the construction and operations of the NEXT Refinery.

To date, NEXT has received approximately $23.2 million in funding from its stockholders, debt holders and certain parties to the Exclusivity Agreement (defined below) for the development of the NEXT Refinery project and to fund corporate overhead. In addition, prior to the formation of NEXT, Waterside Energy Development, an affiliate and entity controlled by Christopher Efird, NEXT’s Chief Executive Officer, invested an additional $2.0 million in development activities.

Hurdles to Commercial Success

NEXT faces a number of key hurdles to reach commercial success. First and foremost is the completion of its permitting activities. To date. NEXT has been awarded most of its key Oregon permits, but continues to progress a National Environmental Policy Act (NEPA) process by way of an Environmental Impact Study (“EIS”) through the US Army Corp of Engineers in support of a permit under Section 404 of the US Clean Water Act. This is a long and arduous process which involves numerous studies and a detailed analysis of all of the various impacts that the NEXT project could potentially have on the environment in and around Port Westward, OR. NEXT began the EIS process in early 2022 and anticipates that the earliest that it could be awarded its Section 404 permit would be late in the first quarter of 2024.

While the EIS is progressing, NEXT will continue its fundraising process so as to have the ability to begin its F.E.L. III engineering work. This stage of work is also called the Front-End Engineering and Design, or “FEED” phase. Typically, a FEED phase for a project of this scale will require approximately twelve (12) months of work. It is NEXT’s plan to complete the FEED engineering process at approximately the same time that the EIS is completed and is expected to allow NXTCLEAN to be in a position to declare a Final Investment Decision (“F.I.D.”) at approximately the same time.

However, we must also ensure that certain funding, sufficient to construct the facility, is in place for a successful FID to be declared. The Engineering, Procurement and Construction (“EPC”) firm chosen by NEXT to complete the construction of the NEXT Refinery project will likely require NEXT to enter into a Fixed Price, Lump Sum “FPLS.”

contract, which would provide sufficient coverage for contingencies or escalations. NEXT will not know the project’s exact funding requirements until the completion of the FEED, and therefore NEXT’s and ITAQ’s capital formation activities prior to the closing and NXTCLEAN’s activities after the merger must be sufficient to fund the construction costs as detailed by the FEED, inclusive of contingencies and escalations.

Renewable Diesel and Green Jet Fuel

RD and SAF are second generation, advanced biofuels, which means they are drop-in replacement fuels for petroleum-based fuels. A drop-in replacement fuel can be used without any blending. However, many users, distributions and manufacturers of RD and SAF will blend it with petroleum-based fuels. As such, RD and SAF can use existing fueling infrastructure that include pipes, tanks and trucks.

As advanced biofuels, users of RD and SAF benefit from federal and state advanced fuel credits and incentives. Although they are chemically equivalent to diesel derived from petroleum, RD and SAF greenhouse gas emissions are up to 85% lower than diesel and jet fuel derived from petroleum and have much higher cetane values. NEXT believes that the higher cetane levels improve engine performance, and result in lower maintenance cost of engines and reduced emissions.

The RD that is to be produced at the NEXT Refinery is similar to, but distinct from, other biofuel products such as biodiesel. Although biodiesel is made from many of the same feedstocks as RD, it is produced using a different process. RD is a fully refined fuel made from hydro-treating then distilling and fractionating the resulting products. Biodiesel is made from transesterification, a simple chemical transformation process. This difference in the production processes leads to different end products. Biodiesel needs to be blended with petroleum derived diesel. In other words, biodiesel is used as an additive to petroleum derived diesel and typically blended at a maximum of 25%. On the other hand, RD does not need to be blended since it is a fully refined product. As such, RD is a “drop-in” replacement fuel that is chemically equivalent to petroleum diesel. Therefore, RD is assigned the same America Society for Testing and Materials (“ASTM”) number, D975, as petroleum-based diesel fuel while biodiesel has a designator of D6751.

The NEXT Refinery is targeting the West Coast markets of California, Washington and Oregon. These markets currently have an annual demand of 267 million barrels of diesel and jet fuel. Once built, NEXT plans that the NEXT Refinery will supply less than 5% of the demand from the targeted West Coast markets.

The NEXT Refinery

NEXT is currently focusing its efforts on the permitting, which is required prior to the development and construction of the NEXT Refinery, which will be a modular facility consisting of two production trains with a total initial processing capacity of 42,000 barrels per day, or 635 million gallons per year. The NEXT Refinery will be located at Port Westward, Oregon on the Columbia River. NEXT anticipates that the NEXT Refinery will produce advanced biofuels to fulfill multi-year off-take contracts with three major energy companies, and potentially, one major airline that will, in turn, supply key U.S. West Coast markets. It is anticipated that the NEXT Refinery will be fully permitted by early 2024 and have an in-service date of mid-2026.

NEXT Refinery

•        NEXT has secured the rights to 145 acres on the Columbia River at Port Westward, Oregon for the development of the NEXT Refinery. This land consists of 25 acres of private inholding that NEXT owns and 120 acres that NEXT will lease from the Port of Columbia County (the “Port”) once the construction of the NEXT Refinery is complete. This lease has an initial term of thirty (30) years that may be extended by NEXT for up to an additional fifty (50) years for a total term of eighty (80) years. Port Westward is a naturally deep-water port with a dock, and utilities, rail, roads and other infrastructure that NEXT plans to use for the construction and operations of the NEXT Refinery.

•        NEXT is in entering into a five year purchase option for an additional 510 acres of agriculturally zoned land that is required to mitigate the impact on the local wetlands caused by the planned construction of the NEXT Refinery.

•        Port Westward is an energy focused complex with deep water access (70+ feet), rail and road access, and is currently the site of three natural gas power plants, a non-operating ethanol production plant and trans-shipment infrastructure, and 1.15 million barrels of surplus fuel storage tankage that may be available to be [?].

Raw Oil Feed Stock 150'X48'
Pretreat Raw Oil 60'X40'
Sulfur Treater
MCC
RIE
PUMPSHT EXCH
ARU 120x63'
SW 50 X 76'
CT
Existing Rail
100 ft
POWER LINES (100 FT MIN. BETWEEN POWERLINES AND BUILDINGS OR EQUIPMENT)
MAIN SUBSTATION
EMER GEN
ECOFINING
FRAC/DEBUT
Day Tank 67'X40'
PTU TRAIN 1
PTU TRAIN 2
PTU TRAIN 3
KO Drum /Pumps
Exchanger Bundle Pad 100'X70'
Outdoor Laydown
Nat Gas Metering
PARKING
Central Control BLDG
Renewable Diesel 184' X 48'
Renewable Diesel/JF 184' X 48'
Future 68'X48'
Naptha 68'X48'
Naptha/JF 68'X48'
HC Slop 52'X40'
Slop Tank 43'X40'
SW Basin/Pumps
PSW Basin/Pumps
PSW Tk 100'X48
SW Tk 100'X48
SLUDGE CENTRIFUGE
TERTIARY FILTERS
WW TREATMENT
EQ TK
POST EQ TK
ANAEROBIC RX
SBR
DAF
MAIN OFFICES 88'x119.3' (2 - Story)
CNG Bldg
LAB BLDG. 121.3'x62.3'
Maintenance Shop 166'X80'
Warehouse 161'x130'
FW Pumps
BOILER
BFW
RO
HYDROGEN UNIT 476' X 312'
VCU
Pumps

•        At Port Westward, NEXT is permitting the NEXT Refinery to produce up to 50,000 barrels per day of renewable fuel products on two trains as well as infrastructure for the storage and logistics for the feedstock NEXT will source and renewable fuels NEXT will plan to produce.

•        NEXT has completed its FELII engineering design basis and is in the process of selecting a FEED and E.P.C. contractor. FEED is expected to be complete by the end of 2023.

•        As of the date of this proxy statement/prospectus, NEXT has received the following permits and authorizations:

•        Columbia County Land Use Approval;

•        Oregon Department of State Lands: Removal/Fill Permit, Permission to Fill Wetlands;

•        Oregon Department of Energy: Energy Facilities Siting Council Jurisdiction Exemption; and

•        Oregon Air Contaminate Discharge Permit

The following permits remain outstanding:

•        Oregon Water Quality Certification and Impact to Water Quality — Expected late 2023; and

•        US Army Corp of Engineers Section 404 Clean Water Act Permit and Impacts to Wetlands — Expected Feb 2024.

Breaking ground and the commencement of construction will commence after all permits are issued, the FEED has been completed, and the necessary construction financing has been secured.

Site Development and Option Agreement and Port Lease

Port of Columbia County-Port Westward

NEXT and the Port of Columbia County, Oregon (the “Port”) have entered into a Site Development and Option Agreement (the “Site Development Agreement”), effective September 12, 2018, that secures an option for NEXT to lease the land and exploit water rights, road and rail access, easements and rights-of-way, and use of the marine berth, to allow us to permit, develop, construct and operate the NEXT Refinery. The Site Development Agreement will remain in effect until the date that NEXT notifies the Port that the NEXT Refinery is capable of operating on a sustained basis as currently planned unless terminated by NEXT sooner as provided in the Site Development Agreement.

From September 2018 to August 2021, the fee for the Site Development Agreement was approximately $15,000 per month. Commencing in September 2021, the fee for the Site Development Agreement has been approximately $108,000 per month. In exchange for payment of fees, the Port granted NEXT an option to lease to a 91-acre tract of land and, pursuant to an amendment, an additional 29 acres of land that NEXT plan to use for easements and right of ways (the “Leased Port Land”), and granted NEXT the use of related infrastructure on terms specified in the Site Development Agreement. NEXT has exercised the lease option and has entered into a lease with the Port for the Leased Port Land (the “Port Lease”) that will commence when the NEXT Refinery construction is complete. The Lease is for an initial term of 30 years that may be extended by NEXT for up to an additional 50 years for a total term of 80 years.

The Site Development Agreement provides NEXT with the right to use approximately 1,500 gallons of water per minute, the existing marine berth at Port Westward for up to 250 days per year, and the existing rail lead, and the waste-water discharge outlet (the “Use Agreements”). The Port and NEXT are completing the various stand-alone Use Agreements as specified in the Site Development Agreement. Management believes that the key financial terms and business relationships to be included in the Use Agreements have already been agreed to as spelled out in the Site Development Agreement and the final Lease.

Once all the necessary permits are granted, and favorable financing is secured, NEXT will conduct an assessment where it will decide if NEXT will proceed on commencing construction of the NEXT Refinery. This assessment is referred to as the Final Investment Decision. If NEXT decides to not proceed with Final Investment Decision, NEXT has the right to terminate the Site Development Agreement, and the related option fee payments required thereunder. If NEXT makes a Final Investment Decision to proceed, the Port is required to deliver the Leased Port Land and all related use rights to NEXT. The Site Development Agreement and the Lease are structured to allow NEXT to complete its design and permitting work at the Port Westward site prior to deciding whether to proceed with the NEXT Refinery project and undertake the construction, installation and commissioning of the NEXT Refinery.

Until NEXT has (i) completed its FEED engineering, (ii) received all permits required by the State of Oregon and the United States federal government for the construction and operation of the NEXT Refinery, including the Section 404 Clean Water Act permit which is currently subject to a U.S. Army Corp of Engineers Environmental Impact Statement, (iii) selected an EPC contractor acceptable to the financial community, and (iv) raised sufficient debt and equity financing to allow construction of the facility, NEXT will not be able to make a positive Final Investment Decision, or FID. If NEXT should, at any point, come to the conclusion that a positive decision to proceed cannot be made or is not likely to be made, then NEXT will evaluate the situation and seek alternative actions. These alternative actions could include, but are not limited to:

1.      Marketing either the overall company, or just the facility site, along with the various permits that NEXT has received, for sale to a third party seeking to develop a renewable diesel or sustainable aviation fuel facility in the northwest United States;

2.      Potentially downsizing the overall development or otherwise changing its configuration in such a way to address engineering, permitting, or financial constraints identified as problematic as part of the FEED., permitting or funding process;

3.      Evaluating alternative uses for the site that would provide for a more straight forward path to permitting or funding and then evaluating the costs and benefits of such a strategic shift; and

4.      Abandoning the project in its entirety and shifting the focus of NEXT to opportunities involving feedstock or other areas of the renewable fuels value chain.

Off-Take Agreements

NEXT has secured binding, multi-year off-take agreements with three major energy companies and a memorandum of understanding with United Airlines (the “Offtake Agreements”). The Offtake Agreements cover all of NEXT Refinery’s anticipated production output of renewable fuels as follows:

A super-major energy company and NEXT have entered into a minimum five-year off-take contract for approximately 127 million (+/- 10%) gallons per year of renewable diesel with agreed pricing and delivery terms. At current market prices, the contract is expected to generate approximately $2.38 billion in revenues over the initial term once the NEXT Refinery goes into production. The parties are currently negotiating an extension of the term of the agreement.

Shell Trading (US) Company and NEXT have entered into a minimum five-year off-take contract for approximately 100 million gallons per year of renewable diesel with agreed pricing and delivery terms commencing when the NEXT Refinery successfully commences operations. At current market prices, the contract is expected to generate approximately $1.73 billion in revenues over the initial term once the NEXT Refinery goes into production. The parties are currently negotiating an extension of the term of the agreement.

BP Products North America, Inc. and NEXT have entered into a minimum 5-year off-take contract for approximately 175 million gallons per year of renewable diesel with agreed pricing and delivery terms commencing when the NEXT Refinery successfully commences operations. At current market prices, the contract is expected to generate approximately $3.2 billion in revenues over the initial term once the NEXT Refinery goes into production. The parties are currently negotiating an extension of the term of the agreement.

United Airlines and NEXT have executed a memorandum of understanding for a five-year off-take contract for SAF, with the purchase volume to be agreed upon in a definitive agreement.

Feedstock Supply Agreement

NEXT has entered into a contract (the “BP Feedstock Supply Agreement”) with BP Products North America, Inc. (“BP”) pursuant to which BP will supply NEXT, and NEXT shall purchase, one hundred percent of the NEXT Refinery’s required feedstock sufficient to produce 37,500 barrels of renewable diesel fuel per day, subject to adjustment, as well as a right of first refusal to supply feedstock for the NEXT Refinery if NEXT increases consumption above 37,500 barrels per day in excess of that amount and for any of our future refineries. This feedstock supply contract has the following characteristics:

• Term:	Initially five years, which commenced upon successful completion and operation of the NEXT Refinery.
• Pricing:	$0.01 per pound plus the prevailing market price of the underlying feedstock which ties backs to published price indexes and adjustments for carbon intensity.
• Quantity:	Enough feedstock to produce 37,500 barrels of renewable diesel fuel per day.
• C.I. Adj.:	Price adjustments based on the carbon intensity of particular feedstocks.
• Future Facilities:	Right of First Refusal to supply all NEXT facilities worldwide.

Since NEXT does not anticipate that the Refinery will be producing its renewable fuel in commercial quantities until 2026, although that target date may not be met, the BP Feedstock Supply Agreement will likely expire before NXTCLEAN will require the feedstocks unless the BP Feedstock Supply Agreement is extended. NEXT is engaged in negotiations with BP to extend the term of the agreement. NEXT cannot assure you that it will be able to negotiate an extension to the BP Feedstock Supply Agreement or that, if an agreement is completed, that the terms will be comparable to the terms of the present agreement or reasonable to NXTCLEAN.

Key Agreements

Exclusivity Agreement

The Company was previously a party to an agreement (the “Exclusivity Agreement”) with certain other parties who were interested in considering a potential transaction involving the NEXT Refinery (the “Interested Parties”). In connection therewith, the Company agreed to discuss, on an exclusive basis, such potential transaction in return for certain exclusivity fee payments totalling $9.5 million, equally funded by each of the three Interested Parties. The Exclusivity Agreement defined the use of proceeds which included product development costs for the NEXT Refinery and agreed upon corporate overhead.

In November 2022, two of the Interested Parties agreed to convert funds paid by them, totalling $6.3 million pursuant to the Exclusivity Agreement, into common stock subsequent to the SPAC combination at a conversion price equivalent to $8 per share of NXTCLEAN Common Stock (the “Refund Agreement”). The third Interested Party and NEXT agreed that NEXT will refund $3.2 million 365 days after the consummation of the Merger or within 60 days after the consummation of another funding transaction, as defined. If the $3.2 million is not repaid by September 29, 2023, then compound interest at the prime rate plus 2% will begin accruing on such date.

United Agreement

On November 10, 2022, NEXT entered into a Subscription Agreement with United pursuant to which United purchased 500,000 shares of NEXT common stock for $2,500,000, with United receiving three series of warrants to purchase in the aggregate 4,000,000 shares of NEXT common stock at an exercise price of $5.00 per share. Upon United’s public announcement of its funding of the $2,500,000 and its contemplated off-take and marketing support arrangements with NEXT, a series of warrants to purchase 2,000,000 shares of NEXT common stock immediately vested. The series of warrants to purchase 1,000,000 shares of NEXT common stock will vest over time, which vesting is contingent on NEXT’s satisfying certain milestones, or upon the occurrence of a Liquidation Event (as defined in the United Agreement). The series of warrants to purchase 1,000,000 shares will vest upon the closing of the United Secured Convertible Notes financing (or upon the occurrence of a Liquidation Event, as defined in the United Agreement).

United will make itself available to assist the Company with marketing communications, policy advocacy and governmental affairs, capital raising introductions and investor communications (collectively, the “Investor Services”). In exchange for the Investor Services, NEXT issued a warrant to purchase 1,000,000 shares of NEXT common stock that vest equally over eight quarters. It is contemplated that United will participate in a future round of financing. NEXT also issued a warrant to purchase 1,000,000 shares of NEXT Common Stock that vest and become exercisable upon issuance. If there is a liquidity event involving NEXT, then United’s unvested warrants will vest and become fully exercisable immediately prior to the liquidation event. All of the aforementioned warrants contain a cashless exercise provision and have five-year term beginning on the date of issuance. As part of this assistance, United has agreed to invest $15 million in a minimum $50 million private investment round to commence in the first quarter of 2023 subject to certain conditions. United also agreed to invest $15 million in a minimum $50 million private investment round to commence in the first quarter of 2023 subject to certain conditions.

Project Financing

To date, NEXT has financed the development of the NEXT Refinery through a combination of common equity, convertible debt, and secured debt with warrants from a number of individual investors as well funds from three of NEXT’s potential offtake customers in the form of Exclusivity Payments, as well as the sale of NEXT Common Stock to United. The use of these funds will be, in part, to complete the FEED engineering for the NEXT Refinery.

In addition, NEXT has engaged the investment banking firm of Goldman Sachs (“Goldman”) to arrange the financing necessary to construct the NEXT Refinery when NEXT makes the Final Investment Decision. This financing is anticipated to include senior and mezzanine debt as well as both common and preferred equity, although no assurance can be given that the financing will be completed on terms acceptable to NEXT or NXTCLEAN, if at all.

Regulatory Matters

NEXT is, and NXTCLEAN will be subject to federal, state and local environmental laws, regulations and permit conditions, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations and permits may, from time to time, require us to incur significant capital costs. These include, but are not limited to, testing and monitoring facility emissions. They may also require us to make operational changes to limit actual or potential impacts to the environment. A significant violation of these laws, regulations, permits or license conditions could result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns.

In addition, environmental laws and regulations change over time, and any such changes, more vigorous enforcement policies, or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

NXTCLEAN will also be subject to potential liability for the investigation and cleanup of environmental contamination at properties that it owns or operates and at off-site locations where it arranges for the disposal of hazardous wastes. If significant contamination is identified at such properties in the future, costs to investigate and remediate this contamination as well as costs to investigate or remediate associated damage could be significant. If any of these sites are subject to investigation and/or remediation requirements, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damage to natural resources. NXTCLEAN may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. While costs to address contamination or related third-party claims could be significant, based upon currently available information, NEXT is not aware of any such material contamination or third-party claims. In addition, the production and transportation of NXTCLEAN’s products may result in spills or releases of hazardous substances, which could result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damage to natural resources.

Air emissions are subject to the federal Clean Air Act, and similar state laws, which generally require NXTCLEAN to obtain and maintain an air emission permit for its operations as well as for any expansion of its facility. Obtaining and maintaining that permit requires NXTCLEAN to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operating flexibility. These costs could have a material adverse effect on our financial condition and results of operations. Because other renewable fuels manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, we do not currently believe that our costs to comply with current or future environmental laws and regulations will adversely affect our competitive position with other U.S. renewable fuel producers. However, because renewable fuel is produced and traded internationally, these costs could adversely affect us in our efforts to compete with foreign producers who are not subject to such stringent requirements.

New laws or regulations relating to the production or emission of carbon dioxide and other greenhouse gases may require us to incur significant additional costs with respect to our facility and operations. NEXT will conduct its commercial activities largely on the West Coast of the United States and Western Canada. Climate change and greenhouse gas emission reduction legislation is a topic of consideration by the U.S. Congress and legislatures in states on the West Coast of the United States and in western Canadian provinces. That may significantly impact the renewable fuels industry’s emissions regulations, as will the U.S. Environmental Protection Agency’s (EPA) Renewable Fuel Standard (RFS), state and provincial low-carbon fuel standards, and other potentially significant changes in existing transportation fuels regulations.

Fuel produced at our facility is to be designed to meet the EPA’s RFS, which requires a minimum volume of transportation fuels sold in the U.S. to contain renewable fuel to help reduce greenhouse gas emissions. The final volume requirements under the EPA’s RFS are set forth below and represent that there is a trajectory of continued growth year-over-year. On July 1, 2022, the EPA issued final Renewable Fuel Volume Requirements for calendar years 2020, 2021, and 2022. On December 1, 2022, the EPA announced a proposed rule to establish RFS volumes for 2023, 2024, and 2025. The EPA Administrator has the discretion to determine the volume amounts for all fuel categories starting in 2023. The volume mandates drive demand for renewable fuels.

	Renewable Fuel Volume Requirements 2020-2025
Year	2020	2021	2022	2023*	2024*	2025*
Cellulosic Biofuel	0.51	0.56	0.63	0.72	1.42	2.13
Biomass-Based Diesel	2.43	2.43	2.76	2.82	2.89	2.95
Advanced Biofuel	4.63	5.05	5.63	5.82	6.62	7.43

____________

*        Proposed Volume Targets in EPA’s November 30, 2022 Proposed Rule.

Sources: Environmental Protection Agency, Final Rule, Renewable Fuel Standard (RFS) Program: RFS Annual Rules (July 1, 2022) and Environmental Protection Agency, Proposed Rule, Renewable Fuel Standard (RFS) Program: Standards for 2023-2025 and Other (November 30, 2022).

The market for renewable fuels is also driven by the adoption of low-carbon fuel standards in certain states and Canadian provinces. Low-carbon fuel standards programs establish levels of carbon intensity of transportation fuels and requires fuel providers to demonstrate that the volume and type of fuel they supply for use in that state or province meets the carbon intensity level or standard that is established for that year. Businesses that create fuels that are cleaner, as our business intends to do, will generate credits that can be sold to fuel users who must obtain credits to offset deficits.

Competitive Strengths

Subject to receipt of certain regulatory approvals, our renewable diesel and sustainable aviation fuel could be a direct substitute for fossil-based premium diesel and jet fuel for use in commerce in the U.S.

Renewable diesel can expand biofuel market opportunities as it can be used without modifying engines or diesel distribution logistics. Fuel produced at our facility is designed to meet the U.S. Environmental Protection Agency’s (EPA) Renewable Fuel Standard (RFS), which requires a minimum volume of transportation fuels sold in the U.S. to contain renewable fuel to help reduce greenhouse gas (GHG) emissions. Our facility will produce renewable fuel that is classified as an advanced biofuel according to the RFS. An advanced biofuel must provide a 50% lifecycle GHG reduction compared to diesel. Lifecycle GHG emissions are the aggregate quantity of GHGs related to the full fuel cycle, including all stages of fuel and feedstock production and distribution, from feedstock generation and extraction through distribution, delivery, and use of the finished fuel. Therefore, a refiner can purchase our renewable diesel to assist in meeting its biofuels obligation under the RFS.

Lower impact on air quality.

The renewable diesel and sustainable aviation fuel NXTCLEAN intends to produce provide approximately 50% lifecycle GHG reductions compared to fossil-based diesel and jet fuel. The EPA sets regional and seasonal clean air standards in the U.S., with the potential for stricter air quality regulations in the near future. Given renewable diesel’s and sustainable aviation fuel’s lower GHG emissions relative to fossil-based fuels, we believe that using these renewable fuels will assist in being better able to meet clean air standards. This will also be valuable in regions of the U.S. that fail to meet EPA-designated national air quality standards.

Employees

As of [  ], 2023, NEXT has five full-time or part-time, nonunion employees who work in its corporate headquarters in Houston, TX. None of its employees are subject to a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

In September 2022, NEXT executed a lease for office space and terminated its lease with WED. The 24-month lease commenced in October 2022. The monthly payment is $7,379 for the first four months of the lease. From months 5 through 16, the monthly payment will be $7,625 and from months 17 through 24, the monthly payment will be $7,871.

The Company is party to a 30-year lease of 90 acres of land in Port Westward, Columbia County, Oregon related to the planned site for the NEXT Refinery.

NEXT’S DIRECTOR AND EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for NEXT’s named executive officers who are identified in the 2022 Summary Compensation Table below. This discussion may contain forward-looking statements that are based on NXTCLEAN’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that NXTCLEAN adopts following the completion of the business combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Overview

NEXT has opted to comply with the executive compensation disclosure rules applicable to emerging growth companies as ITAQ Acquisition Corp. is an emerging growth company. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. Such rules, in the context of an S-4 Registration Statement, require compensation disclosure for NEXT’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2022 exceeded $100,000, who were serving as executive officers as of December 31, 2022 and who will continue with the combined company. NEXT refers to these individuals as “named executive officers.” For 2022, NEXT’s named executive officers were:

•        Christopher Efird, Chief Executive Officer and Acting Chief Financial Officer;

•        Eugene Cotten, President and Director; and

•        David Kane, Senior Vice President of Finance;

NEXT expects that NXTCLEAN’s executive compensation program will evolve to reflect its status as a newly publicly-traded company, while still supporting NXTCLEAN’s overall business and compensation objectives.

2022 Compensation of Named Executive Officers

Cash Compensation11

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, NEXT provides a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. While cash bonuses have been provided on a discretionary basis in prior years, none of our named executive officers received a cash bonus with respect to 2022.

Equity Awards

To further focus NEXT’s executive officers on NEXT’s long-term performance, NEXT has granted equity compensation to its named executive officers in the form of non-qualified stock options.

In connection with the business combination, outstanding stock option awards of NEXT will be assumed by ITAQ Acquisition Corp. and converted into options to purchase shares of NXTCLEAN Common Stock.

Please see the Outstanding Equity Awards at 2022 Fiscal Year-End table for a summary of the equity awards held by the named executive officers as of December 31, 2022.

2022 Summary Compensation Table

The following table shows information regarding the compensation of the names executive officers for services performed in the year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[14]	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Christopher Efird(1)	2022	55,500	—	[•]	—	[•]	14,092	69,592
Chief Executive Officer
Eugene Cotten(2)	2022	297,917	—	[•]	—	[•]	22,022	319,939
President
David Kane(3)	2022	—	—	[•]	—	[•]	254,660	254,660

____________

(1)      From January 1, 2022 to October 31, 2022, Christopher Efird was paid $1,000 per month. Commencing November 1, 2022, his salary adjusted to $30,000 per month. All Other Compensation consists of $22,022 of health insurance premiums paid by NEXT for Mr. Efird.

(2)      From January 1, 2022 to February 15, 2022, Eugene Cotten was paid $13,541.88 per month. Commending February 16, 2022, his salary was adjusted to $27,083.34 per month. All Other Compensation consists of $22,022 of health insurance premiums paid by NEXT for Mr. Cotten.

(3)      David Kane is a contractor performing accounting and financing services through Morkan Enterprises, LLC, a company controlled by Mr. Kane. From January 1, 2022 to April 30, 2022, NEXT paid Morkan Enterprises, LLC, $7,500 per month. Commencing May 1, 2022, the Company paid Morkan Enterprises, LLC $25,000 per month, which is reflected as “All Other Compensation” to Mr. Kane. All Other Compensation also includes $24,660 of health insurance premiums paid by NEXT for Mr. Kane.

Employee directors do not receive any additional compensation for their service as a director.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2022. In connection with the closing of the business combination, the NEXT equity awards will be adjusted to reflect equity awards with respect to NXTCLEAN, with the number of shares and exercise price adjusted to maintain the value of the awards prior to the closing of the business combination.

	Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Christopher Efird	7/19/2019	7/19/2019	600,000	—	—	$3.75	7/19/2023
David Kane	12/20/2019	12/20/2019	50,000	—	—	$3.75	12/20/2023
	6/26/2020	6/26/2020	20,000	—	—	$3.75	6/26/2024
	5/1/2022	5/1/2022	100,000	200,000	—	$5.00	5/1/2027
Eugene Cotten	9/1/2020	9/1/2020	400,000	—	—	$3.75	9/1/2025
	4/1/2022	4/1/2022	50,000	100,000	—	$5.00	4/1/2027

Additional Narrative Disclosure

Severance Arrangements

NEXT generally executes an offer of employment before an executive or consultant joins NEXT. This offer describes the basic terms of the executive’s employment, including his or her start date, starting salary, annual incentive target (if any) and equity awards. NEXT does not maintain a general severance policy.

401(k) Plan

NEXT has not historically maintained a 401(k) plan.

Director Compensation

NEXT’s historical director compensation program has consisted of a monthly stipend and grants of non-qualified stock options. In 2022, NEXT granted stock options to two non-employee directors, Luisa Ingargliola and Lisa Holmes, and NEXT pays a $5,000 monthly fee to its two non-employee directors. Messrs. Kim and Cotten do not receive any additional compensation for their service on the NEXT board of directors. As of December 31, 2022, the non-employee directors held outstanding options to purchase NEXT shares as follows:

•        Luisa Ingargliola held options to purchase 120,000 shares of NEXT Common Stock at an exercise price of $5.00 per share, of which 40,000 options were vested as of December 31, 2022.

•        E. Scott Crist held options to purchase 120,000 shares of NEXT Common Stock at an exercise price of $5.00 per share, of which 80,000 options were vested as of December 31, 2022.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

ITAQ

On January 12, 2021, ITAQ issued an aggregate of 4,312,500 founder shares to its sponsor for an aggregate purchase price of $25,000, or approximately $0.006 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of our initial public offering. The founder shares (including the Class A Common Stock issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The ITAQ Class B Common Stock automatically converts to ITAQ Class A Common Stock upon completion of the Merger.

ITAQ’s sponsor purchased an aggregate of 8,037,500 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $8,037,500. The private placement warrants are identical to the units sold in our initial public offering except that the private placement warrants, so long as they are held by our sponsor, the underwriters or their permitted transferees, (i) will not be redeemable by ITAQ, (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of ITAQ’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The private placement warrants (including the shares of Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

If any of ITAQ’s officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. ITAQ’s officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to ITAQ.

ITAQ pays its sponsor $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial business combination or ITAQ’s liquidation, ITAQ will cease paying these monthly fees.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by ITAQ to its sponsor, officers and directors, or any affiliate of its sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on ITAQ’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. ITAQ’s audit committee reviews on a quarterly basis all payments that were made to its sponsor, officers, directors or ITAQ’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on ITAQ’s behalf.

ITAQ’s sponsor agreed to lend us up to $300,000 to be used for a portion of the expenses of its initial public offering. The loan was repaid in full upon the closing of ITAQ’s initial public offering out of the offering proceeds that were allocated to the payment of offering expenses (other than underwriting commissions). ITAQ overpaid $26,615 to the sponsor upon the closing of its initial public offering, which was returned by the sponsor on January 19, 2022.

In addition, in order to finance transaction costs in connection with an intended initial business combination, ITAQ’s sponsor or an affiliate of ITAQ’s sponsor or certain of its officers and directors may, but are not obligated to, lend us funds as may be required. If ITAQ completes an initial business combination, it would repay such loans. In the event that the initial business combination does not close, ITAQ may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued warrants to purchase 1,500,000 shares if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by ITAQ’s sponsor or its affiliates, or its officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. ITAQ does not expect to seek loans from parties other than its sponsor or an affiliate of our sponsor as ITAQ does not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in Trust Account.

Last, E. Scott Crist, ITAQ’s chief executive officer and a director of ITAQ, is also a director of NEXT and he will be ITAQ’s designee to the Post-Closing ITAQ Board. As a director, he may be entitled to receive certain cash fees, stock options or stock awards that the Post-Closing ITAQ Board may decide to pay its directors, as well as indemnification rights.

NEXT

Christopher Efird, NEXT’s Chief Executive Officer and acting Chief Financial Officer, has controlling ownership interests in Waterside Energy Development, Inc. (“WED”) and Takeout Investments, LLC (“TOI”). WED is the controlling shareholder of NEXT, and Mr. Efird, as an individual, and TOI are both significant shareholders of NEXT.

Development Services Agreement

On April 1, 2019, NEXT entered into a Development Services Agreement (the “Development Agreement”) with WED to provide personnel, management, office space, administrative, governmental affairs, site layout and planning, customer and supplier development and various other project management services. Under the terms of the Development Agreement, WED is compensated and paid for the services it provides based on projected barrels per day of planned project capacity. For years ended December 31, 2021, and 2020, NEXT paid WED $623,000 and $315,000, respectively, of which $593,000 and $315,000 was recorded as Construction in Progress in the consolidated balance sheets at December 31, 2021 and 2020, respectively. At December 31, 2021 and December 31, 2020, $200,000 and $330,000, respectively, are included in Due from Affiliates in the accompanying consolidated balance sheets.

Exclusivity Agreement

On June 17, 2020, NEXT, Christopher Efird, NEXT’s Chief Executive Officer, as an individual, and WED entered into an Exclusivity Agreement with three Interested Parties related to the NEXT Refinery which is under development by NEXT. The provisions of the Exclusivity Agreement state that any fees received under the EA from the Interested Parties were to be used for construction permits related to the Refinery. At December 31, 2021, and 2020, $9,500,000 and $2,500,000 in fees received under the terms of the EA is included in other liabilities in the accompanying consolidated balance sheets, respectively. In June and July 2021, all the Interested Parties terminated the EA and, as such, all restrictions on the proceeds of the EA. Included in the EA is a clause that if either NEXT or the NEXT Refinery are acquired within 547 days of the dates of termination of the EA by the Interested Parties, amounts received from Interested Parties are to be refunded by NEXT.

In November 2022, two of the Interested Parties agreed to convert funds paid by them, totalling $6.3 million pursuant to the Exclusivity Agreement to common stock subsequent to the Merger at a conversion price of $8 per share of NEXT Common Stock. The third Interested Party and NEXT agreed to refund $3.1 million 365 days after the consummation of the Closing or within 60 days after the consummation of another funding transaction. If the $3.1 million is not repaid by September 29, 2023, then compound interest at the Prime Rate plus 2% will begin accruing on such date.

Confidential Securities Purchase Agreement

On January 21, 2021, NEXT entered into a Confidential Securities Purchase Agreement with the Company’s CEO, WED, TOI and an individual who served as both an employee and a board member. Pursuant to the terms of the agreement, the individual resigned from the board of directors, terminated his employment and sold all of his shares of NEXT common stock and all of his membership interests in WED to TOI. In addition, the individual sold 50% of his options to purchase up to 800,000 shares of NEXT Common Stock to Mr. Efird and a former NEXT board member.

In September 2019, NEXT entered into a month-to-month contract with a former board member and Equity Advisors, a company controlled by such former board member. Amounts were billed based on market rates for such services and were due and payable under normal payment terms. For the years ending December 31, 2021 and 2020, respectively, $80,000 and $62,000 of consulting, legal and board fees are included in the consolidated statements of operations and comprehensive loss. In addition, this former board member controls a company that purchased 830 acres of land in close proximity to the proposed NEXT Refinery. This former director and current advisor to NEXT purchased the land for $1.7 million. NEXT is paying a monthly fee of $9,500 to enter into a five-year option to purchase the 510 acres needed for the wetlands mitigation and will grant the owner a put on the remaining parcels at a price of $1.7 million plus 15% compounded monthly.

In October 2019, NEXT entered into a month-to-month contract with Morkan Enterprises, LLC, a company controlled by NEXT’s Senior Vice President of Finance to perform accounting and finance services. For the years ending December 31, 2021 and 2020, respectively, $90,000 and $88,000 of accounting and finance fees are included in the consolidated statements of operations and comprehensive loss, and $8,000 and $8,000 is included in prepaid expenses and other current assets on the consolidated balance sheets.

Directors and Key Personnel

Directors of the Company control 83.8% of the voting shares of the Company, and hold options to acquire 1,990,000 of its common stock.

A number of key management personnel and board members hold positions in other companies that result in them having control or significant influence over these companies.

Equity Grants to Executive Officers and Directors

NEXT has granted stock options to its executive officers and certain directors, as more fully described in the section titled “NEXT’s Director and Executive Compensation.”

Director and Executive Officer Compensation

Please see the section titled “NEXT’s Director and Executive Compensation” for information regarding the compensation of NEXT’s executive officers and directors.

Indemnification Agreements

In connection with the Business Combination, NXTCLEAN intends to enter into new indemnification agreements with each of NXTCLEAN’s directors and executive officers that are not already party to indemnification agreements with NXTCLEAN. The indemnification agreements, NXTCLEAN’s amended and restated certificate of incorporation and NXTCLEAN’s amended and restated bylaws will require NXTCLEAN to indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, NXTCLEAN’s amended and restated bylaws also require it to advance expenses incurred by the combined company’s directors and officers.

SELECTED FINANCIAL INFORMATION OF NEXT

The information presented below is derived from NEXT’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus as of the fiscal years ended December 31, 2021 and 2020. The information presented below should be read alongside NEXT’s consolidated financial statements and accompanying footnotes included elsewhere in this proxy statement/prospectus. NEXT’s financials have been prepared in accordance with GAAP. You should read the following financial data together with “Risks Related to NEXT,” and “NEXT Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table highlights key measures of NEXT’s results of operations (in thousands, except per share amounts):

	For the years ended December 31
	2021	2020
Selling, general and administrative	$2,961	$1,403
Depreciation and amortization	14	13
Operating loss	(2,975)	(1,416)
Interest expense	13	15
Other operating income/(expenses), net	(1,660)	—
Other income (expense)	(1,673)	(15)
Loss before tax	(4,648)	(1,431)
Income tax expenses (benefit)	—	—
Net loss	(4,648)	(1,431)

NEXT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this section, unless otherwise noted, “NEXT” refers to the business of NEXT Renewables Fuels, Inc. prior to the consummation of the Business Combination, which will be the business of NXTClean Fuels Inc. following the consummation of the Business Combination.

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read this discussion and analysis in conjunction with our consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Certain amounts may not foot due to rounding. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors” and “Cautionary Note Concerning Forward-Looking Statements”. Actual results may differ materially from those contained in any forward-looking statements.

Overview

NEXT is a developer and future operator of advanced biofuel refineries with a focus on renewable fuel. Through its wholly owned subsidiary, NEXT Renewable Fuels Oregon, LLC (“NRFO”), NEXT is in the process of permitting its first refinery to produce renewable fuel. When permitting is obtained, FEED is sufficiently complete and project funding is secured, NEXT plans to develop its first refinery at Port Westward, Oregon, a port located on the Columbia River in Oregon (the “NEXT Refinery”). NEXT anticipates that the proposed NEXT Refinery, once permitted and built, will have the capacity to produce, and NEXT believes it can produce, up to 50,000 barrels per day of RD and SAF. Following completion of the first refinery, which is not expected to be completed and generating revenue until 2026, NEXT plans to develop and operate several refineries of advanced biofuel with a focus on renewable fuel, however, no assurance can be given as to when or whether it will operate additional refineries, although NEXT gives no assurance that when the NEXT Refinery will be operating and generating revenue or whether or when NEXT will construct and operate additional refineries.

Macroeconomic Conditions

NEXT continues to monitor the ongoing impacts of current macroeconomic and geopolitical events, including changing conditions from the COVID-19 pandemic, the hostilities in Ukraine and the effect of the hostilities on worldwide fuel supply, increasing rates of inflation, rising interest rates, constrained supply chains, availability of qualified staffing and fluctuations in foreign exchange rates, as NEXT may source our equipment, consumables and feedstock internationally in the future.

The COVID-19 pandemic continues to evolve, and has had an adverse impact on global commercial activity, including the global transportation industry and its supply chain, and has contributed to significant volatility in the financial markets including, among other effects, a decline in the equity markets and reduced liquidity generally for many companies. In light of the potential future disruption to our own business operations and those of our customers, suppliers and other third parties with whom NEXT interacts, NEXT considered the impact of the COVID-19 pandemic on our business. This analysis considered our business’ resilience and continuity plans, and financial modeling.

NEXT believes that the COVID-19 pandemic did not have a material adverse impact on its financial results for the year ending December 31, 2021. However, NEXT expects that the impact of COVID-19 on general economic activity could negatively impact our permitting efforts and, once permitted, our ability to initiate construction and commence operations. For example, there is a risk that COVID-19 could have a material adverse impact on our customers’ demand that relies on the travel industry. NEXT will continue to monitor the situation and assess possible implications to our business and our stakeholders and will take appropriate actions to help mitigate adverse consequences. The extent to which COVID-19 impacts our business and financial position will depend on future developments, which are difficult to predict, including the severity, duration and scope of the COVID-19 outbreak as well as the types of measures imposed by governmental authorities to contain the virus or address its impact and the duration of those actions and measures.

NEXT has considered multiple scenarios, with both positive and negative inputs, as part of the significant estimates and assumptions that are inherent in its financial performance, including its costs and personnel requirements, as the COVID-19 pandemic has impacted the industries in which NEXT operates. These estimates and assumptions include the ability to obtain permits, materials, equipment and labor necessary to construct NEXT’s planned Port Westward refinery. Further, the potential negative impact of macroeconomic uncertainties, such as inflation and future political unrest remains unclear at this time.

Once NEXT commences operation of the NEXT Refinery, the key to the success of NEXT’s business is the supply of feedstock and offtake agreements with major purchasers of its fuels. With regard to availability of feedstock, NEXT believes it may face atypical delays in obtaining feedstock due to ongoing supply-chain delays. In addition, NEXT believes that the demand for certain products may decrease, and that such decrease will impact its financial results in succeeding periods. Non-discretionary lines of business may also be adversely affected, for example because reduced economic activity or disruption in clean energy markets reduces demand for or the extent of renewable diesel and sustainable aviation fuel. NEXT believes that these trends and uncertainties are comparable to those faced by other registrants as a result of the pandemic.

Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with NEXT’s consolidated financial statements for the years ended December 31, 2021 and 2020, which are included in this proxy statement/prospectus. NEXT has had no revenue since its organization, and NEXT does not anticipate that it will generate any revenue until its refinery is complete and it is selling fuel produced in its refinery. NEXT does not anticipate that it will recognize revenue before 2026, and NEXT cannot assure you that it will generate any revenue at that time.

Years ended December 31, 2021 and 2020

	Year Ended December 31, (in thousands)
	2021	2020	Change
Operating expenses
Selling, general and administrative	$2,961	$1,403	$1,558
Depreciation and amortization	14	13	1
Total operating expenses	2,975	1,416	1,559
Loss from operations	(2,975)	(1,416)	(1,559)

Other expenses:
Interest, net	13	15	(2)
Loss on conversion and extinguishment of debt	1,660	—	1,660
Total other expenses, net	1,673	15	1,658

Net loss and comprehensive loss	$(4,648)	$(1,431)	$(3,217)

For the years ended December 31, 2021 and December 31, 2020, NEXT incurred a consolidated net loss of approximately $4.6 million and approximately $1.4 million, respectively.

Selling, general and administrative expenses.    Selling, general and administrative expenses consist of personnel costs (including stock-based compensation), consulting, legal fees, marketing costs, insurance costs, occupancy-related costs, director fees, travel and hiring expenses. Selling, general and administrative expense increased by approximately $1.6 million during the year ending December 31, 2021, compared with the year ended December 31, 2020, primarily attributable to the following: a $0.5 million increase in payroll and personnel expenses; a $0.5 million increase in lease amortization expenses; and a $0.4 million increase in legal and consulting expenses related to permitting activities.

Depreciation and amortization expense.    Depreciation and amortization expense during the year ended December 31, 2021 was $14,000, an increase of $1,000 compared to the year ended December 31, 2020, due to the increased depreciation of office equipment. Certain costs directly attributable to the development of NEXT’s refinery have been capitalized. These costs, which are expected to be recovered through future revenues, consist of direct labor, consulting fees for various engineering, environmental and feasibility studies, interest, and other professional and legal fees. Depreciation of these assets has not commenced as the refinery is not in service.

Interest expense.    Interest expense during the year ended December 31, 2020 was $13,000, a decrease of $2,000 compared to the year ended December 31, 2020, due to the lower interest expense attributable to our finance lease. NEXT’s finance lease has an imputed annual rate of 12.26%. As of December 31, 2021 and December 31, 2020, the capitalized balance of the finance lease obligation had a balance of $0.1 million.

Loss on extinguishment of debt.    During the year ended December 31, 2021, NEXT issued warrants, valued at $1.7 million, to extend the due date of three short-term notes. NEXT recognized a loss of extinguishment of short-term debt and convertible notes in the amount of $1.7 million, which is the value of the warrants issued in connection with the extension of the maturity short-term debt and of convertible notes.

Liquidity and Capital Resources

At December 31. 2021, NEXT had a working capital deficiency of approximately $16.5 million, an accumulated deficit of approximately $2.2 million and a stockholders’ deficit of approximately $2.2 million. NEXT is continuing to incur operating losses and is making capital expenditures. NEXT’s cash and cash equivalents at December 31, 2021 were $425,000. NEXT is in the development stage and does not expect to generate revenue until 2026, with no assurance that it will generate revenue by 2026. NEXT’s present business activities consist of permitting for its proposed NEXT Refinery and, upon obtaining the required permits and favorable financing, to commence construction of the refinery. NEXT has financed its operations through the placement of its debt and equity securities and the Exclusivity Fees (described below), and NEXT requires substantial financing in order to complete the permitting and commence construction on the refinery. NEXT estimates that it will require, in order to complete the refinery and continue operations until revenue is generated, between $ 2.5 billion and $3 billion, with no assurance that its cash requirements prior to generation of revenue will not exceed that amount.

The Merger Agreement includes a closing condition that the total of the proceeds from the PIPE Offering plus the amount remaining in the Trust Account after Redemptions, net of expenses, shall not be less than $50,000,000. As of the date of the submission of this draft registration statement, there are no PIPE Subscriptions. In November 2022, NEXT entered into a strategic investment agreement with United, pursuant to which, in addition to making a $5.0 million equity investment in NEXT, United could continue to invest up to a total of $37.5 million, as long as NEXT meets certain milestones. The agreement with United contemplates that NEXT and its operating subsidiary, NRFO, would co-issue to United $15 million in Investor Notes that would be convertible into ITAQ Class A Common Stock at an agreed upon discount, with NEXT issuing notes of like tenor to strategic investors and other approved investors as part of an issuance of notes in the maximum principal amount of $50,000,000 or such other amount as is acceptable to NEXT, ITAQ and, if the amount is less than $50,000,000, United. The terms of the Investor Notes have not been determined and, as of the date of the submission of this draft registration statement, no Investor Notes have been issued. In the event that these closing conditions are not met, NEXT will need to find other sources of funds, with no assurance that sufficient funds will be available on reasonable, if any, terms.

NEXT’s transition to profitability is dependent upon, among other things, the successful construction and start of commercialization of its planned NEXT Refinery, and the achievement of a level of revenues adequate to support its cost structure. NEXT may incur delays in the construction and commencement of operations of its proposed refinery, and delays are not uncommon. NEXT may never achieve profitability or generate positive cash flows, and unless and until it does, NEXT will continue to need to raise additional cash. NEXT intends to fund future operations through the sale of NXTCLEAN’s debt and equity securities as well as through arrangements with strategic investors and lenders or from other sources. NXTCLEAN’s inability or failure to generate net income and positive cash flow will make it more difficult to obtain financing and any financing NXTCLEAN may obtain may be on terms which management believes are not favorable to NXTCLEAN. NEXT can give no assurance that NXTCLEAN will be able to raise sufficient funds or achieve or sustain profitability or positive cash flows from operations.

Attainment of profitable operations is also dependent upon future events, in addition to NEXT’s ability to raise sufficient capital to fund construction and start-up costs. These include obtaining feedstock at a price that will enable NXTCLEAN to operate profitably and achieving market acceptance of alternative fuels generally and NEXTs’ fuel specifically and entering into offtake agreements with major customers as well as attracting and retaining qualified personnel. NEXT’s business will also be materially affected by government policies which either encourage or require the use of alternative fuels such as those that NEXT proposed to sell. NEXT’s ability to operate profitable is subject to the price at which it purchases feedstock for its fuels and the price at which it can sell its fuels to major customers. Because of the anticipated capacity of NEXT’s refinery, NEXT needs to be assured of a constant supply of feedstock and a customer base that requires the quantity of fuel the NEXT can produce if the refinery is operating at capacity. NEXT cannot predict what factors will affect the purchase price of feedstock and the sales price of its fuel, as well as changes other factors, including labor costs and compliance with government regulations that may also affect its ability to operate profitable. Other general conditions, including weather and climate conditions in the Pacific Northwest, including the effects of global warming, wars or terrorist acts and any pandemics or other conditions that affect the economy generally will also affect NEXT’s ability to operate profitably. NEXT cannot predict the type of factors which may affect its ability to operate profitably when the refinery commences operations. The rapidly evolving changes in financial markets could also have a material impact on NEXT’s or NXTCLEAN’s ability to obtain financing, which could impact its liquidity and ability to complete the construction of its refinery.

Cash Flows

The following table summarizes NEXT’s cash flows for each of the periods set forth below (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by operating activities	$5,673	$880
Net cash used in investing activities	$(6,706)	$(5,709)
Net cash provided by financing activities	$1,233	$5,050

Operating Activities

During the year ended December 31, 2021, net cash provided by operating activities was $5.7 million compared to $0.9 million for the year ended December 31, 2020. The $5.7 million of cash flow from operations reflected the $4.6 million loss offset primarily by a $7.0 million increase in other liabilities, an approximately $1.7 million loss on conversion and extinguishment of debt resulting from the issuance of warrants in connection with the extension of debt obligations, and stock-based compensation of approximately $0.9 million.

For the year ended December 31, 2020, net cash from operating activities of approximately $0.9 million reflected the net loss of approximately $1.4 million, primarily offset by a $3.0 million increase in other liabilities, stock-based compensation of approximately $0.8 million, and increased by approximately $1.0 million due from affiliate.

Investing Activities

During the years ended December 31, 2021 and 2020, NEXT used $6.7 million and $5.7 million, respectively, in cash for investing activities, of which related to our permitting, engineering, and land costs primarily related to its planned NEXT Refinery.

Financing Activities

During the year ended December 31, 2021, NEXT generated $1.2 million in cash from financing activities, which primarily consisted of $2.0 million of net proceeds from the 2021 Senior Secured Notes (“2021 Units”) and $0.5 million from the 2021 Senior Secured Convertible Notes and $0.5 million of increased short term debt net of $1.8 million of repayments of short-term debt.

During the year ended December 31, 2020, NEXT generated approximately $5.1 million in cash from financing operations, representing $3.6 million borrowing on short-term debt and approximately $1.5 million from borrowing on a convertible note.

Outstanding NEXT Long-Term Debt Obligations

The following table sets forth NEXT’s long-term debt obligations at December 31, 2022:

Description	Interest Rate	Maturity	Principal Balance
2019 Senior Secured Convertible Notes	12%	December 2023	$100,000
2020 Senior Secured Convertible Notes	12%	2/24/2023 – 8/17/2023	1,450,000
2021 Senior Secured Convertible Notes	12%	December 2024	500,000
2021 Senior Secured Notes	12%	1/31/2023	2,000,000
2022 Convertible promissory notes	12%	September 2025	700,000
Finance lease obligations			107,000

In addition to its long-term debt, NEXT has a 6% note in the principal amount of $1,900,000, payable to BEG which is secured by a first trust deed on the Teevin Property. The note matures on January 31, 2023. Historically, NEXT’s financings obtained from convertible and non-convertible notes have had a term of one to three years. Convertible notes have a provision whereby if NEXT’s common stock is listed on a national stock exchange, such as Nasdaq, the principal and interest due on such notes would be converted into shares of NEXT common stock. For convertible notes that become due before NEXT’s common stock is listed on a national stock exchange, and for non-convertible notes or short-term debt that does not have a conversion feature, NEXT plans on negotiating with such holders to arrange to convert their such instruments into NEXT common stock.

2021 Senior Secured Notes

In 2021, NEXT issued and sold to ten investors units (the “2021 Units”) consisting of senior secured notes with a total principal amount of $2.0 million and warrants to purchase a total of 1,000,000 shares of NEXT common stock with an exercise price of $5.00 per share. The net proceeds from the sale of the 2021 Units were used to partially prepay an outstanding loan on the Teevin Property. The notes issued as part of the 2021 Units are secured by a second mortgage on the Teevin Property.

NEXT may prepay the principal balance of the notes issued as part of the 2021 Units, plus accrued interest at any time. NEXT is required to prepay the entire principal balance of these notes plus interest in the event that NEXT receives funding in one or more transactions in an aggregate amount equal to or greater than $30.0 million from the issuance of Company equity or debt, contractual payments from third parties and/or the sale of Company assets. In the event of a full or partial prepayment NEXT is required to also pay a prepayment fee in the amount of a full year’s interest, less any amounts accrued as interest payable.

The holders of the 2021 Units may request that any payment of the notes, including accrued interest, be in the form of common stock at a price of $5.00 per share.

In August 2022, the due date of the 2021 Note was extended to January 31, 2023. As consideration for the extension, NEXT issued additional fully vested warrants to purchase 500,000 shares of common stock for $5.00 per share.

2021 Senior Secured Convertible Notes

In December 2021, NEXT issued its one-year 12% Senior Secured Convertible Notes (the “2021 Notes”) in the total principal amount of $3.0 million. As of December 31, 2021, $0.5 million of the notes had been funded by one investor. The 2021 Notes are secured by all of NEXT’s assets. Under the terms of the 2021 Notes, NEXT may prepay the principal balance in whole or in part at any time without penalty provided that NEXT give the noteholders notice and the note holder have the right to convert the note, including accrued interest, into common stock at $5.00 per share.

The 2021 Notes, including accrued payable interest, are convertible at the option of the holders to common stock in the case of a qualified financing event or an initial public offering, as defined in the terms, respectively. The holders of the 2021 Notes have the following conversion provisions.

•        If NEXT receives net cash proceeds greater than $30 million from debt or equity issuances in either a single or a series of related transactions, or if NEXT is sold for greater than $30 million in net proceeds the notes are due in full or the holder has the option to convert at the exercise price noted in the related note agreement.

•        The notes automatically convert to common stock at $5.00 per share if NEXT’s shares are listed on a United States national securities exchange.

•        At the option of the holder, the notes may be converted at the conversion price of $5.00.

See Note 3 of Notes to NEXT’s Consolidated Financial Statements for further discussion of the long term debt at December 31, 2021.

2022 Financing

In September 2022, NEXT conducted a private placement of unsecured 12% convertible three-year loans (the “September 2022 Notes”), including warrants to purchase 1,400,000 fully vested shares NEXT’s common stock for an aggregate of $700,000 from three investors. The conversion price of convertible loans and the exercise price of the warrants is $22.70 unless NEXT consummates a qualifying merger or is acquired (“Qualifying Transaction”). Upon a Qualifying Transaction, the conversion price of the notes and accrued interest and the exercise price of the warrants will be 80% of the price per share of the Qualifying Transaction.

In September 2022, the 2018 Notes became due and payable. In October 2022, all eleven holders of the 2018 Notes representing $2,275,000 in principal and four of the five holders of the 2019 Notes representing $575,000 in principal elected to convert their notes and accrued interest into common shares of the company at their respective conversion rates. A principal amount of $100,000, plus accrued interest, of the remaining 2019 Notes becomes due to one noteholder due in December 2023.

Short-Term Note Payable

In connection with the acquisition for $3.7 million of approximately 25 acres of real property located at planned Port Westward, Oregon (the “Teevin Property”) on December 14, 2020, NEXT entered into a Promissory Note Agreement with the Beutler Exchange Group (“BEG”) for notes in the initial principal amount of $3.6 million. The BEG Note is secured by a first trust deed on the Teevin Property and bears interest at an initial simple interest rate at the September 2020 Short-Term Annual Compounding, Applicable federal Rate as published by the U.S. Internal Revenue Service (0.14% in September 2020).

On May 19, 2021, NEXT entered into an Amended and Restated Promissory Note whereby the maturity date was extended to November 1, 2021, the stated interest rate was changed to 6% per annum, and the purchase price of the land and the underlying note and accrued interest was increased by $0.5. Using funds from the 2021 Units, NEXT paid $1.8 million of the outstanding BEG Note on May 20, 2021. As consideration for the amendment, NEXT issued fully vested warrants to purchase 50,000 shares of common stock for $5.00 per share. On November 1, 2021, NEXT entered into a Second Amended and Restated Promissory Note, extending the maturity date to June 30, 2022. All other terms and conditions remain unchanged. As consideration for the Second Amendment, NEXT issued fully vested warrants to purchase 100,000 shares of common stock for $5.00 per share. In 2022, NEXT executed a third amendment whereby in exchange for fully vested warrants to purchase 50,000 shares of common stock for $5.00 per share, NEXT extended the maturity date of the BEG Note to January 31, 2023.

See Note 4, Short-term Note Payable, to our consolidated financial statements included herein for further discussion of the short term debt at December 31, 2021.

Commitments and Contingencies

Leases

NEXT incurred rent expense under operating leases of $546,000 for the year ended December 31, 2021. As of December 31, 2021, future minimum lease payments under noncancelable operating and finance leases are as follows:

	Operating Lease	Finance Lease
2022	$1,302,000	$18,000
2023	1,302,000	18,000
2024	1,302,000	18,000
2025	1,302,000	18,000
2026	1,302,000	18,000
Thereafter	31,790,000	90,000
Total	$38,300,000	$180,000
Less: Imputed interest	(28,360,000)	(73,000)
Future minimum lease payments	$9,940,000	$107,000

The interest expense amortization component of the finance lease liabilities is recorded as interest expense, and the amortization component of finance lease ROU assets is recorded as depreciation expense. See Note 7 of Notes to NEXT’s Consolidated Financial Statements.

Purchase Commitments

On December 14, 2020, in conjunction with the acquisition of the Teevin Property, NEXT granted the Sellers of the Teevin Property a right of first refusal to supply certain materials and to perform certain construction related work anticipated to be contracted for the planned NEXT Refinery. The right of first refusal is a binding purchase contract between NEXT and the Sellers. The activities under the right of first refusal, however, cannot take place until the proper permits are obtained. At December 31, 2021 and 2020, respectively, there were no construction activities related to the right of first refusal.

Supply and Offtake Agreements

In 2019, NEXT executed agreements with several parties to supply feedstock for and offtake of renewable fuel produced from the planned NEXT Refinery for a term of five years. NEXT is currently in the process of negotiating term extensions for certain of these agreements.

The feedstock supply and offtake agreements that NEXT has negotiated expose the Company to market pricing risks based on fluctuations in the costs of various feedstock as well as fluctuations in the price of the various components of the company’s revenue streams. These include:

1.      The value of the actual fuel product, which is referred to [in the agreements] as the “molecule value”. This is the actual reported value of the hydrocarbon equivalent of the products that NEXT expects to produce and sell. These include either Heating Oil [“HO”], or Ultra Low Sulfur Diesel [“ULSD”], of which RD is the analogue, and kerosene (or “Jet A”), for which SAF is the analogue.

2.      The value of any federal credits (known as Renewable Identification Numbers or “RIN’s”) generated under the Renewable Fuel Standard “RFS”, the Federal Blenders Credit, or, any of the more recent credit programs issued under the Inflation Reduction Act.

3.      The value of any state credits generated by the avoidance of, or reduction in, the carbon intensity of a given fuel. These are typically called Low Carbon Fuel Standards, or “LCFS” programs, although in Oregon they are known as Clean Fuel Programs, or “CFP’s”.

Both the value of the various feedstocks (which make up the cost of goods sold), as well as all of the components to the revenue stream, are subject to market variability. Given this, the expanding demand and corresponding supply pressure, it is possible that feedstock prices and the various components of NEXT’s revenue stream could move inversely to each other and result in negative gross margins for the Company.

These dynamics are both recognized and understood by NEXT’s management and the broader market, and NEXT is taking steps to mitigate these pressures. These steps include:

1.      Negotiating floor pricing mechanisms, either relating to gross margin, or operating income, such that NEXT is afforded a minimum margin regardless of how costs or prices move. NEXT has begun discussions to move some or all of the Company’s offtake agreements to this structure.

2.      Securing long-term volume of low carbon intensity feedstocks through proprietary sourcing arrangements to supplement feedstocks supplied to the NEXT Refinery through its relationship with BP.

3.      Designing and ultimately constructing the NEXT Refinery such that it will be able to produce products with some of the lowest carbon intensities (“CI”) in the industry. These efforts include recycling the LPG and naphtha produced along with the RD and SAF back into the production process to greatly reduce, and in some circumstances, completely eliminate the need to use methane in the production of hydrogen. Other aspects of the design that seek to reduce the CI include:

A.     Constructing a large-scale facility located at a deep-water logistics hub with blue ocean access that allows feedstock to be sourced worldwide at significant volume and that allows refined product to be moved out in significant lot sizes.

B.      Potentially integrating “next-generation” CI reduction techniques including carbon capture and sequestration of much of the CO2 produced from the facility.

By building a facility that seeks to be one of the lowest CI producers, NEXT expects to maximize the price that it can sell its products and thus become a preferred supplier. This would allow the Company to charge a premium price in the marketplace and would facilitate an increased positive spread between revenue and costs.

To the extent that NEXT is unsuccessful in the efforts described above, the nature of the market and the Company’s existing agreements are such that adverse movements in revenue, costs, or both could cause the Company to operate at a loss for an extended period of time, including the possibility of operating at a negative gross margin. If these concerns cannot be mitigated, this could lead to the Company failing to secure the financing necessary to construct the NEXT Refinery.

Exclusivity Agreement

On June 17, 2020, NEXT, its chief executive officer as an individual, and WED entered into the Exclusivity Agreement with three parties (collectively, the “Interested Parties”) related to the planned NEXT Refinery. The Exclusivity Agreement provides that any fees received by NEXT under the Exclusivity Agreement from the Interested Parties were to be used for approved expenditures.

At December 31, 2021, and 2020, $9,500,000 and $2,500,000 in fees received under the terms of the Exclusivity Agreement are included in other liabilities in NEXT’s consolidated balance sheets. In June and July 2021, all the Interested Parties terminated the Exclusivity Agreement and, as a result, all restrictions on use of the proceeds of the Exclusivity Agreement. Exclusivity Agreement provides that if either NEXT or the planned NEXT Refinery is acquired within 547 days of the dates of termination of the Exclusivity Agreement by the Interested Parties, amounts received from Interested Parties, which totaled $9.5 million at December 31, 2022, are to be refunded by NEXT to the applicable Interested Parties to the extent that they are not converted into equity.

In November 2022, two of the Interested Parties agreed to convert funds paid by them, totaling $6.3 million pursuant to the Exclusivity Agreement to common stock subsequent to the closing of the Merger at a conversion price of $8 per share of NEXT Common Stock. The third Interested Party and NEXT agreed that NEXT would refund $3.1 million 365 days after the consummation of the business combination or within 60 days after the consummation of Another Funding Transaction. If the $3.1 million is not repaid by September 29, 2023 then compound interest at the Prime Rate plus 2% will begin accruing on such date.

Off-Balance Sheet Arrangements

As of December 31, 2021, NEXT did not have any material off-balance sheet arrangements, except for operating lease obligations and finance lease obligations.

Critical Accounting Policies

NEXT defines its critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which NEXT applies those principles. NEXT’s significant accounting policies are described in Note 2 of Notes to NEXT’s Consolidated Financial Statements.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, certain disclosures at the date of the consolidated financial statements, as well as the reported amounts of expenses during the reporting period. Significant estimates affecting the consolidated financial statements have been prepared on the basis of the most current and best available information. The estimates and assumptions include, but are not limited to, the values of long-lived assets, stock-based compensation, deferred tax assets and the fair value of certain financial instruments. These estimates and assumptions are based on management’s best estimates and judgements. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Leases

In accordance with Accounting Standards Update, ASU 2016-02, Leases (Topic 842) which was further modified in ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842) Targeted Improvements to clarify implementation guidance, NEXT recognizes assets and liabilities on the balance sheet for leases with lease terms greater than 12 months.

Stock-Based Compensation

NEXT recognizes stock compensation in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments including stock options, restricted stock units and the employee stock purchase plan.

NEXT recognizes the fair value of stock options granted as stock-based compensation expense over the period in which the related services are received. NEXT recognizes forfeitures as they occur. NEXT believes that the estimated fair value of stock options is more readily measurable than the fair value of the services rendered.

For performance-based stock options, expense is recognized over the period from the grant date to the estimated attainment date, which is the derived service period of the award.

NEXT uses the Black-Scholes option pricing model to estimate the fair value of stock options. Fair value is estimated at the date of grant for employee options and at the date on which the consultant’s performance is complete for consultant options:

	2021	2020
Stock Price	$3.75 – $5.00	$3.75
Risk-free interest rate(1)	0.26% – 0.85%	0.14% – 0.21%
Expected volatility(2)	85%	65%
Expected term (in years)(3)	2.5 – 3.0	2.0 – 3.0
Expected dividend yield(4)

____________

(1)      The risk-free interest rate is based on the yields on U.S. Treasury debt securities with maturities approximating the estimated life of the options.

(2)      Volatility is estimated by management. This estimate is based on the average volatility of certain public company peers within the Company’s industry.

(3)      The expected term of options is the average of the contractual term of the options and the vesting period.

(4)      No cash dividends have been declared on the Company’s common stock since the Company’s inception, and the Company currently does not anticipate declaring or paying cash dividends over the expected life of the options.

The stock price was estimated by utilizing a discounted cash flow method then applying a discount for lack of marketability (20% – 27%). Management believes their estimates and assumptions used in the discounted cash flow method are reasonable and represent appropriate marketplace considerations as of the valuation date.

Fair Value of Financial Instruments

Financial assets with carrying values approximating fair value include cash, cash equivalents and restricted cash. Financial liabilities with carrying values approximating fair value include accounts payable and accrued liabilities due to their short-term nature.

The carrying value of NEXT’s secured debt approximates fair value, based on interest rates available to NEXT for debt with similar terms.

Warrants

NEXT reviews the terms of warrants to purchase its common stock to determine whether warrants should be classified as liabilities or stockholders’ equity in its consolidated balance sheets. In order for a warrant to be classified in stockholders’ equity, the warrant must be (i) indexed to NEXT’s equity and (ii) meet the conditions for equity classification.

If a warrant does not meet the conditions for shareholders equity classification, it is carried on the consolidated balance sheets as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in other non-operating losses (gains) in the consolidated statements of operations and comprehensive loss. If a warrant meets both conditions for equity classification, the warrant is initially recorded, at its relative fair value on the date of issuance, in shareholders equity in the consolidated balance sheets, and the amount initially recorded is not subsequently remeasured at fair value. As discussed in Note 3, NEXT issued warrants in connection with debt issuances, and such warrants are treated as equity.

Going Concern

The consolidated financial statements of NEXT have been prepared in accordance with GAAP, on a going concern basis, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities in the normal course of business. NEXT’s recurring net losses, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. NEXT incurred losses of $4.6 million and $1.4 million for the years ended December 31, 2021 and 2020, respectively, and losses are continuing, and are expected to continue until NEXT completes its refinery and begins to generate revenue from the sale of is fuels, which is not expected until no earlier than 2026. NEXT had a working capital deficit of $16.5 million at December 31, 2021 and a stockholder’s deficit of December 31, 2021.

Financial Instruments and Concentrations of Risk

Financial instruments that potentially subject NEXT to a concentration of credit risk consist of cash and cash equivalents. NEXT maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. NEXT places its cash with high credit quality financial institutions. NEXT has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

MANAGEMENT OF NXTCLEAN FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Board of Directors

The following table sets forth the persons ITAQ and NEXT anticipate will become the directors and executive officers of NXTCLEAN.

Name	Age	Position
Christopher Efird	58	Chief Executive Officer, Acting Chief Financial Officer and director
Eugene Cotten	63	President, director
Robert Armstrong	56	Chief Commercial Officer
David Kane	60	Senior Vice President of Finance
Haiping Ni	49	VP of Administration and Finance
Michael Hinrichs	40	Director of Communications
Luisa Ingargiola	55	Director, chair of the audit committee
E. Scott Crist	57	Director
Lisa Holmes	57	Director
Daniel Kim	54	Chief Strategic Officer

The NXTCLEAN Board is expected to be composed of seven directors, consisting of one ITAQ designee and six NEXT designees, at least four of whom must qualify as independent under the rules of The Nasdaq Stock Market. Additionally, certain current NEXT management personnel will become officers of NXTCLEAN. For biographical information concerning E. Scott Crist, see “Information About ITAQ — Directors and Executive Officers.”

Biographies of Executive Officers and Directors

Christopher Efird.    Mr. Efird combines thirty years of entrepreneurship with extensive energy industry, financial community, and US public market experience across a wide variety of types and sizes of companies. Since he co-founded the company in 2016, Mr. Efird has served as Chief Executive Officer of NEXT where he oversees all the company’s business and development activities. Mr. Efird has previously led or co-led the investment into twenty-nine growth stage businesses both in the US and internationally. Of these, eighteen became public in the United States including two each on the New York Stock Exchange and American Stock Exchange and seven on the NASDAQ. Previously, Mr. Efird co-founded and managed two related private equity funds that invested in companies operating across a wide variety of industries including energy, technology, and manufacturing. A native of Houston, TX, Mr. Efird grew up in the traditional energy industry. He previously served as the chairman of a pipeline construction company and has funded the turn-around / restart of a biodiesel production facility as well as the feasibility and initial site design and development of a world-scale LPG export terminal. He has long term relationships across the energy economy and value chain which he is now actively leveraging to position NEXT as a leader in the provision of drop-in replacement clean fuels. Mr. Efird is a graduate of the Advanced Management and Leadership program at Oxford University’s Saïd School of Business. In addition, he holds a Bachelor of Science degree from Texas A&M University and a Master of Arts degree from Sam Houston State University. NEXT believes Mr. Efird is qualified to serve on the NXTCLEAN board due to his prior board experience and his knowledge of the energy industry.

Daniel Kim.    Mr. Kim is focuses on sustainable fuels and infrastructure development where he advocates for decarbonization of industry and transport sectors through advancement of synthetic fuel, renewable energy, electrification, and hydrogen ecosystems. Combining these industry efforts with regulatory and public policy development, he seeks to drive responsible energy transition. From [      ] to [      ], Mr. Kim Served as [        ] of the Pilot Company, and previously held key business development role with Pilot, one of the largest travel center networks in North America, where he focused on the development of sustainable alternative energy platforms. Daniel was also the former Chief Financial Officer of World Energy, producer and distributor of sustainable aviation fuel, renewable diesel and biodiesel. Daniel has been active in the global energy sector for 25+ years in operating companies and financial institutions which included ExxonMobil, Morgan Stanley, Deutsche Bank, and Mitsubishi UFJ Financial Group. He has leadership experience in private and public strategy development; operations management; technology implementation; and transaction experiences in M&A, joint ventures, restructuring and financing. Daniel earned an MBA from Yale University and BS in Chemical Engineering from Cornell University. He is also a First Movers Fellow with the Aspen Institute. NEXT believes Mr. Kim is qualified to serve on the NXTCLEAN board due to his knowledge of the energy industry and financial expertise.

Eugene (Gene) Cotten.    Mr. Cotten brings 37 years of experience in project design, engineering and execution for the gas, oil and renewable energy industries. Mr. Cotten joined NEXT in 2022. From 2009 to 2020, Mr. Cotten was the Vice President of Project Development for International Alliance Group where he led the Project Development group executing project design reviews, project scope development, FEL1 project cost estimates and project due diligence engagements. He has worked as a Senior Executive for several major energy companies, as well as performed third-party consulting in energy acquisition and technical due diligence. Over the last decade, he has performed scoping evaluations for over twenty renewable diesel projects, reviewing technology selection, site selection, project scope definition and project cost estimates. Since 2020, Mr. Cotten has been working on the NEXT Refinery project overseeing all the technical aspects of process design and project execution. He also previously served as Vice President of Refining for the Big West of California refinery and Vice President of Regional Refining and Plant Manager for both Valero Texas City and Houston refineries. Gene was responsible for overall facility operations and strategic development where he was instrumental in developing and executing several capital projects valued greater than $1.0B dollars. NEXT believes Mr. Cotten is qualified to serve on the NXTCLEAN board due to his industry knowledge and expertise.

Luisa Ingargiola.    Ms. Ingargiola has significant experience serving as Chief Financial Officer or Audit Chair for multiple NASDAQ and NYSE companies. She currently serves as C.F.O of Avalon Globocare (NASDAQ:ALBT) and Director and Audit Chair for several public companies including ElectraMeccanica (NASDAQ:SOLO), Dragonfly Energy (NASDAQ:DFLI) and Vision Marine Technologies (NASDAQ:VMAR). From 2007 through 2016, Ms. Ingargiola served as the Chief Financial Officer and then Director at MagneGas Corporation (NASDAQ: MNGA). Prior to 2007, Ms. Ingargiola held various roles as Budget Director and Investment Analyst in several private companies. Ms. Ingargiola graduated from Boston University with a Bachelor’s degree in Business Administration and a concentration in Finance. She received her MBA in Health Administration from the University of South Florida. NEXT believes Ms. Ingargiola is qualified to serve on the NXTCLEAN board because of her extensive knowledge of corporate governance, regulatory requirements, executive leadership and knowledge of, and experience in, financing and M&A transactions.

Lisa Holmes.    Ms. Holmes has over 30 years of experience at the Executive or Director level with a specific focus in human resources. Ms. Holmes has served as on the Executive Vice President, Human Resources and compensation committee for Xponential Fitness (NYSE:XPOF), a fitness franchisor based in Irvine, California. Prior to her tenure with Xponential Fitness, Ms. Holmes held various roles as either the Head of Human Resources or Chief Talent Officer. Ms. Holmes is a member of several human resource professional organizations and is the author of Job Hunting NOW? Keeping It Real in A Modern Career Search. Ms. Holmes hold a Bachelors and Masters in Human Resources from Lindenwood University. NEXT believes Ms. Holmes is qualified to serve as on the NXTCLEAN board because of her extensive experience as a public company director and her knowledge of corporate governance.

Robert Armstrong.    Mr. Armstrong combines 33 years of commercial experience in the oil, gas, commodity trading, and renewable energy industries. From 2021 to 2022, Mr. Armstrong was VP of Business Development with Energy Midstream LLC where he was responsible for identifying opportunities in processing for renewable feedstocks and asset purchases. From 2012 to 2020, Mr. Armstrong was Manager of Business Development at Kinder Morgan where he was responsible for building their transmix processing business, traded the corporate RINS portfolio, managed the butane blending partnership, and later acted as the business development manager for Kinder’s Plantation Pipeline and Crude Marketing Team. In 1994 Mr. Armstrong embarked on a 17-year career to trade crude oil, natural gas, power, and refined products for such companies as BP, American Electric Power, and Constellation Energy Group. Mr. Armstrong started his commercial career in 1989 with Lehman Brothers on the floor of The New York Mercantile Exchange (NYMEX) where he executed trades for a cross section of international oil companies, hedge funds, and major refiners.

David Kane.    Mr. Kane combines thirty years of finance and operations experience across numerous industries in small and medium sized businesses. Mr. Kane has been with NEXT since 2019 and currently serves as the company’s VP of Finance, overseeing NEXT’s accounting and financial reporting activities. From December 2020 to February 2022, Mr. Kane served as the CFO for JS Products, a Las Vegas, Nevada based manufacturer. From August 2018 to December 2019, Mr. Kane served as the CFO for Xtreme Cubes Corporation, a Las Vegas, Nevada based manufacturer of modular structures. Mr. Kane started his career as an auditor at the Los Angeles office of Arthur Andersen & Co. A native of Los Angeles, California, Mr. Kane now lives with wife and two teenage sons in Las Vegas, Nevada where he has lived since 2016. Mr. Kane holds a Bachelor of Arts degree from the University of California, Los Angeles and is a certified public accountant.

Haiping Ni.    Mr. Ni has over 20 years’ experiences in the financial industry and the oil & gas industry. Mr. Ni joined NEXT in [      ]. From 2017 to 2021, Mr. Ni served as managing director at WE Innovation Group, Inc., which focused on the development, investments and marketing of global innovative technologies in Energy, Environment, Health & Safety (EHS) and Healthcare. Previously, in 2013, Mr. Ni co-founded an upstream oil & gas exploration company which invested and developed oil & gas assets in the United States. Prior to that, he worked as a managing director at Access America Investments, LLC (AAI), a private equity fund management company located in Houston. Mr. Ni was responsible for deal sourcing, due diligence, deal structuring, valuation, negotiations, closing and portfolio company management. Haiping previously spent years at Tianjin Economic & Technological Development Area (TEDA), where he established TEDA’s Shanghai Office as the Vice Director of the Office and provided consultation for foreign direct investment investors and closed foreign direct investment deals valued at $120 million for three Fortune 500 companies. Mr. Ni has an MBA degree in Finance and Entrepreneurship from Rice University.

Michael Hinrichs.    Michael Hinrichs brings nearly two decades of experience in corporate communications, external affairs, investor relations, and ESG program development. Mr. Hinrichs joined NEXT in 2021. Since 2012, Mr. Hinrichs has served and Principal and Managing Director at Vantage Pointe LLC. He has extensive experience in permitting multi-billion dollar energy projects, developing emerging brands, positioning companies or products for public launch, and managing crisis communications. Throughout the last decade, Mr. Hinrichs has built influential coalitions in the western United States, uniting unions, environmentalists, communities and business advocacy organizations. As a career public affairs specialist, Hinrichs has represented global players like Shell, Shell Hydrogen, General Motors EV, Sempra Utilities, Wartsila and Woodside Energy. Previously, in 2008, Mr. Hinrichs co-founded the LA Sustainability Collaborative to advance research in smart growth policies. The non-profit realized success quickly and was absorbed into the world-renown UCLA Luskin Institute.

Corporate Governance

NXTCLEAN will structure its corporate governance in a manner ITAQ and NEXT believe will closely align their interests with those of their stockholders following the Business Combination. Notable features of this corporate governance include:

•         NXTCLEAN’s audit, compensation and nominating committees immediately following the consummation of the Business Combination will be comprised solely of independent directors., and the independent directors will meet regularly in executive sessions without the presence of NXTCLEAN’s corporate officers or non-independent directors;

•        at least one of NXTCLEAN directors will qualify as an “audit committee financial expert” as defined by the SEC, and that the chairman of the audit committee will be an audit committee financial expert; and

•        NXTCLEAN will implement a range of other corporate governance practices, including implementing a robust director education program and an insider trading policy.

Classification of Board of Directors

Following completion of the Business Combination, NXTCLEAN’s board of directors will consist of seven members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•        the Class I directors will be [_________], and their terms will expire at the first annual meeting of stockholders to be held after the completion of the Merger;

•        the Class II directors will be [_________], and their terms will expire at the second annual meeting of stockholders to be held after the completion of the Merger; and

•        the Class III directors will be [_________], and their terms will expire at the third annual meeting of stockholders to be held after the completion of the Merger.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. NXTCLEAN’s certificate of incorporation and bylaws to be in effect upon the completion of the Business Combination will authorize only NXTCLEAN’s board of directors to fill vacancies on the board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of NXTCLEAN’s board of directors may have the effect of delaying or preventing changes in control of NXTCLEAN.

Independence of our Board of Directors

NXTCLEAN currently expects that upon consummation of the Merger, four of its seven (7) directors will be independent directors and NXTCLEAN’s Board will have an independent audit committee, nominating committee and compensation committee. NXTCLEAN anticipates that will be “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules.

Board Committees

Audit Committee

NXTCLEAN’s audit committee will be responsible for, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm their independence from management;

•        reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that it files with the SEC;

•        overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing our policies on risk assessment and risk management;

•        reviewing related person transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon consummation of the Business Combination, we anticipate that NXTCLEAN’s audit committee will consist of Luisa Ingargiola, Lisa Holmes, and [•], each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. NXTCLEAN’s Board will adopt a new written charter for the audit committee, as attached to this proxy statement/prospectus as Exhibit [  ], and which will be available on NXTCLEAN’s website after adoption. The reference to NXTCLEAN’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on NXTCLEAN’s website into this proxy statement/prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•        reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•        overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•        reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

•        reviewing and approving all employment agreement and severance arrangements for our executive officers;

•        making recommendations to our board of directors regarding the compensation of our directors; and

•        retaining and overseeing any compensation consultants.

Upon consummation of the Business Combination, it is anticipated that NXTCLEAN’s compensation committee will consist of Lisa Holmes, Luisa Ingargiola and [•], each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. NXTCLEAN’s Board will adopt a new written charter for the compensation committee, which will be available on NXTCLEAN’s website after adoption. The reference to NXTCLEAN’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on NXTCLEAN’s website into this proxy statement/prospectus.

Nominating Committee

NXTCLEAN’s nominating committee will be responsible for, among other things:

•        identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•        overseeing succession planning for our Chief Executive Officer and other executive officers;

•        periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

•        overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•        developing and recommending to our board of directors a set of corporate governance guidelines.

Upon consummation of the Business Combination, it is anticipated that NXTCLEAN’s nominating committee will consist of [•], [•] and [•], each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership. NXTCLEAN’s Board will adopt a new written charter for the nominating committee, which will be available on NXTCLEAN’s website after adoption. The reference to NXTCLEAN’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on NXTCLEAN’s website into this proxy statement/prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Ethics

NXTCLEAN’s Board will adopt a new Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics will be available on NXTCLEAN’s website. In addition, NXTCLEAN intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to NXTCLEAN’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on NXTCLEAN’s website into this proxy statement/prospectus.

Compensation of Directors and Officers

Following the Closing of the Business Combination, it is expected NXTCLEAN’s executive compensation program to reflect NEXT’s compensation policies and philosophies, as they may be modified and updated from time to time.

Following the Closing of the Business Combination, it is expected that decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the NXTCLEAN Board. NEXT’s executive compensation programs for 2022 are further described above under “NEXT’s Director and Executive Compensation.”

Description of EIP

NXTCLEAN plans to establish the Incentive Plan, as described in “Proposal No. 3 — The Incentive Plan Proposal” and attached to this proxy statement/prospectus as Annex D.

BENEFICIAL OWNERSHIP OF ITAQ SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of ITAQ Common Stock as of January 12, 2023 and (ii) expected beneficial ownership of the NXTCLEAN’s Common Stock immediately following the Closing by:

•        each person who is, the beneficial owner of more than 5% of issued and outstanding shares of ITAQ our Common Stock;

•        each of ITAQ’s current executive officers and directors; and

•        all executive officers and directors of ITAQ as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership information below excludes the shares issuable upon exercise of the Public Warrants and the Private Placement Warrants and options under the Option Agreements, shares of Class A Common Stock expected to be issued or reserved under the Equity Incentive Plan.

The beneficial ownership of ITAQ Common Stock pre-Business Combination is based on 21,562,500 shares of ITAQ Common Stock (including 17,250,000 Public Shares and 4,312,500 founder shares) issued and outstanding as of January 9, 2022.

	Class A Common Stock		Class B Common Stock		Approximate Percentage of Outstanding Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Industrial Tech Partners II, LLC(2)	—	—	4,312,500	100%	20%
E. Scott Crist(2)	—	—	4,312,500	100%	20%
R. Greg Smith(3)	—	—	—	—	—
Andrew Clark(3)	—	—	—	—	—
Aruna Viswanathan(3)	—	—	—	—	—
Harvin Moore(3)	—	—	—	—	—
All executive officers and directors as a group (5 individuals)	—	—	4,312,500	100%	20%

Other 5% Stockholders
Saba Capital Management, L.P.(4)	1,225,000	7.10%			5.68%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Industrial Tech Acquisitions II, Inc., 5090 Richmond Ave, Suite 319, Houston, Texas 77056.

(2)      Represents shares held by Industrial Tech Partners II, LLC, ITAQ’s sponsor. E. Scott Crist is the managing member of our sponsor, has the sole right to vote or dispose of the shares and may be deemed to have beneficial ownership of the common stock held directly by ITAQ’s sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)      Does not include any shares held by our sponsor. This individual is a member of our sponsor, as described in footnote 3, but does not have voting or dispositive control over the shares held by our sponsor.

(4)      According to a Schedule 13G filed on January 21, 2022, Saba Capital Management, L.P., Boaz R. Weinstein, and Saba Capital Management GP, LLC acquired 1,225,000 shares of Class A common stock. The business address for the reporting persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The expected beneficial ownership of shares of the Company’s Common Stock post-Business Combination, assuming none of the Public Shares are redeemed, has been determined based upon the following: (i) that no Public Shareholders exercise their redemption rights (no redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases the Company’s Common Stock (post-Business Combination), (iii) that [_____] shares of Class A Common Stock are issued to the PIPE Investors, (iv) that 791,666 shares of Class A Common Stock are issued pursuant to the Refund Agreement.

The expected beneficial ownership of shares of the Company’s Common Stock post-Business Combination, assuming 50% of the public shares have been redeemed, has been determined based on the following: (i) that holders of 8,625,000 Public Shares exercise their redemption rights (50% redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases the Company’s Common Stock, (iii) that [            ] shares of Class A Common Stock are issued to the PIPE Investors (iv) that 791,866 shares of Class A Common Stock are issued pursuant to the Refund Agreement.

The expected beneficial ownership of shares of the Company’s Common Stock post-Business Combination, assuming the maximum number of Public shares have been redeemed, has been determined based on the following: (i) that holders of 16,025,000 Public Shares exercise their redemption rights (maximum redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases the Company’s Common Stock (iii) that [              ] shares of Class A Common Stock are issued to the PIPE Investors and the holders of the Investor Note (iv) that 791,866 shares of Class A Common Stock are issued pursuant to the Refund Agreement.

The beneficial ownership information below excludes the shares issuable upon exercise of the Public Warrants and the Private Placement Warrants and options under the Option Agreements, shares of Class A Common Stock expected to be issued or reserved under the Equity Incentive Plan or the Employee Stock Option Plan.

	After the Business Combination
	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of NEXT Common Shares	% of Class	Number of NEXT Common Shares	% of Class	Number of NEXT Common Shares	% of Class
Principal Shareholders of ITAQ:
Industrial Tech Partners II, LLC (the “Sponsor”)(2)(3)	12,350,000	20.84%	12,350,000	24.39%	12,350,000	29.06%
Directors and named executive officers prior to the Business Combination:
E. Scott Crist(2)(3)(4)	12,708,627	21.37%	12,708,627	24.99%	12,708,627	29.74%
R. Greg Smith(2)(5)	—	0.00%	—	0.00%	—	0.00%
Andrew Clark(2)(5)	—	0.00%	—	0.00%	—	0.00%
Aruna Viswanathan(2)(5)	—	0.00%	—	0.00%	—	0.00%
Harvin Moore(2)(5)	—	0.00%	—	0.00%	—	0.00%
All directors and executive officers prior to the Business Combination (5 persons:)	12,708,627	21.37%	12,708,627	24.99%	12,708,627	29.74%
Directors and named executive officers after the Business Combination:
Christopher Efird(6)	22,105,336	43.16%	22,105,336	45.70%	22,105,336	54.93%
Daniel Kim(7)	1,123,200	2.15%	1,123,200	2.57%	1,123,200	3.16%
Eugene Cotten(8)	1,404,000	2.67%	1,404,000	3.19%	1,404,000	3.91%
Luisa Ingargiola(9)	224,640	0.44%	224,640	0.52%	224,640	0.00%
E. Scott Crist(14)	12,708,627	21.37%	12,708,627	24.99%	12,708,627	29.74%
Lisa Holmes	—	0.00%	—	0.00%	—	0.00%
David Kane(10)	758,160	1.46%	758,160	1.75%	758,160	2.15%
Haiping Ni(11)	2,626,833	5.10%	2,626,833	6.13%	2,626,833	7.56%
Michael Hinrichs(12)	280,800	0.55%	280,800	0.65%	280,800	0.81%
Robert Armstrong(13)	561,600	1.08%	561,600	1.30%	561,600	1.60%
All directors and executive officers after the Business Combination as a group (10 persons)	41,793,196	59.80%	41,793,196	68.22%	41,793,196	78.65%
Five Percent Holders of NEXT and of the Post-Combination Company:
Rui Chang(15)	6,522,074	11.79%	6,522,074	13.96%	6,522,074	16.90%
United Airlines Ventures, Ltd.(16)	5,265,000	10.28%	5,265,000	11.33%	5,265,000	13.74%
Waterside Energy Development, LLC(17)	7,618,396	14.87%	7,618,396	17.89%	7,618,396	22.10%
Takeout Investments, LLC(18)	4,323,801	8.44%	4,323,801	10.15%	4,323,801	12.54%

____________

(1)      Unless otherwise noted, the business address of each or the entities of individuals is 11767 Katy Freeway, Suite 700, Houston, TX 77079.

(2)      Unless otherwise noted, the business address of each or the entities of individuals is 5090 Richmond Ave, Suite 319, Houston, TX 77056.

(3)      Interests shown consist of 4,222,500 founder shares, classified as Class B Common Stock. Such shares will automatically convert into 4,222,500 Class A Common Stock at the time of our initial business combination or earlier at the option of the holders thereof as described in the section entitled “Description of Securities,” and will automatically convert into Class A Common Shares upon the consummation of the business combination and 8,037,500 warrants.

(4)      Represents shares held by Industrial Tech Partners II, LLC, our sponsor. E. Scott Crist is the managing member of our sponsor and may be deemed to have beneficial ownership of the common stock held directly by our sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)      Does not include any shares held by our sponsor. This individual is a member of our sponsor, as described in footnote 3, but does not have voting or dispositive control over the shares held by our sponsor.

(6)      Represents 4,388,340 shares held directly by Christopher Efird, CEO and Executive Chairman of NEXT, 1,684,800 vested stock options of NEXT directly held by Christopher Efird, 4,000,000 vested stock options issuable to Christopher Efird upon of the close of the Business Combination, 7,618,396 and 4,323,801 shares held by Waterside Energy Development, LLC and Takeout Investments, LLC, respectively, entities controlled by Christopher Efird whereby Mr. Efird has sole authority to vote its shares 90,000 Shares of Class B shares of ITAQ directly held by Christopher Efird that vest upon the close of the of the Business Combination.

(7)      Represents 1,123,200 vested options held directly by Daniel Kim, Chief Strategy Officer and Board Member.

(8)      Represents 1,404,000 vested options held directly by Eugene Cotten, President and Board Member.

(9)      Represents 224,640 vested options held directly by Luisa Ingargiola, Board Member.

(10)    Represents 758,160 vested options held directly by David Kane, Accounting Executive.

(11)    Represents 280,800 vested options held directly by Haiping Ni, Vice President Finance and Administration, and 1,012,233 shares and 1,333,800 warrants held by Polymath International, LLC, an entity controlled by Mr. Ni of which he has voting and dispositive power over.

(12)    Represents 280,800 vested options held directly by Michael Hinrichs, Director of Communications.

(13)    Represents 561,600 vested options held directly by Robert Armstrong, Chief Commercial Officer.

(14)    Represents 9,163 shares of NEXT directly held by E. Scott Crist, 224,640 vested stock options of NEXT directly held by E. Scott Crist, 124,824 shares of NEXT owned by Venture Public Partners, LP, a company controlled by E. Scott Crist and 4,222,500 shares held by Industrial Tech Partners II, LLC, the sponsor where E. Scott Crist is the managing member and may be deemed to have beneficial ownership, and 8,037,500 warrants held by Industrial Tech Partners II, LLC, the sponsor where E. Scott Crist is the managing member and may be deemed to have beneficial ownership.

(15)    The business address of Rui Chang is 11422 Legend Manor Drive Houston, Texas 77082.

(16)    The business address of United Airlines Ventures, Ltd. is 233 S. Wacker Drive — HDQLD Chicago, Illinois 60606.

(17)    Christopher Efird is the manager of Waterside Energy Development, LLC. Mr. Efird has voting and dispositive power over, and may be deemed to be the beneficial owner of, the shares held by Waterside Energy Development, LLC.

(18)    Christopher Efird is the managing member of Takeout Investments, LLC. Mr. Efird has voting and dispositive power over, and may be deemed to be the beneficial owner of, the shares held by Takeout Investments, LLC.

DESCRIPTION OF ITAQ SECURITIES

As of December 31, 2021, ITAQ had the following three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) its units, consisting of one share of Class A common stock (as defined below) and one-half of one redeemable warrant (as defined below), with each whole warrant entitling the holder thereof to purchase one share of Class A common stock (the “Units”), (ii) its Class A Common Stock, $0.0001 par value per share (“ITAQ Class A Common Stock”), and (iii) its Outstanding ITAQ Warrants (which include both ITAQ Public Warrants and ITAQ Private Placement Warrants) with each whole warrant exercisable for one share of ITAQ Class A Common Stock for $11.50 per share (the “Outstanding ITAQ Warrants”).

Pursuant to the Existing ITAQ Charter, ITAQ’s authorized capital stock consists of 110,000,000 shares of ITAQ Common Stock, including 100,000,000 shares of ITAQ Class A Common Stock, $0.0001 par value, and 10,000,000 shares of ITAQ Class B Common Stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of ITAQ’s capital stock and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the Existing ITAQ Charter, ITAQ’s bylaws, and the warrant agreement, dated January 11, 2022, between ITAQ and Continental Stock & Transfer Co. (the “Warrant Agreement”).

Units

Each Unit consists of one share of ITAQ Class A Common Stock and one-half of one redeemable ITAQ Public Warrant. Only whole warrants are exercisable. Each whole warrant entitles the holder to purchase one share of ITAQ Class A Common Stock. Pursuant to the Warrant Agreement, a warrant holder may exercise his, her or its warrants only for a whole number of shares of ITAQ Common Stock.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the ITAQ Class A Common Stock and holders of the ITAQ Class B Common Stock will vote together as a single class on all matters submitted to a vote of our stockholders, except with respect to the ITAQ Charter Proposal (on which the holders of ITAQ Class B Common Stock will vote separately) and as required by law. Upon completion of the Merger, the Class B Common Stock automatically converts into Class A Common Stock, which will be designated as Common Stock (with no designation as to class. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than a majority of the shares voted for the election of directors can elect all of the directors to the ITAQ Board and to the Post-Closing NXTCLEAN Board. ITAQ’s Stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

ITAQ will provide its stockholders with the opportunity to redeem all or a portion of their ITAQ Public Shares upon the completion of the Merger and Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of ITAQ’s Merger and Business Combination, including interest earned on the funds held in the Trust Account and not previously released to ITAQ to pay its franchise and income taxes, divided by the number of then outstanding ITAQ Public Shares, subject to the limitations described herein. ITAQ’s Sponsor, officers and directors have entered into the Letter Agreement with ITAQ. Under the Letter Agreement, the Sponsor and ITAQ’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our Merger and Business Combination.

If ITAQ seeks stockholder approval of an initial business combination, such as the Merger and Business Combination with NEXT, without conducting redemptions in connection therewith pursuant to the tender offer rules, the Existing ITAQ Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares of ITAQ Common Stock sold in ITAQ’s IPO, which are referred to as the “Excess Shares.” However, ITAQ would not be restricting its Public Stockholders’ ability to vote all of their shares (including Excess Shares) for or against an initial business combination, such as the Merger and Business Combination. The Public Stockholders’ inability to redeem the Excess Shares will reduce their influence over ITAQ’s ability to complete the Merger and Business Combination with NEXT (or an alternative initial business combination), and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if ITAQ completes the Merger and Business Combination or an alternative initial business combination. As a consequence, such Public Stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares, would be required to sell their stock in open market transactions, potentially at a loss.

In the event of a liquidation, dissolution or winding up of ITAQ after an initial business combination, ITAQ’s Stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the ITAQ Common Stock. ITAQ’s Stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ITAQ Common Stock; however, ITAQ will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of an initial business combination (such as the Merger and Business Combination), subject to the Existing ITAQ Charter and applicable law.

ITAQ does not plan to liquidate, dissolve, or wind up after the Merger and Business Combination with NEXT. ITAQ will survive the Merger and Business Combination under the terms of the Merger Agreement, and NEXT will be a wholly-owned subsidiary of ITAQ.

Redeemable Outstanding ITAQ Warrants

Each whole Outstanding ITAQ Warrant entitles the registered holder to purchase one share of ITAQ’s Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of January 14, 2022, or 30 days after the completion of ITAQ’s initial business combination, such as the Merger and Business Combination. Pursuant to the Warrant Agreement, a warrant holder may exercise its Outstanding ITAQ Warrants only for a whole number of shares of ITAQ Class A Common Stock.

ITAQ will not be obligated to deliver any shares of ITAQ Class A Common Stock pursuant to the exercise of an Outstanding ITAQ Warrant and will have no obligation to settle such warrant’s exercise unless a registration statement under the Securities Act with respect to the shares of ITAQ Class A Common Stock underlying the Outstanding ITAQ Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Outstanding ITAQ Warrant will be exercisable, and ITAQ will not be obligated to issue shares of Class A Common Stock upon exercise of an Outstanding ITAQ Warrant, unless the ITAQ Class A Common Stock issuable upon such warrant’s exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Outstanding ITAQ Warrants being exercised. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an Outstanding ITAQ Warrant, the holder of such warrant will not be entitled to exercise such warrant, and such warrant may have no value and expire worthless, in which case the purchaser of a Unit containing such Outstanding ITAQ Warrants shall have paid the full purchase price for the Unit solely for the shares of ITAQ Class A Common Stock underlying such Unit. In no event will ITAQ be required to net cash settle any Outstanding ITAQ Warrant.

ITAQ has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Merger and Business Combination (or an alternative initial business combination), ITAQ will use our best efforts to file with the SEC a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Outstanding ITAQ Warrants, to cause such registration statement to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating to those shares of Class A Common Stock until the Outstanding ITAQ Warrants expire, as specified in the Warrant Agreement. If a registration statement covering the shares of ITAQ Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of an initial business combination (such as the Business Combination with NEXT), holders of Outstanding ITAQ Warrants may, during the period beginning on the 61st business day after the closing of our initial business combination and ending on the date when such registration statement is declared effective by the SEC, and during any other period when ITAQ will have failed to maintain an effective registration statement, exercise Outstanding ITAQ Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if ITAQ’s Class A Common Stock is at the time of any exercise of an Outstanding ITAQ Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, ITAQ may, at its option, require that holders of Public Warrants who exercise their warrants do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act; in the event that ITAQ so elects, it will not be required to file or maintain in effect a registration statement, and in the event ITAQ does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the Outstanding ITAQ Warrants become exercisable, ITAQ may call the warrants for redemption (excluding the ITAQ Private Placement Warrants, but including any Outstanding ITAQ Warrants issued upon exercise of the Unit purchase option issued to the representative and/or its designees):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the ITAQ Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day before ITAQ sends the notice of redemption to the holders of Outstanding ITAQ Warrants.

If and when the Outstanding ITAQ Warrants become redeemable, ITAQ may not exercise its redemption right if the issuance of shares of ITAQ Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws, or if ITAQ is unable to effect such registration or qualification. ITAQ will use its best efforts to register or qualify such shares of ITAQ Common Stock under the blue sky laws of the state of residence in those states in which the Outstanding ITAQ Warrants were offered by ITAQ in its IPO.

If ITAQ calls the Outstanding ITAQ Warrants for redemption as described above, its management will have the option to require that any holder wishing to exercise its Outstanding ITAQ Warrant do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” ITAQ’s management will consider, among other factors, its cash position, the number of Outstanding ITAQ Warrants, and the dilutive effect on ITAQ’s Stockholders of issuing the maximum number of shares of ITAQ Class A Common Stock issuable upon the exercise of its Outstanding ITAQ Warrants. If ITAQ’s management takes advantage of this option, all holders of Outstanding ITAQ Warrants would pay the exercise price by surrendering their warrants for that number of shares of ITAQ Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of ITAQ Class A Common Stock underlying the Outstanding ITAQ Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ITAQ Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If ITAQ’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued, thereby reducing the dilutive effect of such warrant redemptions. ITAQ believes that this option is attractive if, after completing the Merger and Business Combination, it does not need the additional cash flows from the exercise of the Outstanding ITAQ Warrants. If ITAQ calls its Outstanding ITAQ Warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their ITAQ Private Placement Warrants for cash or on a cashless basis, using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of an Outstanding ITAQ Warrant may notify us in writing if it elects to be subject to a requirement that such holder will not have the right to exercise such Outstanding ITAQ Warrant to the extent that, after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of ITAQ Class A Common Stock outstanding immediately after giving effect to such exercise.

The ITAQ Private Placement Warrants are identical to Public Warrants except that the ITAQ Private Placement Warrants, so long as they are held by Sponsor or the Underwriters or their permitted transferees, (i) will not be redeemable by ITAQ, (ii) may not (including the ITAQ Class A Common Stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of ITAQ’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

If the number of outstanding shares of ITAQ Class A Common Stock is increased by a stock dividend payable in shares of ITAQ Class A Common Stock, or by a split-up of shares of ITAQ Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of ITAQ Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of ITAQ Class A Common Stock. A rights offering to holders of ITAQ Class A Common Stock entitling holders to purchase shares of ITAQ Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of ITAQ Class A Common Stock equal to the product of (i) the number of shares of ITAQ Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ITAQ Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of ITAQ Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ITAQ Class A Common Stock, in determining the price payable for ITAQ Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ITAQ Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of ITAQ Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of ITAQ Class A Common Stock on account of such shares of ITAQ Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of ITAQ Class A Common Stock in connection with a proposed initial business combination, (d) as a result of our repurchase of shares of ITAQ Class A Common Stock if a proposed business combination is presented to the stockholders for approval, (e) to satisfy the redemption rights of the holders of ITAQ Class A Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our ITAQ Class A Common Stock if ITAQ does not complete our initial business combination within 15 months from the closing of the IPO (or up to 18 months from the closing of the IPO if ITAQ extends the period of time to consummate a business combination), or (f) in connection with the redemption of our public shares upon our failure to complete our initial business combination and any subsequent distribution of its assets upon its liquidation, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of ITAQ Class A Common Stock in respect of such event.

If the number of outstanding shares of our ITAQ Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of ITAQ Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of ITAQ Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of ITAQ Class A Common Stock.

Whenever the number of shares of ITAQ Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of ITAQ Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of ITAQ Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of ITAQ Class A Common Stock (other than those described above or that solely affects the par value of such shares of ITAQ Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which ITAQ is the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of ITAQ Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which ITAQ is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our ITAQ Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The Outstanding ITAQ Warrants were issued in registered form under the Warrant Agreement. You should review a copy of the Warrant Agreement, which was filed with the IPO Registration Statement, for a complete description of the terms and conditions applicable to the Outstanding ITAQ Warrants. The Warrant Agreement provides that the terms of the Outstanding ITAQ Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but it requires the approval by the holders of a majority of the then outstanding ITAQ Public Warrants to make any change that adversely affects the interests of the registered holders of ITAQ Public Warrants.

The Outstanding ITAQ Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of Continental Stock & Transfer Co., the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to ITAQ, for the number of warrants being exercised. The holders of Outstanding ITAQ Warrants do not have the rights or privileges of holders of ITAQ Class A Common Stock and do not have any voting rights until they exercise their warrants and receive shares of ITAQ Class A Common Stock. After the issuance of shares of ITAQ Class A Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

In addition, if (x) ITAQ issues additional shares of Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of an initial business combination, such as the Merger and Business Combination, at a Newly Issued Price of less than $9.20 per share of ITAQ Class A Common Stock (with such issue price or effective issue price to be determined in good faith by ITAQ’s Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination on the date of the consummation of ITAQ’s initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the Outstanding ITAQ Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

No fractional shares will be issued upon exercise of the Outstanding ITAQ Warrants. If, upon exercise of the Outstanding ITAQ Warrants, a holder would be entitled to receive a fractional interest in a share, ITAQ will, upon exercise, round down to the nearest whole number of shares of ITAQ Class A Common Stock to be issued to the holder of the Outstanding ITAQ Warrant.

DESCRIPTION OF NEXT SECURITIES

As a result of the Business Combination, ITAQ Holders and NEXT shareholders who receive NXTCLEAN Common Stock in the Business Combination will become NXTCLEAN stockholders. Your rights as NXTCLEAN stockholders will be governed by the laws of the State of Delaware and NXTCLEAN’s certificate of incorporation. The following description of the material terms of NXTCLEAN’s capital stock, including NXTCLEAN Common Stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. ITAQ urges you to read the applicable provisions of Delaware law and NXTCLEAN’s forms of certificate of incorporation carefully and in their entirety because they describe your rights as a holder of NXTCLEAN Common Stock.

General

NXTCLEAN’s amended and restated certificate of incorporation will authorize [            ] shares of common stock, $[            ] par value per share, and [            ] shares of undesignated preferred stock, $[            ] par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of NXTCLEAN Common Stock will be entitled to receive dividends out of funds legally available if NXTCLEAN’s board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that NXTCLEAN’s board of directors may determine.

Voting Rights

The holders of NXTCLEAN Common Stock will be entitled to one vote per share. Stockholders will not have the ability to cumulate votes for the election of directors. NXTCLEAN’s amended and restated certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of NXTCLEAN’s stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

NXTCLEAN Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon NXTCLEAN’s liquidation, dissolution or winding-up, the assets legally available for distribution to NXTCLEAN’s stockholders would be distributable ratably among the holders of NXTCLEAN Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to NXTCLEAN’s amended and restated certificate of incorporation, NXTCLEAN’s board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by NXTCLEAN’s stockholders. NXTCLEAN’s board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by NXTCLEAN’s stockholders. NXTCLEAN’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of NXTCLEAN Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in NXTCLEAN’s control and might adversely affect the market price of NXTCLEAN Common Stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Provisions

The provisions of the DGCL, NXTCLEAN’s amended and restated certificate of incorporation and NXTCLEAN’s bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of NXTCLEAN. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of NXTCLEAN to first negotiate with NXTCLEAN’s board of directors. NXTCLEAN believes that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire NXTCLEAN because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

NXTCLEAN is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•        before the stockholder became interested, NXTCLEAN’s board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of NXTCLEAN outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•        at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•        subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

NXTCLEAN’s amended and restated certificate of incorporation and NXTCLEAN’s bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of NXTCLEAN’s management team or changes in NXTCLEAN’s board of directors or NXTCLEAN’s governance or policy, including the following:

Board Vacancies

NXTCLEAN’s amended and restated certificate of incorporation and bylaws will authorize generally only NXTCLEAN’s board of directors to fill vacant directorships resulting from any cause or created by the expansion of NXTCLEAN’s board of directors. In addition, the number of directors constituting NXTCLEAN’s board of directors may be set only by resolution adopted by a majority vote of NXTCLEAN’s entire board of directors. These provisions prevent a stockholder from increasing the size of NXTCLEAN’s board of directors and gaining control of NXTCLEAN’s board of directors by filling the resulting vacancies with its own nominees.

Classified Board

NXTCLEAN’s amended and restated certificate of incorporation and bylaws will provide that its board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of NXTCLEAN’s board of directors, and the prospect of that delay might deter a potential offeror.

Directors Removed Only for Cause

NXTCLEAN’s amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Supermajority Requirements for Amendments of NXTCLEAN’s Amended and Restated Certificate of Incorporation and Bylaws

NXTCLEAN’s amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 75% of the voting power of NXTCLEAN’s outstanding common stock is required to amend certain provisions of NXTCLEAN’s amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least 75% of the voting power of NXTCLEAN’s outstanding common stock are required to amend or repeal NXTCLEAN’s bylaws, although NXTCLEAN’s bylaws may be amended by a simple majority vote of NXTCLEAN’s board of directors.

Stockholder Action; Special Meetings of Stockholders

NXTCLEAN’s amended and restated certificate of incorporation will provide that NXTCLEAN’s stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, holders of NXTCLEAN’s capital stock would not be able to amend NXTCLEAN’s bylaws or remove directors without holding a meeting of stockholders called in accordance with NXTCLEAN’s bylaws. NXTCLEAN’s amended and restated certificate of incorporation and bylaws will provide that special meetings of stockholders may be called only by a majority of NXTCLEAN’s board of directors, the chairperson of the board of directors, or NXTCLEAN’s chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of NXTCLEAN stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

NXTCLEAN’s bylaws will provide advance notice procedures for stockholders seeking to bring business before NXTCLEAN’s annual meeting of stockholders or to nominate candidates for election as directors at NXTCLEAN’s annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to NXTCLEAN not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. NXTCLEAN’s bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to NXTCLEAN’s board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of NXTCLEAN’s capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by NXTCLEAN’s stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•        the name and address of the proposing persons;

•        information as to the ownership by the proposing persons of NXTCLEAN capital stock and any derivative interest or short interest in any of NXTCLEAN’s securities held by the proposing persons;

•        information as to any material relationships and interest between the proposing persons and NXTCLEAN, any of NXTCLEAN’s affiliates and any of NXTCLEAN’s principal competitors;

•        a representation that the stockholder is a holder of record of NXTCLEAN’s stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•        a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of outstanding NXTCLEAN Common Stock required to elect the nominee or carry the proposal.

These provisions may preclude NXTCLEAN’s stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at NXTCLEAN’s annual meeting of stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. NXTCLEAN’s amended and restated certificate of incorporation and bylaws will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

NXTCLEAN’s board will have the authority, without further action by the stockholders, to issue up to [            ] shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by NXTCLEAN’s board of directors. The existence of authorized but unissued shares of preferred stock enables NXTCLEAN’s board of directors to render more difficult or to discourage an attempt to obtain control of NXTCLEAN by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

NXTCLEAN’s amended and restated certificate of incorporation will provide that, unless NXTCLEAN consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on NXTCLEAN’s behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of NXTCLEAN’s directors, officers or other employees to NXTCLEAN or its stockholders, (3) any action asserting a claim against NXTCLEAN or any of its directors, officers or other employees arising pursuant to any provision of the Delaware General Corporation Law or NXTCLEAN’s amended and restated certificate of incorporation or bylaws, (4) any other action against NXTCLEAN or any of its directors, officers or other employees asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in NXTCLEAN’s securities shall be deemed to have notice of and consented to this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th floor, New York, NY 10004.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for ITAQ by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The consolidated financial statements of NEXT Renewable Fuels, Inc. as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, appearing in this Registration Statement on Form S-4 have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of NEXT Renewable Fuels, Inc. to continue as going concern as described in Note 2 to the financial statements) and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Industrial Tech Acquisitions II, Inc. as of December 31, 2021 and for the period from January 4, 2021 (inception) through December 31, 2021, included in this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, ITAQ and servicers that it employs to deliver communications to ITAQ stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement /prospectus. Upon written or oral request, ITAQ will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request that ITAQ deliver single copies of ITAQ’s proxy statement in the future. Stockholders may notify ITAQ of their requests by calling or writing ITAQ at its principal executive offices at 5090 Richmond Ave, Suite 319, Houston, Texas 77056, (713) 599-1300. Following the Business Combination, communications should be sent to NXTCLEAN Fuels at 11767 Katy Freeway, Suite 700, Houston, Texas 77079.

WHERE YOU CAN FIND MORE INFORMATION

ITAQ files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access ITAQ’s filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, ITAQ’s corporate website at [ ]. ITAQ’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the ITAQ Special Meeting, you should contact ITAQ by telephone or in writing at the following address and telephone number:

Corporate Secretary
Industrial Tech Acquisitions II, Inc.
5090 Richmond Ave, Suite 319
Houston, Texas 77056
(713) 599-1300

You may also obtain these documents by requesting them in writing or by telephone from ITAQ’s proxy solicitation agent at the following address and telephone number:

[            ]

If you are a stockholder of ITAQ and would like to request documents, please do so by [____], 2023, in order to receive them before the ITAQ Special Meeting. If you request any documents from ITAQ, ITAQ will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to ITAQ has been supplied by or on behalf of ITAQ, and all such information relating to NEXT has been supplied by or on behalf of NEXT. Information provided by either ITAQ or NEXT, or their respective representatives, does not constitute any representation, estimate or projection of any other party. ITAQ’s website is [ ] and NEXT’s website is [ ]. The information on these websites is neither incorporated by reference into this proxy statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of ITAQ for the ITAQ Special Meeting and constitutes a prospectus of ITAQ under the Securities Act with respect to the shares of common stock of ITAQ to be issued to NEXT’s securityholders and noteholders under the Merger Agreement. ITAQ has not authorized anyone to give any information or make any representation about the Business Combination, ITAQ or NEXT that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
NEXT Renewable Fuels, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NEXT Renewable Fuels, Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2022.

Houston, Texas
December 8, 2022

NEXT Renewable Fuels, Inc
Consolidated Balance Sheets
(in thousands, except share and per share data)

	As of December 31,
	2021	2020
Assets
Current Assets
Cash and restricted cash	$425	$225
Prepaid expenses and other current assets	356	173
Due from affiliates	200	330
Total current assets	981	728

Property and equipment, net	16,903	9,702
Operating Lease right-of-use assets, net	9,939	116
Total assets	27,823	10,546

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	265	236
Accrued expenses	90	13
Other liabilities	9,500	2,500
Current portion of operating lease obligations	32	116
Current portion of notes and convertible debt	4,068	1,680
Short-term note payable	2,517	3,613
Current portion of accrued interest	972	457
Total current liabilities	17,444	8,615

Long-term portion operating lease obligations	9,908	—
Long-term portion of convertible debt, net	2,076	2,832
Long-term portion of accrued interest	587	331
Total liabilities	30,015	11,778

Commitments and contingencies (Note 10)

Stockholders’ deficit:
Common stock, $.001 par value; 50,000,000 shares authorized; 7,000,000 issued and outstanding	7	7
Preferred Stock, $.001 par value, 10,000,000 shares authorized, none issued	—	—
Additional paid-in capital	6,211	2,523
Accumulated deficit	(8,410)	(3,762)
Total stockholders’ deficit	(2,192)	(1,232)
Total liabilities and stockholders’ deficit	$27,823	$10,546

The accompanying notes are an integral part of these financial statements.

NEXT Renewable Fuels, Inc
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating expenses
Selling, general and administrative	$2,961	$1,403
Depreciation and amortization	14	13
Total operating expenses	2,975	1,416

Loss from operations	(2,975)	(1,416)

Other expenses:
Interest, net	13	15
Loss on conversion and extinguishment of debt	1,660	—
Total other expenses, net	1,673	15

Net loss and comprehensive loss	$(4,648)	$(1,431)

The accompanying notes are an integral part of these financial statements.

NEXT Renewable Fuels, Inc
Consolidated Statements of Stockholders’ Deficit
(in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance at January 1, 2020	7,000,000	$7	$1,755	$(2,331)	$(569)
Stock-based compensation	—	—	768	—	768
Net loss	—	—	—	(1,431)	(1,431)
Balances at December 31, 2020	7,000,000	7	2,523	(3,762)	(1,232)
Stock-based compensation	—	—	877		877
Issuance of warrants to lenders			1,151		1,151
Loss on extinguishment of debt			1,660		1,660
Net loss	—	—	—	(4,648)	(4,648)
Balances at December 31, 2021	7,000,000	$7	$6,211	$(8,410)	$(2,192)

The accompanying notes are an integral part of these financial statements.

NEXT Renewable Fuels, Inc
Statement of Cash Flows
(in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(4,648)	$(1,431)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2	1
Amortization of right-of-use assets	12	12
Stock based compensation expenses	877	768
Loss on conversion and extinguishment of debt	1,660	—
Interest capitalized under short-term note payable	167	13
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(183)	(173)
Due from affiliate	130	(1,028)
Accounts payable	(192)	(239)
Accrued expenses and other current liabilities	848	457
Other liabilities	7,000	2,500
Net cash provided by operating activities	5,673	880

Cash flows from investing activities
Acquisitions of property and equipment	(6,706)	(5,709)
Net cash used in investing activities	(6,706)	(5,709)

Cash flows from financing activities
Repayments of short-term debt	(1,800)	—
Borrowings on short-term debt	537	3,600
Borrowing on convertible notes	2,500	1,450
Finance lease principal payments	(4)	—
Net cash provided by financing activities	1,233	5,050

Net change in cash and restricted cash	200	221
Cash and restricted cash at beginning of period	225	4
Cash and restricted cash at end of period	$425	$225

Supplemental disclosure of cash flow information
Non-cash investing activities:
Interest accrued and capitalized to property and equipment	$1,296	$459
Unpaid liabilities related to capital expenditures	$222	$42
Issuance of warrants to amend debt agreements	$1,660	$—

The accompanying notes are an integral part of these financial statements.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

1.      Description of Business

Company Information

NEXT Renewable Fuels, Inc. (“NEXT”) and its wholly owned subsidiary NEXT Renewable Fuels Oregon, LLC (“NRFO”) NEXT and NRFO are collectively referred to as the “Company”. The Company is a developer and future operator of advanced biofuel refineries with a focus on renewable diesel. NEXT was incorporated in the State of Delaware on June 7, 2016 and is headquartered in Houston, Texas.

NRFO was incorporated in the State of Delaware on November 9, 2018 and is wholly owned by NEXT. Through NRFO, NEXT is in the process of permitting its first refinery to produce renewable diesel fuel. Once permitting is obtained, NEXT plans to develop and operate several refineries of advanced biofuel with a focus on renewable diesel fuel. The first refinery that NEXT is developing is located on a parcel of land at Port Westward located on the Columbia River in Oregon (“Port Westward Refinery”). The Port Westward Refinery, once permitted and built, is anticipated to produce up to 50,000 barrels per day (unaudited) of renewable diesel making it the largest advanced biofuel production facility in the world.

2.      Summary of Significant Accounting Policies

Basis of Presentation and Liquidity

The consolidated financial statements include the accounts of NEXT and its wholly owned subsidiary NRFO. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), on a going concern basis, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company maintains its accounting records under the accrual method of accounting in conformity with US GAAP, where revenues and expenses are recorded as earned and incurred, respectively. All significant intercompany transactions and balances have been eliminated upon consolidation.

The Company incurred losses of $4.6 million and $1.4 million for the years ended December 31, 2021 and 2020, respectively. The Company had working capital deficit of $16.5 million at December 31, 2021 and generated cash from operations of $5.7 million for the year ended December 31, 2021.

Cash requirements during the year ended December 31, 2021 primarily reflect general and administration costs and permitting efforts relating to the Port Westward Refinery project. The Company’s present activities are focused on development of its assets in ways that meet growing long-term demand for renewable diesel and other forms of clean energy.

In May 2021, the Company raised $2.0 million in secured debt financing that the Company used to pay down a portion of the Teevin Note and provide working capital.

In December 2021, the Company raised $0.5 million in convertible debt that the Company used for working capital and Port Westward Refinery project costs.

The Company may meet its debt and working capital requirements through a variety of means, including extension of its existing notes, refinancing, equity placements, or reductions in operating costs. The Company does not expect the loan covenants to materially limit its ability to finance its operations or development of the Port Westward Refinery.

Management assesses whether the Company has sufficient liquidity to fund its costs for the next twelve months from the financial statement issuance date. Management evaluates the Company’s liquidity to determine if there is a substantial doubt about the Company’s ability to continue as a going concern. In the preparation of this liquidity assessment, management applies judgment to estimate the projected cash flows of the Company including the following: (i) projected cash outflows (ii) projected cash inflows and (iii) categorization of expenditures as discretionary versus non-discretionary. The cash flow projections are based on known or planned cash requirements for operating costs as

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

2.      Summary of Significant Accounting Policies (cont.)

well as planned costs for project development. Management believes that the Company’s present cash flows will not enable it to meet its obligations for twelve months from the date these financial statements are available to be issued. However, management is working to obtain new long-term financing. It is probable that management will obtain new sources of financing that will enable the Company to meet its obligations for the twelve-month period from the date the financial statements are available to be issued.

Limitations on the Company’s liquidity and ability to raise capital may adversely affect it. Sufficient liquidity is critical to meet the Company’s resource development activities. Although the Company currently expects its sources of capital to be sufficient to meet its near-term liquidity needs, there can be no assurance that its liquidity requirements will continue to be satisfied or whether the Company will be able to obtain financing on acceptable terms. If the Company cannot raise needed funds, it might be forced to make substantial reductions in its operating expenses, which could adversely affect its ability to implement its current business plan and ultimately impact its viability as a company.

Management believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to carry amounts and classification of assets, and liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, certain disclosures at the date of the consolidated financial statements, as well as the reported amounts of expenses during the reporting period. Significant estimates affecting the consolidated financial statements have been prepared on the basis of the most current and best available information. The estimates and assumptions include, but are not limited to, the values of long-lived assets, stock-based compensation, deferred tax assets and the fair value of certain financial instruments. These estimates and assumptions are based on management’s best estimates and judgements. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Cash and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash, cash equivalents and restricted cash in accounts with major financial institutions within the United States. Restricted cash is as a result of cash collected under an exclusivity fee agreement with a related party (Note 8).

Included in cash, cash equivalents and restricted cash are the following (dollars in thousands):

	As of December 31,
	2021	2020
Cash and cash equivalents	$425	$78
Restricted cash-short term	—	147
Total cash, cash equivalents and restricted cash	$425	$225

Financial Instruments and Concentrations of Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company places its cash with high credit quality financial institutions. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

2.      Summary of Significant Accounting Policies (cont.)

The Company’s accounts payable expose the Company to business risks such as vendor concentrations. For the years ended December 31, 2021 and 2020, the Company had 5 and 6 vendors that accounted for approximately 60.0% and 47.4% of purchases. Amounts outstanding to these vendors accounted for approximately 74.1% and 45.6% of total accounts payable as of December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

Construction in progress is stated at cost. Certain costs directly attributable to the development of the Refinery have been capitalized by the Company. These costs, which are expected to be recovered through future revenues, consist of direct labor, consulting fees for various engineering, environmental and feasibility studies, interest, and other professional and legal fees. Depreciation of these assets has not commenced as they are not yet in service.

Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives of the related assets, which results in depreciation and amortization being incurred evenly over the life of an asset.

The Company assesses the carrying value of property and equipment for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with US GAAP.

Impairment losses are recorded on property and equipment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the property and equipment. No impairment indicators have been noted and the Company recorded no impairment charges during the years ended December 31, 2021 and 2020.

The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the accompanying consolidated statements of operations and comprehensive loss.

Leases

In February 2016, the Financial Accounting Standards Board, “FASB” issued Accounting Standards Update, “ASU” 2016-02, Leases (Topic 842) which was further modified in ASU

2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842) Targeted Improvements to clarify implementation guidance. The guidance requires a lessee to recognize assets and liabilities on the balance sheet for leases with lease terms greater than 12 months. The new standard is effective for non-public entities for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company elected to adopt this ASU as of January 1, 2020.

As a result of the adoption of the new accounting standard, the Company elected transition-related practical expedients as accounting policies which allowed it to not reassess, as of the adoption date, (1) whether any expired or existing contracts are or contain leases, (2) the classification of any expired or existing leases, and (3) if previously capitalized initial direct costs qualify for capitalization under ASC 842. The Company elected the practical expedient option to not separate lease and non-lease components for all of its leases, and also elected the short-term lease recognition exemption that keeps leases with an initial term of 12 months or less excluded from balance sheet.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

2.      Summary of Significant Accounting Policies (cont.)

The Company has evaluated the impact this standard will have on its consolidated financial statements. While the Company expects the pattern of expense for leases it currently classifies as operating or capital will be similar under the old and new guidance, the adoption of the new standard resulted in a significant increase in assets and liabilities for right of use assets and lease obligations, respectively, for leases it currently classifies as operating. As of the effective date, January 1, 2020, the Company recognized total ROU assets and lease liabilities of $275,659 and $116,269 related to operating and finance leases respectively. The adoption of this standard did not have a material impact on its consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Stock-Based Compensation

As an incentive to key employees, non-employee directors and consultants, the Company granted nonqualified stock options.

The Company recognizes stock compensation in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments including stock options, restricted stock units and employee stock purchase plan.

The Company recognizes the fair value of stock options granted to non-employees as a stock-based compensation expense over the period in which the related services are received. The Company recognizes forfeitures as they occur. The Company believes that the estimated fair value of stock options is more readily measurable than the fair value of the services rendered.

For performance-based stock options, expense is recognized over the period from the grant date to the estimated attainment date, which is the derived service period of the award.

Income Taxes

Income tax expense is computed using the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future income tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, when it is more likely than not that such deferred tax assets will not be recoverable, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

Advertising, Marketing and Community and Public relations

Advertising, marketing and community and public relations costs are expensed as incurred. Included in Selling, general and administrative expenses for the years ending December 31, 2021 and 2020 are advertising, marketing and community and public relations costs of approximately $270,000 and $25,000, respectively.

Fair Value of Financial Instruments

Financial assets with carrying values approximating fair value include cash, cash equivalents and restricted cash. Financial liabilities with carrying values approximating fair value include accounts payable and accrued liabilities due to their short-term nature.

The carrying value of the Company’s secured debt approximates fair value, based on interest rates available to the Company for debt with similar terms.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

2.      Summary of Significant Accounting Policies (cont.)

Warrants

The Company reviews the terms of warrants to purchase its common stock to determine whether warrants should be classified as liabilities or shareholders’ equity in its consolidated balance sheets. In order for a warrant to be classified in shareholders’ equity, the warrant must be (i) indexed to the Company’s equity and (ii) meet the conditions for equity classification.

If a warrant does not meet the conditions for shareholders’ equity classification, it is carried on the consolidated balance sheets as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in other non-operating losses (gains) in the consolidated statements of operations and comprehensive loss. If a warrant meets both conditions for equity classification, the warrant is initially recorded, at its relative fair value on the date of issuance, in shareholders’ equity in the consolidated balance sheets, and the amount initially recorded is not subsequently remeasured at fair value. As discussed in Note 3, the Company issued warrants in connection with debt issuances.

Recently Issued Accounting Pronouncements

In June 2016, the FASB updated ASC Topic 326 Financial Instruments — Credit Losses with ASU 2016-13 Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016- 13 enhances the methodology of measuring expected credit losses to include the use of forward- looking information to better inform credit loss estimates. This ASU is effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. In addition, in November 2018 the FASB issued ASU 2018-19, which clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the leases standard. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share Based Payments. The improvement expands stock-based compensation guidance to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted ASU 2018-07 effective January 1, 2020. The adoption of this standard did not have an impact on its financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2018-02 as of January 1, 2020. The adoption of this standard did not have an impact on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU No. 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 as of January 1, 2020. The adoption of this standard did not have an impact on its financial statements.

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU was effective upon issuance on a prospective basis beginning January 1, 2020 and may be elected

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

2.      Summary of Significant Accounting Policies (cont.)

over time through December 31, 2022. The Company is currently evaluating the impact of adopting ASU 2020-04 on its consolidated financial statements as the Company has not had any reference rate reform activities occur through December 31, 2021.

In August 2020, the FASB issued an accounting standards update which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP (“ASU 2020-6”). Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. ASU 2020-06 also removes certain settlement conditions required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to be eligible for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. ASU 2020-06 is effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for annual reporting periods beginning after December 15, 2020. The Company early adopted the provisions of ASU 2020-06 effective January 1, 2021, on the modified retrospective transition method, to take advantage of the removal of certain conditions required for equity contracts to qualify for the derivative scope exception. Adopting ASU 2020-06 did not result in a cumulative impact of adoption during the year ended December 31, 2021.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). This update amends guidance to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (Topic 606). At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted, including adoption in an interim period. If the Company early adopts in an interim period, the Company is required to apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

The FASB did not issue any other ASUs during the year ended December 31, 2021 that the Company expects to be applicable and have a material impact on the Company’s financial position or results of operations.

3.      Long-term debt

Long-term debt consisted of the following at December 31:

			December 31,
	Interest Rate	Maturity Dates	2021	2020
2018 Senior Secured Convertible Notes	12%	9/16/2022 – 1/16/2023	$2,275,000	$2,275,000
2019 Senior Secured Convertible Notes	12%	9/23/2022 – 1/16/2023	675,000	675,000
2020 Senior Secured Convertible Notes	12%	2/24/2023 – 8/17/2023	1,450,000	1,450,000
2021 Senior Secured Convertible Notes	12%	12/19/2024	500,000	—
2021 Senior Secured Notes	12%	5/10/2022 – 6/11/2022	2,000,000	—
Finance lease obligations			107,000	112,000
			$7,007,000	$4,512,000
Less: Unamortized debt issuance costs			(863,000)	—
			$6,144,000	$4,512,000
Less: current portion			(4,068,000)	(1,680,000)
			$2,076,000	$2,832,000

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

3.      Long-term debt (cont.)

Future maturities of debt are as follows:

Years Ending
2022	$4,931,000
2023	1,480,000
2024	505,000
2025	5,000
2026	5,000
Thereafter	81,000
$7,007,000

2018 Senior Secured Convertible Notes

In 2018 NEXT conducted a private placement of its Three-Year 12% Senior Secured Convertible Notes (the “2018 Notes”) pursuant to which NEXT issued and sold a total of $2,275,000 original principal amount of 2018 Notes each with a conversion price of $3.57 per share of common stock to ten investors. The 2018 Notes are secured by all the assets of the Company. Under the terms of the 2018 Notes, the Company may prepay the principal balance in whole or in part at any time without penalty provided that they give the Note Holder the option to convert the portion of the note that is scheduled to be prepaid into common shares.

In 2021, the Company entered into an amended agreement with the 2018 Note Holders, extending the maturity dates by one year. As consideration for the amendment, the Company issued fully vested warrants (“2018 Note Warrants”) to purchase 433,330 shares of common stock for $5.00 per share, expiring on various dates in 2026. As a result of the issuance of the 2018 Note Warrants, which met the criteria for equity classification under applicable GAAP, the Company recorded additional paid-in capital in the amount of $1.2 million representing the fair value of the 2018 Note Warrants on the issuance date. As a result of the amended agreement, the Company recognized a loss on extinguishment of the 2018 Notes of $1.2 million.

2019 Senior Secured Convertible Notes

In 2019 NEXT conducted a private placement of its Three-Year 12% Senior Secured Convertible Notes (the “2019 Notes”) pursuant to which NEXT issued and sold a total of $675,000 original principal amount of 2019 Notes each with a conversion price of $3.75 per share of common stock to four investors. The 2019 Notes are secured by all the assets of the Company. Under the terms of the 2019 Notes, the Company may prepay the principal balance in whole or in part at any time without penalty provided that they give the Note Holder the option to convert the portion of the note that is scheduled to be prepaid into common shares.

2020 Senior Secured Convertible Notes

In 2020 NEXT conducted a private placement of its Three-Year 12% Senior Secured Convertible Notes (the “2020 Notes”) pursuant to which NEXT issued and sold a total of $1,450,000 original principal amount of 2020 Notes each with a conversion price of $3.75 per share of common stock to sixteen investors. The 2020 Notes are secured by all the assets of the Company. Under the terms of the 2020 Notes, the Company may prepay the principal balance in whole or in part at any time without penalty provided that they give the Note Holder the option to convert the portion of the note that is scheduled to be prepaid into common shares.

2021 Senior Secured Convertible Notes

In 2021 NEXT conducted a private placement of its Three-Year 12% Senior Secured Convertible Notes (the “2021 Note”) pursuant to which NEXT issued and sold a total of $500,000 original principal amount of 2021 Note with a conversion price of $5.00 per share of common stock to one investor. The 2021 Note is secured by all the assets of the

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

3.      Long-term debt (cont.)

Company. Under the terms of the 2021 Note, the Company may prepay the principal balance in whole or in part at any time without penalty provided that they give the Note Holder the option to convert the portion of the note that is scheduled to be prepaid into common shares.

Conversion Features of Convertible Debt

The senior secured convertible notes, including accrued payable interest, are convertible at the option of the holders to common stock in the case of a qualified financing event or an initial public offering, as defined in the terms, respectively. The holders of the senior secured convertible can elect to be repaid or have amount converted under the following features:

•        Mandatory Prepayment or Option to Convert — If the Company receives net cash proceeds greater than $30,000,000 from debt or equity issuances in either a single or a series of related transactions, or if the Company is sold for greater than $30,000,000 in net proceeds the notes are due in full or the holder has the option to convert at the exercise price noted in the related note agreement.

•        Forced Conversion — The notes automatically convert to common shares if the Company’s shares are listed on a United States national securities exchange.

•        Optional Conversion — At the option of the holder, the notes may be converted at the conversion price per the related agreement at any time.

2021 Senior Secured Notes

In 2021 the Company conducted a private placement of units pursuant to which the Company issued and sold units to ten investors consisting of senior secured notes with a total principal value of $2,000,000 (“2021 Units”) and warrants for a total of 1,000,000 shares of common stock each with an exercise price of $5.00 per share of common stock. The net proceeds from this offering were used to partially prepay an outstanding loan on the Teevin Property (Note 4). The 2021 Units are secured by a second mortgage on the Teevin Property.

The Company may prepay the principal balance of the 2021 Units, plus accrued interest at any time. The Company is required to prepay the entire principal balance of the 2021 Units plus interest in the event that the Company receives funding in one or more transactions in an aggregate amount equal to or greater than $30,000,000 from the issuance of Company equity or debt, contractual payments from third parties and/or the sale of Company assets. In the event of a full or partial prepayment the Company is required to also pay a prepayment fee in the amount of a full year’s interest, less any amounts accrued as interest payable.

The Holders of the 2021 Units may request that any repayment be in the form of common shares at of $5.00 per share.

4.      Short-Term Note Payable

In connection with the acquisition for $3,700,000 of approximately 25 acres of real property located at Port Westward, Oregon (the “Teevin Property”) on December 14, 2020, the Company entered into a Promissory Note Agreement with the Beutler Exchange Group (“BEG”) for an initial principal value of $3,600,000. The BEG Note is secured by a first trust deed on the Teevin Property and had an initial simple interest rate at the September 2020 Short-Term Annual Compounding, Applicable federal Rate as published by the U.S. Internal Revenue Service (0.14% at 9/20). In addition, the BEG Note had a paid in-kind rate of 1% per month through the initial maturity date of May 20, 2021.

On May 19, 2021, the Company entered into an Amended and Restated Promissory Note whereby the maturity date was extended to November 1, 2021, the stated interest rate was changed to 6% per annum, and the purchase price of the land and the underlying note and accrued interest was increased by $536,584. Using funds from the 2021 Units, the Company paid $1,800,000 of the outstanding BEG Note on May 20, 2021.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

4.      Short-Term Note Payable (cont.)

As consideration for the amendment, the Company issued fully vested warrants to purchase 50,000 shares of common stock for $5.00 per share. As a result of the issuance of the warrants, which met the criteria for equity classification under applicable GAAP, the Company recorded additional paid-in capital in the amount of $159,000, which was the fair value of the warrants on the issuance date. As a result of the amended agreement, the Company recognized a loss on extinguishment of convertible notes of $159,000.

On November 1, 2021, the Company entered into a 2nd Amended and Restated Promissory Note, extending the maturity date to June 30, 2022. All other terms and conditions remain unchanged. As consideration for the amendment, the Company issued fully vested warrants to purchase 100,000 shares of common stock for $5.00 per share. As a result of the issuance of the warrants, which met the criteria for equity classification under applicable GAAP, the Company recorded additional paid-in capital in the amount of $320,000 which was the fair value of the warrants on the issuance date. As a result of the amended agreement, the Company recognized a loss on extinguishment of convertible notes of $320,000.

Subsequent to year-end, the Company amended the maturity date of the BEG Note to January 31, 2023 (Note 11).

5.      Property and equipment

Property and equipment consist of the following (dollars in thousands):

	Useful Life (years)	As of December 31,
		2021	2020
Land	N/A	$4,275	$3,721
Land under finance leases	50	116	$116
Office equipment	3	5	5
		4,396	3,842
Less: Accumulated depreciation and amortization		(28)	(14)
		4,368	3,828
Construction in progress		12,535	5,874
		$16,903	$9,702

Depreciation expense for the years ended December 31, 2021 and 2020 was $2,000 and $1,000, respectively.

As of December 31, 2021 and 2020, the land under finance leases had a net book value of $91,800 and $104,000, respectively. Included in construction in progress at December 31, 2021 and 2020, is $2,098,100 and $802,400, respectively, of capitalized interest.

6.      Stockholders’ Deficit

Stock Options and Awards

The Company recognizes compensation expense for all share-based payments granted. Compensation costs are recognized over the period that an employee provides service in exchange for the award.

Stock options are issued to employees, non-employee directors and consultants pursuant to non-statutory stock option agreements which expire up to 5 years from the date of grant and generally vest over a three-year period, with vesting occurring at various rates from immediately upon grant to three years.

During the years ending 2021 and 2020, the Company granted 520,000 and 870,000 options, respectively. The options granted during the years ending December 31, 2021 and 2020, have an aggregated fair value of $1,298,604 and $1,371,592, respectively, that was calculated using the Black-Scholes option-pricing model.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

6.      Stockholders’ Deficit (cont.)

The Company recorded compensation expense for employee stock-based awards of $324,000 and $26,600 for the years ended December 31, 2021 and 2020, respectively. The Company recorded compensation expense for non-employee stock-based awards of $553,175 and $741,000 for the years ended December 31, 2021 and 2020, respectively. Stock-based compensation is included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The fair values of all options issued and outstanding are being amortized over their respective vesting periods. The unrecognized compensation expense at December 31, 2021 and 2020 was $1,175,558 and $1,837,400 related to unvested options.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Fair value is estimated at the date of grant for employee options and at the date at which the consultant’s performance is complete for consultant options:

	2021	2020
Risk-free interest rate(1)	0.26% – 0.85%	0.14% – 0.21%
Expected volatility(2)	85%	65%
Expected term (in years)(3)	2.5 – 3.0	2.0 – 3.0
Expected dividend yield(4)	0%	0%

____________

(1)      The risk-free interest rate is based on the yields on U.S. Treasury debt securities with maturities approximating the estimated life of the options.

(2)      Volatility is estimated by management. This estimate is based on the average volatility of certain public company peers within the Company’s industry.

(3)      The expected term of options is the average of the contractual term of the options and the vesting period.

(4)      No cash dividends have been declared on the Company’s common stock since the Company’s inception, and the Company currently does not anticipate declaring or paying cash dividends over the expected life of the options.

A summary of the Company’s stock option activity for employees and non-employees are as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding at December 31, 2019	850,000	$3.75
Granted	870,000	$4.39
Outstanding at December 31, 2020	1,720,000	$3.75
Granted	820,000	$4.39
Cancelled	(300,000)	$3.75
Outstanding at December 31, 2021	2,240,000	$3.98	2.08
Exercisable at December 31, 2021	1,872,500	$3.91	3.14

Warrants

As a result of historical lending arrangements and consulting services, in 2019 the Company issued fully vested warrants to purchase 150,000 shares of common stock for $3.75 per share, expiring August 2024. As a result of the issuance of the warrant, which met the criteria for equity classification under applicable GAAP, the Company recorded additional paid-in capital in the amount of $196,886 which was the fair value of the Warrants on the issuance date.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

6.      Stockholders’ Deficit (cont.)

As more fully described in Notes 3 and 4, during 2021, the Company issued the following stock warrants: -

a)      In connection with the May 2021 Offering of One-Year Senior Secured Promissory Notes, the Company issued fully vested warrants to purchase 1,000,000 shares of common stock for $5.00 per share, expiring May 2026.

b)      In connection with the re-financings in May 2021 and November 2021 of a Seller Note the Company issued fully vested warrants to purchase a total of 50,000 and 100,000 shares, respectively, of common stock for $5.00 per share. The warrants expire five years from the issuance dates.

c)      In connection with the amendment of the 2018 Three-Year Senior Secured Convertible Notes, the Company issued fully vested warrants to purchase 409,521 shares of common stock for $5.00 per share, expiring on various dates in 2023.

Each warrant is recorded in stockholders’ equity at its fair value at the issuance date.

7.      Leases

The Company engages in ground and facility leases under noncancelable operating and finance leases which require monthly payments, expiring at various dates through May 2051. The Company’s finance lease includes a purchase option that the Company is reasonably certain to exercise in October 2029. As such, the expected purchase price was included in the calculation of the associated ROU asset and lease liability recognized with the adoption of ASC 842.

Port of Columbia County Lease

In September 2018, the Company entered into a site and development agreement to obtain an option to permit, develop, construct and operate a renewable diesel refinery on 90 acres of land in Port Westward, Columbia County, Oregon. The initial term of the option commenced on September 2019 and terminated August 2021, with one successive option to extend the term for an additional year, (the “Development Term”).

In July 2021, the Company recognized a remeasurement of its Port of Columbia County, Oregon lease as the conditions of the associated Site Development and Option Agreement were completed and the Company entered into a 30-year lease for the location. A remeasurement of the corresponding ROU asset and lease liability was recorded in July 2021 to reflect the present value of remaining future payments based on this modified lease.

De La Cruz Lease

The Company’s finance lease is related to the lease of 4.41 acres of land located at Port Westward, Columbia County, Oregon, which was entered into on October 2019. The lease has a 50-year term with a purchase option available commencing the 10th year of the lease.

Total lease expense under all noncancelable operating leases amounted to approximately $546,000 and $180,000 for the years ended December 31, 2021 and 2020, respectively, and is included in selling, general, and administrative expense in the accompanying consolidated statements of comprehensive loss.

Operating and finance lease liabilities are recognized at lease commencement based on the present value of the fixed lease payments using the Company’s incremental borrowing rate at commencement. Related operating and finance lease ROU (“Right of Use”) assets are recognized based on the initial present value of the fixed lease payments, reduced by cash payments received from the landlords as lease incentives, plus any prepaid rent and other direct costs from executing the leases. Amortization of operating lease ROU assets and lease liabilities is recorded as part of lease expense in selling, general, and administrative expense on the consolidated statements of comprehensive loss. The interest expense amortization component of the finance lease liabilities is recorded as interest expense and

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

7.      Leases (cont.)

is capitalized as part of Construction in progress, and the amortization component of finance lease ROU assets is recorded within depreciation expense on the consolidated statements of comprehensive loss. ROU assets are tested for impairment in the same manner as long-lived assets.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred.

ROU assets and lease liabilities as of December 31, 2021 and 2020, consist of the following:

	As of December 31,
	2021	2020
Assets
Operating lease assets	$9,939,000	$116,000
Finance lease assets	92,000	104,000
Total lease assets	$10,031,000	$220,000

Liabilities
Current
Operating	$32,000	$116,000
Finance	6,000	6,000
Total short-term lease liabilities	$38,000	$122,000
Non-Current
Operating	9,908,000	—
Finance	101,000	106,000
Total long-term lease liabilities	$10,009,000	$106,000
Total lease liabilities	$10,047,000	$228,000

Total lease costs for the twelve months ended December 31, 2020, and 2021 were:

	Twelve Months Ended December 31,
	2021	2020
Finance lease costs
Amortization of right-of-use assets	$12,000	$12,000
Interest on lease liabilities	13,000	14,000
Total finance lease cost	$25,000	$26,000
Operating lease cost	$546,000	$180,000
Total lease cost	$571,000	$206,000

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

7.      Leases (cont.)

Approximate aggregate annual lease payments as of December 31, 2021:

Year	Operating Leases	Finance Leases
2022	$1,302,000	$18,000
2023	1,302,000	18,000
2024	1,302,000	18,000
2025	1,302,000	18,000
2026	1,302,000	18,000
Thereafter	31,790,000	90,000
Total	$38,300,000	$180,000
Less: Imputed interest	(28,360,000)	(73,000)
Present value of net lease payments	$9,940,000	$107,000

The following table includes supplemental lease information:

	Twelve Months Ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$546,000	180,000
Operating cash flows from finance leases	13,000	14,000
Financing cash flows from finance leases	5,000	4,000

	$752,000	$198,000

Weighted average remaining lease term (in years)
Operating leases	29.42	0.66
Finance leases	7.83	8.83

Weighted average discount rate
Operating leases	12.70%	10.91%
Finance leases	12.10%	12.10%

8.      Related-party Transactions

The following sets forth certain transactions in which the Company and the directors, executive officers and affiliates of the Company are involved.

The Company’s Chief Executive Officer and has controlling ownership interests in Waterside Energy Development, Inc. (“WED”) and Takeout Investments, LLC (“TOI”). WED is the controlling shareholder of NEXT, and the Chief Executive Officer, as an individual, and TOI are both significant shareholders of NEXT.

On April 1, 2019, NEXT entered into a Development Services Agreement (the “Development Agreement”) with WED to provide personnel, management, office space, administrative, governmental affairs, site layout and planning, customer and supplier development and various other project management services. Under the terms of the Development Agreement, WED is compensated and paid for the services it provides based on projected barrels per day of planned

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

8.      Related-party Transactions (cont.)

project capacity. For years ended December 31, 2021, and 2020, Next paid WED $623,000 and $315,000, respectively, of which $593,000 and $315,000 was recorded as Construction in Progress in the consolidated balances sheets at December 31, 2021 and 2020, respectively. At December 31, 2021 and December 31, 2020, $200,000 and $330,000, respectively, are included in Due from Affiliates in the accompanying consolidated balance sheets.

On June 17, 2020, NEXT, the Company’s Chief Executive Officer as an individual, and WED entered into an Exclusivity Fee Agreement (the “EA”) with three parties (collectively, the “Interested Parties”) related to the Port Westward refinery (the “Refinery”) which is under development by NEXT. The provisions of the EA states that any fees received under the EA from the Interested Parties were to be used for construction permits related to the Refinery.

At December 31, 2021, and 2020, $9,500,000 and $2,500,000 in fees received under the terms of the EA is included in other liabilities in the accompanying consolidated balance sheets, respectively. In June and July 2021, all the Interested Parties terminated the EA and, as such, all restrictions on the proceeds of the EA. Included in the EA is a clause that if either NEXT or the Port Westward Refinery are acquired within 547 days of the dates of termination of the EA by the Interested Parties, amounts received from Interested Parties are to be refunded by NEXT.

On January 21, 2021, the Company entered into a Confidential Securities Purchase Agreement (“CSPA”) with the Company’s CEO, WED, TOI and an individual (the “Individual”) who served as both an employee and a board member. Per the terms of the CSPA, the Individual resigned from the board of directors, terminated his employment and sold all his shares of the Company’s common stock and all of his membership interests in WED to TOI. In addition, the Individual sold his options to purchase up to 800,000 shares of the Company’s common stock to the CEO and another Company board member.

Directors of the Company control 83.8% of the voting shares of the Company, and hold options to acquire 1,990,000 of its common stock.

A number of key management personnel and board members hold positions in other companies that result in them having control or significant influence over these companies.

In September 2019, the Company entered into a month-to-month contract with a former board member and Equity Advisors, a company controlled by the former director. Amounts were billed based on market rates for such services and were due and payable under normal payment terms. For the years ending December 31, 2021 and 2020, respectively, $80,000 and $62,000 of consulting, legal and board fees are included in the consolidated statements of operations and comprehensive loss.

In October 2019, the Company entered into a month-to-month contract with Morkan Enterprises, a company controlled by the Company’s Chief Financial Officer to perform accounting and finance services. For the years ending December 31, 2021 and 2020, respectively, $90,000 and $88,000 of accounting and finance fees are included in the consolidated statements of operations and comprehensive loss, and $8,000 and $8,000 is included in Prepaid expenses and other current assets on the consolidated balance sheets.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

9.      Income Taxes

The Company is subject to taxation in the U.S. and state jurisdictions. The income tax expense for the years ended December 31, 2021 and 2020 are as follows (in thousands):

	As of December 31,
	2021	2020
Current:
Federal	$—	$—
State	—	—
Total Current	$—	$—

Deferred
Federal	$(627)	$(690)
State	—	—
Total Deferred	$(627)	$(690)
Less Valuation Allowance	627	690
Total Provision for Income Taxes	$—	$—

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	As of December 31,
	2021	2020
Federal statutory income tax rate	21.00%	21.00%
State tax	0.00%	0.00%
Permanent differences	0.00%	0.00%
Loss on extinguishment of debt	(7.50)%	0.00%
Correction of prior year ending deferred taxes	0.00%	27.28%
Change in valuation allowance	(13.50)%	(48.28)%
Total tax benefit	0.00%	0.00%

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	As of December 31,
	2021	2020
Deferred Tax Assets:
Start-up costs	$109	$59
Capitalized construction in progress	656	263
Stock based compensation	553	368
	1,318	690
Less: Valuation allowance	(1,318)	(690)
Net Deferred Tax Assets	—	—
Deferred Tax Liabilities	—	—
Net Deferred Taxes	$—	$—

The valuation allowance increased by $627,000 and $300,000 for the years ended December 31, 2021and 2020, respectively. The tax benefit of deductible temporary differences or carryforwards is recorded as a deferred tax asset to the extent that management assesses the realization is “more likely than not.” Future realization of the tax benefit ultimately depends on the existence of sufficient taxable income within the period available under the tax law. At December 31, 2021 and 2020, the Company has established a valuation allowance against all federal and state net deferred tax assets that are not supported by taxable temporary differences as based on all available evidence, the deferred tax assets are not more likely than not to be realized.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

9.      Income Taxes (cont.)

The Company is a considered a “start-up” Company for tax purposes. As such, the Company must capitalize all of its costs under Internal Revenue Code Section 195. When they Company begins to generate revenue, currently estimated in 2026, it will be able to elect to amortize its start-up costs over fifteen years.

The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no accrued interest or penalties related to income tax matters in the Company’s balance sheets at December 31, 2021 and 2020, respectively, and has not recognized interest or penalties in the Company’s statements of operations and comprehensive income for the years ended December 31, 2021 and 2020. Further, the Company is not currently under examination by any federal, state or local tax authority.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted on March 27, 2020 in the United States. The CARES Act and related notices include several significant provisions, including carryback of net operating losses originating during 2018 through 2020 for up to five years, temporarily increasing the limitation on business interest deductions and providing for deferral of estimated income tax payments. The Company does not currently expect the CARES Act to have a material impact on our financial results, including on our annual estimated effective tax rate.

10.    Commitment and Contingencies

Purchase Commitments — On December 14, 2020, in conjunction with the acquisition of the Teevin Property (the “Property”), the Company granted the Sellers of the Teevin Property a right of first refusal (the “ROFR”) to supply certain materials and to perform certain construction related work anticipated to be contracted for on the Property. The ROFR is a binding purchase contract between the Company and the Sellers. The activities under the ROFR, however, cannot take place until the proper permits are obtained. At December 31, 2021 and 2020, respectively, there were no construction activities related to the ROFR.

Supply Agreements — In 2019, the Company executed agreements with several parties to supply feedstock and offtake all produced renewable diesel fuel for a term of 5 years.

11.    Subsequent Events

For purposes of the financial statements as of December 31, 2021 the Company evaluated subsequent events for recognition and measurement purposes through October 5, 2022, the date on which the consolidated financial statements were issued. Except as described elsewhere in these financial statements, the Company has concluded that no events or transactions have occurred that require disclosure except as follows:

On April 11, 2022 the Company formed GoLoBioMass, LLC, a Texas limited liability company and on July 22, 2022, the Company formed DeepBlu H2, LLC, a Texas limited liability Company. Both of these entities are wholly owned by the NEXT and, since their formation, have had no activity.

On May 31, 2022, NEXT completed its offering of 2021 Senior Secured Convertible Notes (the “December 2021 Notes). As of December 31, 2021, NEXT had sold $500,000 of the December 2021 Notes. Subsequently, as of May 31, 2022, an additional $2,500,000 was raised for a total of $3,000,000 in proceeds from the December 2021 Notes.

In June 2022, the Company conducted a private placement of its Three-Year 12% Senior Secured Convertible Notes (the “June 2022 Notes”) pursuant to which NEXT issued and sold a total of $1,500,000 original principal amount of June 2022 Notes with a conversion price of $5.00 per share of common stock to nine investors. The June 2022 Notes are secured by all of the assets of the Company. Under the terms of the 2022 Notes, the Company may prepay the principal balance in whole or in part at any time without penalty provided that they give the Note Holders the option to convert the portion of the note that is scheduled to be prepaid into common shares.

On June 30, 2022, the Company entered into a Third Amended and Restated Promissory Note with BEG, who, in turn assigned the note to Shawn and Paula Teevin, extending the maturity date to January 31, 2023. All other terms and conditions of the Promissory Note remain unchanged. As consideration for the amendment, NEXT issued fully vested warrants to purchase 50,000 shares of NEXT common stock for $5.00 per share.

NEXT Renewable Fuels, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

11.    Subsequent Events (cont.)

In August 2022, the due date of the 2021 Note was extended to January 31, 2023. As consideration for the extension, the Company issued additional fully vested warrants to purchase 500,000 shares of common stock for $5.00 per share.

In September 2022, the Company conducted a private placement of unsecured 12% convertible three-year loans, including warrants to purchase 1,400,000 fully vested shares NEXT’s common stock for an aggregate of $700,000 from three investors (the “September 2022 Notes and Warrants”). The conversion price of convertible loans and the exercise price of the warrants is $22.70 unless the Company consummates a qualifying merger or is acquired (“Qualifying Transaction”). Upon a Qualifying Transaction, the conversion price of the notes and accrued interest and the exercise price of the warrants will be 80% of the price per share of the Qualifying Transaction.

From February to June 2022, the Company issued a total of 1,720,000 stock options to employees, members of the board of directors and consultants. The options vest between one to three years from the respective grant dates, expire five years from the grant date, and have an exercise price of $5.00 per share.

In September 2022, the Company executed a lease for office space and terminated its lease with WED. The 24 month lease commenced in October 2022. The monthly payment is $7,379 for the first four months of the lease. From months 5 through 16, the monthly payment will be $7,625 and from months 17 through 24, the monthly payment will be $7,871.

In September 2022, the 2018 Notes became due and payable. In October 2022, all eleven holders of the 2018 Notes representing $2,275,000 in principal and four of the five holders of the 2019 Notes representing $575,000 in principal elected to convert their notes and accrued interest into common shares of the company at their respective conversion rates. A principal amount of $100,000, plus accrued interest, of the remaining 2019 Notes becomes due to one noteholder due in December 2023.

On November 10, 2022, the Company entered into a Subscription Agreement with an investor to purchase 500,000 shares of NEXT’s common stock for an aggregate price of $2,500,000, with such investor receiving a series of three warrants (described below) to purchase an aggregate 4,000,000 shares at an exercise price of $5.00 per share. Upon funding of the $2,500,000, one such warrant to purchase 1,000,000 shares of NEXT common stock immediately vested. The investor will make itself available to assist the Company with marketing communications, policy advocacy and governmental affairs, capital raising introductions and investor communications (collectively, the “Investor Services”). In exchange for the Investor Services, the Company issued a warrant to purchase 1,000,000 shares of NEXT common stock that vest equally over eight quarters. It is contemplated that the investor will participate in a future round of financing. If, and when, the investor funds at least $15,000,000 to the Company, the Company will issue a warrant to purchase 2,000,000 shares that vest and become exercisable upon issuance.

If there is a liquidity event of the Company, then the investor’s unvested warrants will vest and become fully exercisable immediately prior to the liquidation event. All of the aforementioned warrants contain a cashless exercise provision and have five year term beginning on the date of issuance.

On November 21, 2022, the Company entered into a business combination agreement (“BCA”) with Industrial Tech Acquisitions II, Inc. (NASDAQ: “ITAQ”), a publicly held special purpose acquisition company, (“SPAC”) listed on NASDAQ. The conditions to consummating the transactions contemplated by the BCA include at least $50 million in net proceeds, consisting of amounts remaining in the SPAC’s trust account following any redemptions by ITAQ’s public stockholders, plus the net proceeds of any private financing completed by ITAQ Pursuant to the BCA, a newly formed subsidiary of the SPAC will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of the SPAC. In conjunction with such merger, all of NEXT’s pre-closing stockholders and holders of NEXT’s convertible notes will receive common stock of the SPAC, which will continue after the closing as a publicly traded company under the name NXTCLEAN Fuels Inc. The transaction is expected to close late in the second quarter of 2023, subject to shareholder approvals and other customary closing conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Industrial Tech Acquisitions II, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Industrial Tech Acquisitions II, Inc. (the “Company”) as of December 31, 2021, the related statements of operations, stockholder’s equity, and cash flows from the period January 4, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 4, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP

We have served as the Company’s auditor since 2022.

Houston, TX

April 11, 2022

INDUSTRIAL TECH ACQUISITIONS II, INC.
BALANCE SHEET
DECEMBER 31, 2021

Assets:
Current assets:
Cash on hand	$19,542
Total current assets	19,542
Deferred offering costs	214,767
Total assets	$234,309

Liability and Stockholder’s Equity
Accrued offering costs and expenses	85,682
Promissory note – related party	127,385
Total current liabilities	213,067

Commitments and Contingencies (Note 6)

Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding(1)	431
Additional paid-in capital	24,569
Accumulated deficit	(3,758)
Total stockholder’s equity	21,242

Total Liabilities and Stockholder’s Equity	$234,309

____________

(1)      Includes up to 562,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. As of January 14, 2022, the over-allotment option was fully exercised and such shares were no longer subject to forfeiture (See Note 5).

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS II, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 4, 2021 (INCEPTION) through DECEMBER 31, 2021

Formation and operating costs	$3,768
Loss from operations	(3,768)

Other income
Bank interest income	10
Total other income	10
Net loss	$(3,758)

Basic and diluted weighted average shares outstanding(1)	3,750,000
Basic and diluted net loss per common stock	$(0.00)

____________

(1)      Excludes up to 562,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. As of January 14, 2022, the over-allotment option was fully exercised and such shares were no longer subject to forfeiture (See Note 5).

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS II, INC.
STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM JANUARY 4, 2021 (INCEPTION) through DECEMBER 31, 2021

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholder’s Equity
	Shares(1)	Amount
Balance as of January 4, 2021 (inception)	—	$—	$—	$—	$—
Class B common stock issued to Sponsor for cash	4,312,500	431	24,569	—	25,000
Net loss	—	—	—	(3,758)	(3,758)
Balance as of December 31, 2021	4,312,500	$431	$24,569	$(3,758)	$21,242

____________

(1)      Includes up to 562,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. As of January 14, 2022, the over-allotment option was fully exercised and such shares were no longer subject to forfeiture (See Note 5).

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS II, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 4, 2021 (INCEPTION) TO DECEMBER 31, 2021

Cash flows from operating activities:
Net loss	$(3,758)
Changes in current assets and liabilities:
Accrued expenses	1,637
Net cash used in operating activities	(2,121)

Cash flows from financing activities:
Proceeds from issuance of Class B common stock	25,000
Proceeds from issuance of promissory note to related party	129,000
Payment of promissory note to related party	(1,615)
Payment of deferred offering costs	(130,722)
Net cash provided by financing activities	21,663

Net change in cash	19,542
Cash, January 4, 2021 (inception)	—
Cash, end of the period	$19,542

Supplemental disclosure of cash flow information:
Deferred offering costs included in accrued offering costs and expenses	$84,045

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization and Business Operation

Industrial Tech Acquisitions II, Inc. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on January 4, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any Business Combination target.

The Company has selected December 31 as its fiscal year end.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from January 4, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the IPO (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO (as defined below).

The Company’s sponsor is Industrial Tech Partners II, LLC, a Delaware limited liability company (the “Sponsor”).

The registration statement for the Company’s initial public offering (“IPO”) was declared effective on January 11, 2022 (the “Effective Date”). On January 14, 2022, the Company consummated its IPO of 17,250,000 units (the “Units”), which included 2,250,000 Units issued pursuant to the full exercise of the over-allotment option granted to the underwriters. Each Unit consists of one share of Class A common stock of the Company (the “Public Shares”), and one-half of one redeemable warrant of the Company (the “Public Warrants”). Each whole warrant is exercisable to purchase one whole share of common stock at $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $172,500,000, which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 8,037,500 warrants (the “Private Placement Warrants”), at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $8,037,500, which is discussed in Note 4.

Transaction costs amounted to $10,971,530 consisting of $3,450,000 of underwriting commissions, $6,900,000 of deferred underwriting commissions, and $621,530 of other offering costs, partially offset by the reimbursement of $1,035,000 of offering expenses by the underwriters upon the IPO. The Company’s remaining cash after payment of the offering costs is held outside of the Trust Account for working capital purposes as of January 14, 2022.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

On January 14, 2022, an amount of $175,950,000 ($10.20 per Unit) from the net proceeds of the sale of the public units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account (“Trust Account”) and would be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $50,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest to occur of: (a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization and Business Operation (cont.)

incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 15 months from the closing of the IPO (or up to 18 months from the closing of the IPO if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, which would have higher priority than the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.20 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the initial Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-1 0-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A common stock classified as temporary equity would be the allocated proceeds determined in accordance with ASC 470-20. The Class A common stock is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and would be classified as such on the balance sheet until such date that a redemption event takes place.

If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete its initial Business Combination within Combination Period.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization and Business Operation (cont.)

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within the Combination Period.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Liquidity, Going Concern and Capital Resources

As of December 31, 2021, the Company had $19,542 in its operating bank account, and working capital deficit of $191,888 (excluding deferred offering costs). The Company’s liquidity needs up to December 31, 2021 had been satisfied through a payment from the Sponsor of $25,000 (see Note 5) for the Founder Shares and proceeds from a promissory note to the Sponsor.

Subsequent to the annual period covered by this annual report on Form 10-K (the “Annual Report”), the Company consummated its IPO (see Note 3) and Private Placement (See Note 4). Of the net proceeds from the IPO and associated Private Placements, $175,950,000 of cash was placed in the Trust Account and $1,319,675 of cash was held outside of the Trust Account and is available for the Company’s working capital purposes.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans, as defined below (see Note 5). As of December 31, 2021, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company has alleviated the substantial doubt about the Company’s ability to continue as a going concern and has sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds to pay existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization and Business Operation (cont.)

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company, nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021. The Company held $19,542 in cash as of December 31, 2021.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that were directly related to the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheet primarily due to their short-term nature.

Fair Value Measurements

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company’s financial instruments are classified as either Level 1, Level 2 or Level 3. These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

such instruments should be recorded as liabilities or as equity, will be re-assessed at the end of each reporting period. Derivative warrant liabilities will be classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Warrant Liability

Upon completion of its IPO, the Company accounts for Private Placement Warrants for shares of the Company’s common stock that are not indexed to its own shares as liabilities at fair value on the balance sheet. The Private Placement Warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the warrants will be reclassified to additional paid-in capital. No warrants were issued as of December 31, 2021.

Class A Common Stock Subject to Possible Redemption

The Company’s Class A common stock that was sold as part of the Units in the IPO contains a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a stockholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies such public shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The public shares sold as part of the Units in the IPO were issued with other freestanding instruments (i.e., Public Warrants) and as such, the initial carrying value of public shares classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20. The public shares are subject to ASC 480-10-S99 and are currently not redeemable as the redemption is contingent upon the occurrence of events mentioned above. According to ASC 480-10-S99-15, no subsequent adjustment is needed if it is not probable that the instrument will become redeemable.

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 562,500 shares of common stock that were subject to forfeiture if the over-allotment option was not exercised by the underwriters (see Note 5). At December 31, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the period presented.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective on January 1, 2024 for small reporting company and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On January 14, 2022, the Company sold 17,250,000 Units, (which included 2,250,000 Units issued pursuant to the full exercise of the over-allotment option) at a purchase price of $10.00 per Unit. Each unit that the Company offered had a price of $10.00 and consists of one share of Class A common stock, and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

On January 14, 2022, an amount of $175,950,000 ($10.20 per Unit) from the net proceeds of the sale of the public units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account and would be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

Note 4 — Private Placement

The Company’s Sponsor purchased an aggregate of 8,037,500 warrants at a price of $1.00 per warrant ($8,037,500 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Each whole warrant is exercisable to purchase one whole share of common stock at $11.50 per share. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, the underwriters or their

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 4 — Private Placement (cont.)

permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor, the underwriters or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units being sold in the IPO.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period.

Upon completion of its IPO, the Company accounts for the Private Placement Warrants in accordance with the guidance contained in FASB ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability due to the existence of provisions whereby adjustments to the exercise price of the Private Placement Warrants is based on a variable that is not an input to the fair value of a “fixed-for-fixed” option and the existence of the potential for net cash settlement for the warrant holders (but not all stockholders) in the event of a tender offer.

Note 5 — Related Party Transactions

Founder Shares

On January 12, 2021, the Company issued 4,312,500 shares of Class B common stock to the initial stockholders for $25,000 in cash, or approximately $0.006 per share. The founder shares include an aggregate of up to 562,500 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. As of January 14, 2022, the over-allotment option was fully exercised and such shares are no longer subject to forfeiture.

The initial stockholders have agreed not to transfer, assign or sell their founder shares until the earlier to occur of (i) one year after the date of the consummation of the Company’s initial Business Combination or (ii) the date on which the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholders with respect to any founder shares. Notwithstanding the foregoing, if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after the initial Business Combination, the founder shares will no longer be subject to such transfer restrictions.

Promissory Note — Related Party

On January 8, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan was non-interest bearing, unsecured and due at the earlier of March 31, 2022 or the closing of the IPO.

As of December 31, 2021, $127,385 was outstanding under the promissory note. The loan was repaid in full upon the closing of the IPO out of the offering proceeds that have been allocated to the payment of offering expenses (other than underwriting commissions). The Company overpaid $26,615 to the Sponsor upon the IPO, which was returned by the Sponsor on January 19, 2022.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 5 — Related Party Transactions (cont.)

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay such Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, such Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans but no proceeds from the Trust Account would be used to repay such Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement-equivalent warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. At December 31, 2021, no such Working Capital Loans were outstanding.

Administrative Service Fee

Commencing on the date of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial Business Combination or liquidation, the Company will cease paying these monthly fees.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the founder shares, Private Placement Warrants, shares of Class A common stock underlying the Private Placement Warrants, and securities that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Underwriters Agreement

The underwriters had a 45-day option from the date of the IPO to purchase up to an additional 2,250,000 units to cover over-allotments, if any. As of January 14, 2022, the over-allotment was fully exercised.

The underwriters received a cash underwriting discount of approximately 2% of the gross proceeds of the IPO, or $3,450,000.

Additionally, the underwriters are entitled to a deferred underwriting discount of 4.0% of the gross proceeds of the IPO upon the completion of the Company’s initial Business Combination.

The underwriters also agreed to reimburse the Company $1,035,000 for certain expenses incurred by the Company in connection with the IPO if the underwriters’ over-allotment option was exercised in full. The Company received the reimbursement on January 14, 2022, upon full exercise of the over-allotment option.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 7 — Stockholder’s Equity

Preferred Stock — The Company is authorized to issue a total of 1,000,000 preferred shares at par value of $0.0001 each. At December 31, 2021, there were no shares of preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 100,000,000 Class A common shares at par value of $0.0001 each. At December 31, 2021, there were no shares of Class A common shares issued or outstanding.

Class B Common Stock — The Company is authorized to issue a total of 10,000,000 Class B common shares at par value of $0.0001 each. As of December 31, 2021, there were 4,312,500 shares of Class B common shares issued and outstanding. The founder shares included an aggregate of up to 562,500 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. As of January 14, 2022, the over-allotment option was fully exercised and such shares are no longer subject to forfeiture.

The initial stockholders have agreed not to transfer, assign or sell their founder shares until the earlier to occur of (i) one year after the date of the consummation of the Company’s initial Business Combination or (ii) the date on which the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholders with respect to any founder shares. Notwithstanding the foregoing, if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after the initial Business Combination, the founder shares will no longer be subject to such transfer restrictions.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination.

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, with each share of common stock entitling the holder to one vote.

Public Warrants — Each warrant entitles the holder thereof to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 7 — Stockholder’s Equity (cont.)

will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of the initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless, in which case the purchaser of a unit containing such warrants shall have paid the full purchase price for the unit solely for the shares of Class A common stock underlying such unit. In no event will the Company be required to net cash settle any warrant.

Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The Company issued 8,037,500 public warrants in connection with the IPO and will account for them in accordance with the guidance contained in ASC 815-40. Such guidance provides that the public warrants meet the criteria for equity treatment due to the existence of provisions whereby adjustments to the exercise price of the warrants are based on a variable that is an input to the fair value of a “fixed-for-fixed” option and no circumstances under which the Company can be forced to net cash settle the warrants.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 8 — Income Tax

The Company’s net deferred tax assets as of December 31, 2021 are as follows:

December 31, 2021

Deferred tax assets
Net operating loss carryforward	$344
Startup costs	445
Total deferred tax assets	789
Valuation allowance	(789)
Deferred tax assets	$—

The income tax provision for the period from January 4, 2021 (inception) through December 31, 2021consists of the following:

December 31, 2021

Federal
Current	$—
Deferred	(789)
State and Local
Current	—
Deferred	—
Change in valuation allowance	789
Income tax provision	$—

As of December 31, 2021, the Company had $1,637 of U.S. federal net operating loss carryovers available to offset future taxable income indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from January 4, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $789.

A reconciliation of the federal income tax rate to the Company’s effective tax rate as of December 31, 2021 is as follows:

December 31, 2021
Statutory federal income tax rate	21.0%
Valuation allowance	-21.0%
Income tax provision	0.0%

The effective tax rate differs from the statutory tax rate of 21% for the period from January 4, 2021 (inception) through December 31, 2021, due to the valuation allowance recorded on the Company’s net operating losses. The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax return for the period from January 4, 2021 (inception) through December 31, 2021 remains open and subject to examination.

INDUSTRIAL TECH ACQUISITIONS II, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

The registration statement for the Company’s IPO was declared effective on January 11, 2022.

On January 14, 2022, the Company consummated its IPO and associated Private Placement (see Note 3 and Note 4).

On January 14, 2022, the promissory was repaid in full. The Company overpaid $26,615 to the Sponsor upon the IPO, which was returned by the Sponsor on January 19, 2022.

In January 2022, the Company paid a related party for advisory services to advise on the pursuit of prospective target businesses for a cash payment of $172,500. Further, the related party committed to purchase units of the Sponsor (the “Investor Units”) upon the Business Combination. Each Investor Unit consists of an interest in one share of the Class B common stock of the Company and one-half of one Private Placement Warrant of the Company. The related party and one of its affiliates also participated in the Company’s IPO on January 14, 2022, and together purchased a total of $12,500,000 of the Class A units in the IPO.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

INDUSTRIAL TECH ACQUISITIONS II, INC.,

as the Purchaser,

ITAQ MERGER SUB INC.,
as Merger Sub,

and

NEXT RENEWABLE FUELS, INC.,
as the Company,

Dated as of November 21, 2022

Annex A Page No.
I. MERGER	A-2
1.1. Merger	A-2
1.2. Transaction Effective Time	A-2
1.3. Effect of the Merger	A-2
1.4. Tax Treatment	A-2
1.5. Certificate of Incorporation and Bylaws	A-3
1.6. Post-Closing Board of Directors of the Purchaser	A-3
1.7. Amended Purchaser Charter	A-3
1.8. Pre-Closing Company Recapitalization	A-3
1.9. Merger Consideration	A-3
1.10. Effect of Merger on Company Securities	A-3
1.11. Issuance of Merger Consideration	A-4
1.12. Effect of Transaction on Merger Sub Stock	A-5
1.13. Taking of Necessary Action; Further Action	A-5
1.14. Appraisal and Dissenter’s Rights	A-6

II. CLOSING	A-6
2.1. Closing	A-6

III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	A-6
3.1. Organization and Standing	A-6
3.2. Authorization; Binding Agreement	A-6
3.3. Governmental Approvals	A-7
3.4. Non-Contravention	A-7
3.5. Capitalization	A-7
3.6. SEC Filings and Purchaser Financials	A-8
3.7. Absence of Certain Changes	A-9
3.8. Compliance with Laws	A-9
3.9. Actions; Orders; Permits	A-9
3.10. Taxes and Returns	A-9
3.11. Employees and Employee Benefit Plans	A-11
3.12. Properties	A-11
3.13. Material Contracts	A-11
3.14. Transactions with Affiliates	A-11
3.15. Merger Sub Activities	A-11
3.16. Investment Company Act	A-11
3.17. Finders and Brokers	A-11
3.18. Ownership of Stockholder Merger Consideration	A-12
3.19. Certain Business Practices	A-12
3.20. Insurance	A-12
3.21. Independent Investigation	A-12
3.22. Information Supplied	A-13
3.23. No Other Representations	A-13

IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-13
4.1. Organization and Standing	A-13
4.2. Authorization; Binding Agreement	A-13
4.3. Capitalization	A-14
4.4. Subsidiaries	A-15

Annex A-i

Annex A Page No.
4.5. Governmental Approvals	A-15
4.6. Non-Contravention	A-15
4.7. Financial Statements	A-16
4.8. Absence of Certain Changes	A-17
4.9. Compliance with Laws	A-17
4.10. Company Permits	A-17
4.11. Litigation	A-17
4.12. Material Contracts	A-18
4.13. Intellectual Property	A-19
4.14. Taxes and Returns	A-20
4.15. Real Property	A-21
4.16. Personal Property	A-22
4.17. Title to and Sufficiency of Assets	A-22
4.18. Employee Matters	A-22
4.19. Benefit Plans	A-23
4.20. Environmental Matters	A-23
4.21. Transactions with Related Persons	A-24
4.22. Company Insurance	A-24
4.23. Books and Records	A-25
4.24. Top Customers and Suppliers	A-25
4.25 Certain Business Practices	A-25
4.26. Investment Company Act	A-26
4.27. Finders and Brokers	A-26
4.28. Independent Investigation	A-26
4.29. Information Supplied	A-26
4.30. Disclosure
4.31. No Other Representations	A-26

V. COVENANTS	A-27
5.1. Access and Information	A-27
5.2. Conduct of Business of the Company	A-28
5.3. Conduct of Business of the Purchaser	A-30
5.4. Annual and Interim Financial Statements	A-31
5.5. Purchaser Public Filings	A-32
5.6. No Solicitation	A-32
5.7. No Trading	A-32
5.8. Notification of Certain Matters	A-33
5.9. Efforts	A-33
5.10. Tax Matters	A-34
5.11. Further Assurances	A-34
5.12. The Registration Statement	A-34
5.13. Company Stockholder Meeting	A-36
5.14. Public Announcements	A-36
5.15. Confidential Information	A-36
5.16. Documents and Information	A-37
5.17. Post-Closing Board of Directors and Executive Officers	A-37
5.18. Indemnification of Officers and Directors; Tail Insurance	A-38
5.19. Trust Account Proceeds	A-38
5.20. Employment Agreements	A-38
5.21 Company Equity Financing	A-38

Annex A-ii

Annex A Page No.
5.22. PIPE Offering	A-39
5.23. Investor Notes	A-39
5.24. Purchaser Share Agreements	A-39

VI. CLOSING CONDITIONS	A-39
6.1. Conditions of Each Party’s Obligations	A-39
6.2. Conditions to Obligations of the Company	A-40
6.3. Conditions to Obligations of the Purchaser	A-41
6.4. Frustration of Conditions	A-42

VII. TERMINATION AND EXPENSES	A-42
7.1. Termination	A-42
7.2. Effect of Termination	A-43
7.3. Fees and Expenses	A-43

VIII. TRUST WAIVER	A-44
8.1. Waiver of Claims Against Trust	A-44

IX. MISCELLANEOUS	A-44
9.1. Survival	A-44
9.2. Non-Recourse	A-45
9.3. Notices	A-45
9.4. Binding Effect; Assignment	A-46
9.5. Third Parties	A-46
9.6. Arbitration	A-46
9.7. Governing Law; Jurisdiction	A-47
9.8. WAIVER OF JURY TRIAL	A-47
9.9. Specific Performance	A-47
9.10. Severability	A-47
9.11. Amendment	A-47
9.12. Waiver	A-47
9.13. Entire Agreement	A-48
9.14. Interpretation	A-48
9.15. Counterparts	A-48
9.16. Legal Representation	A-49

XI DEFINITIONS	A-49
10.1. Certain Definitions	A-49
10.2. Section References	A-57

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Amended Purchaser Charter
Exhibit E	Form of Sponsor Support Agreement

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 21, 2022 by and among (i) Industrial Tech Acquisitions II, Inc., a Delaware corporation (the “Purchaser”), (ii) ITAQ Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and (iii) NEXT Renewable Fuels, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The business of the Company, directly and indirectly through its subsidiaries, will be to turn recycled organic materials into renewable transportation fuels;

B. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. The Parties intend to effect the merger (the “Merger”) of Merger Sub with and into the Company, with the Company continuing as the surviving entity, as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its portion of the Merger Consideration (as defined herein) in the manner provided in this Agreement, (ii) the Company, as the surviving corporation, will be a wholly-owned subsidiary of the Purchaser, and (iii) the Company Options (as defined herein) outstanding at the Effective Time shall be assumed (with adjustments to the number and exercise price of such assumed Company Options to reflect the Conversion Ratio (as defined herein)), by Purchaser with the result that such assumed Company Options shall be replaced with Assumed Options (as defined herein) exercisable into shares of Purchaser Class A Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”);

D. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

E. The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and certain holders of Company Stock (as defined herein) sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any separate class or series votes of Company Preferred Stock (as defined herein));

F. Promptly following the execution and delivery of this Agreement, the Significant Company Holders (as defined herein) will each enter into a Lock-Up Agreement with Purchaser, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”), which Lock-Up Agreements will become effective as of the Closing;

G. Promptly following the execution and delivery of this Agreement, certain Company Stockholders and management personnel will each enter into a Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, the form of which is attached as Exhibit C hereto (each, a “Non-Competition Agreement”), which Non-Competition Agreements will become effective as of the Closing;

H. Prior to, and contingent upon, the Closing, the Company shall effect a recapitalization (as described further in Section 1.8 below) pursuant to which all convertible debt shall be converted into Company Common Stock;

I. Subsequent to the date of this Agreement, in connection with the PIPE Offering (as defined below), the Purchaser shall use its commercially reasonable efforts to enter into subscription agreements containing terms and conditions acceptable to the Purchaser, subject to the approval of the Company, such approval not to be unreasonably withheld, delayed or conditioned, (each, a “Subscription Agreement”) with certain investors for an aggregate investment of at least $50 million in a private placement in the Purchaser to be consummated immediately prior to or simultaneously with the Closing (the “PIPE Offering”);

Annex A-1

J. Prior to or simultaneously with the execution and delivery of this Agreement, the Sponsor (as defined herein) has entered into a Sponsor Support Agreement with the Company, the form of which is attached as Exhibit E hereto (the “Sponsor Support Agreement”), which Sponsor Support Agreement will become effective as of the Closing;

K. The Parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined herein);

L. On November 10, 2022, the Company executed an agreement with United Airline Ventures, Ltd. (“United”) which provides for, among other things, a series of debt and equity investments by United in the Company and its subsidiary, NEXT Renewable Fuels Oregon, LLC, a Delaware limited liability company (“NEXT Oregon”) in an aggregate amount up to $37.5 million and it is engaged in negotiations with respect to the definitive agreements relating to such investments (the “United Investments”);

M. In connection with the United Investments, (i) the Company issued to United 500,000 shares of Common Stock at a purchase price of $5.00 per share (the “United Shares”), (ii) the Company issued to United warrants to purchase up to four million (4,000,000) shares of the Company’s common stock at an exercise price of $5.00 per share; and (iii) the Company and NEXT Oregon would issue to United $15 million in secured convertible notes (the “United Note”) which would be jointly issued by the Company and NEXT Oregon and would be convertible into Company Common Stock at an agreed upon discount, with the Company issuing notes of like tenor to strategic investors and other approved investors as part of an issuance of notes in the maximum principal amount of $50,000,000 or such other amount, the terms of the Notes to be acceptable to the Company subject to the consent of the Purchaser, such consent not to be unreasonably delayed, denied or conditioned (collectively, with the United Note, the “Investor Notes” and, together with the United Shares and the United Warrants, the “United Securities”); and

N. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly-owned subsidiary of the Purchaser. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

Annex A-2

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that the corporate name of the Company shall not be changed, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation

1.6 Post-Closing Board of Directors of the Purchaser. At the Effective Time, the board of directors and executive officers of the Purchaser shall be individuals determined in accordance with Section 5.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Purchaser until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Amended Purchaser Charter. Effective upon the Effective Time, the Purchaser shall amend and restate its Certificate of Incorporation in the form attached as Exhibit D hereto (the “Amended Purchaser Charter”), which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “NXTCLEAN Fuels Inc.”, or such other name as mutually agreed to by the Purchaser and the Company; (ii) remove and change certain provisions in the Certificate of Incorporation related to the Purchaser’s status as a blank check company; and (iii) provide for a classified board with three classes of directors.

1.8 Pre-Closing Company Recapitalization. On or prior to the Closing Date, subject to the completion of the Merger, all convertible debt shall be converted into Company Common Stock, so that at the closing the Company Common Stock shall be the only class of capital stock outstanding and all convertible debt shall be converted (the “Recapitalization”).

1.9 Merger Consideration. As consideration for the Merger, the Company Security Holders collectively shall be entitled to receive from the Purchaser, in the aggregate, the number of Purchaser Securities determined as follows.

(a) The total number of shares of Purchaser Class A Common Stock to be issued to the Company stockholders, including holders of Company Options and Company Warrants (the “Merger Consideration”) shall be determined by dividing (i) Four Hundred Fifty Million Dollars ($450,000,000) by (ii) the Redemption Price.

(b) The number of shares of Purchaser Class A Common Stock to be issued in respect of each share of Company Common Stock, determined after completion of the Recapitalization (the “Conversion Ratio”), shall be determined by dividing the Merger Consideration by the Total Company Shares. The “Total Company Shares” shall mean the sum of (i) the number of shares of Company Common Stock outstanding after giving effect to the Recapitalization (excluding (x) any Excluded Shares and (y) any shares of Company Common Stock issuable upon conversion or exercise of the Investor Notes and the United Warrants), (ii) the number of shares of Company Common Stock issued pursuant to the Company Equity Financing, (iii) the number of shares of Company Common Stock issuable upon exercise of outstanding Company Options, and (iv) the number of shares of Company Common Stock issuable upon exercise of outstanding Company Warrants (excluding the United Warrants). No fractional shares of Purchaser Class A Common Stock shall be issued to holders of Company Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of Purchaser Class A Common Stock.

1.10 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Subject to clauses (b) and (c) below, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Recapitalization), will automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration, with each Company Stockholder entitled to receive its pro rata share of the Merger Consideration as provided in Section 1.11. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.14 of this Agreement).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time (the “Excluded Shares”), such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.
Annex A-3

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.14 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.14 except to the extent that the stockholder’s demand for appraisal rights is withdrawn in the manner provided in the DGCL.

(d) Company Options. Each outstanding Company Option shall be assumed by the Purchaser and shall become an option (each, an “Assumed Option”) to purchase the number of shares of Purchaser Class A Common Stock determined by multiplying the number of shares of Company Common Stock subject to the Company Option by the Conversion Ratio and the exercise price per share of Purchaser Class A Common Stock shall be determined by dividing the exercise price of the Company Option by the Conversion Ratio, and the Assumed Option shall reflect the Purchaser as the issuer of the Assumed Option. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in its applicable Non-Statutory Stock Option Agreement (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Class A Common Stock, respectively). The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for delivery upon the exercise of such Assumed Option.

(e) United Warrants and Company Warrants. Each United Warrant and each Company Warrant (in each case, whether vested or unvested) that is issued and outstanding immediately prior to the Effective Time shall be assumed by the Purchaser and shall be a warrant (each, an “Assumed Warrant”) to purchase the number of shares of Purchaser Class A Common Stock determined by multiplying the number of shares of Company Common Stock subject to each such warrant by the Conversion Ratio and the exercise price per share of Purchaser Class A Common Stock shall be determined by dividing the exercise price of each such warrant by the Conversion Ratio, and the Assumed Warrants shall reflect the Purchaser as the issuer of the Assumed Warrants. Subject to the subsequent sentence, each Assumed Warrant will be subject to the same terms and conditions as the United Warrant or Company Warrant, as the case may be, (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Class A Common Stock, respectively). The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for delivery upon the exercise of the Assumed Warrants.

(f) Investor Notes. Each outstanding Investor Note together with all accrued and unpaid interest shall be converted into the right to receive a number of shares of Purchaser Class A Common Stock determined in accordance with the terms of the Investor Note, which terms shall be reasonably acceptable to the Purchaser. The Purchaser consents to the issuance of Purchaser Class A Common Stock upon conversion of the Investor Note.

(g) Preferred Stock. In the event that the Company proposed to issue any shares of Company Preferred Stock, the terms of such Company Preferred Stock and the terms of conversion of such Company Preferred Stock into securities of Purchaser shall be mutually acceptable to the Company and the Purchaser. If applicable, the rights, preferences, privileges and limitations to be set forth in a certificate of designation relating to any Purchaser Preferred Stock shall be mutually acceptable to the Company and the Purchaser. The certificate of designation for such Purchaser Preferred Stock shall be filed with the Secretary of State of Delaware as part of the Certificate of Merger.

1.11 Issuance of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Transfer Agent”), for the purpose of issuing the Purchaser Class A Common Stock issuable as the Merger Consideration. At or prior to the Effective Time, the Purchaser shall instruct the Transfer Agent to issue the Purchaser Class A Common Stock representing the Merger Consideration to issue such shares in accordance with written instructions from the Company. All stock certificate representing Company Common Stock prior to the Recapitalization shall be cancelled and the Company shall instruct the Transfer Agent to issue to the Company’s stockholders such number of shares of Purchaser Class A Common Stock as are issuable pursuant to this Section 1, such shares shall be issued on a book entry basis, and the Transfer Agent shall provide to each Company Stockholder advise as to the number of shares owned by such Company Stockholder and any legends relating to such shares.

Annex A-4

(b) Each Company Stockholder, including stockholders who converted convertible debt pursuant to the Recapitalization, shall be entitled to receive its pro rata share, based upon the Conversion Ratio, of the Merger Consideration as provided in this Section 1 as soon as reasonably practicable after the Effective Time. It shall be a condition to the obligation of the Company to have the shares of Purchaser Class A Common Stock issued to any Company stockholder that such stockholder shall have executed any lock-up required of such stockholder.

(c) If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the Company Common Stock is registered, it shall be a condition to the issuance of such shares of Purchaser Class A Common Stock that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company stock certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have already executed and delivered, if such Person is an officer, director or a Significant Company Holder, counterparts to a Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Transfer Agent or the Purchaser (the “Transmittal Documents”) and (iv) the Person requesting such delivery shall pay to the Company any transfer or other Taxes or fees required as a result of such delivery to a Person other than the registered holder of such Company Common Stock or establish to the satisfaction of the Company that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Company Stock.

(e) All securities issued pursuant to this Section 1.11 shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities.

(f) The Purchaser shall not issue Assumed Options for Company Options until it shall have received from each holder thereof a duly executed counterpart to the agreement for the Assumed Option in a form mutually acceptable to the Company and the Purchaser, which among other matters will release the Company from its obligations with respect to the Company Option.

(g) The Purchaser shall not issue Assumed Warrants for United Warrants or Company Warrants until it shall have received from each holder thereof) a duly executed counterpart to the agreement for the Assumed Warrant, which among other matters will release the Company from its obligations with respect to such warrant, with the Company’s obligations with respect to such warrant being replaced by the obligations of the Purchaser with respect to such warrant as set forth in such warrant.

(h) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Class A Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Class A Common Stock.

1.12 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Annex A-5

1.14 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Merger Consideration shall be reduced by the pro rata share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Merger Consideration with respect to any Dissenting Shares.

ARTICLE II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR (other than disclosures in the “Risk Factors” or “Special Note Regarding Forward-Looking Statements” sections of such reports and other disclosures that are similarly predictive or forward-looking in nature), provided, however, that nothing disclosed in such SEC Reports shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 and Section 3.7, the Purchaser and Merger Sub jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing. The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Each of the Purchaser and Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. Neither the Purchaser nor the Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby

Annex A-6

(a) have been duly and validly authorized by the board of directors of the Purchaser and Merger Sub and by the Purchaser as sole stockholder of Merger Sub, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser and Merger Sub, enforceable against the Purchaser and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which the Purchaser or Merger Sub is a party or the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s or Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser, Merger Sub, or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.5 Capitalization.

(a) Purchaser is authorized to issue 111,000,000 shares of capital stock, par value $0.0001 per share, of which 110,000,000 shares are Purchaser Common Stock (with 100,000,000 shares being Purchaser Class A Common Stock and 10,000,000 shares being Purchaser Class B Common Stock), and 1,000,000 shares are Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock and no class or series of Purchaser Preferred Stock has been authorized by Purchaser’s Board of Directors. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription

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right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities have been issued in violation of any applicable securities Laws.

(b) Prior to giving effect to the merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, Purchaser does not have any Subsidiaries or own any equity interests in any other Person other than Merger Sub.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Purchaser’s obligation to redeem from the Trust Account the Purchaser’s Class A Common Stock upon exercise by public holders of Purchases Class A Common Stock of their right of redemption as provided in Purchaser’s certificate of incorporation (the “Redemption”) or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no stockholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC, (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of Purchaser’s auditors, or (C) the Purchaser’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters

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(clauses (A) through (C), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq, and (E) there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SEC Reports.

(b) Except for any SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except for any SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business.

3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth on Schedule 3.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2021 not been subject to a Material Adverse Effect on the Purchaser.

3.8 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance in all material respects with all Laws applicable to it and the conduct of its business, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10 Taxes and Returns.

(a) Each of the Purchaser and the Merger Sub has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected

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or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser and the Merger Sub files or is required to file a Tax Return.

(b) There is no Action currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or the Merger Sub by a Governmental Authority in a jurisdiction where the Purchaser or the Merger Sub does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) Neither the Purchaser nor the Merger Sub is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Purchaser, orally by any Tax authority that any such audit is contemplated or pending. To the Knowledge of the Purchaser, there are no claims, assessments, audits, examinations, investigations or other Actions pending against the Purchaser or the Merger Sub in respect of any Tax, and neither the Purchaser nor the Merger Sub has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Purchaser’s assets, other than Permitted Liens.

(e) Each of the Purchaser and the Merger Sub has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such material Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) Neither the Purchaser nor the Merger Sub has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Purchaser or the Merger Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) Neither the Purchaser nor the Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or (B) a change in the accounting method of the Purchaser or the Merger Sub pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.

(h) Neither the Purchaser nor the Merger Sub has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) Neither the Purchaser nor the Merger Sub is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement or closing agreement with any Governmental Authority) that will be binding on the Purchaser or the Merger Sub with respect to any period ending after the Closing Date.

(j) Neither the Purchaser nor the Merger Sub has requested, or is it the subject of or bound by any private letter ruling from any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) Neither the Purchaser nor the Merger Sub: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group of which the Company is or was the common parent corporation) for any taxable period for which the statute of limitations has not expired.

(l) The Purchaser is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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(m) Since the date of its formation, neither the Purchaser nor the Merger Sub has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.11 Employees and Employee Benefit Plans. The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $200,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. The Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended; provided, however, that the Purchaser is aware of positions taken by the SEC to the effect that SPACS are or may be considered investment companies, and this representation is subject to any final position taken by the SEC with respect to a SPAC being an investment company.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

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3.18 Concerning Stockholder Merger Consideration. All shares of Purchaser Class A Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Class A Common Stock upon the effectiveness of the Merger, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Class A Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal. All such shares of Purchaser Class A Common Stock, when issued, will have been registered pursuant to the Securities Act.

3.19 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20 Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a material claim.

3.21 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

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3.22 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Company’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

3.23 No Other Representations. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser or the Merger Sub or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser and Merger Sub each hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser, Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser and Merger Sub in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser or Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser or Merger Sub.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this

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Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

4.3 Capitalization.

(a) The Company is authorized to issue 50,000,000 shares of Company Common Stock, of which 8,651,071 shares are issued and outstanding, which, for the avoidance of doubt, includes the United Shares. The Company is authorized to issue 10,000,000 shares of Company Preferred Stock, of which no shares are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), which sets forth a list of the beneficial and record owners of all shares of Company Stock, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.

(b) The Company has reserved 3,960,000 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company for issuance upon exercise of currently outstanding Company Options. Schedule 4.3(b) sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than as set forth on Schedule 4.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise). The United Securities have been approved by the Company’s Board of Directors and the

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shares of Company Common Stock issuable upon exercise of the United Warrants and conversion of the Investor Notes have or will, at the Closing, have been authorized and when issued pursuant to the terms of the United Warrants and the Investor Notes will be duly and validly authorized and issued, fully paid and non-assessable.

(c) Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with all applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(d) Except as disclosed in the Company Financials, since January 1, 2021, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

(e) Schedule 4.3(e) lists and describes each agreement and class of agreements (other than Company Options, Company Warrants, United Warrants and the Investor Notes), to which the Company (and not Purchaser) is a party and which provide for the issuance by the Purchaser of shares of Purchaser Class A Common Stock, such agreements being referred to as the “Purchaser Stock Agreements.”

4.4 Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. No Affiliate of the Company or of any executive officer or director of the Company is engaged in any business similar to that of the Company.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of

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the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect upon the Target Companies.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related consolidated unaudited statements of operations, changes in stockholder equity and statements of cash flows for the fiscal years then ended, (the “Year-End Company Financials”), (ii) the Company prepared unaudited financial statements, consisting of the consolidated balance sheet of the Target Companies as of September 30, 2022 (the “Interim Balance Sheet Date”) and the related consolidated income statement, changes in stockholder equity and statement of cash flows for the nine months ended September 30, 2022 and 2021. True and correct copies of the Company Financials have been provided to the Purchaser. Except as set forth in Schedule 4.7(a) with respect to the nine-months ended September 30, 2022 financial statements, the Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company maintains accurate books and records reflecting the Target Companies’ assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) each Target Company does not maintain any off-the-book accounts and that each Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Target Companies and to maintain accountability for each Target Company’s assets, (iv) access to each Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of each Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past five (5) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

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(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness and identified which indebted is a Convertible Security. Except as set forth in Schedule 4.7(c), all Indebtedness of the Target Companies is convertible and will be converted into Company Common Stock pursuant to the Recapitalization. No Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) No Target Company has any accounts receivable.

(f) The Target Companies have, or will have upon completion of the Company Equity Financing, sufficient working capital to meet its working capital requirements for twelve months following completion of the Company Equity Financing.

(g) The financial projections set forth on Schedule 4.7(g) were prepared in good faith using assumptions that the Company believes to be reasonable and which are set forth on said Schedule 4.7(g).

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since December 31, 2021, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. No Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit. Schedule 4.10 also sets forth any permits or licenses which the Company does not have as of the date of this Agreement which are material to the conduct by the Company of its business and proposed business as currently contemplated including the status of the Company’s application for the Key Environmental Permits.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies,

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will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each material Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”), including each Contract that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $200,000

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) is with any Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof;

(x) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including obligations pursuant to any joint venture, strategic alliance or similar agreement);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

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(xiv) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvi) is otherwise material to any Target Company and outside of the ordinary course of business and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

4.13 Intellectual Property

(a) Other than the corporate name registrations for Next Renewable Fuels, Inc. (registered with the Delaware Secretary of State), Next Renewable Fuels Oregon, LLC (registered with the Delaware Secretary of State), GoLoBioMass, LLC (registered with the Texas Secretary of State), and DeepBlu H2, LLC (registered with the Texas Secretary of State), the Internet Assets set forth on Schedule 4.13(a)(i), the Company IP Licenses set forth on Schedule 4.13(a)(ii), and the Trademark application set forth on Schedule 4.13(d), the Target Companies do not own or have any rights in any (i) applied-for or registered Intellectual Property or (ii) material unregistered Intellectual Property. The Company and its subsidiaries have the legal right to use their corporate names. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. Except as set forth on Schedule 4.13(a)(iii), each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable title in, and has the unrestricted right to use, sell, license, transfer, or assign all the Internet Assets.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for the Internet Assets that are owned by any Target Company are valid, in force, and in good standing with all required fees having been paid. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

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(c) No Target Company is the licensor with respect to any Intellectual Property.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Company’s Knowledge, no Target Company is currently infringing, or has, in the past five (5) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e) No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy and confidentiality of such Target Company’s Trade Secrets, if any, and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. To the Knowledge of the Company, the operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal and other material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid,

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collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. To the Knowledge of the Company, there are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such material Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or (B) a change in the accounting method of a Target Company pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement or closing agreement with any Governmental Authority) that will be binding on any Target Company with respect to any period ending after the Closing Date.

(j) No Target Company has requested, or is it the subject of or bound by any private letter ruling from any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group of which the Company is or was the common parent corporation) for any taxable period for which the statute of limitations has not expired.

(l) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments,

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terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received written or, to the Knowledge of the Company, oral notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted.

4.18 Employee Matters

(a) Except as set forth on Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering a group of employees or labor organization, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved material labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer, director, or member of senior management of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) to its Knowledge, is not liable for any material payment to any

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Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee or any Governmental Authority alleging any violation of applicable labor and employment Laws or regulations or breach of contract or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. No Target Company has implemented or plans to implement any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

(c) Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, exempt or non-exempt status, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ending December 31, 2021 and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.19 Benefit Plans. Except as set forth in Schedule 4.19, no Target Company maintains, sponsors, contributes to or otherwise has any Liability under, any Benefit Plans and no Target Company has maintained, sponsored, contributed to or otherwise had any Liability under any Benefit Plan. No Target Company and no ERISA Affiliate thereof has maintained, contributed to, or had an obligation to contribute to (a) a “defined benefit plan” (as defined in Section 414(j) of the Code), (b) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (c) a “multiple employer plan” (as described in Section 413(c) of the Code). Each Target Company and each ERISA Affiliate thereof has complied with the provisions of Section 601 et seq. of ERISA and Sections 4980B, 4980D, 4980H, 6055, and 6056 of the Code, to the extent applicable, such no Target Company has incurred (whether or not assessed) any material Tax or other penalty. “ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with any Target Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect

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such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law, including any Liability resulting from the prior ownership of any real property currently owned by any Target Company.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) To the Company’s Knowledge, there is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Company Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in

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material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) to the Knowledge of the Company, will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. Since the Company’s formation, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any material change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy, other than in the ordinary course of business, or non-renewal of a policy.

(b) Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws in all material respects.

4.24 Customers and Suppliers. The Target Companies have had no customers since January 1, 2021. Schedule 4.24 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2021 and (b) the period from January 1, 2022 through the Interim Balance Sheet Date, the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. Schedule 4.24 also lists any agreements and the status of any negotiation with respect to any agreements pursuant to which any Target Company may provide fuel to any person. Copies of each such agreement have been provided to the Purchaser. The relationships of each Target Company with such suppliers are good commercial working relationships and (i) no Top Supplier within the last twelve months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier has during the last twelve months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier.

4.25 Certain Business Practices.

(a) No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last three (3) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with

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any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26 Investment Company Act. No Target Company is an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.27 Finders and Brokers. Except as set forth on Schedule 4.27, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.28 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.29 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.30 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser, Merger Sub or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, Merger Sub or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

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ARTICLE V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall direct its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to appropriate officers and employees, and to respective properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. Notwithstanding the foregoing, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents would be in violation of the HSR Act, Sherman Act, or any applicable non-U.S. antitrust or competition laws; (c) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other similar privilege applicable to such documents or information; or (d) such documents or information are reasonably pertinent to any adverse legal proceeding between the Company and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 5.1 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, statements, analyses, appraisals, opinions or other information not otherwise prepared in the ordinary course of business.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall direct its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all appropriate officers and employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and direct each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Purchaser to restrict or otherwise prohibit access to such documents or information; (b) access to such documents would be in violation of the HSR Act, Sherman Act, or any applicable non-U.S. antitrust or competition laws; (c) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other similar privilege applicable to such documents or information; or (d) such documents or information are reasonably pertinent to any adverse legal proceeding between the Company and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 5.1 will be construed to require the Purchaser, any of its Subsidiaries or any of their respective Representatives to prepare any reports, statements, analyses, appraisals, opinions or other information not otherwise prepared in the ordinary course of business.

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5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities except for (x) the issuance of Company Options in connection with employee compensation in the ordinary course of business consistent with past practice, and (y) other issuances of Company equity securities or Company Convertible Securities which are expressly provided for in this Agreement;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company IP or Company IP Licenses (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

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(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary other than in the ordinary course of business as currently conducted or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than as provided in this Agreement;

(xviii) enter into any agreement or understanding, including any informal agreement, which could result in the payment of a transaction bonus to any person whether prior to or subsequent to the Closing.

(xix) Other than with respect to the Investor Notes, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement, including, but not limited to the Key Environmental Permits;

(xxiii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv) incur any Indebtedness unless such Indebtedness is convertible into Company Common Stock pursuant to the Recapitalization on terms reasonably acceptable to the Purchaser.

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(xxv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxvi) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (or as contemplated by the PIPE Offering), as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser and Merger Sub shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person; provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds, including borrowing from the Sponsor, necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including the PIPE Investment and any other financing contemplated by this Agreement) and any costs and expenses necessary for an Extension (such expenses, “Extension Expenses”);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

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(vii) terminate, waive or assign any material right under any Purchaser Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) except with respect to the PIPE Offering, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(a) Not later than December 15, 2022, the Company will deliver the Year-End Company Financials audited by Marcum LLP, an independent PCAOB registered auditor, prepared in accordance with GAAP and PCAOB standards.

(b) The Company shall use its best efforts to deliver its financial statements for the year ended December 31, 2022 by February 15, 2023 audited by Marcum LLP.

(c) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated statement of operations and an unaudited consolidated balance sheet of the Target Companies for the

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period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Class A Common Stock and the Purchaser Public Warrants.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations

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of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of

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any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Purchaser Class A Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance

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with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger and the issuance of the Merger Consideration pursuant to this Agreement (and, to the extent required, the issuance of any shares in connection with the PIPE Offering or any other financing which involves the issuance of Purchaser Common Stock), by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and the rules and regulations of the SEC and Nasdaq; (ii) the adoption and approval of the Amended Purchaser Charter; (iii) adoption and approval of an equity incentive plan in form and substance mutually acceptable to the Company and the Purchaser (the “Incentive Plan”), which will provide for awards for a number of shares of Purchaser Common Stock equal to ten percent (10%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Recapitalization, the Redemption and the PIPE Offering); (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, such appointment to be effective on the Closing Date; (v) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”); and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption, and the Company shall assist in such efforts and shall provide such information concerning the Company, its financial statements and its management as is necessary for inclusion in the Registration Statement. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Purchaser, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the

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Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company hereby agrees that, during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights

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hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice.

5.17 Post-Closing Board of Directors and Executive Officers.

(a) Effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals, of which one person shall be designated by the Purchaser prior to the Closing (the “Purchaser Director”) and (ii) six persons that are designated by the Company prior to the Closing (the

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“Company Directors”), at least four of whom shall qualify as an independent director under Nasdaq rules (each and “Independent Director, and together with the Purchaser Director and the Company Directors, the “Directors” and each individually a “Director”). At or prior to the Closing, the Purchaser will provide each Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Director.

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Company immediately prior to the Closing shall become the chief executive officer and chief financial officer of the Purchaser on the Closing Date (unless, at its sole discretion, the Company desires to appoint another qualified person reasonably acceptable to the Purchaser to either such role, in which case, such other person identified by the Company shall serve in such role).

5.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

5.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from the PIPE Offering shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including any legal fees) of the IPO and (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iii) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20 Employment Agreements. Effective on the Closing Date, the Purchaser shall enter into employment agreements with key executive listed on Schedule 5.20 (the “New Employment Agreements”), which agreements shall be mutually satisfactory to the Company, the Purchaser and the employee. The employment with the chief executive officer shall also include options the terms of which are set forth on Schedule 5.20. For the avoidance of doubt, the Purchaser Common Stock issuable upon exercise of such options (i) are in addition to the shares covered by the Incentive Plan and are not included in Total Company Shares.

5.21 Company Equity Financing. Subsequent to the date of this Agreement, the Company shall use its commercially reasonable efforts to enter into agreements with accredited investors with respect to the Company Equity Financing, the proceeds of which may be used by the Company for working capital. To the extent that the Company Equity Financing involves the issuance of Convertible Securities, all of such Convertible Securities shall be converted

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into Company Common Stock on or prior to the Closing Date. Such shares of Company Common Stock and any shares of Company Common Stock issuable upon exercise of any warrants which issued as part of the Company Equity Financing and not exercised prior to the Closing Date shall be included in computing the Total Company Shares.

5.22 PIPE Offering. Without limiting anything to the contrary contained herein, during the Interim Period, the Purchaser with the assistance of the Company, will use its commercially reasonable efforts to enter into Subscription Agreements with investors (the “PIPE Investors”) pursuant to which the PIPE Investors will agree to purchase from the Purchaser at the Closing securities of the Company, the securities to have such terms and conditions as shall be acceptable to the Purchaser subject to the approval of the Company, such approval not to be unreasonably withheld, delayed or conditioned, of up to $50,000,000 or such other amount as may be acceptable to the Purchaser. The Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with such PIPE Offering (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser). In the event that all conditions in the Subscription Agreements have been satisfied, the Purchaser shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its commercially reasonable efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) the Purchaser the subscription amount under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

5.23 Investor Notes. The Company shall use its commercially reasonable efforts to enter into agreements with United and other strategic investors and the Purchaser pursuant to which the subscribers agree to purchase Investor Notes in the aggregate principal amount of $50,000,000 or such other amount as is acceptable to the Company, the Purchaser and, if the amount is less than $50,000,000, United. A strategic investor shall mean an investor who, in addition to purchasing equity securities, including the Investor Notes, has a business relationship with the Company which the Company considers material to the development of the Company’s business; provided, however, that a PIPE Investor may, with the approval of the Purchaser and the Company, subscribe for Investor Notes. The terms of the subscriptions for the Investor Notes and the terms of the Investor Notes shall be acceptable to the Company subject to the approval of the Purchaser, such approval not to be unreasonably withheld, delayed or conditioned. The Investor Notes shall automatically convert at or immediately prior to the Effective Time at an agreed-upon discount into Purchaser Class A Common Stock. Any Convertible Securities issued pursuant to such agreements shall not be required to be converted prior to the Closing Date.

5.24 Purchaser Share Agreements. The Purchaser shall obtain approval by its board of directors of the issuance of any shares of Purchaser Class A Common Stock issuable pursuant to the Purchaser Share Agreements.

5.25 Waiver of Deferred Fees. Following the execution of this Agreement, and in no event later than thirty (30) days from the date of this Agreement, the Purchaser shall obtain a written waiver in regard to any fee or commission payable pursuant to the agreement listed in Schedule 3.4 of the Purchaser Disclosure Schedule.

ARTICLE VI
CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement pursuant to Section 5.12 shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to

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which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and the PIPE Offering, the Purchaser shall have net tangible assets of at least $5,000,001.

(h) Composition of the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed, in all material respects, all of the Purchaser’s obligations and complied, in all material respects, with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Minimum Funding. The total of the proceeds from the PIPE Offering plus the amount remaining in the Trust Account after Redemptions, net of Expenses, shall not be less than $50,000,000.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and

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approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Sponsor Support Agreement. The Sponsor Support Agreement shall be in effect as of the Closing Date.

6.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) New Employment Agreements. The executives named in Section 5.20 shall have entered into the New Employment Agreements with the Purchaser.

(e) Recapitalization. The Recapitalization shall have been completed and the Company shall have provided documentation confirming the effectiveness of the Recapitalization.

(f) Certain Ancillary Documents. Each Lock-Up Agreement and the Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(g) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c)

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required

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Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v) Registered Agent Letter. The Purchaser shall receive a copy of the letter, executed by all parties thereto, in the agreed form, to the Delaware registered agent of the Company from the client of record of such registered agent instructing it to take instruction from the Purchaser (or its nominees) from Closing.

(vi) Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(g)(vi) have been terminated with no further obligation or Liability of any Target Company thereunder.

(vii) Key Environmental Permits. The Key Environmental Permits shall be in full force and effect.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by July 14, 2023 (the “Outside Date”) (provided, that (A) if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser, and (B) if the SEC has not declared the Registration Statement effective on prior to July 14, 2023, the Outside Date shall be automatically extended to August 31, 2023; provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a

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condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is uncured and continuing;

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(h) by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Subject to Sections 8.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses. Notwithstanding the foregoing, the Purchaser and the Company each agree to each be responsible for fifty percent (50%) of all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“Antitrust Expenses”).

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ARTICLE VIII
TRUST WAIVER

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within 18 months after the closing of the IPO, subject to extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or any of its Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, the Company hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, and its Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE IX
MISCELLANEOUS

9.1 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements,

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shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser, Merger Sub or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:

Industrial Tech Acquisitions II, Inc.
5090 Richmond Ave, Suite 319
Houston, Texas, 77056
Attn: R. Greg Smith, CFO
Telephone: (713) 599-1300
Email: greg@texasventures.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Richard I. Anslow, Esq. (ext. 7194)
Asher S. Levitsky P.C. (ext. 7152)
Telephone No.: (212) 370-1300
Email: ranslow@egsllp.com
alevitsky@egsllp.com

If to the Company or the Surviving Corporation, to:

NEXT Renewable Fuels, Inc.
11767 Katy Freeway
Suite 700
Houston, Texas 77079
Attn: Chris Efird, CEO, and
David Kane, CFO
Telephone No.: 281.541.7311
Email: chris@nextrenewables.com
david@nextrenewables.com

with a copy (which will not constitute notice) to:

ArentFox Schiff LLP
1717 K Street NW
Washington, DC 20006
Attn: Ralph De Martino, Esq.

Nick Tipsord, Esq.

Telephone No.: 202.724.6848
Email: Ralph.DeMartino@afslaw.com
Nick.Tipsord@afslaw.com

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If to the Purchaser after the Closing, to:

NXTCLEAN Fuels

11767 Katy Freeway
Suite 700
Houston, Texas 77079
Attn: Chris Efird, CEO, and
David Kane, CFO
Telephone No.: 281.541.7311
Email: chris@nextrenewables.com
david@nextrenewables.com

with a copy (which will not constitute notice) to:

ArentFox Schiff LLP
1717 K Street NW
Washington, DC 20006
Attn: Ralph De Martino, Esq.

Nick Tipsord, Esq.

Telephone No.: 202.724.6848
Email: Ralph.DeMartino@afslaw.com
Nick.Tipsord@afslaw.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Richard I. Anslow, Esq. (ext. 7194)

Asher S. Levitsky P.C. (ext. 7152)

Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: ranslow@egsllp.com

alevitsky@egsllp.com

9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company and after the Closing, any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.6) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents

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and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in the State of Delaware. The language of the arbitration shall be English.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 9.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in the State of Delaware (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 9.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.3. Nothing in this Section 9.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.8 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.11 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company.

9.12 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated

Annex A-47

Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.13 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.14 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s stockholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.15 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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9.16 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser and Merger Sub and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, which is have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest Year-End Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, and whether formal or informal.

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“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Indebtedness” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company’s Closing Date Debt” shall mean the principal amount of Indebtedness for borrowed money which is outstanding on the Closing Date, after giving effect to the Recapitalization and shall exclude capital lease obligations.

“Company Common Stock” means Company’s common stock, par value $0.001 per share.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Options and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or equity or debt securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company or any other agreement or instrument pursuant to the terms of which additional shares of any capital stock of the Company may be issued.

“Company Equity Financing” means a private placement of Company Securities pursuant to subscription agreements entered into between the Company and investors prior to the Closing on terms reasonably acceptable to the Purchaser.

“Company Option” means an option (whether vested or unvested) to purchase Company Stock that was granted by the Company’s board of directors and, for the avoidance of doubt, excludes the United Securities.

“Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

“Company Securities” means, collectively, the Company Stock, the Company Options and any other Company Convertible Securities and, for the avoidance of doubt, excludes the United Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock.

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“Company Warrant” means each warrant to purchase shares of Company Common Stock and includes any warrants issued as part of the Company Equity Financing, but excludes (i) the United Warrants and (ii) any warrants issued in connection with any financing other than the Company Equity Financing.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“Environmental Law” means any Law relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to a violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

Annex A-51

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Recapitalization or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis and (b) treating all outstanding Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding any Company Securities issuable pursuant to the United Warrants.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of January 11, 2022 and filed with the SEC on January 13, 2022 (File No. 333-254594).

“IPO Underwriters” means Wells Fargo Securities, LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Key Environmental Permits” mean (i) the Oregon Department of Environmental Quality Air Contaminant Discharge Permit - Impacts to Air Quality; (ii) Clean Water Act Section 404 Water Quality Certification - Impact to Water Quality and (iii) U.S. Army Corp of Engineers Clean Water Act Section 401 Clean Water Act Permit - Impacts to Wetland.

Annex A-52

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19) or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

Annex A-53

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means, collectively, the shares of Purchaser Class A Common Stock and the Purchaser Class B Common Stock. For the avoidance of doubt, any reference in this Agreement to Purchaser Common Stock from and after the Closing shall mean the Purchaser Class A Common Stock.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, or its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any class of capital stock of the Purchaser or equity or debt securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any class or capital stock of the Purchaser or any other agreement or instrument pursuant to the terms of which additional shares of any capital stock of the Purchaser may be issued.

Annex A-54

“Purchaser Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Warrants” means one whole warrant, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Warrants” means one whole redeemable warrant that was included in as part of each Purchaser Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one-half (1/2) of one Purchaser Public Warrant.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Redemption Price” means an amount equal to the price at which each public share of Purchaser Class A Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Remedial Action” means all actions related to Environmental Laws to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is an executive officer or director of the Company or (ii) owns more than two percent (2%) of the issued and outstanding shares of the Company (treating any Company Convertible Securities on an as-converted to Company Common Stock basis).

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Industrial Tech Partners II, LLC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other

Annex A-55

similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means any one of the Company and its direct and indirect Subsidiaries, and “Target Companies” means all of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, any other Person (other than an agreement entered into in the ordinary course of business and not primarily related to Taxes).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Class A Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Class A Common Stock are then traded.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (iii) the Company’s portion of any Antitrust Expenses in accordance with Section 7.3 that have not been paid prior to the Closing, and (iv) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

Annex A-56

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 11, 2020, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws.

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
AAA Procedures	9.6
Acquisition Proposal	5.6(a)
Agreement	Preamble
Alternative Transaction	5.6(a)
Amended Purchaser Charter	1.7
Antitrust Expenses	7.3
Antitrust Laws	5.9(b)
Assumed Option	1.10(d)
Assumed Warrant	1.10(e)
Business Combination	8.1
Certificate of Merger	1.2
Closing	2.1
Closing Date	2.1
Closing Filing	5.14(b)
Closing Press Release	5.14(b)
Company	Preamble
Company Certificates	1.11(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(d)
Company IP Licenses	4.13(a)
Company Material Contracts	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Real Property Leases	4.15
Company Registered IP	4.13(a)
Company Special Meeting	5.13
Conversion Ratio	1.9
D&O Indemnified Persons	5.18(a)
D&O Tail Insurance	5.18(b)
DCGL	Recitals
Directors	5.17(a)
Dispute	9.6
Dissenting Shares	1.14
Dissenting Stockholder	1.14
Effective Time	1.2
EGS	2.1
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)

Annex A-57

Term	Section
Expenses	7.3
Extension	5.3(a)
Extension Expenses	5.3(a)(iv)
Federal Securities Laws	5.7
Incentive Plan	5.12(a)
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
Lock-Up Agreement	Recitals
Lost Certificate Affidavit	1.11(d)
Merger	Recitals
Merger Consideration	1.9
Merger Sub	Preamble
NEXT Oregon	Recitals
Non-Competition Agreement	Recitals
OFAC	3.19(c)
Off-the-Shelf Software	4.13(a)
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
PIPE Offering	Preamble
PIPE Investors	3.22
PIPE Securities	3.22
Post-Closing Purchaser Board	5.17(a)
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Stockholders	8.1
Purchaser	Preamble
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Material Contract	3.13(a)
Purchaser Stockholder Approval Matters	5.12(a)
Purchaser Special Meeting	4.3(e)
Purchaser Stock Agreement	5.12(a)
Recapitalization	1.18
Redemption	5.12(a)
Registration Statement	5.12(a)
Related Person	4.21
Released Claims	8.1
Required Company Stockholder Approval	6.1(b)
Required Purchaser Stockholder Approval	6.1(a)
Resolution Period	9.6
SEC Reports	3.6(a)
SEC SPAC Accounting Changes	3.6(a)
Signing Filing	5.14(b)
Signing Press Release	5.14(b)
Specified Courts	9.7
Merger Consideration	1.9
Sponsor Support Agreement	Recitals
Subscription Agreement	Recitals
Surviving Corporation	1.1

Annex A-58

Term	Section
Top Suppliers	4.24
Transmittal Documents	1.11(c)
Transfer Agent	1.11(a)
United Investments	Recitals
United Notes	Recitals
United Shares	Recitals
United Securities	Recitals
United Warrants	Recitals
Voting Agreements	Recitals
Year-End Company Financials	4.7(a)

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Annex A-59

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:
Industrial Tech Acquisitions II, Inc.
By:	/s/ R. Greg Smith
	Name:	R. Greg Smith
	Title:	CFO
Merger Sub:
ITAQ Merger Sub Inc.
By:	/s/ R. Greg Smith
	Name:	R. Greg Smith
	Title:	CFO
The Company:
NEXT Renewable Fuels, Inc.
By:	/s/ Chris Efird
	Name:	Chris Efird
	Title:	CEO

Annex A-60

Annex B

FORM OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INDUSTRIAL TECH ACQUISITIONS II, INC.,

a Delaware corporation

Industrial Tech Acquisitions II, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A.     The Corporation was originally incorporated under the name Industrial Tech Acquisitions II, Inc. The Corporation’s original certificate of incorporation was filed with the office of the Secretary of State of the State of Delaware on January 4, 2021.

B.     This amended and restated certificate of incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), restates and amends the provisions of the Corporation’s certificate of incorporation and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

C.     The text of the certificate of incorporation of this Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I
NAME

The name of the Corporation is NXTCLEAN Fuels Inc.

ARTICLE II
REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV
CAPITAL STOCK

4.1    Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [___] shares, consisting of [___] shares of common stock, par value $[___] per share (“Common Stock”), and [___] shares of preferred stock, par value $[___] per share (“Preferred Stock”).

4.2    Increase or Decrease in Authorized Capital Stock. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 4.4 of this amended and restated certificate of incorporation of the Corporation (as further amended from time to time in accordance with the provisions hereof and including, without limitation, the terms of any certificate of designation with respect to any series of Preferred Stock, this “Certificate of Incorporation”).

Annex B-1

4.3    Common Stock.

(a)    The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of shares of Common Stock are entitled to vote. The holders of shares of Common Stock shall not have cumulative voting rights. Except as otherwise required by law or this Certificate of Incorporation, and subject to the rights of the holders of shares of Preferred Stock, if any, at any annual or special meeting of the stockholders of the Corporation, the holders of shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences or relative, participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereof, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL.

(b)    Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the board of directors of the Corporation (the “Board”) from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

4.4    Preferred Stock.

(a)    The Board is expressly authorized to issue from time-to-time shares of Preferred Stock in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board. The Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designation filed pursuant to the DGCL the powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including, without limitation, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including, without limitation, sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

(b)    The Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, stated in this Certificate of Incorporation or the resolution of the Board originally fixing the number of shares of such series. If the number of shares of any series of Preferred Stock is so decreased, then the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V
BOARD OF DIRECTORS

5.1    General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

5.2    Number of Directors; Election; Term.

(a)    The number of directors that shall consist of one (1) or more members and the number of members of the entire Board shall be fixed, from time to time, exclusively by the Board in accordance with the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “Bylaws”), subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if any.

Annex B-2

(b)    At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the effectiveness of this Article V, each of the successors elected to replace the directors of the board shall be elected to hold office until the next annual meeting and until his or her respective successor shall have been duly elected and qualified.

(c)    Notwithstanding the foregoing provisions of this Section 5.2, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.

(d)    Elections of directors need not be by written ballot unless the Bylaws shall so provide.

(e)    Notwithstanding any of the other provisions of this Article V, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of designation for such series of Preferred Stock. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of this Article V, then upon commencement and for the duration of the period during which such right continues; (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to such director’s earlier death, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such series of stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation or removal of such additional directors, shall forthwith terminate, and the total authorized number of directors of the Corporation shall be reduced accordingly.

5.3    Removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, a director may be removed from office by the stockholders of the Corporation with cause by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

5.4    Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, at any meeting of the Board and not by the stockholders. A person so elected by the Board to fill a vacancy or newly created directorship shall hold office until the next election of the Board and until such person’s successor shall be duly elected and qualified or until such director’s earlier death, resignation or removal.

ARTICLE VI
AMENDMENT OF BYLAWS

6.1    In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VII
STOCKHOLDERS

7.1    No Action by Written Consent of Stockholders. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by written consent in lieu of a meeting.

Annex B-3

7.2    Special Meetings. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation or the Board, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.

7.3    Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE VIII
LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1    Limitation of Personal Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Section 8.1, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.

8.2    Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. A director’s right to indemnification conferred by this Section 8.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director is not entitled to be indemnified by the Corporation under this Article VIII or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or any director’s rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director, (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.

8.3    Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 8.2 of this Certificate of Incorporation shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

8.4    Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VIII or otherwise.

8.5    Persons Other Than Directors and Officers. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 8.2 of this Certificate of Incorporation or to advance expenses to persons other than directors of the Corporation.

8.6    Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article VIII shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

Annex B-4

ARTICLE IX
MISCELLANEOUS

9.1    Forum for Certain Actions.

(a)    Forum. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.

(b)    Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 9.1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 9.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c)    Enforceability. If any provision of this Section 9.1 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 9.1, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

(d)    Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.1.

9.2    Amendment. The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders of the Corporation by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Section 9.2. In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation inconsistent with the purpose and intent of Article VII, Article VIII or this Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alternation, repeal or adoption of any other Article).

Annex B-5

9.3   Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

Annex B-6

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this ______ day of ____________, 20__.

INDUSTRIAL TECH ACQUISITIONS II, INC.

By:
Its:

Annex B-7

Annex C

[To Come]

Annex C-1

Annex D

November 18, 2022	File Reference: 34-36-63385

Special Committee to the Board of Directors of
Industrial Tech Acquisitions II, Inc.
c/o R. Greg Smith, Chief Financial Officer
5090 Richmond Avenue, Suite 319
Houston, Texas 77056

To the Special Committee:

Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “Marshall & Stevens” or “we,” “us,” or “our”) has been engaged by Industrial Tech Acquisitions II, Inc., a Delaware corporation (“ITAQ” or the “Purchaser”) for the benefit of and to advise the special committee of the board of directors of ITAQ (the “Committee”) in connection with the consideration by the Committee of a possible acquisition (the “Transaction”) of NEXT Renewable Fuels, Inc., a Delaware corporation (“NEXT” or the “Acquired Business”), as set forth in the Agreement and Plan of Merger by and among ITAQ, ITAQ’s wholly-owned subsidiary and NEXT marked “Execution Copy” and distributed to and reviewed by the Special Committee in advance of the November 18, 2022 meeting of the Special Committee (the “Merger Agreement”). A copy of the Merger Agreement was provided to us in advance of the meeting November 18, 2022, meeting with the Committee. We have been engaged to perform a fairness analysis, from a financial point of view, of the purchase price to be paid by the Purchaser for the Acquired Business all as set forth in our Engagement Letter dated July 6, 2022 and the accompanying General Contractual Conditions thereto (collectively, the “Agreement”). This letter shall serve as our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the purchase price to be paid by ITAQ for the Acquired Business as referenced in and governed by that Agreement and sets forth the opinion that we orally delivered to the Committee on November 18, 2022.

We are advised, and have relied upon such advice with your approval, that the Transaction will be consummated as set forth in the Merger Agreement. We understand that the Transaction is expected to close (the “Closing”) in mid-to-late 2023. We are further advised, and have relied upon such advice with your approval, that the Transaction consists of a business combination between the Purchaser and NEXT and pursuant to which the Purchaser, will acquire NEXT for total consideration (the “Purchase Price”) of Four Hundred and Fifty Million Dollars ($450,000,000). The Merger Consideration shall be in the form of shares of Class A Common Stock of Purchaser (the “Share Consideration”) issued to the equity holders of NEXT. In the manner provided in the Merger Agreement, all of NEXT’s convertible debt will be converted into NEXT common stock, and the total number of shares of ITAQ Class A Common Stock to be issued to the NEXT stockholders, including holders of options and warrants to acquire NEXT common stock, shall be determined by dividing (i) $450,000,000 by (ii) the Redemption Price (as such term is hereinbelow defined). Each of the shares included in the Share Consideration will be valued at the Redemption Price, which is the price at which each public share of Purchaser Class A Common Stock may be redeemed for cash pursuant to a redemption (the “Redemption Price”). For purposes of our Opinion, we have used, with your approval, $10.00 per share as the Redemption Price.

Based on the fact that the Purchaser is only recently formed, has no operating history, has no assets other than cash and, prior to the execution and delivery of the Merger Agreement, its rights under the letter of intent dated June 4, 2022 (the “LOI”), and that its securities are thinly traded, we have assumed, with your approval, that the fair value of each of shares of Class A common stock to be issued in the Transaction is equivalent to the Redemption Price and we have not performed any separate analysis regarding the fair value of the Class A Common Stock.

We understand that in connection with the Transaction, certain employees of NEXT may enter into employment agreements with the Purchaser, and that certain equity the Purchaser will be reserved for issuance pursuant to stock bonus or incentive arrangements. Our Opinion does not address the fairness of such agreements or stock bonus or incentive arrangements. We further understand that in connection with the Transaction, the Purchaser may make

Annex D-1

commitments with respect to the future financing or funding of the Acquired Business. Our Opinion assigns no value to such future financing or funding commitments or obligations. In addition, we understand that the Transaction contemplates certain changes in the rights, privileges, and preferences of the holders of the Purchaser’s shares and that the composition of the management and board of directors of the Surviving Corporation will be different from the composition of the management and board of directors of the Purchaser. We have done no analysis of and express no opinion as to the fairness of such changes in rights, privileges, and preferences and/or of the differences in the composition of the Purchaser’s management and board of directors as compared to the present composition of the Purchaser’s management and board of directors.

We have been asked to advise the Committee to the fairness, from a financial point of view, of the Purchase Price to be paid by the Purchaser in the Transaction for the Acquired Business. We have not been asked to render any opinion with respect to the fairness of the Purchase Price to any other person or entity besides the Committee, and we specifically express no such opinion. We have not been engaged to serve as the financial advisor to the Committee; we have not been involved in the negotiation or structuring of the Transaction or the negotiation or structuring of the LOI or the Merger Agreement; we have not been involved in the raising of any funding for or with respect to or associated with the Purchaser and/or the Transaction or provided any advices with respect to such funding; and we have not been asked to consider any non-financial elements of the Transaction or any other alternatives that might be available to the Committee or the Purchaser. With your consent, in establishing fair value, we have looked solely at the equity value of NEXT immediately prior to the Transaction Date and have not taken into consideration any possible consequences of the Transaction (either positive or negative). We have, with your consent, not considered the dilution effects of the issuance of Class A Common Stock pursuant to the Merger Agreement on equity holders of the Purchaser. Our services in rendering this opinion have been in our capacity as an independent valuation consultant and not as a fiduciary to the Committee, the Board of Directors of the Purchaser, Purchaser, the shareholders of the Purchaser, the shareholders of NEXT, or any other person or entity, or as a broker/dealer, underwriter or investment advisor.

In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:

•      Conducted management interviews with NEXT’s management. Topics addressed included, but were not limited to, the transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition and various other topics related to business operations.

•      NEXT’s historical financial statements for the fiscal years ended December 31, 2020 and December 31, 2021, which have not been audited by NEXT”s independent auditor;

•      Internal financial results for year-to-date as of July 31, 2022;

•      Projections for NEXT as provided by NEXT’s management for the fiscal year ending fiscal year ending 2022 through 2034;

•      The LOI;

•      The Merger Agreement, which we assume has been executed in the form in which we reviewed it;

•      Investor presentations;

•      Third-party industry and economic research, including, but not limited to, IBISWorld, Capital IQ, Guide to Cost of Capital published by Kroll Inc.; and

•      Other information, studies, and analyses as we deemed appropriate.

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Committee, the Purchaser and/or NEXT or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, and iii) not conducted any independent valuation or appraisal of any specific assets of the Purchaser or NEXT or any appraisal or estimate of any specific liabilities of the Purchaser or NEXT. With respect to the projections and/or financial

Annex D-2

forecasts relating to NEXT, we have assumed, with your consent, that such projections and/or financial forecasts have been reasonably prepared on the basis of and reflect the best currently available estimates and judgments of the management of NEXT as to the future financial performance of that company and that management of the surviving corporation will be able to execute on the business plan underlying such projections and/or financial forecasts. With your consent, we assume no responsibility for, and express no view as to, such projections and/or financial forecasts or the assumptions on which they are based. Our Opinion assumes that there are no contingent or off-balance sheet assets or liabilities for the Purchaser or NEXT.

Our opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Purchase Price as of any other date. In rendering our Opinion, we have assumed that the factual circumstances, agreements, and terms, as they existed at the date of the Opinion, will remain substantially unchanged through the time the Transaction is completed. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.

Our Opinion expressed herein has been prepared for the Committee in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose. Our Opinion does not constitute a recommendation to the Committee or the shareholders of Purchaser, the shareholders of NEXT or any other person or entity as to any action the Board, the shareholders of Purchaser, the shareholders of NEXT or any other person or entity should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the Transaction or the underlying decision by the Committee to engage in the Transaction or the relative merits of any alternatives that may be available to the Purchaser. This Opinion addresses only the Purchase Price and does not address any other aspect of the Transaction. By way of example, our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred, any future funding or fundraising commitments, or any changes in the rights, privileges and preferences of the holders of the Purchaser’s shares or in the composition of the Purchaser’s management and board of directors. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters.

This Opinion may not be reproduced, disseminated, quoted, or referred to at any time without our prior written consent.

Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by the Purchaser for the Acquired Business in the Transaction is fair to the Purchaser from a financial point of view.

Very truly yours,

/s/ Marshall & Stevens Transaction Advisory Services, LLC

Marshall & Stevens Transaction Advisory Services, LLC
File No. 34-36-63385

Annex D-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

ITAQ’s amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by the DGCL, and ITAQ’s bylaws provide for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, ITAQ has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require ITAQ, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ITAQ pursuant to the foregoing provisions, ITAQ has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1*^	Agreement and Plan of Merger, dated as of November 21, 2022, by and among ITAQ, NEXT and Merger Sub (attached as Annex A to this proxy statement/prospectus contained in this registration statement).
3.1*	Amended and Restated Certificate of Incorporation of ITAQ (Incorporated herein by reference to Exhibit 3.1 of ITAQ’s Form 8-K filed on January 18, 2022).
3.2*

Form of Amended and Restated Certificate of Incorporation of NXTCLEAN (attached as Annex B to this proxy statement/prospectus contained in this registration statement), to be effective immediately after the closing of the Business Combination.

3.3*	Bylaws of ITAQ, as currently in effect (incorporated by reference to Exhibit 3.3 of ITAQ’s Form S-1/A filed with the SEC on December 3, 2021).
3.4***	Form of Amended Bylaws of NXTCLEAN to be effective immediately after the closing of the Business Combination.
4.1*	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 of ITAQ’s Form S-1/A filed with the SEC on December 3, 2021).
4.2*	Specimen Class A common stock Certificate (incorporated by reference to Exhibit 4.2 of ITAQ’s Form S-1/A filed with the SEC on December 3, 2021).
4.3*	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of ITAQ’s Form S-1/A filed with the SEC on December 3, 2021).
4.4*

Warrant Agreement, dated January 11, 2022, between ITAQ and Continental Stock Transfer & Trust Company, as trustee (Incorporated herein by reference to Exhibit 4.1 of ITAQ’s Form 8-K filed on January 18, 2022).

5.1**	Opinion of Ellenoff Grossman & LLP as to the validity of the securities to be issued.
8.1**	Form of Federal Tax opinion of Ellenoff Grossman & Schole LLP.
10.1*

Form of Voting Agreement, dated as of November 21, 2022, by and among ITAQ, NEXT and certain stockholders of NEXT (incorporated by reference to Exhibit 10.1 of ITAQ’s Form 8-K filed with the SEC on November 21, 2022).

10.2*	Form of Lock-Up Agreement by and between ITAQ, and certain stockholders of NEXT (incorporated by reference to Exhibit 10.2 of ITAQ’s Form 8-K filed with the SEC on November 21, 2022).
10.3*	Form of Non-Competition Agreement by and among ITAQ, NEXT and certain stockholders of NEXT (incorporated by reference to Exhibit 10.3 of ITAQ’s Form 8-K filed with the SEC on November 21, 2022).

Exhibit No.	Description
10.4*

Sponsor Voting Agreement, dated November 21, 2022, by and among ITAQ, NEXT and Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.4 of ITAQ’s Form 8-K filed with the SEC on November 21, 2022).

10.5*

Investment Management Trust Agreement, dated January 11, 2022, by and between Continental Stock Transfer &Trust Company, as trustee and ITAQ (incorporated by reference to Exhibit 10.1 of ITAQ’s Form 8-K filed with the SEC on January 18, 2022).

10.6*

Registration Rights Agreement, dated January 11, 2022, by and between ITAQ and Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.2 of ITAQ’s Form 8-K filed with the SEC on January 18, 2022).

10.7*

Letter Agreement, dated January 11, 2022, by and among ITAQ, its officers and directors and Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.3 of ITAQ’s Form 8-K filed with the SEC on January 18, 2022).

10.8*

Private Placement Warrants Purchase Agreement, dated January 11, 2022, by and between ITAQ and Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.4 of ITAQ’s Form 8-K filed with the SEC on January 18, 2022).

10.9*

Administrative Service Agreement, dated January 11, 2022, by and between ITAQ and Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.5 of ITAQ’s Form 8-K filed with the SEC on January 18, 2022).

10.10*

Amended and Restated Promissory Note, dated January 11, 202, issued to Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.6 of ITAQ’s Form 8-K filed with the SEC on January 18, 2022).

10.11*

Securities Subscription Agreement, dated January 8, 2021, by and between ITAQ and Industrial Tech Partners II, LLC (incorporated by reference to Exhibit 10.5 of ITAQ’s Form S-1/A filed with the SEC on December 3, 2021).

10.12**	Product Offtake Agreement, dated August 28, 2019, between NEXT Energy Group, Inc. and BP Products North America, Inc.
10.13**	Term Purchase Agreement, dated March 7, 2018, between Chevron Products Company, a division of Chevron U.S.A. Inc. and NEXT Energy Group, Inc.
10.14**	Amendment to Term Purchase Agreement, dated February 4, 2019, between Chevron Products Company, a division of Chevron U.S.A. Inc. and NEXT Energy Group, Inc.
10.15**	Offtake Agreement, dated January 31, 2019, between NEXT Energy Group, Inc. and Phillips 66, Company.
10.16**	Renewable Diesel Purchase and Sale Agreement, dated September 21, 2018, between Shell Trading (US) Company and NEXT Energy Group, Inc., as amended on January 1, 2019.
10.17**	Feedstock Supply Agreement, dated May 16, 2019, between Issuer and BP Products North America, Inc.
10.18***	Subscription Agreement, dated November 10, 2022, between NEXT and United.
10.19***	United Warrant to Purchase 2.0 million shares of NEXT Common Stock, dated November 10, 2022.
10.20***	United Warrant to Purchase 1.0 million shares of NEXT Common Stock, dated November 10, 2022.
10.21***	United Warrant to Purchase 1.0 million shares of NEXT Common Stock, dated November 10, 2022.
10.22***	Registration Rights Agreement, dated November 10, 2022, between NEXT and United.
10.23***	Right of First Refusal and Co-Sale Agreement, dated November 10, 2022, between NEXT and United.
10.24***	Investor Rights Letter Agreement, dated November 10, 2022, between NEXT and United.
21.1**	List of Subsidiaries of NEXT Post-Business Combination.
23.1**	Consent of Marcum LLP, independent registered public accounting firm, auditor of NEXT.
23.2**	Consent of Marcum LLP, independent registered public accounting firm, auditor of ITAQ.
23.3**	Consent of Ellenoff, Grossman & Schole LLP (included in Exhibit 5.1and Exhibit 8.1).
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1**	Consent of Marshall & Stevens Transaction Advisory Services LLC
99.2**	Consent of [ ] to be named as a Director
99.3**	Consent of [ ] to be named as a Director
107**	Filing fee table

____________

*        Submitted herewith.

**      To be filed by amendment.

***    Previously filed.

^        The exhibits, schedules or similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits, schedules or similar attachments upon its request.

Item 22.     Undertakings

The undersigned registrant hereby undertakes:

•        to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

•        to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•        to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•        to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•        that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on January [    ], 2023.

Industrial Tech Acquisitions II, Inc.
By:
Name:	E. Scott Crist
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that person whose signature appears below does hereby appoint E. Scott Crist and R. Greg Smith and each of them acting singly, as his or her true and lawful attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 413 or 462 under the Securities Act, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date
	Chief Executive Officer and director	January [ ], 2023
E. Scott Crist	(principal executive officer)
	Chief Financial Officer and director	January [ ], 2023
R. Greg Smith	(principal financial and accounting officer)
	director	January [ ], 2023
Andrew Clark
	director	January [ ], 2023
Harvin Moore
	director	January [ ], 2023
Aruna Viswanathan